This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-151519

SUBJECT TO COMPLETION, DATED JUNE 9, 2008
PRELIMINARY PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JUNE 9, 2008

$100,000,000

Bristow Group Inc.

     % Convertible Senior Notes Due 2038

We are offering $100,000,000 aggregate principal amount of our     % Convertible Senior Notes due 2038, or the “notes.” The notes will bear interest at a rate of     % per year. Interest on the notes will be payable semi-annually in arrears on June 15 and December 15 of each year, beginning December 15, 2008. The notes will mature on June 15, 2038.

Holders may convert their notes at their option under certain circumstances described herein prior to the close of business on the business day immediately preceding the maturity date. Upon conversion, we will deliver cash and, if applicable, a number of shares of our common stock determined as described in this prospectus supplement. The initial base conversion rate for the notes will be          , equivalent to an initial base conversion price of approximately $      per share of our common stock. If the price of our common stock at the time of determination exceeds the base conversion price, the base conversion rate will be increased by an additional number of shares as described herein. The base conversion rate will be subject to adjustment in certain events.

Following certain corporate transactions prior to June 15, 2015, we will increase the applicable conversion rate for a holder who elects to convert its notes in connection with those corporate transactions by a number of additional shares of common stock as described in this prospectus supplement.

We may redeem the notes, in whole or in part, for cash at any time on or after June 15, 2015 at a price equal to 100% of the principal amount of notes to be purchased plus accrued and unpaid interest. Holders may require us to repurchase all or a portion of their notes for cash on June 15, 2015, June 15, 2020, June 15, 2025, June 15, 2030, and June 15, 2035, at a price equal to 100% of the principal amount of notes to be purchased plus accrued and unpaid interest.

If we undergo a fundamental change, as defined in this prospectus supplement, holders may require us to purchase all or a portion of their notes for cash at a price equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest.

The notes will be unsecured senior obligations, will rank equal in right of payment to any of our existing or future unsecured senior debt, and will rank senior to all of our subordinated debt. The notes will be unconditionally guaranteed on a senior basis by those of our subsidiaries that currently provide guarantees of our other senior notes or our Credit Facilities, as well as certain future subsidiaries. The notes will effectively rank junior to any of our secured debt to the extent of the value of the assets securing such indebtedness, and will be structurally subordinated to all liabilities of our subsidiaries that are not guarantors.

For a more detailed description of the notes, see “Description of the Notes” beginning on page S-80.

Concurrent with this offering, and by a separate prospectus supplement, we are offering 4,100,000 shares of our common stock for sale in an underwritten public offering (4,715,000 shares if the underwriters exercise their over-allotment option in full). Additionally, Caledonia Investments plc (“Caledonia”), one of our largest shareholders, has expressed an interest in purchasing approximately $12,000,000 of our common stock at the offering price in a private placement (the “Caledonia Private Placement”). Closing of the Caledonia Private Placement is subject to final acceptance by Caledonia of the offering price and customary closing conditions, including regulatory clearance. The completion of the concurrent common stock offering, the Caledonia Private Placement and this offering are not conditioned on the other. There is no assurance that our concurrent offering of common stock or the Caledonia Private Placement will be completed or, if completed, that they will be completed for the amounts or the pricing contemplated.

Our common stock is listed on the New York Stock Exchange under the symbol “BRS”. On June 4, 2008, the last reported sale price of our common stock on the New York Stock Exchange was $49.53 per share.

We do not intend to apply for listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system.

Investing in the notes involves risks. See “Risk Factors” on page S-14.

Underwriting
	Price to		Discounts and		Proceeds to
	Public(1)		Commissions		Bristow(1)

Per Note		%		%		%
Total	$		$		$

(1)	Plus accrued interest, if any, from June , 2008, if settlement occurs after that date.

The underwriters have a 30-day option to purchase a maximum of $15,000,000 additional principal amount of the notes.

Delivery of the notes will be made in book-entry form on or about June   , 2008.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Goldman, Sachs & Co.	JPMorgan
The date of this prospectus supplement is June   , 2008.

PROSPECTUS SUPPLEMENT
PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus or any free writing prospectus prepared by us or on our behalf. We have not authorized anyone to provide you with additional or different information. We are not making an offer to sell these notes or the guarantees in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this document or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since these dates.

We provide information to you about this offering of our notes in two separate documents that are bound together: (1) this prospectus supplement, which describes the specific details regarding this offering, and (2) the accompanying prospectus, which provides general information, some of which may not apply to this offering. Generally, when we refer to this “prospectus,” we are referring to both documents combined. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

You should carefully read this prospectus supplement and the accompanying prospectus, including the information incorporated by reference in the prospectus, before you invest. These documents contain information you should consider when making your investment decision.

i

SUMMARY

This summary highlights certain information contained elsewhere in this prospectus supplement. This summary does not contain all of the information you should consider before deciding whether to participate in this offering. You should carefully read the entire prospectus supplement, the accompanying prospectus, and the documents incorporated by reference in their entirety, including “Risk Factors,” before deciding whether to participate in this offering. We use the pronouns “we”, “our” and “us” and the terms “Bristow Group” and the “company” to refer collectively to Bristow Group Inc. and its consolidated subsidiaries and affiliates, unless the context indicates otherwise. We also own interests in other entities that we do not consolidate for financial reporting purposes, which we refer to as unconsolidated affiliates, unless the context indicates otherwise. Bristow Group, Bristow Aviation Holdings Limited (“Bristow Aviation”), its consolidated subsidiaries and affiliates, and the unconsolidated affiliates are each separate corporations, limited liability companies or other legal entities, and our use of the terms “we”, “our” and “us” does not suggest that we have abandoned their separate identities or the legal protections given to them as separate legal entities. Our fiscal year ends March 31, and we refer to fiscal years based on the end of such period. Therefore, the fiscal year ended March 31, 2008 is referred to as “fiscal year 2008.”

OUR COMPANY

We are the leading provider of helicopter services to the worldwide offshore energy industry based on the number of aircraft operated. We are one of two helicopter service providers to the offshore energy industry with global operations. We have operations in most of the major offshore oil and gas producing regions of the world, including in the North Sea, the U.S. Gulf of Mexico, Nigeria and Australia, and we generated 76% of our revenues from international operations in fiscal year 2008. We have a long history in the helicopter services industry through Bristow Helicopters Ltd. and Offshore Logistics, Inc., having been founded in 1955 and 1969, respectively.

We provide helicopter services to a broad base of major, independent, international and national energy companies. Customers charter our helicopters to transport personnel between onshore bases and offshore platforms, drilling rigs and installations. A majority of our helicopter revenue is attributable to oil and gas production activities, which have historically provided a more stable source of revenue than exploration and development related activities. As of March 31, 2008, we operated 406 aircraft and our unconsolidated affiliates operated 142 aircraft in addition to those aircraft leased from us. Additionally, our Global Training division is approved to provide helicopter flight training to the commercial pilot and flight instructor level by both the U.S. Federal Aviation Administration (“FAA”) and the European Joint Aviation Authority. Bristow Academy, which forms the central core of our Global Training division, operates 69 aircraft (including 59 owned and 10 leased aircraft) and employs 165 people, including 74 flight instructors. The Global Training division supports, coordinates, standardizes, and in the case of the Bristow Academy schools, directly manages our flight training activities.

Aircraft Fleet Capacity Expansion

In response to significant demand for our helicopter services, we are expanding our aircraft fleet capacity. As of March 31, 2008, we had 35 aircraft on order and options to acquire an additional 50 aircraft. We have financing available to fund the purchase price for all of the aircraft on order and a portion of the aircraft under option, and subject to completion of this offering, will have funds for us to commit to purchase additional aircraft which will further expand our fleet. We expect that these additional aircraft on order, any aircraft we acquire pursuant to options and aircraft we acquire using the proceeds from this offering and our proposed concurrent common stock offering will increase our profitability by growing our business and replacing some of the older, smaller aircraft we currently own with newer, larger aircraft that can transport more passengers and allow us to generate more revenue. All of the aircraft under option and 25 of the 35 aircraft on order are large- or medium-sized aircraft, as compared with our existing fleet, of which about 46% consists of large- or medium-sized aircraft.

As of March 31, 2008, we had commitments to purchase 16 large, 9 medium and 10 training aircraft and options to purchase an additional 17 large and 33 medium aircraft. Of the aircraft on order, 27 are expected to be delivered during fiscal year 2009, including 10 training aircraft. During the fiscal year ended March 31, 2008, we spent $328.5 million on aircraft and related equipment. We expect to spend an additional $349.3 million to acquire the aircraft that were on order as of March 31, 2008 and an additional $240 million to acquire aircraft currently under option and related infrastructure. We plan to finance these aircraft purchases and related infrastructure with cash on hand (exclusive of the proceeds from this offering, the Caledonia Private Placement and our concurrent common stock offering), cash flow from operations and potentially borrowings under our revolving credit facility.

The chart below presents (1) the number of helicopters in our fleet (comprising 373 owned aircraft, including 4 held for sale, 25 leased aircraft and 8 aircraft operated for one of our customers) and their distribution among our business units as of March 31, 2008; (2) the number of helicopters we had on order or under option as of March 31, 2008; and (3) the percentage of gross revenue that each of our business units provided during the fiscal year ended March 31, 2008. For additional information regarding our commitments and options to acquire aircraft, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Future Cash Requirements.”

	Number of Aircraft						Percentage of
	Helicopters						Revenue for
	Small(1)	Medium	Large	Training	Fixed Wing	Total	Fiscal Year 2008

North America	121	30	4	—	1	156	23%
South and Central America	4	28	1	—	—	33	6%
Europe	1	10	38	—	—	49	36%
West Africa	12	28	3	—	7	50	17%
Southeast Asia	3	11	13	—	—	27	11%
Other International	—	11	9	—	2	22	5%
EH Centralized Operations	—	—	—	—	—	—	1%
Bristow Academy	—	—	—	68	1	69	1%

Total, consolidated affiliates(2)	141	118	68	68	11	406	100%

Unconsolidated affiliates(3)	55	56	8	—	23	142

Total	196	174	76	68	34	548

Aircraft not currently in fleet:(4)
On order	—	9	16	10	—	35
Under option	—	33	17	—	—	50

(1)	We have been disposing of our smaller aircraft in the U.S. Gulf of Mexico and are currently exploring alternatives for accelerating the disposition of approximately 50 of such aircraft within the next eighteen months. Any such aircraft dispositions will be subject to obtaining terms acceptable to us and other factors which may affect the timing or completion of the disposition.

(2)	Includes 4 aircraft held for sale.

(3)	The 142 aircraft operated by our unconsolidated affiliates are in addition to those aircraft leased from us.

(4)	All of these aircraft are attributed to our consolidated affiliates.

We expect that the additional aircraft on order, any aircraft we acquire pursuant to options and aircraft we acquire using the proceeds from this offering and our proposed concurrent common stock offering will generally be deployed proportionally across our global business units.

OUR INDUSTRY

Increased Demand for Helicopter Services.  We are currently experiencing significant demand for our helicopter services, and in certain of our markets, we are unable to meet the full demand and have been forced to decline customer orders. This is due in part to the robust global environment we are currently experiencing for oil and gas production and exploration. Based on our current contract level and discussions with our customers about their future needs for aircraft related to their oil and gas production and exploration plans, we anticipate the demand for helicopter services will continue at a very high level for the near term. Further, based on the projects planned by our customers in the markets in which we currently operate, we anticipate global demand for our services will grow in the long term and exceed the supply of aircraft we and our competitors currently have in our fleets and on order. In addition, this high level of demand has allowed us to increase the rates we charge for our services over the past several years.

Limited Aircraft Supply.  Currently, helicopter manufacturers are indicating very limited supply availability for large- and medium-sized aircraft during the next two to three years. We expect that this tightness in aircraft availability from the manufacturers and the lack of suitable aircraft in the secondary market, coupled with the increase in demand for helicopter services, should create market conditions conducive for us to continue to increase the rates we charge for our services. We believe that our recent aircraft acquisitions and commitments position us to benefit from the current market conditions and to deploy new aircraft on order or under option at these favorable rates and contract terms.

Advanced Industry Fleet Age.  The helicopter fleet serving the offshore energy industry includes many aircraft of advanced age. Approximately 52% of the helicopter fleet serving the offshore energy industry is over 15 years old, and approximately 28% of this helicopter fleet is over 25 years old. Older aircraft generally are less efficient and have higher maintenance cost than newer aircraft, and customers typically prefer newer aircraft. We expect these factors will cause the need to replace a significant portion of older aircraft serving the offshore energy industry.

Aircraft Resale Market.  Unlike equipment in most sectors of the energy services industry, helicopters have applications in numerous other markets, including air medical, tourism, firefighting, corporate transportation, traffic monitoring, police and military. Accordingly, we sell used aircraft into these other markets which are not typically affected by the same economic drivers as the offshore energy industry. Our experience has been that the after market is relatively liquid given the significant number of helicopters in use in these other industries globally during normal market conditions. Helicopters generally retain a high portion of their original value as a substantial portion of a helicopter’s value resides in its dynamic components, such as rotors and engines, which are periodically overhauled, replaced or upgraded. In addition, these other markets place demand on aircraft supply which tends to support relatively stable values. We believe that the availability of these markets will permit us to rationalize our asset base if there is a decline in demand for our helicopter services.

Classes of Helicopters.  Helicopters are generally classified as small (four to eight passengers), medium (12 to 16 passengers) and large helicopters (18 to 25 passengers), each of which serves a different transportation need of the offshore energy industry. Medium and large helicopters, which can fly in a wider variety of operating conditions and over longer distances and carry larger payloads than small helicopters, are most commonly used for crew changes on large offshore production facilities and drilling rigs. With their ability to carry greater payloads, travel greater distances and move at higher speeds, medium and large helicopters are preferred in international markets, where the offshore facilities tend to be larger, the drilling locations tend to be more remote and the onshore infrastructure tends to be more limited. As a result of the greater distances offshore, demand for medium and large helicopters is also driven by drilling, development and production activity levels in deepwater locations throughout the world. Additionally, some local governmental regulations in certain international markets require us to operate twin-engine medium and large aircraft in those markets. Small helicopters are generally used for daytime flights on shorter routes and to reach production facilities that cannot accommodate medium and large helicopters.

Competitive Landscape.  We are one of only two helicopter service providers to the offshore energy industry with global operations. Our global competitor has entered into an agreement, subject to customary closing conditions, whereby it is to be acquired by a private equity investment company. The remaining helicopter service providers in our industry are smaller local or regional providers. Many of these smaller local or regional providers often do not meet typical requirements of the larger oil and gas companies, such as extensive safety programs and procedures, a sufficient track record of safety or the ability to acquire the necessary insurance. In addition, these providers generally do not have sufficient access to original equipment manufacturer (OEM) manufacturing slots or the capital required to purchase new aircraft. We believe our leading global operations are attractive to our customers because we deliver a consistent standard of high quality service throughout the most active offshore oil and gas regions in the world.

OUR STRENGTHS

We believe that we possess a number of strengths, including:

•	We have a history of consistent revenue and Adjusted EBITDA growth. We have a history of consistent revenue growth, including 17.6% compounded annual growth rate over the past three fiscal years. Our growth has translated into increases in Adjusted EBITDA (as defined under “Summary Historical Financial Information”) of 19.3% compounded annually over the past three fiscal years. Our revenues are driven primarily by offshore, production-related operating expenses, which over the last twelve years have been relatively stable and upward trending, including during a downturn in the energy industry. Worldwide there are more than 8,800 production platforms and 660 rigs. The ongoing nature of production work makes it less volatile than exploration and development work, which is more reactive to changes or expected changes in commodity prices. Accordingly, we have experienced less volatility in demand than other sectors of the energy services industry. In addition, most of our contracts provide that the customer will reimburse us for cost increases associated with the contract, including fuel cost increases. Lastly, our pricing structure, consisting of a fixed monthly reservation fee plus additional fees for each hour flown, fixes a percentage of our revenue stream in the short-term, stabilizing the impact of short-term fluctuations in flight hours by customers.

•	We have a global footprint. We operate in 20 countries including the U.S. and U.K. and have the largest fleet of helicopters serving the offshore energy market in the world. We have the largest fleet in each of Nigeria, Australia and the U.S. Gulf of Mexico and also have a strong market position in the North Sea and other key markets. This global footprint allows us to provide our offshore energy customers with consistent, high-quality service, reduces our exposure to any one market and provides us with flexibility in deploying our aircraft to the most attractive markets.

•	We have a record of safe operations and operate a modern, well-maintained fleet. We have a record of safe operations, including fewer accidents per 100,000 flight hours over the past five years than the industry average for the U.S. Gulf of Mexico and the North Sea. We continuously maintain and improve the quality of the equipment that we operate and apply state-of-the-art safety technologies across our global organization. Our size and our strong safety record allow us access to the substantial amount and type of insurance coverage required by our customers. As of March 31, 2008, the average age of the helicopters in our consolidated fleet was approximately 13 years. The average age of our fleet has been reduced with the addition of 36 new aircraft in the fiscal year ended March 31, 2008.

•	We have strong, long-term relationships with our customers. We have strong, long-term relationships with our customers, which include major, independent, international and national energy companies. Our relationships with these companies involve information sharing regarding future aircraft requirements and coordination of our respective operations. Our close customer relationships have allowed us to expand our helicopter fleet capacity based on identifiable specific projects that require new aircraft.

•	We have a strong pilot training program. We have a strong pilot training program through Bristow Academy. We anticipate a long-term demand for skilled pilots in the rotorwing aviation services business. This view is based upon internal analysis of our existing pilots compared to anticipated future requirements to meet growing demand in the offshore energy services and other sectors. We believe that our ability to train new pilots provides us with a strategic advantage over our competitors.

•	We have an experienced management team. Our management team has extensive experience in the energy services industry and helicopter services sector. We train each of these managers on our corporate values, including safety, quality, integrity and profitability, and their performance is evaluated using key performance indicators which directly link to those values. Our senior management team is composed of eight executives who have an average of over 28 years of relevant experience.

•	We have the financial flexibility to pursue growth. As adjusted for this offering and as further adjusted for the concurrent offering discussed below, our balance-sheet debt as a percentage of total capital was 42% and 38%, respectively, at March 31, 2008. We also do not have a significant amount of off-balance sheet obligations. (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Future Cash Requirements — Contractual Obligations, Commercial Commitments and Off Balance Sheet Arrangements”). Under our syndicated secured credit facilities entered into in August 2006 (“Credit Facilities”), we have an undrawn $100 million revolving credit facility and $24.6 million available under a $25 million letter of credit facility as of the date of this prospectus supplement. We believe that this capital structure provides us with the financial flexibility to pursue opportunities to grow our business, including through the aircraft fleet investment program described above and potential strategic acquisitions.

OUR STRATEGY

Our goal is to advance our position as the leading helicopter services provider to the offshore energy industry. We intend to employ the following strategies to achieve this goal:

•	Grow our business. We plan to continue to grow our business globally and increase our revenue, profitability and fleet capacity. We have a footprint in most major oil and gas producing regions of the world, and we have the opportunity to expand and deepen our presence in many of these markets. We anticipate this growth will result primarily from the deployment of new aircraft into markets where we expect they will be most profitably employed, as well as by executing opportunistic acquisitions. Through our relationships with our existing customers, we are aware of future business opportunities in a broad range of the markets we currently serve that would require capital expenditures of roughly double our current $590 million capital expenditure budget plus the amount of proceeds from this offering and the concurrent offering described below. Our acquisition-related growth may include increasing our role and participation with existing unconsolidated affiliates and may include increasing our position in existing markets or expanding into new markets.

•	Strategically position our company as the preferred provider of helicopter services. We position our company as the preferred provider of helicopter services by maintaining strong relationships with our customers and providing safe and high-quality service. We focus on maintaining relationships with our customers’ field operations and corporate management. We believe that this focus helps us better anticipate customer needs and provide our customers with the right aircraft in the right place at the right time, which in turn allows us to better manage our existing fleet and capital investment program. We also leverage our close relationships with our customers to establish mutually beneficial operating practices and safety standards worldwide. By applying standard operating and safety practices across our global operations, we are able to provide our customers with consistent, high-quality service in each of their areas of operation. By better understanding our customers’ needs and by virtue of our global operations and safety standards, we have effectively competed against other helicopter service providers based on aircraft availability, customer service, safety and reliability, and not just price.

•	Integrate our global operations. We are an integrated global operator, and we intend to continue to identify and implement further opportunities to integrate our global organization. In the past several years, we have changed our senior management team, integrated our operations among previously independently managed businesses, created a global flight and maintenance standards group, improved our global asset allocation and made other changes in our corporate operations. We anticipate that these improvements and further integration opportunities will result in revenue growth, and may also generate cost savings.

We intend to use proceeds from this offering to purchase additional aircraft and for other general corporate purposes, including acquisitions. In the past two and a half years, we have raised an aggregate of approximately $750 million in additional capital through debt and equity offerings and private financing. We intend to fund our future capital needs with cash on hand, our Credit Facilities, cash flow from operations and a balanced mix of debt and equity with the objective of maintaining a conservative amount of leverage.

CONCURRENT OFFERING

Concurrent with this offering, and by a separate prospectus supplement, we are offering 4,100,000 shares of our common stock (4,715,000 shares if the underwriters exercise their over-allotment option in full). Additionally, Caledonia, one of our largest shareholders, has expressed an interest in purchasing approximately $12,000,000 of our common stock at the offering price in a private placement. Closing of the Caledonia Private Placement is subject to final acceptance by Caledonia of the offering price and customary closing conditions, including regulatory clearance, which we expect to be obtained by the end of July 2008. Any shares of our common stock sold to Caledonia will be in addition to the shares offered in the concurrent common stock offering, and the underwriters will not receive any discount or commission on the sale of our shares to Caledonia. The completion of the concurrent common stock offering, the Caledonia Private Placement and this offering are not conditioned on the other. We would expect to use the $193.6 million ($222.7 million if the underwriters exercise their overallotment option in full) of estimated net proceeds from the concurrent common stock offering, based on an assumed offering price of $49.53 (the closing price for our common stock on June 4, 2008), as well as the proceeds from the Caledonia Private Placement, to purchase additional aircraft and for other general corporate purposes, including acquisitions. There is no assurance that our concurrent offering of common stock or the Caledonia Private Placement will be completed or, if completed, that they will be completed for the amounts or the pricing contemplated.

OUR CORPORATE OFFICES AND INTERNET ADDRESS

Our principal executive offices are located at 2000 W. Sam Houston Pkwy. S., Suite 1700, Houston, Texas, 77042. Our telephone number is (713) 267-7600. Our website address is www.bristowgroup.com. Information contained on our website does not constitute part of this prospectus.

RISK FACTORS

An investment in the notes involves significant risks. You should carefully consider the information under the section titled “Risk Factors” and all other information included in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference before investing in the notes.

THE OFFERING

The following summary contains basic information about this offering and the notes and is not intended to be complete. This summary does not contain all of the information that may be important to you. For a more complete understanding of the terms and provisions of the notes, please refer to the section of this prospectus supplement entitled “Description of the Notes.” For purposes of the description of the notes included in this prospectus supplement, references to “the company,” “the issuer,” “us,” “we” and “our” refer only to Bristow Group Inc. and do not include any of our subsidiaries.

Issuer	Bristow Group Inc., a Delaware corporation.

Securities	$100,000,000 aggregate principal amount of % Convertible Senior Notes due 2038, or the “notes.” We have also granted the underwriters a 30-day option to purchase a maximum of $15,000,000 additional principal amount of the notes.

Maturity	The notes will mature on June 15, 2038, subject to earlier redemption, repurchase or conversion.

Subsidiary Guarantors	The notes will be jointly and severally guaranteed on a senior unsecured basis by those of our U.S. subsidiaries that currently provide guarantees of our other senior notes or our revolving credit facility, as well as certain future subsidiaries.

Ranking and Subordination	The notes will be our unsecured senior obligations. Accordingly, the notes and the related subsidiary guarantees will rank:

• equally in right of payment with our outstanding 6 1/8% Senior Notes due 2013, our 7 1/2% Senior Notes due 2017 and any of our and the guarantors’ future unsecured senior indebtedness;

• will be effectively subordinated to all of our and the guarantors’ existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness, including indebtedness under our Credit Facilities; and

• will rank senior to all of our and the guarantors’ future subordinated indebtedness.

In addition, the notes will be effectively subordinated to the existing and future liabilities, including trade payables, of our non-guarantor subsidiaries. As of March 31, 2008, our non-guarantor subsidiaries had approximately $358.4 million of total liabilities (including trade payables but excluding intercompany liabilities and guarantees). Revenue related to our non-guarantor subsidiaries constituted 70% of our operating revenue during fiscal year 2008 (excluding intercompany revenues), and our non-guarantor subsidiaries held approximately 57% of our consolidated assets as of March 31, 2008.

Interest	% per year on the principal amount from June , 2008, payable semi-annually in arrears on June 15 and December 15 of each year, beginning December 15, 2008.

Conversion rights	Under the circumstances discussed below, you will be able to surrender your notes for conversion, in whole or in part, into cash and, if applicable, shares of our common stock at any time on or before the close of business on the business day immediately preceding the maturity date of the notes, unless the notes have been previously redeemed or repurchased. Prior to January 1, 2038, you may convert your notes only in the following circumstances:

• with respect to any calendar quarter commencing after June 30, 2008, if the last reported sale price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than 120% of the base conversion price on such last trading day;

• during the five business-day period following any five consecutive trading-day period in which the trading price for $1,000 principal amount of notes was less than 97% of the product of the last reported sale price of our common stock and the applicable conversion rate on such day;

• if we have called the particular notes for redemption, until the close of business on the business day prior to the redemption date; or

• upon the occurrence of specified corporate transactions described under “Description of the Notes — Conversion Rights — Conversion Upon Specified Corporate Transactions.”

On or after January 1, 2038, notes may be converted until the close of business on the business day preceding maturity without regard to the foregoing conditions.

Conversion payment	Subject to certain exceptions, we will deliver to holders in respect of each $1,000 principal amount of notes surrendered for conversion cash and shares of common stock, if applicable, in an amount equal to the sum of the daily settlement amounts for each of the 20 consecutive trading days during the applicable cash settlement averaging period.

The “daily settlement amount,” for each of the 20 consecutive trading days during a cash settlement averaging period, shall consist of:

• cash equal to $50 or, if less, the daily conversion value; and

• to the extent the daily conversion value exceeds $50, a number of shares equal to (A) the difference between the daily conversion value and $50, divided by (B) the applicable stock price of our common stock for such day.

The “daily conversion value” means generally, for each of the 20 consecutive trading days during a cash settlement averaging period, the product of (1) the daily conversion rate fraction for such day and (2) the applicable stock price of our common stock on such day.

The “daily conversion rate fraction” for each trading day during the relevant cash settlement averaging period will be determined as follows:

• if the applicable stock price of our common stock on such trading day is less than or equal to the base conversion price, the daily conversion rate fraction for such trading day will be equal to the base conversion rate divided by 20; and

• if the applicable stock price of our common stock on such trading day is greater than the base conversion price, the daily conversion rate fraction for such trading day will be equal to l/20th of the following:

Base Conversion Rate	+	(Applicable Stock Price of our Common Stock on such Trading Day - Base Conversion Price) Applicable Stock Price of our Common Stock on such Trading Day	×	Incremental Share Factor

The “cash settlement averaging period” with respect to any note being converted means the 20 consecutive trading-day period beginning on and including the second trading day after a conversion date (as defined under “Description of the Notes —

Conversion Rights — Conversion Procedures”), except that with respect to any conversion date that is on or after the 24th scheduled trading day immediately preceding the maturity date or a redemption date, as applicable, the cash settlement averaging period means the 20 consecutive trading days beginning on and including the 22nd scheduled trading day prior to the maturity date or redemption date, as the case may be.

The initial “base conversion rate” for the notes will be ,equivalent to an initial “base conversion price” of approximately $ per share of our common stock. The base conversion rate will be subject to adjustment in certain events. The “incremental share factor” is initially , subject to the same proportional adjustment as the base conversion rate.

You will not receive any additional cash payment, including any accrued but unpaid interest, upon conversion of a note except in circumstances described in “Description of the Notes — Interest.” Instead, interest will be deemed paid by the delivery of the settlement amount to you upon conversion of a note.

Increase of conversion rate upon certain fundamental changes	If a make-whole fundamental change (as defined under “Description of the Notes — Conversion Rights — Increase of Applicable Conversion Rate Upon Conversion Upon Make-Whole Fundamental Change”) occurs prior to June 15, 2015, we may be required in certain circumstances to increase the applicable conversion rate for any notes converted in connection with such fundamental change. A description of how the conversion rate will be increased and a table showing the increase in conversion rate that would apply at various stock prices and effective dates of the fundamental change are set forth under “Description of the Notes — Conversion Rights — Increase of Applicable Conversion Rate Upon Conversion Upon Make-Whole Fundamental Change.”

Sinking fund	None.

Optional redemption	We may not redeem the notes before June 15, 2015. We may redeem the notes, in whole or in part, for cash on or after June 15, 2015, on at least 30 days’ but not more than 60 days’ notice by mail to holders of notes at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date.

Optional repurchase right of holders	Holders may require us to repurchase all or a portion of their notes for cash on June 15, 2015, June 15, 2020, June 15, 2025, June 15, 2030, and June 15, 2035, at a purchase price equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the repurchase date.

Repurchase of notes upon a fundamental change	If we undergo a fundamental change (as defined under “Description of the Notes — Fundamental Change Permits Holders to Require Us to Purchase Notes”), you will have the option to require us to purchase all or any portion of your notes for cash. The fundamental change purchase price will be 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

Use of proceeds	We estimate that the proceeds from this offering will be approximately $96.6 million ($111.2 million if the underwriters exercise their overallotment option in full). We intend to use the net proceeds from this offering, together with the estimated aggregate net proceeds of $193.6 million from our proposed concurrent common stock offering ($222.7 million if the underwriters exercise their overallotment option in full) based on an assumed offering price of $49.53 (the closing price for our common stock on June 4, 2008) as well as the proceeds from the Caledonia Private Placement, to purchase additional aircraft. If we do not complete the concurrent common stock offering, the funds available to purchase additional aircraft will be reduced. We plan to order additional aircraft from time to time following completion of this offering and expect to pay the purchase price for additional aircraft at various dates during fiscal years 2009 to 2013. Pending such use, we plan to invest the net proceeds of this offering in highly liquid, investment-grade or better securities. Depending on our ability to obtain such aircraft orders and the timing of such use, we may use a portion of the net proceeds for working capital and other general corporate purposes, including acquisitions.

Trustee and Paying Agent	U.S. Bank National Association.

Governing law	The indenture and the notes provide that they will be governed by, and construed in accordance with, the laws of the State of New York.

Book-entry form	The notes will be issued in book-entry form and will be represented by permanent global certificates deposited with, or on behalf of, The Depository Trust Company, which we refer to as “DTC,” and registered in the name of a nominee of DTC. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances.

Absence of a public market for the notes	The notes are new securities, and there is currently no established market for the notes. The underwriters have advised us that they currently intend to make a market in the notes. However, they are not obligated to do so, and may discontinue any market making with respect to the notes without notice. We do not intend to apply for a listing of the notes on any national securities exchange or any automated dealer quotation system. Accordingly, we cannot assure you as to the development or liquidity of any market for the notes. Our common stock is listed on the New York Stock Exchange under the symbol “BRS.”

SUMMARY HISTORICAL FINANCIAL INFORMATION

The following summary financial data as of and for each of the five years ended March 31, 2008 is derived from our audited consolidated financial statements. You should read the following information in conjunction with the other information contained in our consolidated financial statements, including the notes thereto, that are set forth elsewhere in this prospectus supplement.

	Fiscal Year Ended March 31,
	2004(1)	2005(2)	2006(3)	2007(4)	2008(5)
	(In thousands, except per share amounts and number of aircraft)

Statement of Operations Data:(6)
Total gross revenue(7)	$574,124	$622,637	$709,901	$843,595	$1,012,764
Direct cost(7)	$437,672	$473,818	$540,310	$634,302	$726,433
Operating income	$86,194	$73,695	$68,467	$111,128	$148,748
Earnings from unconsolidated affiliates, net	11,039	9,600	6,758	11,423	12,978
Interest income	1,684	3,144	4,046	8,716	12,725
Interest expense	(16,829)	(15,665)	(14,689)	(10,940)	(23,779)
Loss on extinguishment of debt	(6,205)	—	—	—	—
Other income (expense), net	(7,811)	(1,136)	4,615	(8,998)	1,585
Provision for income taxes	(18,476)	(20,407)	(14,668)	(38,781)	(44,526)
Minority interest	(1,382)	(210)	(219)	(1,200)	83

Income from continuing operations	48,214	49,021	54,310	71,348	107,814
Income (loss) from discontinued operations	1,611	2,539	3,499	2,824	(3,822)

Net income	$49,825	$51,560	$57,809	$74,172	$103,992

Diluted earnings per common share:
Earnings from continuing operations	$2.08	$2.10	$2.30	$2.64	$3.53
Earnings (loss) from discontinued operations	0.07	0.11	0.15	0.10	(0.12)

Net earnings	$2.15	$2.21	$2.45	$2.74	$3.41

Balance Sheet Data:(6)
Total cash and cash equivalents	$85,679	$146,440	$122,482	$184,188	290,050
Working capital	235,691	270,747	283,337	368,006	541,422
Total assets	1,046,828	1,149,576	1,176,413	1,505,803	1,977,355
Total debt	255,534	262,080	265,296	259,082	606,218
Stockholders’ investment	429,952	492,993	537,697	871,657	967,441
Statement of Cash Flows Data:
Net cash provided by operating activities	$83,331	$104,473	$39,265	$104,430	$87,557
Net cash used in investing activities	(62,582)	(46,539)	(54,180)	(264,335)	(310,145)
Net cash provided by (used in) financing activities	3,539	2,763	(5,394)	215,682	328,860
Other Financial Data:
Adjusted EBITDA(8)	$128,072	$140,009	$131,856	$170,470	$237,830
Capital expenditures	(67,855)	(90,023)	(139,572)	(304,776)	(338,003)
Aircraft in fleet	332	320	331	345	406
Average revenue per aircraft	$1,729	$1,946	$2,145	$2,445	$2,494

(1)	Results for fiscal year 2004 include $21.7 million ($15.7 million, net of tax) of curtailment gain relating to the pension plan, $7.9 million ($5.7 million, net of tax) of foreign currency transaction losses and a $6.2 million in loss on extinguishment of debt related to notes redeemed in that fiscal year.

(2)	Results for fiscal year 2005 include $2.2 million ($1.4 million, net of tax) in costs associated with the Internal Review (as defined in “Risk Factors — Risks Relating to Our Internal Review and Governmental Investigations), a $3.7 million reduction in our provision for income taxes resulting from the resolution of tax contingencies and $1.3 million ($0.9 million, net of tax) of foreign currency transaction losses.

(3)	Results for fiscal year 2006 include $10.5 million ($6.8 million, net of tax) in costs associated with the Internal Review, $2.6 million ($1.7 million, net of tax) in costs associated with the DOJ antitrust investigation, $1.0 million in an impairment charge to reduce the value of our investment in a Brazilian joint venture as we expected at that time that our investment would not be recoverable, a $11.4 million reduction in our provision for income taxes resulting from the resolution of tax contingencies and $5.4 million ($3.5 million, net of tax) of foreign currency transaction gains.

(4)	Results for fiscal year 2007 include $3.1 million ($2.0 million, net of tax) in costs associated with the Internal Review, $1.9 million ($1.3 million, net of tax) in costs associated with the DOJ antitrust investigation, $2.5 million ($1.6 million, net of tax) in a gain realized on the sale of our investment in a Brazilian joint venture for which we had recorded an impairment charge in fiscal year 2006 as we expected at that time that our investment would not be recoverable, $2.5 million of additional tax expense resulting from the sale of Turbo Engines, Inc. (“Turbo”) in November 2006 and $9.8 million ($6.3 million, net of tax) of foreign currency transaction losses. Diluted earnings per share for fiscal year 2007 was also impacted by our issuance of 5.50% mandatory convertible preferred stock (“Preferred Stock”) in September and October 2006, which resulted in a reduction of $0.30 per share.

(5)	Results for fiscal year 2008 include $1.0 million ($0.7 million, net of tax) in a reversal of costs accrued for the Internal Review as we settled the SEC investigation, $1.3 million ($0.8 million, net of tax) in costs associated with the DOJ investigations, $10.7 million ($7.0 million, net of tax) in net interest incurred on the 7 1/2% Senior Notes issued in June and November 2007 and $1.5 million ($1.0 million, net of tax) of foreign currency transaction gains. Diluted earnings per share for fiscal year 2008 was also impacted by the issuance of Preferred Stock in September and October 2006, which resulted in a reduction of $0.96 per share. Additionally, fiscal year 2008 includes the significant items as discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Executive Overview — Overview of Operating Results — Fiscal Year 2008 Compared to Fiscal Year 2007” included elsewhere in this Prospectus Supplement.

(6)	Amounts reflect our Grasso Production Management business (“Grasso”) as discontinued operations. Grasso was sold on November 2, 2007.

(7)	Gross revenue includes reimbursable revenue of $94.0 million, $86.2 million, $62.9 million, $53.6 million and $52.2 million for fiscal years 2008, 2007, 2006, 2005 and 2004, respectively. Direct cost includes reimbursable expense of $91.1 million, $85.9 million, $61.9 million, $52.9 million and $52.2 million for fiscal years 2008, 2007, 2006, 2005 and 2004, respectively.

(8)	Adjusted EBITDA means earnings before interest expense, taxes, depreciation and amortization, loss on extinguishment of debt and non-cash compensation adjusted for non-cash components of net income (minority interest in earnings and equity in earnings from unconsolidated affiliates (over) under dividends received). Adjusted EBITDA is not a measure of financial performance or liquidity under U.S. generally accepted accounting principles (“GAAP”). Accordingly, it should not be considered as a substitute for net income, operating income, net cash provided by operating activities or any other operating or liquidity measure prepared in accordance with GAAP. Additionally, our Adjusted EBITDA computation may not be comparable to other similarly titled measures of other companies. We believe that Adjusted EBITDA provides additional information regarding our ability to meet our future debt service, capital expenditures and working capital requirements. While we believe that Adjusted EBITDA may provide additional information with respect to our ability to meet our future debt service, capital expenditures and working capital requirements, certain functional or legal requirements of our business may require us to use our available funds for other purposes.

The following table reconciles Adjusted EBITDA to net cash provided by operating activities for the periods presented:

	Fiscal Year Ended March 31,
	2004	2005	2006	2007	2008
	(In thousands)

Adjusted EBITDA	$128,072	$140,009	$131,856	$170,470	$237,830
Cash items (deducted from) added to Adjusted EBITDA:
Current income tax	(7,059)	(19,995)	(15,191)	(20,383)	(36,917)
Interest expense	(16,829)	(15,665)	(14,689)	(10,940)	(23,784)
Losses (gains) on asset dispositions	(3,943)	(8,039)	(102)	(10,618)	(9,393)
Gain on disposal of discontinued operations	—	—	—	—	(1,019)
Loss on extinguishment of debt	(6,205)	—	—	—	—
Increase (decrease) in cash from:
Accounts receivable	10,984	(8,612)	(34,718)	(1,428)	(32,600)
Inventories	(4,111)	(5,127)	(12,518)	(10,225)	(18,969)
Prepaid expenses and other	5,232	(724)	(5,925)	(6,634)	(18,249)
Accounts payable	(5,156)	6,889	15,944	(10,688)	7,019
Accrued liabilities	(3,192)	11,090	(35,397)	5,771	(36,766)
Other liabilities and deferred credits	795	(538)	9,933	(811)	17,725
Other non-cash items	(15,257)	5,185	72	(84)	2,680

Net cash provided by operating activities	$83,331	$104,473	$39,265	$104,430	$87,557

RISK FACTORS

If you purchase our notes, you will take on financial risk. Before buying our notes in this offering, you should carefully consider the risks relating to an investment in the notes described below, as well as other information contained in this prospectus supplement and the accompanying prospectus. Additionally, you should carefully consider the risks to our business described in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. These risks could result in the loss of all or part of your investment.

Risks Relating to Our Customers and Contracts

The demand for our services is substantially dependent on the level of offshore oil and gas exploration, development and production activity.

We provide helicopter services to companies engaged in offshore oil and gas exploration, development and production activities. As a result, demand for our services, as well as our revenue and our profitability, are substantially dependent on the worldwide levels of activity in offshore oil and gas exploration, development and production. These activity levels are principally affected by trends in, and expectations regarding, oil and gas prices, as well as the capital expenditure budgets of oil and gas companies. We cannot predict future exploration, development and production activity or oil and gas price movements. Historically, the prices for oil and gas and activity levels have been volatile and are subject to factors beyond our control, such as:

•	the supply of and demand for oil and gas and market expectations for such supply and demand;

•	actions of the Organization of Petroleum Exporting Countries and other oil producing countries to control prices or change production levels;

•	general economic conditions, both worldwide and in particular regions;

•	governmental regulation;

•	the price and availability of alternative fuels;

•	weather conditions, including the impact of hurricanes and other weather-related phenomena;

•	advances in exploration, development and production technology;

•	the policies of various governments regarding exploration and development of their oil and gas reserves; and

•	the worldwide political environment, including the war in Iraq, uncertainty or instability resulting from an escalation or additional outbreak of armed hostilities or other crises in the Middle East or the other geographic areas in which we operate (including, but not limited to, Nigeria), or further acts of terrorism in the U.S. or elsewhere.

The implementation by our customers of cost-saving measures could reduce the demand for our services.

Oil and gas companies are continually seeking to implement measures aimed at greater cost savings. As part of these measures, these companies are attempting to improve cost efficiencies with respect to helicopter transportation services. For example, these companies may reduce staffing levels on both old and new installations by using new technology to permit unmanned installations and may reduce the frequency of transportation of employees by increasing the length of shifts offshore. In addition, these companies could initiate their own helicopter or other alternative transportation methods. The continued implementation of these kinds of measures could reduce the demand for helicopter services and have a material adverse effect on our business, financial condition and results of operations.

Our industry is highly competitive and cyclical, with intense price competition.

Our industry has historically been cyclical and is affected by the volatility of oil and gas price levels. There have been periods of high demand for our services, followed by periods of low demand for our services.

Changes in commodity prices can have a dramatic effect on demand for our services, and periods of low activity intensify price competition in the industry and often result in our aircraft being idle for long periods of time.

We depend on a small number of large offshore energy industry customers for a significant portion of our revenue.

We derive a significant amount of our revenue from a small number of national oil companies and major and independent oil and gas companies. Our loss of one of these significant customers, if not offset by sales to new or other existing customers, could have a material adverse effect on our business, financial condition and results of operations. Additionally, a change in policy by national oil companies could adversely affect us. See “Business — Customers and Contracts” included elsewhere in this prospectus supplement.

Our contracts generally can be terminated or downsized by our customers without penalty.

Many of our fixed-term contracts contain provisions permitting early termination by the customer for any reason and generally without penalty, and with limited notice requirements. In addition, many of our contracts permit our customers to decrease the number of aircraft under contract with a corresponding decrease in the fixed monthly payments without penalty. As a result, you should not place undue reliance on our customer contracts or the terms of those contracts.

We may not be able to obtain customer contracts with acceptable terms covering some of our new helicopters, and some of our new helicopters may replace existing helicopters already under contract, which could adversely affect the utilization of our existing fleet.

We have ordered, and have options for, a substantial number of new helicopters. Many of our new helicopters may not be covered by customer contracts when they are placed into service, and we cannot assure you as to when we will be able to utilize these new helicopters or on what terms. To the extent our helicopters are covered by a customer contract when they are placed into service, many of these contracts are for a short term, requiring us to seek renewals more frequently. Alternatively, we expect that some of our customers may request new helicopters in lieu of our existing helicopters, which could adversely affect the utilization of our existing fleet.

Risks Relating to Our Internal Review and Governmental Investigations

The DOJ investigation relating to the Internal Review, any proceedings related to the Internal Review including proceedings in other countries and the consequences of the activities identified in the Internal Review could result in civil or criminal proceedings, the imposition of fines and penalties, the commencement of third-party litigation, the incurrence of expenses, the loss of business and other adverse effects on our company.

In February 2005, we voluntarily advised the staff of the United States Securities and Exchange Commission (“SEC”) that the Audit Committee of our board of directors had engaged special outside counsel to undertake a review of certain payments made by two of our affiliated entities in a foreign country. The review of these payments, which initially focused on Foreign Corrupt Practices Act matters, was subsequently expanded by the Audit Committee to cover operations in other countries and other issues (the “Internal Review”). As a result of the findings of the Internal Review (which was completed in late 2005), our quarter ended December 31, 2004 and prior financial statements were restated. We also provided the SEC with documentation resulting from the Internal Review which eventually resulted in a formal SEC investigation. In September 2007, we consented to the issuance of an administrative cease-and-desist order by the SEC, in final settlement of the SEC investigation. The SEC did not impose any fine or other monetary sanction upon us. Without admitting or denying the SEC’s findings, we consented to be ordered not to engage in future violations of certain provisions of the federal securities laws involving improper foreign payments, internal controls and books and records. For further information on the restatements, see our Annual Report on Form 10-K for the fiscal year ended March 31, 2005.

Following the previously disclosed settlement with the SEC regarding improper payments made by foreign affiliates of the company in Nigeria, our outside counsel was contacted by the DOJ and was asked to provide certain information regarding the Audit Committee’s related Internal Review. We previously provided disclosure regarding the Internal Review in our Annual Report on Form 10-K for the fiscal year ended March 31, 2005. We have entered into an agreement with the DOJ that tolls the statute of limitations relating to these matters. We intend to continue to be responsive to the DOJ’s requests. At this time, it is not possible to predict what the outcome of the DOJ’s investigation into these matters will be for us.

As a result of the disclosure and remediation of a number of activities identified in the Internal Review, we may encounter difficulties conducting business in certain foreign countries and retaining and attracting additional business with certain customers. We cannot predict the extent of these difficulties; however, our ability to continue conducting business in these countries and with these customers and through agents may be significantly impacted. We could still face legal and administrative proceedings, the institution of administrative, civil injunctive or criminal proceedings involving us and/or current or former employees, officers and/or directors who are within the jurisdictions of such authorities, the imposition of fines and other penalties, remedies and/or sanctions, including precluding us from participating in business operations in their countries. It is also possible that we may become subject to claims by third parties, possibly resulting in litigation. The matters identified in the Internal Review and their effects could have a material adverse effect on our business, financial condition and results of operations.

In addition, we face legal actions relating to remedial actions which we have taken as a result of the Internal Review, and may face further legal action of this type in the future. In November 2005, two of our consolidated foreign affiliates were named in a lawsuit filed with the High Court of Lagos State, Nigeria by Mr. Benneth Osita Onwubalili and his affiliated company, Kensit Nigeria Limited, which allegedly acted as agents of our affiliates in Nigeria. The claimants allege that an agreement between the parties was terminated without justification and seek damages of $16.3 million. We have responded to this claim and are continuing to investigate this matter.

As we continue to operate our compliance program, other situations involving foreign operations, similar to those matters disclosed to the SEC in February 2005 and described above, could arise that warrant further investigation and subsequent disclosures. As a result, new issues may be identified that may impact our financial statements and lead us to take other remedial actions or otherwise adversely impact us.

During fiscal years 2006 and 2007, we incurred approximately $10.5 million and $3.1 million in professional fees related to the Internal Review and related matters. During fiscal year 2008, we reversed $1.0 million of previously accrued settlement costs due to the fact that we settled the SEC investigation and incurred $0.6 million for legal fees related to the DOJ investigation relating to the Internal Review.

The disclosure and remediation of activities identified in the Internal Review could result in the loss of business relationships and adversely affect our business.

As a result of the disclosure and remediation of a number of activities identified in the Internal Review, we may encounter difficulties conducting business in certain foreign countries and retaining and attracting additional business with certain customers. We cannot predict the extent of these difficulties; however, our ability to continue conducting business in these countries and with these customers and through agents may be significantly impacted. In addition, applicable governmental authorities may preclude us from bidding on contracts to provide services in the countries where improper activities took place.

The DOJ antitrust investigation or any related proceedings in other countries could result in criminal proceedings and the imposition of fines and penalties, the commencement of third-party litigation, the incurrence of expenses, the loss of business and other adverse effects on our company.

In June 2005, one of our subsidiaries received a document subpoena from the DOJ. The subpoena related to a grand jury investigation of potential antitrust violations among providers of helicopter transportation services in the U.S. Gulf of Mexico. The subpoena focused on activities during the period from January 1, 2000 to June 13, 2005. We believe we have submitted to the DOJ substantially all documents responsive to the subpoena. We have had discussions with the DOJ and provided documents related to our operations in the U.S. as well as internationally. We intend to continue to provide additional information as required by the DOJ in connection with the investigation. There is no assurance that, after review of any information furnished by us or by third parties, the DOJ will not ultimately conclude that violations of U.S. antitrust laws have occurred. The period of time necessary to resolve the DOJ antitrust investigation is uncertain, and this matter could require significant management and financial resources that could otherwise be devoted to the operation of our business.

The outcome of the DOJ antitrust investigation and any related legal proceedings in other countries could include civil injunctive or criminal proceedings involving us or our current or former officers, directors or employees, the imposition of fines and other penalties, remedies and/or sanctions, including potential disbarments, and referrals to other governmental agencies. In addition, in cases where anti-competitive conduct is found by the government, there is a greater likelihood for civil litigation to be brought by third parties seeking recovery. Any such civil litigation could have serious consequences for our company, including the costs of the litigation and potential orders to pay restitution or other damages or penalties, including potentially treble damages, to any parties that were determined to be injured as a result of any impermissible anti-competitive conduct. Any of these adverse consequences could have a material adverse effect on our business, financial condition and results of operations. The DOJ antitrust investigation, any related proceedings in other countries and any third-party litigation, as well as any negative outcome that may result from the investigation, proceedings or litigation, could also negatively impact our relationships with customers and our ability to generate revenue.

In connection with this matter, we incurred $2.6 million, $1.9 million and $0.7 million in legal and other professional fees in fiscal years 2006, 2007 and 2008, respectively, and significant expenditures may continue to be incurred in the future.

Risks Relating to Our Business

We are highly dependent upon the level of activity in the U.S. Gulf of Mexico and the North Sea.

In fiscal years 2006, 2007, and 2008 approximately 55%, 55% and 53%, respectively, of our gross revenue was derived from helicopter services provided to customers operating in the U.S. Gulf of Mexico and the North Sea. The U.S. Gulf of Mexico and the North Sea are mature exploration and production regions that have experienced substantial seismic survey and exploration activity for many years. Because a large number of oil and gas prospects in these regions have already been drilled, additional prospects of sufficient size and quality could be more difficult to identify. In addition, the U.S. government’s exercise of authority under the Outer Continental Shelf Lands Act, as amended, to restrict the availability of offshore oil and gas leases could adversely impact exploration and production activity in the U.S. Gulf of Mexico. If activity in oil and gas exploration, development and production in either the U.S. Gulf of Mexico or the North Sea materially declines, our business, financial condition and results of operations could be materially and adversely affected. We cannot predict the levels of activity in these areas.

Our future growth depends on the level of international oil and gas activity and our ability to operate outside of the U.S. Gulf of Mexico and the North Sea.

Our future growth will depend significantly on our ability to expand into international markets outside of the U.S. Gulf of Mexico and the North Sea. Expansion of our business depends on our ability to operate in these regions.

Expansion of our business outside of the U.S. Gulf of Mexico and the North Sea may be adversely affected by:

•	local regulations restricting foreign ownership of helicopter operators;

•	requirements to award contracts to local operators; and

•	the number and location of new drilling concessions granted by foreign sovereigns.

We cannot predict the restrictions or requirements that may be imposed in the countries in which we operate. If we are unable to continue to operate or retain contracts in markets outside of the U.S. Gulf of Mexico and the North Sea, our future business, financial condition and results of operations may be adversely affected, and our operations outside of the U.S. Gulf of Mexico and the North Sea may not grow.

In order to grow our business, we may require additional capital in the future, which may not be available to us.

Our business is capital intensive, and to the extent we do not generate sufficient cash from operations, we will need to raise additional funds through public or private debt or equity financings to execute our growth strategy. Adequate sources of capital funding may not be available when needed, or may not be available on favorable terms. If we raise additional funds by issuing equity or certain types of convertible debt securities, dilution to the holdings of existing stockholders may result. If funding is insufficient at any time in the future, we may be unable to acquire additional aircraft, take advantage of business opportunities or respond to competitive pressures, any of which could harm our business. See discussion of our capital commitments in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Future Cash Requirements” included elsewhere in this prospectus supplement.

Our operations outside of the U.S. Gulf of Mexico and the North Sea are subject to additional risks.

During fiscal years 2006, 2007 and 2008, approximately 45%, 45% and 47%, respectively, of our gross revenue was attributable to helicopter services provided to oil and gas customers operating outside of the U.S. Gulf of Mexico and the North Sea. Operations in most of these areas are subject to various risks inherent in conducting business in international locations, including:

•	political, social and economic instability, including risks of war, general strikes and civil disturbances;

•	physical and economic retribution directed at U.S. companies and personnel;

•	governmental actions that restrict payments or the movement of funds or result in the deprivation of contract rights;

•	the taking of property without fair compensation; and

•	the lack of well-developed legal systems in some countries which could make it difficult for us to enforce our contractual rights.

For example, there has been continuing unrest in Nigeria, where we derived 15%, 16% and 17% of our gross revenue in fiscal years 2006, 2007 and 2008, respectively. This unrest adversely affected our results of operations in Nigeria in fiscal year 2007, and any future unrest in Nigeria or our other operating regions could adversely affect our business, financial condition and results of operations in those periods. We cannot predict whether any of these events will continue to occur in the future in Nigeria or occur in the future elsewhere.

Foreign exchange risks and controls may affect our financial position and results of operations.

Through our operations outside the U.S., we are exposed to currency fluctuations and exchange rate risks. The majority of both our revenue and expenses from our Europe business unit is denominated in British pound sterling. Our foreign exchange rate risk is even greater when our revenue is denominated in a currency different from that associated with the corresponding expenses. In addition, some of our contracts provide for payment in currencies other than British pound sterling or U.S. dollars. We attempt to minimize our exposure to foreign exchange rate risk by contracting the majority of our services, other than in our Europe business unit, in U.S. dollars. As a result, a strong U.S. dollar may increase the local cost of our services that are provided under U.S. dollar-denominated contracts, which may reduce the demand for our services in foreign countries. Generally, we do not enter into hedging transactions to protect against foreign exchange risks related to our gross revenue.

Because we maintain our financial statements in U.S. dollars, our financial results are vulnerable to fluctuations in the exchange rate between the U.S. dollar and foreign currencies, such as the British pound sterling. In preparing our financial statements, we must convert all non-U.S. dollar currencies to U.S. dollars. The effect of foreign currency translation is reflected in a component of stockholders’ investment, while foreign currency transaction gains or losses and translation of currency amounts not deemed permanently reinvested are credited or charged to income and reflected in other income (expense). In the past three fiscal years, our stockholders’ investment has decreased by as much as $20.7 million and increased by as much as $27.1 million, as a result of translation adjustments. In addition, during this period our results of operations have included foreign currency gains or losses ranging from a loss of $9.8 million to a gain of $5.4 million. Changes in exchange rates could cause significant changes in our financial position and results of operations in the future.

We operate in countries with foreign exchange controls including Brazil, Egypt, India, Kazakhstan, Malaysia, Nigeria, Russia and Turkmenistan. These controls may limit our ability to repatriate funds from our international operations and unconsolidated affiliates or otherwise convert local currencies into U.S. dollars. These limitations could adversely affect our ability to access cash from these operations.

See further discussion of foreign exchange risks and controls under Item 7A. “Quantitative and Qualitative Disclosure About Market Risk” included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2008, incorporated herein by reference.

We operate in many international areas through entities that we do not control.

We conduct many of our international operations through entities in which we have a minority investment or through strategic alliances with foreign partners. For example, we have acquired interests in, and in some cases have lease and service agreements with, entities that operate aircraft in Egypt, Mexico, Norway, the U.K., Kazakhstan and Turkmenistan. We provide engineering and administrative support to certain of these entities. We derive significant amounts of lease revenue, service revenue and dividend income from these entities. In fiscal years 2006, 2007 and 2008, we received approximately $56.2 million, $54.1 million and $56.5 million, respectively, of revenue from the provision of aircraft and other services to unconsolidated affiliates. Because we do not own a majority or maintain voting control of our unconsolidated affiliates, we do not have the ability to control their policies, management or affairs. The interests of persons who control these entities or partners may differ from ours, and may cause such entities to take actions that are not in our best interest. If we are unable to maintain our relationships with our partners in these entities, we could lose our ability to operate in these areas, potentially resulting in a material adverse effect on our business, financial condition and results of operations.

Labor problems could adversely affect us.

Approximately 330 pilots in our North America business unit and approximately 2,200 of our employees in the U.K., Nigeria and Australia (collectively, about 69% of our employees) are represented under collective bargaining or union agreements. Periodically, certain groups of our employees who are not covered by a collective bargaining agreement consider entering into such an agreement. In addition, many of the employees of our affiliates are represented by collective bargaining agreements. Any disputes over the terms of these agreements or our potential inability to negotiate acceptable contracts with the unions that represent our employees under these agreements could result in strikes, work stoppages or other slowdowns by the affected workers.

If our unionized workers engage in a strike, work stoppage or other slowdown, other employees elect to become unionized, existing labor agreements are renegotiated, or future labor agreements contain terms that are unfavorable to us, we could experience a disruption of our operations or higher ongoing labor costs which could adversely affect our business, financial condition and results of operations.

See “Business — Employees” included elsewhere in this prospectus supplement for further discussion on the status of collective bargaining or union agreements.

Our failure to attract and retain qualified personnel could have an adverse effect on us.

Our ability to attract and retain qualified pilots, mechanics and other highly-trained personnel is an important factor in determining our future success. For example, many of our customers require pilots with very high levels of flight experience. The market for these experienced and highly-trained personnel is competitive and may become more competitive. Accordingly, we cannot assure you that we will be successful in our efforts to attract and retain such personnel. Some of our pilots, mechanics and other personnel, as well as those of our competitors, are members of the U.S. or U.K. military reserves who have been, or could be, called to active duty. If significant numbers of such personnel are called to active duty, it would reduce the supply of such workers and likely increase our labor costs. Additionally, our fleet capacity expansion program will require us to retain additional pilots, mechanics and other flight-related personnel. Finally, as a result of the disclosure and remediation of activities identified in the Internal Review, we may have difficulty attracting and retaining qualified personnel, and we may incur increased expenses. Our failure to attract and retain qualified personnel could have a material adverse effect on our current business and our growth strategy.

Helicopter operations involve risks that may not be covered by our insurance or may increase our operating costs.

The operation of helicopters inherently involves a degree of risk. Hazards such as harsh weather and marine conditions, mechanical failures, crashes and collisions are inherent in our business and may result in personal injury, loss of life, damage to property and equipment and suspension or reduction of operations. Our aircraft have been involved in accidents in the past, some of which have included loss of life and property damage. We may experience similar accidents in the future.

We attempt to protect ourselves against these losses and damage by carrying insurance, including hull and liability, general liability, workers’ compensation, and property and casualty insurance. Our insurance coverage is subject to deductibles and maximum coverage amounts, and we do not carry insurance against all types of losses, including business interruption. We cannot assure you that our existing coverage will be sufficient to protect against all losses, that we will be able to maintain our existing coverage in the future or that the premiums will not increase substantially. In addition, future terrorist activity, risks of war, accidents or other events could increase our insurance premiums. The loss of our liability insurance coverage, inadequate coverage from our liability insurance or substantial increases in future premiums could have a material adverse effect on our business, financial condition and results of operations.

We are subject to government regulation that limits foreign ownership of aircraft companies.

We are subject to governmental regulation that limits foreign ownership of aircraft companies. Based on regulations in various markets in which we operate, our aircraft may be subject to deregistration and we may lose our ability to operate within these countries if certain levels of local ownership are not maintained. Deregistration of our aircraft for any reason, including foreign ownership in excess of permitted levels, would have a material adverse effect on our ability to conduct operations within these markets. We cannot assure you that there will be no changes in aviation laws, regulations or administrative requirements or the interpretations thereof, that could restrict or prohibit our ability to operate in certain regions. Any such restriction or prohibition on our ability to operate may have a material adverse effect on our business, financial condition and results of operations.

See further discussion in “Business — Government Regulation” included elsewhere in this prospectus supplement.

Actions taken by agencies empowered to enforce governmental regulations could increase our costs and reduce our ability to operate successfully.

Our operations are regulated by governmental agencies in the various jurisdictions in which we operate. These agencies have jurisdiction over many aspects of our business, including personnel, aircraft and ground facilities. Statutes and regulations in these jurisdictions also subject us to various certification and reporting requirements and inspections regarding safety, training and general regulatory compliance. Other statutes and regulations in these jurisdictions regulate the offshore operations of our customers. The agencies empowered to enforce these statutes and regulations may suspend, curtail or require us to modify our operations. A suspension or substantial curtailment of our operations for any prolonged period, and any substantial modification of our current operations, may have a material adverse effect on our business, financial condition and results of operations. See further discussion in “Business — Government Regulation” and “Business — Environmental” included elsewhere in this prospectus supplement.

We face substantial competition.

The helicopter business is highly competitive. Chartering of helicopters is usually done on the basis of competitive bidding among those providers having the necessary equipment, operational experience and resources. Factors that affect competition in our industry include price, reliability, safety, professional reputation, availability, equipment and quality of service.

In our North America business unit, we face competition from a number of providers, including one U.S. competitor with a comparable number of helicopters servicing the U.S. Gulf of Mexico. We have two significant competitors in the North Sea and one significant competitor in Nigeria.

Certain of our customers have the capability to perform their own helicopter operations should they elect to do so, which has a limiting effect on our rates. The loss of a significant number of our customers or termination of a significant number of our contracts could have a material adverse effect on our business, financial condition and results of operations.

As a result of significant competition, we must continue to provide safe and efficient service or we will lose market share, which could have a material adverse effect on our business, financial condition and results of operations. The loss of a significant number of our customers or termination of a significant number of our contracts could have a material adverse effect on our business, financial condition and results of operations.

See further discussion in “Business — Competition” included elsewhere in this prospectus supplement.

Our operations are subject to weather-related and seasonal fluctuations.

Generally, our operations can be impaired by harsh weather conditions. Poor visibility, high wind, heavy precipitation and sand storms can affect the operation of helicopters and result in a reduced number of flight hours. A significant portion of our operating revenue is dependent on actual flight hours, and a substantial portion of our direct cost is fixed. Thus, prolonged periods of harsh weather can have a material adverse effect on our business, financial condition and results of operations.

In the Gulf of Mexico, the months of December through March have more days of harsh weather conditions than the other months of the year. Heavy fog during those months often limits visibility. In addition, in the Gulf of Mexico, June through November is tropical storm and hurricane season. When a tropical storm or hurricane is about to enter or begins developing in the Gulf of Mexico, flight activity may increase because of evacuations of offshore workers. However, during a tropical storm or hurricane, we are unable to operate in the area of the storm. In addition, as a significant portion of our facilities are located along the coast of the U.S. Gulf of Mexico, tropical storms and hurricanes may cause substantial damage to our property in these locations, including helicopters. Additionally, we incur costs in evacuating our aircraft, personnel and equipment prior to tropical storms and hurricanes.

The fall and winter months have fewer hours of daylight, particularly in the North Sea and Alaska. While some of our aircraft are equipped to fly at night, we generally do not do so. In addition, drilling activity in the North Sea and Alaska is lower during the winter months than the rest of the year. Anticipation of harsh weather during this period causes many oil companies to limit activity during the winter months. Consequently, flight hours are generally lower during these periods, typically resulting in a reduction in operating revenue during those months. Accordingly, our reduced ability to operate in harsh weather conditions and darkness may have a material adverse effect on our business, financial condition and results of operations.

The Harmattan, a dry and dusty West African trade wind, blows between the end of November and the middle of March. The heavy amount of dust in the air can severely limit visibility and block the sun for several days, comparable to a heavy fog. We are unable to operate aircraft during these harsh conditions. Consequently, flight hours may be lower during these periods resulting in reduced operating revenue which may have a material adverse impact on our business, financial condition and results of operations.

Environmental regulations and liabilities may increase our costs and adversely affect us.

Our operations are subject to U.S. federal, state and local, and foreign environmental laws and regulations that impose limitations on the discharge of pollutants into the environment and establish standards for the treatment, storage, recycling and disposal of toxic and hazardous wastes. The nature of the business of operating and maintaining helicopters requires that we use, store and dispose of materials that are subject to environmental regulation. Environmental laws and regulations change frequently, which makes it impossible for us to predict their cost or impact on our future operations. Liabilities associated with environmental matters could have a material adverse effect on our business, financial condition and results of operations. We could be exposed to strict, joint and several liability for cleanup costs, natural resource damages and other damages as a result of our conduct that was lawful at the time it occurred or the conduct of, or conditions caused by, prior operators or other third parties. Additionally, any failure by us to comply with applicable environmental laws and regulations may result in governmental authorities taking action against our business that could adversely impact our operations and financial condition, including the:

•	issuance of administrative, civil and criminal penalties;

•	denial or revocation of permits or other authorizations;

•	imposition of limitations on our operations; and

•	performance of site investigatory, remedial or other corrective actions.

For additional information see “Business — Environmental” included elsewhere in this prospectus supplement and Item 3. “Legal Proceedings” included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2008, incorporated herein by reference.

Our dependence on a small number of helicopter manufacturers and the limited availability of aircraft poses a significant risk to our business and prospects, including our ability to execute our growth strategy.

We contract with a small number of manufacturers for most of our aircraft expansion and replacement needs. If any of these manufacturers faced production delays due to, for example, natural disasters, labor strikes or availability of skilled labor, we may experience a significant delay in the delivery of previously ordered aircraft. Currently, helicopter manufacturers are indicating very limited availability for large- and medium-sized aircraft during the next two years, and we have limited alternative sources of new aircraft. As a result, we may not be able to obtain orders for additional aircraft with acceptable pricing, delivery dates or other terms. Delivery delays or our inability to obtain acceptable aircraft orders would adversely affect our revenue and profitability and could jeopardize our ability to meet the demands of our customers and execute our growth strategy. Additionally, lack of availability of new aircraft resulting from a backlog in orders has resulted in an increase in prices for certain types of used helicopters.

A shortfall in availability of aircraft components and parts required for maintenance and repairs of our aircraft and supplier cost increases could adversely affect us.

In connection with the required routine maintenance and repairs performed on our aircraft in order for them to stay fully operational and available for use in our operations, we rely on a few key vendors for the supply and overhaul of components fitted to our aircraft. Currently those vendors are working at or near full capacity supporting the aircraft production lines and the maintenance requirements of the aircraft operators who are also operating at near capacity in certain industries, including operators such as us who support the energy industry. These vendors are therefore experiencing backlogs in manufacturing schedules and some parts are in limited supply from time to time. Lead times for ordering certain critical components are extending into longer time periods, and this could have an adverse impact upon our ability to maintain and repair our aircraft. To the extent that these suppliers also supply parts for aircraft used by the U.S. military, parts delivery for our aircraft may be delayed during periods in which there are high levels of military operations. Our inability to perform timely maintenance and repairs can result in our aircraft being underutilized which could have an adverse impact on our operating results. Furthermore, our operations in remote locations, where delivery of these components and parts could take a significant period of time, may also impact our ability to maintain and repair our aircraft. While every effort is made to mitigate such impact, this may pose a risk to our operating results. Additionally, supplier cost increases for critical aircraft components and parts also pose a risk to our operating results. Cost increases are passed through to our customers through rate increases where possible, including as a component of contract escalation charges. However, as certain of our contracts are long-term in nature, cost increases may not be adjusted in our contract rates until the contracts are up for renewal.

Risks Related to Our Level of Indebtedness

Our substantial indebtedness could adversely affect our financial condition and impair our ability to fulfill our obligations under our indebtedness, including the notes.

We have, and following the completion of this offering, we will have, substantial debt and substantial debt service requirements. As of March 31, 2008 and as adjusted to give effect to this offering, we had approximately $606.2 million and $706.2 million, respectively, of outstanding indebtedness.

Our level of indebtedness may have important consequences to our business and to you, including:

•	making it more difficult for us to satisfy our obligations with respect to the notes;

•	impairing our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other general corporate purposes or to repurchase the notes from you upon a change of control;

•	requiring us to dedicate a substantial portion of our cash flow to the payment of principal and interest on our indebtedness, which reduces the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

•	subjecting us to the risk of increased sensitivity to interest rate increases on our indebtedness with variable interest rates, including our borrowings under our syndicated senior secured Credit Facilities which consist of a $100 million revolving credit facility (with a subfacility of $25 million for letters of credit) and a $25 million letter of credit facility;

•	increasing the possibility of an event of default under the financial and operating covenants contained in our debt instruments; and

•	limiting our ability to adjust to rapidly changing market conditions, reducing our ability to withstand competitive pressures and making us more vulnerable to a downturn in general economic conditions or our business than our competitors with less debt.

If we are unable to generate sufficient cash flow from operations in the future to service our debt, we may be required to refinance all or a portion of our existing debt or obtain additional financing. We cannot assure you that any such refinancing would be possible or that any additional financing could be obtained. Our inability to obtain such refinancing or financing may have a material adverse effect on us.

Despite our and our subsidiaries’ current levels of indebtedness, we may incur substantially more debt, which could further exacerbate the risks associated with our substantial indebtedness.

Although the agreements governing our Credit Facilities and the indentures governing our 6 1/8% Senior Notes due 2013 (the “6 1/8% Senior Notes”) and the 7 1/2% Senior Notes due 2017 (the “7 1/2% Senior Notes” and, together with the 6 1/8% Senior Notes, the “Senior Notes”) contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and we could incur substantial additional indebtedness. In addition to amounts that we may borrow under our Credit

Facilities, the indentures governing the Senior Notes also allow us to borrow significant amounts of money from other sources. Also, these restrictions do not prevent us from incurring obligations that do not constitute “indebtedness” as defined in the relevant agreement. If we incur additional indebtedness, the related risks that we now face could intensify.

To service our indebtedness, including the notes, we will continue to require a significant amount of cash, and our ability to generate cash depends on many factors beyond our control.

Our ability to make scheduled payments of principal or interest with respect to our indebtedness, including the notes, will depend on our ability to generate cash and on our financial results. Our ability to generate cash depends on the demand for our services, which is subject to levels of activity in offshore oil and gas exploration, development and production, general economic conditions, and financial, competitive, regulatory and other factors affecting our operations, many of which are beyond our control. We cannot assure you that our operations will generate sufficient cash flow or that future borrowings will be available to us under our Credit Facilities or otherwise in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs.

Restrictive covenants in our debt agreements may restrict the manner in which we can operate our business.

Our Credit Facilities and the indentures governing our Senior Notes limit, among other things, our ability and the ability of our restricted subsidiaries to:

•	borrow money or issue guarantees;

•	pay dividends, redeem capital stock or make other restricted payments;

•	incur liens to secure indebtedness;

•	make certain investments;

•	sell certain assets;

•	enter into transactions with our affiliates; or

•	merge with another person or sell substantially all of our assets.

If we fail to comply with these covenants, we would be in default under our existing Credit Facilities and the indentures governing our Senior Notes, and the principal and accrued interest on our Senior Notes and our other outstanding indebtedness may become due and payable. See “Description of Indebtedness.” In addition, our Credit Facilities contain, and our future indebtedness agreements may contain, additional affirmative and negative covenants. For additional information see Note 5 to the Consolidated Financial Statements included elsewhere in this prospectus supplement.

As a result of these covenants, our ability to respond to changes in business and economic conditions and to obtain additional financing, if needed, may be significantly restricted, and we may be prevented from engaging in transactions that might otherwise be considered beneficial to us. Our existing Credit Facilities also require, and our future credit facilities may require, us to maintain specified financial ratios and satisfy certain financial condition tests. Our ability to meet these financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet those tests. The breach of any of these covenants could result in a default under our existing Credit Facilities. Upon the occurrence of an event of default under our existing or future credit facilities, the lenders could elect to declare all amounts outstanding under such credit facilities, including accrued interest or other obligations, to be immediately due and payable. There can be no assurance that our assets would be sufficient to repay in full that indebtedness and our other indebtedness, including the notes.

The instruments governing certain of our indebtedness, including our existing Credit Facilities and the indentures governing our Senior Notes and the notes, contain cross-default provisions. Under these provisions, a default under one instrument governing our indebtedness may constitute a default under our other instruments of indebtedness that contain cross-default provisions.

Risks Related to this Offering and the Notes

We are dependent on our subsidiaries and our unconsolidated affiliates for our cash flow.

We are a holding company with no material assets other than cash, our equity interests in our subsidiaries, our interests in our unconsolidated affiliates and our indebtedness from those subsidiaries and affiliates. Our subsidiaries and our unconsolidated affiliates conduct substantially all of our operations and directly own substantially all of our assets. Therefore, our operating cash flow and ability to meet our debt obligations, including the notes, will depend on the cash flow provided by our subsidiaries and our unconsolidated affiliates in the form of loans, dividends, aircraft leases, maintenance charges, reimbursable expenses or other payments to us as a shareholder, equity holder, service provider or lender. The ability of our subsidiaries and our unconsolidated affiliates to make such payments to us will depend on their earnings, tax considerations, legal restrictions and restrictions under their indebtedness. Our non-guarantor subsidiaries are not obligated to make funds available for payment of the notes.

The notes will continue to be structurally subordinated to all indebtedness of our subsidiaries that are not guarantors of the notes.

We derive substantially all of our revenue from our consolidated subsidiaries and our unconsolidated affiliates. While certain of our U.S. subsidiaries will guarantee the notes, our non-U.S. subsidiaries, many of which are significant, will not guarantee the notes. You will not have any claim as a creditor against our subsidiaries that are not guarantors of the notes. Accordingly, all obligations of our non-guarantor subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us or a guarantor of the notes. As of March 31, 2008, our non-guarantor subsidiaries had approximately $358.4 million of total liabilities (including trade payables but excluding intercompany liabilities and guarantees). Revenue related to our non-guarantor subsidiaries constituted 70% of our operating revenue during fiscal year 2008 (excluding intercompany revenue), and our non-guarantor subsidiaries held approximately 57% of our consolidated assets as of March 31, 2008.

Similar to our non-guarantor subsidiaries, you will not have any claim as a creditor against our unconsolidated affiliates. We own less than 50% of the equity of our unconsolidated affiliates and some of our subsidiaries so that, in addition to the claims of creditors of those entities, the equity interests of our partners or other shareholders in any dividend or other distribution made by these entities would need to be satisfied on a proportionate basis with us. These unconsolidated affiliates and subsidiaries may also be subject to restrictions on their ability to distribute cash to us in their financing or other agreements, and as a result, we may not be able to access their cash flow to service our debt obligations, including the notes.

The notes and the subsidiary guarantees will continue to be unsecured and effectively subordinated to our and our subsidiary guarantors’ secured indebtedness.

Holders of our secured debt will have claims that are effectively senior to your claims as holders of the notes to the extent of the value of the assets securing the secured debt. The notes will be effectively subordinated to all secured debt.

If we become insolvent or are liquidated, or if payment under any secured debt is accelerated, the lender thereunder would be entitled to exercise the remedies available to a secured lender. Accordingly, the lender will have priority over any claim for payment under the notes or the guarantees to the extent of the assets that constitute their collateral. If this were to occur, it is possible that there would be no assets remaining from which claims of the holders of the notes could be satisfied. Further, if any assets did remain after payment of these lenders, the remaining assets might be insufficient to satisfy the claims of the holders of the notes and holders of other unsecured debt that is deemed the same class as the notes, and potentially all other general creditors who would participate ratably with holders of the notes.

A court could subordinate or void the obligations under our subsidiaries’ guarantees.

Under the U.S. federal bankruptcy laws and comparable provisions of state fraudulent conveyance laws, a court could void obligations under the subsidiary guarantees, subordinate those obligations to other obligations of our subsidiary guarantors or require you to repay any payments made pursuant to the subsidiary guarantees, if:

(1)	fair consideration or reasonably equivalent value was not received in exchange for the obligation; and

(2)	at the time the obligation was incurred, the obligor:

•	was insolvent or rendered insolvent by reason of the obligation;

•	was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay them as the debts matured.

The measure of insolvency for these purposes will depend upon the law of the jurisdiction being applied. Generally, however, a company will be considered insolvent if:

•	the sum of its debts, including contingent liabilities, is greater than the saleable value of all of its assets at a fair valuation;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and matured; or

•	it could not pay its debts as they become due.

Moreover, regardless of solvency, a court might void the guarantees, or subordinate the guarantees, if it determined that the transaction was made with intent to hinder, delay or defraud creditors.

Each subsidiary guarantee will contain a provision intended to limit the guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its subsidiary guarantee to be a fraudulent transfer. This provision, however, may not be effective to protect the subsidiary guarantees from attack under fraudulent transfer law.

The indenture requires that certain subsidiaries must guarantee the notes in the future. These considerations will also apply to these guarantees.

The notes currently have no established trading or other public market.

Prior to this offering, there has been no trading market for the notes. We do not intend to apply for a listing of the notes on any national securities exchange or any automated dealer quotation system. The underwriters have advised us that they currently intend to make a market in the notes after the offering is completed. However, they are not obligated to do so and may discontinue market making with respect to the notes without notice. In addition, the liquidity of the trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for this type of security and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, there can be no assurance that an active trading market will develop for the notes.

Conversion of the notes or future sales or issuances of common stock, including conversion of our outstanding Preferred Stock in September 2009, may dilute the ownership interest of existing stockholders, including holders who have previously converted their notes. Such dilution may adversely affect the trading price of our common stock and the notes.

We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy, to acquire assets or companies, to adjust our ratio of debt to equity, or in connection with our incentive and stock option plans. Any issuance of equity securities after this offering, including the issuance of shares upon conversion of our outstanding Preferred Stock in September 2009 and issuance of shares, if any, upon conversion of the notes, could dilute the interests of our existing stockholders, including holders who have previously received shares upon conversion of their notes, and could substantially affect the trading price of our common stock and the notes. In addition, the anticipated conversion of the notes into shares of our common stock could depress the price of our common stock.

In addition, the price of our common stock could also be affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that may develop involving our common stock. The hedging or arbitrage could, in turn, affect the trading price of the notes.

We may not be able to pay interest on the notes or repurchase the notes at the option of the holder on specified dates or upon a fundamental change.

The notes bear interest at a rate of     % per year. On June 15, 2015, 2020, 2025, 2030 and 2035, holders of the notes have the right to require us to repurchase all or a portion of their notes for cash at a price equal to 100% of their principal amount plus any accrued and unpaid interest up to, but excluding the repurchase date. Holders of notes also have the right to require us to repurchase all or a portion of their notes for cash upon the occurrence of a fundamental change. In addition, upon conversion of the notes, you will have the right to receive a cash payment under certain circumstances. We may not have sufficient funds to pay interest to the note holders or to make the required cash repurchase of the notes, or make the cash payment, if any, required upon conversion at the applicable time and, in such circumstances, may not be able to arrange the necessary financing on favorable terms, if at all. In addition, our ability to make the required repurchase upon a fundamental change may be limited by law or the terms of other debt agreements or securities. Our failure to pay interest on the notes or to make the required cash repurchase or cash payment, as the case may be, would constitute an event of default under the indenture governing the notes which, in turn, could constitute an event of default under other debt agreements or securities, thereby resulting in their acceleration and required prepayment and thereby further restricting our ability to make such interest payments and repurchases. Any inability on our part to pay for your notes that are tendered for repurchase or conversion could result in your receiving substantially less than the principal amount of the notes. See “Description of the Notes — Interest,” “Description of the Notes — Conversion Rights — Payment Upon Conversion,” “Description of the Notes — Fundamental Change Permits Holders to Require Us to Purchase Notes” and “Description of the Notes — Repurchase of Notes by Us at Option of Holder.”

Your right to convert the notes is conditional, which could impair the value of the notes.

The notes are convertible only if specified conditions are met. If the specified conditions for conversion are not met, you will not be able to convert your notes, and you may not be able to receive the value of the cash and shares into which the notes would otherwise be convertible.

The market price of the notes could be significantly affected by the market price of our common stock and other factors.

We expect that the market price of our notes will be significantly affected by the market price of our common stock. This may result in greater volatility in the market price of the notes than would be expected for nonconvertible debt securities. The market price of our common stock will likely continue to fluctuate in response to the factors discussed elsewhere in “Risk Factors,” among others, many of which are beyond our control.

Settlement of all conversions may be delayed, and as a result, you may receive less consideration than expected for your notes.

Upon conversion of the notes, settlement may be delayed until after the 24th trading day following the relevant conversion date. See “Description of the Notes — Conversion Rights — General.” As a result, upon conversion of the notes, the value of the common stock you receive may be less than expected, or you may not receive any common stock, because the value of our common stock may decline (or not appreciate as much as you may expect) between the day that you exercise your conversion right and the day our conversion obligation in respect of your notes is finally determined.

In the event of a default, we may have insufficient funds to make any payments due on the notes.

A default under the indenture pursuant to which the notes are issued could lead to a default under existing and future agreements governing our indebtedness. If, due to a default, the repayment of related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay such indebtedness and the notes.

The notes are not protected by restrictive covenants.

The indenture governing the notes does not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries. In addition, the indenture does not contain covenants or other provisions to afford protection to holders of the notes in the event of a change of control involving us except to the extent described under “Description of the Notes — Fundamental Change Permits Holders to Require Us to Purchase Notes” and “Description of the Notes — Conversion Rights — Increase of Applicable Conversion Rate Upon Conversion Upon Make-Whole Fundamental Change.”

The base conversion rate and the incremental share factor for the notes may not be adjusted for all dilutive events.

The base conversion rate and the incremental share factor of the notes are subject to adjustment for certain events, including, but not limited to, the issuance of stock dividends on our common stock, the issuance of certain rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness or assets, cash dividends and certain issuer tender or exchange offers as described under “Description of the Notes — Conversion Rights — Conversion Rate Adjustments.” Neither the base conversion rate nor the incremental share factor will be adjusted, however, for other events, such as a third party tender or exchange offer or an issuance of common stock for cash, that may adversely affect the trading price of the notes or our common stock. In addition, an event that adversely affects the value of the notes may occur, and that event may not result in an adjustment to the base conversion rate or the incremental share factor.

Some significant restructuring transactions may not constitute a fundamental change, in which case we would not be obligated to offer to purchase the notes.

Upon the occurrence of a fundamental change, you have the right to require us to purchase your notes. However, the fundamental change provisions will not afford protection to holders of notes in the event of certain transactions. For example, transactions such as leveraged recapitalizations, refinancings, restructurings, or acquisitions initiated by us may not constitute a fundamental change requiring us to purchase the notes. In the event of any such transaction, the holders would not have the right to require us to purchase the notes, even though each of these transactions could increase the amount of our indebtedness, or otherwise adversely affect our capital structure or any credit ratings, thereby adversely affecting the holders of notes.

The adjustment to the applicable conversion rate for notes converted in connection with certain corporate transactions may not adequately compensate you for any lost value of your notes as a result of such transaction.

If a “make-whole fundamental change” as described under “Description of the Notes — Conversion Rights — Increase of Applicable Conversion Rate Upon Conversion Upon Make-Whole Fundamental Change” occurs prior to June 15, 2015, under certain circumstances we will increase the applicable conversion rate for notes converted in connection with such specified corporate transaction. The adjustment to the applicable conversion rate for notes converted in connection with such corporate transaction may not adequately compensate you for any lost value of your notes as a result of such transaction. In addition, if the price paid per share for our common stock in, or the average price of our common stock over a five trading-day period immediately preceding the effective date of, such corporate transaction is greater than $      per share, or less than $      per share, no adjustment will be made to the applicable conversion rate. In addition, in no event will the applicable conversion rate after this adjustment exceed           per $1,000 principal amount of notes, subject to adjustments in the same manner as the base conversion rate as set forth under “Description of the Notes — Conversion Rights — Conversion Rate Adjustments.”

Our obligation to increase the applicable conversion rate in connection with any such specified corporate transaction could be considered a penalty, in which case the enforceability thereof would be subject to general principles of law and equity.

Holding the notes does not entitle you to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

As a holder of the notes, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting our common stock. You will have rights with respect to our common stock only if you convert your notes, which you are permitted to do only in the limited circumstances described in this prospectus supplement. For example, in the event that an amendment is proposed to our restated certificate of incorporation or amended and restated bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to your conversion, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or rights of our common stock.

We may issue preferred stock with rights senior to our common stock.

Our restated certificate of incorporation authorizes the issuance of shares of preferred stock without stockholder approval. The shares may have dividend, voting, liquidation and other rights and preferences that are senior to the rights of our common stock. In addition, such shares of preferred stock may be convertible into shares of our common stock. Conversion of shares of our preferred stock into shares of our common stock may dilute the value of our common stock, which may adversely affect the value of your notes. The rights and preferences of any class or series of preferred stock issued by us would be established by our board of directors in its sole discretion.

Our stockholder rights plan, provisions in our charter documents or Delaware law may inhibit a takeover, which could adversely affect the value of our common stock.

Our stockholder rights plan, our restated certificate of incorporation, our amended and restated bylaws and Delaware corporate law contain provisions that could delay or prevent a change of control or changes in our management that a stockholder might consider favorable. These provisions will apply even if the offer may be considered beneficial by some of our stockholders. If a chance of control or change in management is delayed or prevented, the market price of our common stock could decline. Please read “Description of Capital Stock” included on page 4 of the accompanying prospectus for a description of these provisions.

We limit foreign ownership of our company, which could reduce the price of our notes and our common stock and cause owners of our common stock who are not U.S. persons to lose their voting rights.

Our restated certificate of incorporation provides that persons or entities that are not “citizens of the United States” (as defined in the Federal Aviation Act of 1958) shall not collectively own or control more than 25% of the voting power of our outstanding capital stock (the “Permitted Foreign Ownership Percentage”) and that, if at any time persons that are not citizens of the United States nevertheless collectively own or control more than the Permitted Foreign Ownership Percentage, the voting rights of our outstanding voting capital stock in excess of the Permitted Foreign Ownership Percentage owned by certain stockholders who are not citizens of the United States shall automatically be suspended. These voting rights will be suspended in reverse chronological order by date of registry until the number of voting shares held by persons that are not citizens of the United States is less than or equal to the Permitted Foreign Ownership Percentage. Our restated certificate of incorporation further authorizes us to redeem any such suspended shares to the extent necessary for us to comply with any present or future requirements of the Federal Aviation Act. Shares held by persons who are not citizens of the United States may lose their associated voting rights and be redeemed as a result of these provisions. These restrictions may also have an adverse impact on the liquidity or market value of our notes and our common stock because holders may be unable to transfer our notes and our common stock to persons who are not citizens of the United States.

Provisions of the notes could discourage an acquisition of us by a third party.

Certain provisions of the notes could make it more difficult or more expensive for a third party to acquire us. Upon the occurrence of certain transactions constituting a fundamental change, holders of the notes will have the right, at their option, to require us to repurchase for cash any or all of their notes at a price equal to 100% of the principal amount plus any accrued and unpaid interest. See “Description of the Notes — Fundamental Change Permits Holders to Require Us to Purchase Notes.” We also may be required to issue additional shares of our common stock upon conversion of outstanding notes in the event of certain corporate transactions. See “Description of the Notes — Conversion Rights — Increase of Applicable Conversion Rate Upon Conversion Upon Make-Whole Fundamental Change.”

We have no plans to pay regular dividends on our common stock.

We do not intend to declare or pay regular dividends on our common stock in the foreseeable future. Instead, we generally intend to invest any future earnings in our business. Subject to Delaware law, our board of directors will determine the payment of future dividends on our common stock, if any, and the amount of any dividends in light of any applicable contractual restrictions limiting our ability to pay dividends, our earnings and cash flows, our capital requirements, our financial condition, and other factors our board of directors deems relevant. Our Senior Notes and Credit Facilities restrict our payment of cash dividends or other distributions to stockholders. Accordingly, you may have to sell some or all of the common stock issuable upon conversion of your notes in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell such common stock and may lose the entire amount of your investment.

You may have to pay taxes with respect to some distributions on our common stock that result in adjustments to the conversion rate.

The conversion rate of the notes is subject to adjustment for certain events arising from stock splits and combinations, stock dividends, certain cash dividends and certain other actions by us that modify our capital structure. See “Description of the Notes — Conversion Rights — Conversion Rate Adjustments” and “Description of the Notes — Conversion Rights — Increase of Applicable Conversion Rate Upon Conversion Upon Make-Whole Fundamental Change.” If the conversion rate is adjusted as a result of a distribution that is taxable to holders of our common stock, such as a cash dividend, you may be required to include an amount in income for U.S. federal income tax purposes, notwithstanding the fact that you do not actually receive such distribution. If you are a “non-U.S. holder” (as defined in “Material U.S. Federal Income and Estate Tax Considerations”), any such deemed dividend would be subject to U.S. federal withholding tax at a 30% rate or such lower rate as may be prescribed by an applicable tax treaty. Any such withholding tax on a deemed dividend may be withheld from interest, shares of common stock or sales proceeds subsequently paid or credited to the non-U.S. holder. See “Material U.S. Federal Income and Estate Tax Considerations.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21 E of the Securities Exchange Act of 1934. Forward-looking statements are statements about our future business, strategy, operations, capabilities and results; use of proceeds; financial projections; plans and objectives of our management; expected actions by us and by third parties, including our customers, competitors, vendors and regulators; and other matters. Some of the forward-looking statements can be identified by the use of words such as “believes”, “belief”, “expects”, “plans”, “anticipates”, “intends”, “projects”, “estimates”, “may”, “might”, “would”, “could” or other similar words; however, all statements in this prospectus, other than statements of historical fact or historical financial results are forward-looking statements.

Our forward-looking statements reflect our views and assumptions on the date we are filing this prospectus regarding future events and operating performance. We believe that they are reasonable, but they involve known and unknown risks, uncertainties and other factors, many of which may be beyond our control, that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Accordingly, you should not put undue reliance on any forward-looking statements. Factors that could cause our forward-looking statements to be incorrect and actual events or our actual results to differ from those that are anticipated include all of the following:

•	the risks and uncertainties described under “Risk Factors” in this prospectus supplement;

•	the level of activity in the oil and natural gas industry is lower than anticipated;

•	production-related activities become more sensitive to variances in commodity prices;

•	the major oil companies do not continue to expand internationally;

•	market conditions are weaker than anticipated;

•	we are unable to acquire additional aircraft due to limited availability;

•	we are not able to re-deploy our aircraft to regions with the greater demand;

•	we do not achieve the anticipated benefit of our fleet capacity expansion program;

•	outcome of the DOJ investigation relating to our Internal Review, which is ongoing, has a greater than anticipated financial or business impact; and

•	the outcome of the DOJ antitrust investigation, which is ongoing, has a greater than anticipated financial or business impact.

All forward-looking statements in this prospectus are qualified by these cautionary statements and are only made as of the date of this prospectus. We do not undertake any obligation, other than as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $96.6 million ($111.2 million if the underwriters exercise their option to purchase additional notes in full). We intend to use the net proceeds from this offering, together with the estimated aggregate net proceeds of $193.6 million from our proposed concurrent common stock offering ($222.7 million if the underwriters exercise their option to purchase additional shares in full) based on an assumed offering price of $49.53 (the closing price of our common stock on June 4, 2008), as well as the proceeds from the Caledonia Private Placement, to purchase additional aircraft. If we do not complete the concurrent common stock offering or the Caledonia Private Placement, the funds available to purchase additional aircraft will be reduced. We plan to order additional aircraft from time to time following completion of this offering and expect to pay the purchase price for additional aircraft at various dates during fiscal years 2009 to 2013. Pending such use, we plan to invest the net proceeds of this offering in highly liquid, investment-grade or better securities. Depending on our ability to obtain such aircraft orders and the timing of such use, we may use a portion of the net proceeds for working capital and other general corporate purposes, including acquisitions.

There is no assurance that our concurrent offering of common stock or the Caledonia Private Placement will be completed or, if completed, that they will be completed for the amounts or the pricing contemplated. The completion of the concurrent common stock offering, the Caledonia Private Placement and this offering are not conditioned on each other.

For a discussion of our aircraft on order and under option, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Future Cash Requirements” and “Business — Helicopter Services — Fleet Capacity Expansion.”

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND POLICY

Our common stock is listed on the NYSE under the symbol “BRS.” Prior to becoming listed on the NYSE in 2003, our common stock had been quoted on the NASDAQ National Market system since 1984.

The following table shows the range of closing prices for our common stock during each quarter of our last two fiscal years and the first quarter fiscal year 2009 through June 4, 2008.

	Price
	High	Low

Fiscal Year Ended March 31, 2007
First Quarter	$38.37	$33.62
Second Quarter	$38.52	$32.21
Third Quarter	$36.84	$32.11
Fourth Quarter	$38.45	$33.51
Fiscal Year Ended March 31, 2008
First Quarter	$52.21	$36.01
Second Quarter	$53.06	$41.85
Third Quarter	$58.63	$45.07
Fourth Quarter	$57.38	$49.58
Fiscal Year Ended March 31, 2009
First Quarter (through June 4, 2008)	$58.03	$49.53

On June 4, 2008, the last reported sale price of our common stock on the NYSE was $49.53 per share. As of May 15, 2008, there were 639 holders of record of our common stock.

We have not paid dividends on our common stock since January 1984. We do not intend to declare or pay regular dividends on our common stock in the foreseeable future. Instead, we generally intend to invest any future earnings in our business. Subject to Delaware law, our board of directors will determine the payment of future dividends on our common stock, if any, and the amount of any dividends in light of:

•	any applicable contractual restrictions limiting our ability to pay dividends;

•	our earnings and cash flows;

•	our capital requirements;

•	our financial condition; and

•	other factors our board of directors deems relevant.

In addition, the terms of our Senior Notes and Credit Facilities restrict our ability to pay cash dividends and other distributions to stockholders.

CAPITALIZATION

The following table sets forth our consolidated cash and capitalization as of March 31, 2008 on a historical basis and as adjusted to give effect to this offering and as further adjusted to give effect to our proposed concurrent common stock offering, in each case together with the application of the estimated net proceeds from the offerings, but without giving effect to the Caledonia Private Placement. You should read this table in conjunction with the information set forth under “Use of Proceeds”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Indebtedness” and the consolidated financial statements and the notes included elsewhere in this prospectus supplement.

	As of March 31, 2008
			As Further
			Adjusted for
			Concurrent
		As Adjusted for	Common Stock
	Actual	This Offering(1)	Offering(1)
	(In thousands)

Cash and cash equivalents	$290,050	$386,695	$580,282

Debt, including current portion(2):
7 1/2% Senior Notes due 2017, including $0.6 million of unamortized premium	$350,601	$350,601	$350,601
6 1/8% Senior Notes due 2013	230,000	230,000	230,000
Senior secured credit facilities(3)	—	—	—
Term loans	16,683	16,683	16,683
Hemisco Helicopters International, Inc. note	4,380	4,380	4,380
Advance from customer	1,400	1,400	1,400
Sakhalin debt	3,154	3,154	3,154
Notes offered hereby(4)(5)	—	100,000	100,000

Total debt	606,218	706,218	706,218

Minority interest	4,570	4,570	4,570

Stockholders’ investment:
5.50% mandatory convertible preferred stock, $.01 par value, authorized and outstanding 4,600,000 shares; entitled in liquidation to $230 million; net of offering costs of $7.4 million	222,554	222,554	222,554
Common stock, $.01 par value, authorized 90,000,000 shares: outstanding 23,923,685; outstanding 28,023,685 as adjusted (in each case, exclusive of 1,281,050 treasury shares)	239	239	280
Additional paid-in capital	186,390	186,390	379,936
Retained earnings	606,931	606,931	606,931
Accumulated other comprehensive loss	(48,673)	(48,673)	(48,673)

Total stockholders’ investment	967,441	967,441	1,161,028

Total capitalization	$1,578,229	$1,678,229	$1,871,816

(1)	Estimated net proceeds from the concurrent common stock offering are based on an assumed offering price of $49.53 (the closing price for our common stock on June 4, 2008). The net proceeds of this offering and our proposed concurrent common stock offering are included in “Cash and cash equivalents” in the table above.

(2)	For description of other obligations and commitments, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Future Cash

Requirements — Contractual Obligations, Commercial Commitments and Off Balance Sheet Arrangements.”

(3)	As of June 4, 2008, we had no borrowings outstanding and $0.4 million in letters of credit issued under these facilities, which consist of a $100 million revolving credit facility and a $25 million letter of credit facility.

(4)	This amount excludes $3.4 million of offering costs for this offering and $12.8 million of combined offering costs for this and the concurrent offering.

(5)	In May 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position No. APB 14-a, “Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement)”. Under this new staff position for convertible debt instruments (such as the notes) that may be settled entirely or partially in cash upon conversion, an entity must separately account for the liability and equity components of the instrument in a manner that reflects the issuer’s economic interest cost. The effect of the staff position on the accounting for the notes is that the estimated fair value of the equity component would be reflected as an increase to paid-in-capital within stockholders investment and a decrease in debt for the estimated original issue discount. The staff position is effective for fiscal year 2010 beginning with the three month period ended June 30, 2009, with retrospective application required. Early adoption is not permitted. As a result, we will be required to record a greater amount of non-cash interest expense in current and prior periods presented as a result of the amortization of the discounted carrying value of the notes to their face amount over the term of the notes. We may report lower net income in our financial results because the staff position will require interest to include both the current period’s amortization of the debt discount and the instrument’s coupon interest. We are currently evaluating the staff position, which could adversely affect our future financial results, the trading price of our common stock and the trading price of the notes.

SELECTED HISTORICAL FINANCIAL DATA

The following selected financial data as of and for each of the five years ended March 31, 2008 is derived from our audited consolidated financial statements. You should read the following information in conjunction with the other information contained in our consolidated financial statements, including the notes thereto, that are set forth elsewhere in this prospectus supplement.

	Fiscal Year Ended March 31,
	2004(1)	2005(2)	2006(3)	2007(4)	2008(5)
	(In thousands, except per share amounts and number of aircraft)

Statement of Operations Data:(6)
Total gross revenue(7)	$574,124	$622,637	$709,901	$843,595	$1,012,764
Direct cost(7)	$437,672	$473,818	$540,310	$634,302	$726,433
Operating income	$86,194	$73,695	$68,467	$111,128	$148,748
Earnings from unconsolidated affiliates, net	11,039	9,600	6,758	11,423	12,978
Interest income	1,684	3,144	4,046	8,716	12,725
Interest expense	(16,829)	(15,665)	(14,689)	(10,940)	(23,779)
Loss on extinguishment of debt	(6,205)	—	—	—	—
Other income (expense), net	(7,811)	(1,136)	4,615	(8,998)	1,585
Provision for income taxes	(18,476)	(20,407)	(14,668)	(38,781)	(44,526)
Minority interest	(1,382)	(210)	(219)	(1,200)	83

Income from continuing operations	48,214	49,021	54,310	71,348	107,814
Income (loss) from discontinued operations	1,611	2,539	3,499	2,824	(3,822)

Net income	$49,825	$51,560	$57,809	$74,172	$103,992

Diluted earnings per common share:
Earnings from continuing operations	$2.08	$2.10	$2.30	$2.64	$3.53
Earnings (loss) from discontinued operations	0.07	0.11	0.15	0.10	(0.12)

Net earnings	$2.15	$2.21	$2.45	$2.74	$3.41

Balance Sheet Data:(6)
Total cash and cash equivalents	$85,679	$146,440	$122,482	$184,188	290,050
Working capital	235,691	270,747	283,337	368,006	541,422
Total assets	1,046,828	1,149,576	1,176,413	1,505,803	1,977,355
Total debt	255,534	262,080	265,296	259,082	606,218
Stockholders’ investment	429,952	492,993	537,697	871,657	967,441
Statement of Cash Flows Data:
Net cash provided by operating activities	$83,331	$104,473	$39,265	$104,430	$87,557
Net cash used in investing activities	(62,582)	(46,539)	(54,180)	(264,335)	(310,145)
Net cash provided by (used in) financing activities	3,539	2,763	(5,394)	215,682	328,860
Other Financial Data:
Adjusted EBITDA(8)	$128,072	$140,009	$131,856	$170,470	$237,830
Capital expenditures	(67,855)	(90,023)	(139,572)	(304,776)	(338,003)
Aircraft in fleet	332	320	331	345	406
Average revenue per aircraft	$1,729	$1,946	$2,145	$2,445	$2,494

(1)	Results for fiscal year 2004 include $21.7 million ($15.7 million, net of tax) of curtailment gain relating to the pension plan, $7.9 million ($5.7 million, net of tax) of foreign currency transaction losses and a $6.2 million in loss on extinguishment of debt related to notes redeemed in that fiscal year.

(2)	Results for fiscal year 2005 include $2.2 million ($1.4 million, net of tax) in costs associated with the Internal Review, a $3.7 million reduction in our provision for income taxes resulting from the resolution of tax contingencies and $1.3 million ($0.9 million, net of tax) of foreign currency transaction losses.

(3)	Results for fiscal year 2006 include $10.5 million ($6.8 million, net of tax) in costs associated with the Internal Review, $2.6 million ($1.7 million, net of tax) in costs associated with the DOJ antitrust investigation, $1.0 million in an impairment charge to reduce the value of our investment in a Brazilian joint venture as we expected at that time that our investment would not be recoverable, a $11.4 million reduction in our provision for income taxes resulting from the resolution of tax contingencies and $5.4 million ($3.5 million, net of tax) of foreign currency transaction gains.

(4)	Results for fiscal year 2007 include $3.1 million ($2.0 million, net of tax) in costs associated with the Internal Review, $1.9 million ($1.3 million, net of tax) in costs associated with the DOJ antitrust investigation, $2.5 million ($1.6 million, net of tax) in a gain realized on the sale of our investment in a Brazilian joint venture for which we had recorded an impairment charge in fiscal year 2006 as we expected at that time that our investment would not be recoverable, $2.5 million of additional tax expense resulting from the sale of Turbo in November 2006 and $9.8 million ($6.3 million, net of tax) of foreign currency transaction losses. Diluted earnings per share for fiscal year 2007 was also impacted by the impact of our issuance of Preferred Stock in September and October 2006, which resulted in a reduction of $0.30 per share.

(5)	Results for fiscal year 2008 include $1.0 million ($0.7 million, net of tax) in a reversal of costs accrued for the Internal Review as we settled the SEC investigation, $1.3 million ($0.8 million, net of tax) in costs associated with the DOJ investigations, $10.7 million ($7.0 million, net of tax) in net interest incurred on the 7 1/2% Senior Notes issued in June and November 2007 and $1.5 million ($1.0 million, net of tax) of foreign currency transaction gains. Diluted earnings per share for fiscal year 2008 was also impacted by our issuance of Preferred Stock in September and October 2006, which resulted in a reduction of $0.96 per share. Additionally, fiscal year 2008 includes the significant items as discussed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Executive Overview — Overview of Operating Results — Fiscal Year 2008 Compared to Fiscal Year 2007” included elsewhere in this prospectus supplement.

(6)	Amounts reflect our Grasso Production Management business as discontinued operations. Grasso was sold on November 2, 2007.

(7)	Gross revenue includes reimbursable revenue of $94.0 million, $86.2 million, $62.9 million, $53.6 million and $52.2 million for fiscal years 2008, 2007, 2006, 2005 and 2004, respectively. Direct cost includes reimbursable expense of $91.1 million, $85.9 million, $61.9 million, $52.9 million and $52.2 million for fiscal years 2008, 2007, 2006, 2005 and 2004, respectively.

(8)	Adjusted EBITDA means earnings before interest expense, taxes, depreciation and amortization, loss on extinguishment of debt and non-cash compensation adjusted for non-cash components of net income (minority interest in earnings and equity in earnings from unconsolidated affiliates (over) under dividends received). Adjusted EBITDA is not a measure of financial performance or liquidity under GAAP. Accordingly, it should not be considered as a substitute for net income, operating income, net cash provided by operating activities or any other operating or liquidity measure prepared in accordance with GAAP. Additionally, our Adjusted EBITDA computation may not be comparable to other similarly titled measures of other companies. We believe that Adjusted EBITDA provides additional information regarding our ability to meet our future debt service, capital expenditures and working capital requirements. While we believe that Adjusted EBITDA may provide additional information with respect to our ability to meet our future debt service, capital expenditures and working capital requirements, certain functional or legal requirements of our business may require us to use our available funds for other purposes.

The following table reconciles Adjusted EBITDA to net cash provided by operating activities for the periods presented:

	Fiscal Year Ended March 31,
	2004	2005	2006	2007	2008
	(In thousands)

Adjusted EBITDA	$128,072	$140,009	$131,856	$170,470	$237,830
Cash items (deducted from) added to Adjusted EBITDA:
Current income tax	(7,059)	(19,995)	(15,191)	(20,383)	(36,917)
Interest expense	(16,829)	(15,665)	(14,689)	(10,940)	(23,784)
Losses (gains) on asset dispositions	(3,943)	(8,039)	(102)	(10,618)	(9,393)
Gain on disposal of discontinued operations	—	—	—	—	(1,019)
Loss on extinguishment of debt	(6,205)	—	—	—	—
Increase (decrease) in cash from:
Accounts receivable	10,984	(8,612)	(34,718)	(1,428)	(32,600)
Inventories	(4,111)	(5,127)	(12,518)	(10,225)	(18,969)
Prepaid expenses and other	5,232	(724)	(5,925)	(6,634)	(18,249)
Accounts payable	(5,156)	6,889	15,944	(10,688)	7,019
Accrued liabilities	(3,192)	11,090	(35,397)	5,771	(36,766)
Other liabilities and deferred credits	795	(538)	9,933	(811)	17,725
Other non-cash items	(15,257)	5,185	72	(84)	2,680

Net cash provided by operating activities	$83,331	$104,473	$39,265	$104,430	$87,557

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations, should be read in conjunction with “Special Note Regarding Forward-Looking Statements,” “Risk Factors” and our Consolidated Financial Statements for fiscal years 2006, 2007 and 2008, and the related notes thereto, all of which are included elsewhere in this prospectus supplement.

Executive Overview

This Executive Overview only includes what management considers to be the most important information and analysis for evaluating our financial condition and operating performance. It provides the context for the discussion and analysis of the financial statements which follow and does not disclose every item bearing on our financial condition and operating performance.

See discussion of our business and the operations within our Helicopter Services Segment under “Business — Overview” included elsewhere in this prospectus supplement.

Our Strategy

Our goal is to advance our position as the leading helicopter services provider to the offshore energy industry. We intend to employ the following strategies to achieve this goal:

•	Grow our business. We plan to continue to grow our business globally and increase our revenue, profitability and fleet capacity. We have a footprint in most major oil and gas producing regions of the world, and we have the opportunity to expand and deepen our presence in many of these markets. We anticipate this growth will result primarily from the deployment of new aircraft into markets where we expect they will be most profitably employed, as well as by executing opportunistic acquisitions. Through our relationships with our existing customers, we are aware of future business opportunities in a broad range of the markets we currently serve that would require capital expenditures of roughly double our current $590 million capital expenditure budget plus the amount of proceeds from this offering and the concurrent common stock offering. Our acquisition-related growth may include increasing our role and participation with existing unconsolidated affiliates and may include increasing our position in existing markets or expanding into new markets.

•	Strategically position our company as the preferred provider of helicopter services. We position our company as the preferred provider of helicopter services by maintaining strong relationships with our customers and providing safe and high-quality service. We focus on maintaining relationships with our customers’ field operations and corporate management. We believe that this focus helps us better anticipate customer needs and provide our customers with the right aircraft in the right place at the right time, which in turn allows us to better manage our existing fleet and capital investment program. We also leverage our close relationships with our customers to establish mutually beneficial operating practices and safety standards worldwide. By applying standard operating and safety practices across our global operations, we are able to provide our customers with consistent, high-quality service in each of their areas of operation. By better understanding our customers’ needs and by virtue of our global operations and safety standards, we have effectively competed against other helicopter service providers based on aircraft availability, customer service, safety and reliability, and not just price.

•	Integrate our global operations. We are an integrated global operator, and we intend to continue to identify and implement further opportunities to integrate our global organization. In the past several years, we have changed our senior management team, integrated our operations among previously independently managed businesses, created a global flight and maintenance standards group; improved our global asset allocation and made other changes in our corporate operations. We anticipate that these improvements and further integration opportunities will result in revenue growth, and may also generate cost savings.

Consistent with our desire to maintain a conservative use of leverage to fund growth, we raised $222.6 million of capital through the sale of our Preferred Stock completed in September and October 2006. Additionally, we raised $344.7 million through the sale of 7 1/2% Senior Notes completed in June and November 2007. As of March 31, 2008, we had commitments to purchase 16 large, 9 medium and 10 training aircraft and options to purchase an additional 17 large and 33 medium aircraft. Depending on market conditions, we expect to exercise some or all of these options to purchase aircraft and may elect to expand our business through the purchase of other aircraft not currently under option and acquisition or investment in other helicopter operations, including acquisitions currently under consideration.

As part of our global fleet management program, prior to an aircraft coming off of a customer contract we evaluate our alternatives for use of the aircraft, including factors such as the cost and timing of future major maintenance, potential contracts in existing or other markets and potential sale of the aircraft.

Market Outlook

We are currently experiencing significant demand for our helicopter services. Based on our current contract level and discussions with our customers about their needs for aircraft related to their oil and gas production and exploration plans, we anticipate the demand for helicopter services will continue at a very high level for the near term. In addition, this high level of demand has allowed us to increase the rates we charge for our services over the past several years.

We expect to see growth in demand for additional helicopter services, particularly in North and South America, West Africa and Southeast Asia. We also expect that the relative importance of our other business units will continue to increase as oil and gas producers increasingly focus on prospects outside of North America and the North Sea. This growth will provide us with opportunities to add new aircraft to our fleet, as well as opportunities to redeploy aircraft into markets that will sustain higher rates for our services. Currently, helicopter manufacturers are indicating very limited supply availability for medium and large aircraft during the next two to three years. We expect that this tightness in aircraft availability from the manufacturers and the lack of suitable aircraft in the secondary market, coupled with the increase in demand for helicopter services, will result in upward pressure on the rates we charge for our services. We believe that our recent aircraft acquisitions and commitments position us to benefit from the current market conditions and to deploy new aircraft on order or under option at these favorable rates and contract terms.

Overview of Operating Results

The following table presents our operating results and other income statement information for the applicable periods:

	Fiscal Year Ended March 31,
	2006	2007	2008
	(In thousands)

Gross revenue:
Operating revenue	$646,971	$757,424	$918,735
Reimbursable revenue	62,930	86,171	94,029

Total gross revenue	709,901	843,595	1,012,764

Operating expense:
Direct cost	478,421	548,364	635,327
Reimbursable expense	61,889	85,938	91,106
Depreciation and amortization	42,060	42,459	54,140
General and administrative	59,167	66,321	92,833
Gain on disposal of assets	(103)	(10,615)	(9,390)

Total operating expense	641,434	732,467	864,016

Operating income	68,467	111,128	148,748
Earnings from unconsolidated affiliates, net of losses	6,758	11,423	12,978
Interest income (expense), net	(10,643)	(2,224)	(11,054)
Other income (expense), net	4,615	(8,998)	1,585

Income from continuing operations before provision for income taxes and minority interest	69,197	111,329	152,257
Provision for income taxes	(14,668)	(38,781)	(44,526)
Minority interest	(219)	(1,200)	83

Income from continuing operations	54,310	71,348	107,814
Discontinued operations:
Income from discontinued operations before provision for income taxes	5,438	4,409	1,722
Provision for income taxes on discontinued operations	(1,939)	(1,585)	(5,544)

Income (loss) from discontinued operations	3,499	2,824	(3,822)

Net income	$57,809	$74,172	$103,992

Fiscal Year 2008 Compared to Fiscal Year 2007

Our gross revenue increased to $1.0 billion for fiscal year 2008 from $843.6 million for fiscal year 2007, an increase of 20.1%. The increase in gross revenue is due primarily to improvements in our Europe, West Africa, Southeast Asia and South and Central America business units as a result of increases in rates for helicopter services, increased demand for helicopter services from our existing customers and the addition of new aircraft, as well as the impact of the acquisitions of the Bristow Academy entities which generated $14.8 million in revenue in fiscal year 2008. Our operating expense increased to $864.0 million for fiscal year 2008 from $732.5 million for fiscal year 2007, an increase of 18.0%. The increase primarily resulted from higher costs associated with higher activity levels, maintenance costs, and salaries and benefits (associated with the addition of personnel and salary increases), across a majority of our business units, as well as the impact of the acquisitions of the Bristow Academy entities which incurred $15.6 million in expense in fiscal year 2008. Primarily as a result of the improvement in rates, our operating income and operating margin for fiscal year 2008 increased to $148.7 million and 14.7%, respectively, compared to $111.1 million and 13.2%, respectively, for fiscal year 2007. Fiscal year 2008 included the following significant items:

•	Costs in our Other International business unit related to a claim by a former agent whom we terminated in connection with the Internal Review, that decreased operating income by $5.0 million, income from continuing operations by $3.3 million and diluted earnings per share by $0.11.

•	Retirement related expenses for two of our corporate officers that decreased operating income by $1.9 million ($1.1 million recorded in our North America business unit, $0.3 million in our South and Central America business unit and $0.5 million in our corporate results), income from continuing operations by $1.2 million and diluted earnings per share by $0.04.

•	Tax items that increased operating income by $8.3 million, income from continuing operations by $11.4 million and diluted earnings per share by $0.37. These tax items included:

•	A reversal of accruals for sales tax contingency and employee taxes in West Africa of $5.4 million and $1.3 million, respectively, and a reversal of accruals for employee taxes in Europe of $1.6 million, which are included in direct cost in our consolidated statement of income.

•	A $6.0 million reduction in our provision for income taxes resulting from a benefit of $2.5 million associated with the reduction in the corporate income tax rate in the U.K. and a benefit of $3.5 million associated with an internal reorganization completed during fiscal year 2008.

For further discussion of these items, see discussion of our business units under “— Business Unit Operating Results — Fiscal Year 2008 Compared to Fiscal Year 2007” included elsewhere in this prospectus supplement.

Income from continuing operations for fiscal year 2008 of $107.8 million represents a $36.5 million increase from fiscal year 2007. This increase was driven by the improvement in operating income discussed above and foreign currency exchange gains of $1.5 million in fiscal year 2008 compared to foreign currency exchange losses of $9.8 million in fiscal year 2007, partially offset by an increase in interest expense and our provision for income taxes (which resulted from an increase in pre-tax earnings, partially offset by the tax items discussed above).

Fiscal Year 2007 Compared to Fiscal Year 2006

Our gross revenue increased to $843.6 million for fiscal year 2007 from $709.9 million for fiscal year 2006, an increase of 18.8%. The increase in gross revenue relates to an increase in gross revenue across all of our business units, most significantly for North America (primarily resulting from increases in rates for certain contracts and an increase in utilization of our small aircraft in this market), Europe (primarily resulting from new aircraft added to the market during fiscal year 2006) and West Africa (primarily resulting from an increase in rates under certain contracts and three new contracts). The increase in gross revenue was also attributable to an increase in out-of-pocket expenses rebilled to our customers (reimbursable revenue) of $23.2 million. Our operating expense increased to $732.5 million for fiscal year 2007 from $641.4 million for fiscal year 2006, an increase of 14.2%. Operating expense increased as a result of the increase in operating activity and the increase in out-of-pocket expense associated with reimbursable revenue, but also as a result of a higher level of maintenance activity on our aircraft and compensation costs driven by higher labor rates and additional personnel. These additional operating expense items resulted in a decline in operating income for our North America business unit and a decline in operating margin for our North America and Europe business units. However, improved margins for most of our other business units and significant gains on asset dispositions in fiscal year 2007 (compared to only a small gain on asset dispositions in fiscal year 2006) resulted in increases in our operating income and operating margin to $111.1 million and 13.2%, respectively, for fiscal year 2007 from $68.5 million and 9.6%, respectively, for fiscal year 2006.

Income from continuing operations for fiscal year 2007 of $71.3 million represents a $17.0 million increase from fiscal year 2006. This increase in income was driven by the increase in operating income discussed above, increased earnings from unconsolidated affiliates, an increase in interest income and a decrease in interest expense, which was partially offset by foreign exchange losses of $9.8 million in fiscal year 2007 compared to foreign exchange gains of $5.4 million in fiscal year 2006, and an increase in the provision for income taxes due to the additional tax expense related to the Turbo asset sale (see “— Business Unit Operating Results — Fiscal Year 2007 Compared to Fiscal Year 2006 — North America” below), the increase in income during fiscal year 2007 and from an increase in the overall effective tax rate.

Business Unit Operating Results

The following tables set forth certain operating information for the eight business units comprising our Helicopter Services segment. Intercompany lease revenue and expense are eliminated from our segment reporting, and depreciation expense of aircraft is presented in the segment that operates the aircraft.

	Fiscal Year Ended March 31,
	2006	2007	2008

Flight hours (excludes unconsolidated affiliates):
North America	150,240	152,803	147,802
South and Central America	38,469	38,417	40,439
Europe	38,648	42,377	44,343
West Africa	34,185	36,124	38,170
Southeast Asia	12,119	12,668	16,029
Other International	6,711	9,318	8,730

Consolidated total	280,372	291,707	295,513

	Fiscal Year Ended March 31,
	2006	2007	2008
	(In thousands)

Gross revenue:
North America	$216,482	$239,978	$237,658
South and Central America	42,869	52,820	63,863
Europe	245,294	297,934	361,744
West Africa	107,411	131,141	170,770
Southeast Asia	61,168	73,404	111,117
Other International	35,339	46,005	47,518
EH Centralized Operations	10,749	13,896	22,366
Bristow Academy	—	—	14,787
Intrasegment eliminations	(10,104)	(12,058)	(17,195)
Corporate	693	475	136

Consolidated total	$709,901	$843,595	$1,012,764

Operating expense:(1)
North America	$185,765	$210,768	$205,099
South and Central America	36,207	36,995	49,011
Europe	196,602	245,115	284,396
West Africa	95,430	112,343	138,829
Southeast Asia	51,317	60,034	87,363
Other International	26,277	36,696	47,801
EH Centralized Operations	35,761	27,476	35,757
Bristow Academy	—	—	15,596
Intrasegment eliminations	(10,104)	(12,058)	(17,195)
Gain on disposal of assets	(103)	(10,615)	(9,390)
Corporate	24,282	25,713	26,749

Consolidated total	$641,434	$732,467	$864,016

	Fiscal Year Ended March 31,
	2006	2007	2008
	(In thousands, except percentages)

Operating income:
North America	$30,717	$29,210	$32,559
South and Central America	6,662	15,825	14,852
Europe	48,692	52,819	77,348
West Africa	11,981	18,798	31,941
Southeast Asia	9,851	13,370	23,754
Other International	9,062	9,309	(283)
EH Centralized Operations	(25,012)	(13,580)	(13,391)
Bristow Academy	—	—	(809)
Gain on disposal of assets	103	10,615	9,390
Corporate	(23,589)	(25,238)	(26,613)

Consolidated operating income	68,467	111,128	148,748
Earnings from unconsolidated affiliates	6,758	11,423	12,978
Interest income	4,046	8,716	12,725
Interest expense	(14,689)	(10,940)	(23,779)
Other income (expense), net	4,615	(8,998)	1,585

Income from continuing operations before provision for income taxes and minority interest	69,197	111,329	152,257
Provision for income taxes	(14,668)	(38,781)	(44,526)
Minority interest	(219)	(1,200)	83

Income from continuing operations	$54,310	$71,348	$107,814

Operating margin:(2)
North America	14.2%	12.2%	13.7%
South and Central America	15.5%	30.0%	23.3%
Europe	19.9%	17.7%	21.4%
West Africa	11.2%	14.3%	18.7%
Southeast Asia	16.1%	18.2%	21.4%
Other International	25.6%	20.2%	(0.6)%
Bristow Academy	—	—	(5.5)%
Consolidated total	9.6%	13.2%	14.7%

(1)	Operating expenses include depreciation and amortization in the following amounts for the periods presented:

	Fiscal Year Ended March 31,
	2006	2007	2008
	(In thousands)

North America	$12,436	$11,553	$12,245
South and Central America	3,661	3,891	3,878
Europe	10,803	11,671	17,668
West Africa	5,741	6,601	8,090
Southeast Asia	3,681	3,497	4,090
Other International	3,031	3,511	5,161
EH Centralized Operations	2,612	1,510	753
Bristow Academy	—	—	1,840
Corporate	95	225	415

Consolidated total	$42,060	$42,459	$54,140

(2)	Operating margin is calculated as gross revenue less operating expense divided by gross revenue.

Fiscal Year 2008 Compared to Fiscal Year 2007

Set forth below is a discussion of the results of operations of our business units. Our consolidated results are discussed under “Executive Overview — Overview of Operating Results” above.

North America

Gross revenue for North America decreased to $237.7 million for fiscal year 2008 from $240.0 million for fiscal year 2007, and flight activity decreased by 3.3%. The decrease in gross revenue is due to a reduction in technical services revenue of $10.4 million resulting from the sale of Turbo, partially offset by a favorable shift in the mix of aircraft type utilized in the U.S. Gulf of Mexico in fiscal year 2008. Despite an overall decrease in flight activity in the U.S. Gulf of Mexico in fiscal year 2008, revenue from flight operations were higher than fiscal year 2007 as a result of an increase in the usage of medium and large aircraft which earn higher rates. As of March 31, 2008, there were 107 small aircraft operating in the U.S. Gulf of Mexico compared to 124 small aircraft as of March 31, 2007. Additionally, a rate increase for certain contracts contributed to the increase in revenue from flight operations in fiscal year 2008.

Operating expense for North America decreased to $205.1 million for fiscal year 2008 from $210.8 million for fiscal year 2007. The decrease is due to an $8.1 million reduction in operating expense attributable to the sale of Turbo and an increase in maintenance cost allocations to the South and Central America business unit, partially offset by higher labor costs associated with increases in salaries. During fiscal year 2008, Western Hemisphere (“WH”) Centralized Operations incurred lower maintenance costs than planned, which together with the favorable mix of aircraft utilized and the increase in rates discussed above, resulted in an increase in operating margin to 13.7% for fiscal year 2008 from 12.2% for fiscal year 2007. Since fiscal year 2007, we have added four new medium aircraft while disposing of 18 small aircraft (including two lease terminations). We expect to continue disposing of our smaller aircraft in the U.S. Gulf of Mexico and are currently exploring alternatives for accelerating the disposition of approximately 50 of such aircraft within the next eighteen months. Any such aircraft dispositions will be subject to obtaining terms acceptable to us and other factors which may affect the timing or completion of the disposition. As medium aircraft earn higher rates, we expect to continue to see the benefit from these improved rates in future years. Operating expense in fiscal year 2008 for the North America business unit includes $1.1 million in retirement related expense for one of our corporate officers. Excluding this item, operating margin for fiscal year 2008 would have been 14.1%.

We completed the sale of certain of the assets of Turbo, our aircraft engine overhaul business, to Timken Alcor Aerospace Technologies, Inc. (“Timken”) on November 30, 2006 for approximately $14.6 million ($14.3 million of which was received in fiscal year 2007 and $0.3 million of which was received in fiscal year 2008), including post-closing adjustments. Turbo represented 0.9% of our consolidated gross revenue for fiscal year 2007. See discussion of this sale in Note 2 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus supplement.

South and Central America

Gross revenue for South and Central America increased to $63.9 million for fiscal year 2008 from $52.8 million for fiscal year 2007, primarily due to a 13.6% increase in flight activity in Trinidad resulting from the addition of aircraft in this market since fiscal year 2007. Additionally, flight hours and gross revenue in Mexico also increased by 24.0% and 21.3%, respectively. The increases in revenue in Trinidad and Mexico for fiscal year 2008 was partially offset by a 34.6% decrease in flight activity in Brazil as six aircraft were sold during fiscal year 2008. As discussed in Note 3 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus supplement, we recognize revenue on a cash basis from our 49% owned unconsolidated affiliates in Mexico, Hemisco Helicopters International, Inc. (“Hemisco”) and Heliservicio Campeche S.A. de C.V. (“Heliservicio” and collectively with Hemisco, “HC”). As of March 31, 2008, $1.8 million of amounts billed but not collected from HC have not been recognized in our results, and our 49% share of the equity in earnings of Rotorwing Leasing Resources, LLC (“RLR”) has been reduced by $3.5 million for amounts billed but not collected from HC. During fiscal year 2008, we recognized revenue of $0.6 million upon receipt of payment from HC for amounts billed in fiscal year 2007 and recorded equity earnings from RLR of $0.8 million related to receipt of payment by RLR from HC for amounts billed in fiscal year 2007.

Operating expense for South and Central America increased to $49.0 million for fiscal year 2008 from $37.0 million for fiscal year 2007, primarily due to increased expenses in Trinidad and Mexico resulting from the increase in flight activity in those markets. Operating expense for the South and Central America business unit includes $0.3 million in allocation of retirement related expense for one of our corporate officers. Operating margin for this business unit decreased to 23.3% for fiscal year 2008 compared to 30.0% for fiscal year 2007, primarily resulting from fixed costs in Brazil.

We have taken several actions which have improved the financial condition and profitability of HC. In March 2008, HC was awarded a five-year contract for five medium and two small helicopters by a major customer in Mexico. Additionally, HC signed a three-year contract to lease and operate eight medium helicopters for the Comision Federal de Electricidad, the national power supplier of Mexico. We have recently entered into an agreement with our co-shareholders in HC and RLR to effect changes to our ownership structure in these entities. Upon completion of the transaction, which we expect to close in June 2008, our interest in HC will be reduced to 24% and our interest in RLR will be increased to 70%. We currently account for RLR under the equity method of accounting. We expect that we will begin consolidating RLR’s results and financial position with our results from the effective date of the transaction, including the $19.0 million remaining outstanding under RLR’s term loan that is secured by six aircraft which had a net book value of $24.0 million as of March 31, 2008.

In March 2007, we sold our ownership interest in a Brazilian joint venture, while we continued to lease aircraft to this entity until the agreements expired in late fiscal year 2008. As discussed above, we sold six of our owned aircraft in Brazil in fiscal year 2008. However, we have contracted to provide two new medium aircraft to another customer in Brazil commencing in June and September 2008, which should partially offset the reduction in business related to the sale of the prior partnership and older aircraft. Helicopter Leasing Associates (“HLA”), a Louisiana limited liability company, leases two aircraft from a third party, which it leases to the former joint venture of ours in Brazil.

Europe

Gross revenue for Europe increased to $361.7 million for fiscal year 2008 from $297.9 million for fiscal year 2007. The $63.8 million increase in gross revenue for Europe includes a $20.6 million increase relating to foreign exchange effects for fiscal year 2008. Excluding this effect, the increase in gross revenue primarily relates to a 4.6% increase in flight activity which is in large part due to new aircraft added in the North Sea since fiscal year 2007. Additionally, revenue improved as a result of increases in monthly standing charge rates and annual rate escalations under certain of our contracts.

Operating expense for Europe increased to $284.4 million for fiscal year 2008 from $245.1 million for fiscal year 2007. This $39.3 million increase in operating expense includes a $16.2 million increase relating to foreign exchange effects for fiscal year 2008. The remaining increase in operating expense is primarily due to an increase in salaries and benefits (resulting from the increase in activity, additions in personnel and salary increases), increases in maintenance expense (resulting from the increase in activity and an increase in allocations of maintenance from Eastern Hemisphere (“EH”) Centralized Operations), other expense (including third-party lease costs) and in reimbursable expense. Operating expense included a favorable impact from the resolution of an employee tax item resulting in a $1.6 million benefit for fiscal year 2008. As a result of new aircraft added to this market at higher margins and increased rates on other contracts, our operating margin for Europe increased to 21.4% for fiscal year 2008 from 17.7% for fiscal year 2007. Excluding the impact of the resolution of the employee tax item, operating margin for Europe would have been 20.9% in fiscal year 2008.

In October 2006, we were awarded an amendment and extension of our existing contract in the North Sea with Integrated Aviation Consortium for the provision of helicopter transportation services to offshore facilities both east and west of the Shetland Islands. The amendment extended the contract until June 2010 and called for the provision of five new Sikorsky S-92 helicopters to replace six AS332L Super Puma helicopters. In

December 2006, the provision for a sixth Sikorsky S-92 was confirmed and a related aircraft option was exercised. The first aircraft was delivered and went into service in the second quarter of fiscal year 2008. Additionally, two aircraft were delivered in the third quarter of fiscal year 2008 with the final three aircraft delivered in the fourth quarter of fiscal year 2008. Of the six AS332L Super Puma helicopters displaced, four are being re-deployed to Southeast Asia and one is being re-deployed to West Africa. One support aircraft remains in Aberdeen.

We previously provided search and rescue services for the U.K. Maritime Coastguard Agency (“MCA”). The four bases under the contract were transitioned to another operator during the period from July 1, 2007 until April 3, 2008. We expect that we will either be able to employ these aircraft for other customers, trade the aircraft in as partial consideration towards the purchase of new aircraft or sell the aircraft. We sold one of these aircraft in January 2008. In fiscal year 2007 and 2008, we had $32.7 million and $24.3 million, respectively, in operating revenue associated with this contract.

West Africa

Gross revenue for West Africa increased to $170.8 million for fiscal year 2008 from $131.1 million for fiscal year 2007, primarily as a result of an increase in rates under our contracts with customers and the addition of new aircraft in Nigeria. In September 2007, we renegotiated two different contracts with one of these customers that increased the rates and extended the terms. One of the contracts is for helicopters and the other contract for fixed-wing aircraft. The extension period for the helicopter contract is from October 2007 through September 2009 and calls for rate increases retroactive to April 1, 2007. This agreement also includes an additional rate escalation effective October 2008. The agreement for the fixed-wing aircraft extends from August 2007 through December 2008 and includes rate increases effective August 2007 and January 2008. In addition, a second major customer in Nigeria extended its contract for helicopter services at higher rates from October 2007 through September 2008. This contract calls for a rate increase effective April 2008 for most of the equipment involved. In November 2007, we renegotiated a helicopter services contract with a third major customer, which expires in February 2010 and includes a rate increase retroactive to July 1, 2007 and rate escalations effective July 2008 and July 2009. In December 2007, a major customer in Nigeria notified us of termination of a contract effective March 17, 2008 under which we operated and maintained fixed-wing aircraft owned by the customer. In March 2007, we negotiated a two — year contract extension with a major customer in Nigeria for two large and one medium aircraft, which is effective April 1, 2008 and includes a rate increase in the first year and an additional rate escalation in the second year.

Operating expense for West Africa increased to $138.8 million for fiscal year 2008 from $112.3 million for fiscal year 2007. The increase was primarily a result of safety and compensation related increases, including severance accruals, wage increases and additional end of service costs, increases in maintenance expense (resulting from the increase in activity and an increase in allocations of maintenance from EH Centralized Operations), and additional costs related to training of local Nigerian personnel, which were partially offset by the reversals of $6.7 million in accruals for tax contingency items in fiscal year 2008 and decreases in other expenses, including freight charges and travel costs. $2.8 million of the accruals for tax contingency items reversed in fiscal year 2008 were originally accrued in fiscal year 2007. Compensation related increases in fiscal year 2008 included approximately $2.5 million in costs incurred to make employees of ours in Nigeria redundant. The tax contingency items reversed included $5.4 million associated with sales taxes and $1.3 million associated with employee taxes. Operating margin for West Africa increased to 18.7% for fiscal year 2008 from 14.3% for fiscal year 2007, primarily as a result of the increases in rates and reversal of the accruals for tax contingency items. Excluding the reversal of the accruals for tax contingency items and the employee redundancy costs, our operating margin for fiscal year 2008 would have been 16.2%.

In fiscal year 2007, we reorganized our Nigerian operations, which included increased security, consolidation of management of two operating businesses, expansion of several hangar facilities, integration of finance and administrative functions, and repositioning of major maintenance operations into our two largest operating facilities. In fiscal year 2008, we completed negotiations with the unions in Nigeria, which resulted in a portion of the increase in salaries and benefits discussed above. We also experience periodic disruption to our operations related to civil unrest and violence. These factors have made and are expected to continue to make our operating results from Nigeria unpredictable.

Southeast Asia

Gross revenue for Southeast Asia increased to $111.1 million for fiscal year 2008 from $73.4 million for fiscal year 2007, primarily due to higher revenue in Australia and Malaysia. Australia’s flight activity and revenue increased 18.2% and 54.1%, respectively, from fiscal year 2007, primarily due to the addition of aircraft to this market and rate increases. Malaysia’s revenue increased by over 200% as a result of the addition of four medium aircraft during fiscal year 2008.

Operating expense increased to $87.4 million for fiscal year 2008 from $60.0 million for fiscal year 2007 as a result of an increase in salary, maintenance and fuel costs primarily driven by the increase in activity compared to fiscal year 2007. As a result of new aircraft added at higher margins and increased rates on other contracts in Australia and the addition of aircraft in Malaysia in fiscal year 2008, operating margin increased to 21.4% for fiscal year 2008 from 18.2% for fiscal year 2007. In April 2008, we completed negotiations on the collective bargaining agreement with the pilot’s union in Australia, which resulted in a portion of the increase in salary cost discussed above.

Other International

Gross revenue for Other International increased marginally to $47.5 million for fiscal year 2008 from $46.0 million for fiscal year 2007. Fiscal year 2008 included increases in flight activity in Egypt and India (which resulted from an aircraft that was offline for maintenance for a portion of fiscal year 2007 and an additional aircraft operating in fiscal year 2008), rate increases for our operations in Russia, the operation of new aircraft in Kazakhstan at higher rates than aircraft previously operating in this market and a short-term contract in Libya in fiscal year 2008, while fiscal year 2007 included the billing of an escalation charge in fiscal year 2007 on contracts in both Russia ($1.6 million in gross revenue) and Mauritania ($0.5 million in gross revenue) and revenue earned under a short-term contract in Kenya ($3.0 million in gross revenue). Our most significant contract in Russia expires at the end of May 2008, and if not renewed, there could be a significant reduction in our revenue and operating income for our Other International business unit in future periods.

Operating expense increased to $47.8 million for fiscal year 2008 from $36.7 million for fiscal year 2007. The increase in operating expense is primarily due to increased operational costs associated with the increases in flight activity in Egypt and India, the performance of a short-term contract in Libya, increases in operating costs associated with new aircraft operating in Kazakhstan, increased employee costs in Russia and increased allocations of maintenance costs from EH Centralized Operations. Additionally, our results include $5.0 million in costs related to a claim by a former agent who we terminated in connection with the Internal Review and $1.5 million in additional expense during the fourth quarter of fiscal year 2008 related to the price paid for an acquisition in Russia in a prior period classified as a intangible asset and amortized to expense. As a result of increased costs in a number of markets, including for the former agent’s claim and additional amortization costs, operating margin for Other International decreased to a negative 0.6% for fiscal year 2008 from a positive 20.2% for fiscal year 2007. Excluding the costs associated with the former agent’s claim and the additional amortization costs recorded in Russia, our operating margin would have been 13.2%.

EH Centralized Operations

Our EH Centralized Operations business unit is comprised of our technical services business, other non-flight services business in the Eastern Hemisphere (e.g., provision of maintenance and supply chain parts and services to other Eastern Hemisphere business units) and division level expenses for our Eastern Hemisphere businesses.

Gross revenue for EH Centralized Operations increased to $22.4 million for fiscal year 2008 from $13.9 million for fiscal year 2007 as a result of increases in charges to other business units for cost allocations and part sales, partially offset by a decrease in third party technical services revenue.

Operating expense increased to $35.8 million for fiscal year 2008 from $27.5 million for fiscal year 2007, primarily due to increases in salaries and benefits resulting from additional personnel, increases in costs associated with the increase in technical service operations (including the costs of parts sold) and a $1.8 million impairment charge related to inventory utilized on S-61 search and rescue configured aircraft.

Bristow Academy

As discussed in “Business — Helicopter Services — Global Training” included elsewhere in this prospectus supplement, on April 2, 2007 we acquired Bristow Academy and formed our Global Training division. In November 2007, we expanded Bristow Academy through the acquisition of Vortex, a flight training school in New Iberia, Louisiana. For further discussion of these acquisitions, see “— Executive Overview” included elsewhere in this prospectus supplement.

Gross revenue and operating expense for Bristow Academy were $14.8 million and $15.6 million for fiscal year 2008, respectively, resulting in a $0.8 million loss for the fiscal year. The results for fiscal year 2008 were impacted by depreciation on the stepped-up cost basis of assets resulting from purchase price accounting for this acquisition. We expect Bristow Academy to be profitable in future periods, although the primary strategic value to the company from this business is the supply of pilots for use in our global operations. During fiscal year 2008, approximately 200 pilots graduated from Bristow Academy, and we hired 47 pilots into our other business units who are recent graduates of Bristow Academy.

Corporate

Corporate operating expense primarily represents costs of our corporate office and other general and administrative costs not allocated to our business units. Corporate operating expense increased to $26.7 million for fiscal year 2008 compared to $25.7 million for fiscal year 2007. The increase is primarily due to a $4.4 million increase in salaries and benefits associated with the addition of personnel and an overall increase in salaries and a $0.8 million increase in other general and administrative costs, partially offset by a $4.6 million decrease in professional fees, primarily resulting from lower costs associated with the Internal Review. Salaries and benefits in fiscal year 2008 include $0.5 million in expenses related to a retirement agreement executed between the company and one of our corporate officers. We incurred $0.6 million in legal and professional fees related to the Internal Review in fiscal year 2008 compared to $3.1 million in fiscal year 2007. Professional fees for fiscal year 2008 were further reduced by a $1.0 million reversal of previously accrued settlement costs in connection with our settlement of the SEC investigation (see further discussion of the Internal Review and SEC investigation in Note 6 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus supplement).

Earnings from Unconsolidated Affiliates

Earnings from unconsolidated affiliates increased to $13.0 million for fiscal year 2008 compared to $11.4 million for fiscal year 2007, primarily due to an increase in equity earnings from FB Heliservices Limited (“FBH”) of $3.4 million (primarily resulting from a gain recorded in the fiscal year 2008 by FBH upon loss of a medium aircraft in an accident and reduced interest expense), partially offset by a decrease in equity earnings from Norsk of $2.1 million (primarily resulting from changes in estimates in the fourth quarter of fiscal year 2008). We are in the process of completing a restructuring of Norsk.

As discussed previously, in March 2007, FBH was awarded a £9 million (approximately $18 million) extension to its contract to provide helicopters and support to British Forces Cyprus and the Sovereign Base Areas Administration until March 31, 2010.

Interest Expense, Net

Interest expense, net of interest income, increased to $11.1 million during fiscal year 2008 compared to $2.2 million during fiscal year 2008, primarily due to additional interest expense of $21.0 million associated with the 7 1/2% Senior Notes issued in June and November 2007, partially offset by an increase in capitalized interest from $6.4 million in fiscal year 2007 to $12.9 million in fiscal year 2008 and a $4.0 million increase in interest income. More interest was capitalized in fiscal year 2008 as a result of the increase in the amount of construction in progress related to helicopters being manufactured as discussed under “— Liquidity and Capital Resources — Cash Flows — Investing Activities” and in Note 1 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus supplement. The increase in interest income primarily resulted from an increase in cash on hand during fiscal year 2008 as a result of the issuance of the 7 1/2% Senior Notes.

Other Income (Expense), Net

Other income (expense), net, for fiscal year 2008 was income of $1.6 million compared to expense of $9.0 million for fiscal year 2007. The gains in fiscal year 2008 primarily consist of $1.5 million in foreign currency transaction gains, which resulted from revaluation of intercompany balances between entities whose functional currencies are the U.S. dollar and Nigerian naira and entities whose functional currency is the British pound sterling. The expense for fiscal year 2007 primarily consists of $9.8 million in foreign currency transaction losses, which primarily arose from operations performed by entities whose functional currency is the British pound sterling that were denominated in U.S. dollars as a result of the weakening of the U.S. dollar in that period (see a discussion of foreign currency transactions in Note 1 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus supplement). See Item 7A. “Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency Risk” included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2008, incorporated herein by reference, for a discussion of how we manage these risks. Additionally, fiscal year 2007 included a $2.5 million gain resulting from the sale of our investment in a Brazilian joint venture in March 2007 and a charge of $1.9 million for acquisition costs previously deferred in connection with an acquisition we were evaluating but determined was no longer probable.

Taxes

Our effective income tax rates from continuing operations were 29.2% and 34.8% for fiscal years 2008 and 2007, respectively. The effective tax rate for fiscal year 2008 was impacted by the reduction in the U.K. corporate tax rate which resulted in a $2.5 million decrease in our provision for income taxes and a benefit of $3.5 million associated with transactions completed during fiscal year 2008 in connection with an internal reorganization completed on March 31, 2008 (see discussion of these items in Note 7 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus supplement). Additional transactions related to the reorganization completed on April 1, 2008 are expected to result in a charge to other comprehensive income in the first quarter of fiscal year 2009 as a result of a reduction of approximately $10 million in deferred tax assets associated with our net pension liability; however, we do not expect these transactions to result in a material impact on net income. Excluding these items, our effective tax rate from continuing operations was 33.2%. The effective tax rate for fiscal year 2007 was impacted by additional tax expense of $2.5 million recorded as a result of the sale of certain of the assets of Turbo as discussed above. Excluding the tax recorded as a result of the Turbo asset sale, our effective tax rate for fiscal year 2007 was 32.6%. During fiscal years 2007 and 2008, we benefited from the resolution of tax contingencies of $3.4 million and $2.2 million, respectively. Our effective tax rate was also reduced by the permanent reinvestment outside the U.S. of foreign earnings, upon which no U.S. tax has been provided, and by the amount of our foreign source income and our ability to realize foreign tax credits.

Discontinued operations

Discontinued operations for fiscal year 2008 incurred a $3.8 million after-tax loss compared to $2.8 million income in fiscal year 2007. The loss for fiscal year 2008 is due to taxes associated with non-deductible goodwill of $4.9 million recorded in the provision for income taxes on discontinued operations in our consolidated income statement, as well as $1.5 million in transaction expenses partially offset by the $1.0 million gain on sale and $2.2 million pre-sale operating income. Additional details regarding discontinued operations are provided in Note 2 in the “Notes to the Consolidated Financial Statements” included elsewhere in this prospectus supplement.

Fiscal Year 2007 Compared to Fiscal Year 2006

Set forth below is a discussion of the results of operations of our business units. Our consolidated results are discussed under “— Executive Overview — Overview of Operating Results” above.

North America

Gross revenue for North America increased to $240.0 million for fiscal year 2007 from $216.5 million for fiscal year 2006, and flight activity increased by 1.7%. This increase in gross revenue is due to a rate increase in May 2005 of 8% (which was phased in during fiscal year 2006), an additional 10% rate increase for certain contracts (which was phased in beginning in March 2006), and an increase in the number of aircraft on month-to-month contracts in fiscal year 2007. Although less of an impact in fiscal year 2007, another 8-10% increase became effective in March 2007, which was phased in during fiscal year 2008.

Operating expense for North America increased to $210.8 million for fiscal year 2007 from $185.8 million for fiscal year 2006. The increase was primarily due to increased maintenance expense (largely associated with the complete refurbishment of several aircraft in fiscal year 2007), higher labor costs associated with the increase in flight activity and from the adoption of the new equity compensation accounting standard in fiscal year 2007, and higher fuel costs associated with both the increase in flight activity and a higher average cost per gallon (which we are generally able to recover from our customers). Our operating margin for North America decreased to 12.2% for fiscal year 2007 from 14.2% for fiscal year 2006 primarily due to the increase in maintenance and labor costs, and a high level of utilization of aircraft under contracts as opposed to ad hoc work (which earns higher margins).

South and Central America

Gross revenue for South and Central America increased to $52.8 million for fiscal year 2007 from $42.9 million for fiscal year 2006, primarily due to higher revenue recognized in fiscal year 2007 upon receipt of cash from our joint venture in Mexico and an increase in the number of aircraft operating in Trinidad compared to fiscal year 2006. As discussed in “— Fiscal Year 2008 Compared to Fiscal Year 2007 — South and Central America” included elsewhere in this prospectus supplement, lease revenue from HC is recognized as collected. As of March 31, 2007, $0.7 million of revenue billed but not collected from HC had not been recognized in our results, and our 49% share of the equity in earnings of RLR had been reduced by $2.8 million for revenue billed but not collected from HC. During fiscal year 2007, we recognized revenue of $1.8 million upon receipt of payment from HC for amounts billed in fiscal year 2006 and recorded equity earnings from RLR of $2.3 million related to the receipt of payment by RLR from HC for amounts billed in fiscal year 2006.

Operating expense for South and Central America increased to $37.0 million for fiscal year 2007 from $36.2 million for fiscal year 2006, primarily due to operating expense increases in Trinidad as a result of additional aircraft in that market, which was almost fully offset by lower operating expense in other markets. The largest of these decreases was noted in Mexico, where overall flight activity had declined due to the conclusion of the Petróleos Mexicanos (“PEMEX”) contract in February 2005. As a result of the increase in gross revenue while operating expense was substantially unchanged, the operating margin for this business unit increased significantly to 30.0% for fiscal year 2007 from 15.5% for fiscal year 2006.

Europe

Gross revenue for Europe increased to $297.9 million for fiscal year 2007 from $245.3 million for fiscal year 2006. The $52.6 million increase in gross revenue for Europe includes a $17.5 million increase relating to foreign exchange effects for fiscal year 2007. Excluding this effect, the increase in gross revenue primarily relates to a 9.6% increase in flight activity and an $18.0 million increase in out-of-pocket expenses rebilled to our customers. The majority of the increase in flight hours related to new contracts within the North Sea and an increase in our utilization per airframe.

Operating expense for Europe increased to $245.1 million for fiscal year 2007 from $196.6 million for fiscal year 2006. The $48.5 million increase in operating expense for Europe includes a $14.4 million increase relating to foreign exchange effects for fiscal year 2007. Excluding this effect, the increase in operating expense primarily relates to an increase in activity in the North Sea, increased maintenance costs, higher fuel rates, the impact of additions in personnel and salary increases, and the increase in out-of-pocket expenses rebilled to our customers in fiscal year 2007 compared to fiscal year 2006. As a result of the increases in maintenance costs and salaries and a higher level of utilization of aircraft under contracts as opposed to ad hoc work (which earns higher margins), operating margin for Europe decreased to 17.7% for fiscal year 2007 from 19.9% for fiscal year 2006.

In connection with the contract with the MCA, we had $27.3 million and $32.7 million, respectively, in operating revenue for fiscal years 2006 and 2007. For additional information relating to the contract with MCA, see “— Fiscal Year 2008 Compared to Fiscal Year 2007 — Europe” included elsewhere in this prospectus supplement.

West Africa

Gross revenue for West Africa increased to $131.1 million for fiscal year 2007 from $107.4 million for fiscal year 2006, primarily as a result of a 5.7% increase in flight activity in Nigeria from fiscal year 2006 (resulting from the addition of three new contracts in fiscal year 2007), an increase in rates under our contract with a major customer in Nigeria (beginning October 1, 2006), increases in certain of our standard monthly rates for other contracts, and a $3.5 million increase in out-of-pocket expenses rebilled to our customers.

Operating expense for West Africa increased to $112.3 million for fiscal year 2007 from $95.4 million in fiscal year 2006. The increase was primarily a result of higher salary expense and maintenance costs associated with the increase in activity, increases in freight charges on spare parts, higher travel and security costs and the increase in out-of-pocket expenses rebilled to our customers. Operating margin for West Africa increased to 14.3% for fiscal year 2007 from 11.2% for fiscal year 2006 as a result of the increase in gross revenue.

Southeast Asia

Gross revenue for Southeast Asia increased to $73.4 million for fiscal year 2007 from $61.2 million for fiscal year 2006, primarily due to higher revenue in Australia. Australia’s flight activity and revenue increased 20.7% and 27.3%, respectively, from fiscal year 2006, primarily due to the utilization of an additional large aircraft, increases in certain rates and the billing of contract escalations.

Operating expense increased to $60.0 million for fiscal year 2007 from $51.3 million for fiscal year 2006 primarily as a result of an increase in salary, maintenance and fuel costs related to the increase in activity compared to fiscal year 2006. As a result of higher gross revenue during fiscal year 2007, operating margin increased to 18.2% for fiscal year 2007 from 16.1% for fiscal year 2006.

Other International

Gross revenue for Other International increased to $46.0 million for fiscal year 2007 from $35.3 million for fiscal year 2006, primarily due to an increase in flight activity in Russia, the billing of escalation charges on contracts in both Russia ($1.6 million in gross revenue) and Mauritania ($0.5 million in gross revenue), the commencement of flight operations in Kenya, and additional revenue in Egypt resulting from an additional large aircraft leased to our unconsolidated affiliate in that country, which commenced in December 2005.

Operating expense increased to $36.7 million for fiscal year 2007 from $26.3 million for fiscal year 2006. The increase in operating expense is primarily due to increased operational costs associated with the increases in flight activity discussed above and increased general and administrative costs associated with higher salaries, travel expenses, and overhead cost allocations. As a result of the increase in general and administrative costs discussed above, our operating margin for Other International decreased to 20.2% for fiscal year 2007 from 25.6% for fiscal year 2006.

EH Centralized Operations

Gross revenue for EH Centralized Operations increased to $13.9 million for fiscal year 2007 from $10.7 million for fiscal year 2006 as a result of increased parts sales, increased intercompany charges to other business units for overhead costs and increased out-of-pocket costs rebilled to our customers in fiscal year 2007 compared to fiscal year 2006.

Operating expense decreased to $27.5 million for fiscal year 2007 from $35.8 million for fiscal year 2006, primarily due to lower unrecovered maintenance costs, higher maintenance costs in fiscal year 2006 for a large aircraft that was being prepared for deployment to Malaysia and lower professional fees incurred in fiscal year 2007, partially offset by increased salaries for additional personnel and increased costs of materials.

Corporate

Corporate operating expense increased to $25.7 million for fiscal year 2007 compared to $24.3 million for fiscal year 2006. The increase is primarily due a $5.1 million increase in salaries and benefits associated with the addition of personnel, an overall increase in salaries and the adoption of the new stock-based compensation standard on April 1, 2006, and a $1.6 million increase in other general and administrative costs associated with an increase in travel and other general office costs. These increases were partially offset by a $5.4 million decrease in professional fees, primarily resulting from lower costs associated with the Internal Review. We incurred $3.1 million in legal and professional fees related to the Internal Review in fiscal year 2007 compared to $10.5 million in fiscal year 2006 (see further discussion of the Internal Review in Note 6 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus supplement).

Earnings from Unconsolidated Affiliates

Earnings from unconsolidated affiliates increased to $11.4 million for fiscal year 2007 compared to $6.8 million for fiscal year 2006, primarily due to higher equity earnings from FBS Limited (“FBS”) and RLR. The FBS improvement of $3.5 million primarily resulted from lower interest charges, an increase in activity and rates for a manpower services contract, and a decrease in overhead costs compared to fiscal year 2006. The RLR improvement of $2.6 million resulted from an increase in the amount of cash received from HC during fiscal year 2007 compared to fiscal year 2006, as HC’s results have improved as work lost upon completion of the PEMEX contract has gradually been replaced. The increase was partially offset by a $1.0 million decrease in equity earnings from Norsk.

Interest Expense, Net

Interest expense, net of interest income, totaled $2.2 million for fiscal year 2007 compared to $10.6 million for fiscal year 2006. The decrease in interest expense, net, primarily resulted from higher interest income earned in fiscal year 2007 relative to fiscal year 2006 due to higher short-term cash investment balances and returns (primarily driven by the cash on hand as a result of our Preferred Stock offering completed in September and October 2006). Additionally, interest expense for fiscal years 2007 and 2006 was reduced by approximately $6.4 million and $2.4 million, respectively, of capitalized interest. More interest was capitalized in fiscal year 2007 as a result of the increase in the amount of construction in progress related to helicopters being manufactured as discussed under “— Liquidity and Capital Resources — Cash Flows — Investing Activities” and in Note 1 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus supplement.

Other Income (Expense), Net

Other income (expense), net, for fiscal year 2007 was expense of $9.0 million compared to income of $4.6 million for fiscal year 2006, and primarily represents foreign currency transaction losses and gains, respectively. These gains and losses arose primarily from U.S. dollar-denominated transactions entered into by Bristow Aviation (whose functional currency is the British pound sterling). See Item 7A. “Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency Risk” included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2008 incorporated herein by reference for a discussion of how we manage these risks. Additionally, fiscal year 2007 included a $2.5 million gain resulting from the sale of our investment in a Brazilian joint venture in March 2007 and a charge of $1.9 million for acquisition costs previously deferred in connection with an acquisition we were evaluating as we determined that the acquisition was no longer probable.

Taxes

Our effective income tax rates from continuing operations were 34.8% and 21.2% for fiscal years 2007 and 2006, respectively. The effective tax rate for fiscal year 2007 was impacted by additional tax expense of $2.5 million recorded as a result of the sale of certain of the assets of Turbo as discussed above. Excluding the tax recorded as a result of the Turbo asset sale, our effective tax rate for fiscal year 2007 was 32.6%. During fiscal year 2007, we benefited from the resolution of tax contingencies of $3.4 million. Our effective tax rate was also reduced by the permanent reinvestment outside the U.S. of foreign earnings, upon which no U.S. tax has been provided, and by the amount of our foreign source income and our ability to realize foreign tax credits. The significant variance between the U.S. federal statutory rate and the effective rate for fiscal year 2006 was due primarily to the resolution of tax contingencies of $11.4 million during that period, as a result of our evaluation of the need for such reserves in light of the expiration of the related statutes of limitations.

Discontinued operations

Discontinued operations for fiscal year 2007 generated $2.8 million income compared to $3.5 million income in fiscal year 2006. The decrease in income was the result of a significant customer of the Production Management Services substantially reducing the scope of work under our services contract beginning in October 2006. Additional details regarding discontinued operations are provided in Note 2 in the “Notes to the Consolidated Financial Statements” included elsewhere in this prospectus supplement.

Liquidity and Capital Resources

Cash Flows

Operating Activities

Net cash flows provided by operating activities totaled $39.3 million, $104.4 million and $87.6 million during fiscal years 2006, 2007 and 2008, respectively. Non-cash working capital used $72.6 million, $23.2 million and $99.6 million in cash flows from operating activities during fiscal years 2006, 2007 and 2008, respectively. The decrease in net cash provided by operations between fiscal years 2008 and 2007 was primarily due to cash used to fund working capital requirements in fiscal year 2008 resulting from the expansion of our business through purchases of additional aircraft and increases in flight hours from our existing aircraft fleet. Cash flows from operating activities improved during fiscal year 2007 compared to fiscal year 2006 primarily due to the favorable change in non-cash working capital, changes in deferred income taxes and the improvement in net income during fiscal year 2007 versus fiscal year 2006.

Investing Activities

Cash flows used in investing activities were $54.2 million, $264.3 million and $310.1 million for fiscal years 2006, 2007 and 2008, respectively, primarily for capital expenditures as follows:

	Fiscal Year Ended March 31,
	2006	2007	2008

Number of aircraft delivered:
Small	15	4	4
Medium	9	17	14
Large	2	5	8
Fixed wing	—	—	1
Training	—	—	9

Total aircraft(1)	26	26	36

Capital expenditures (in thousands):
Aircraft and related equipment(2)	$141,166	$294,444	$328,479
Other	13,096	10,332	9,524

Total capital expenditures	$154,262	$304,776	$338,003

(1)	Includes one aircraft in fiscal year 2007 and two aircraft in fiscal year 2008 that were not acquired through orders.

(2)	Includes expenditures financed with $3.2 million of short-term notes during fiscal year 2006.

Fiscal Year 2008 — During fiscal year 2008, we made final payments in connection with the delivery of aircraft, progress payments on the construction of new aircraft to be delivered in future periods in conjunction with our aircraft commitments, and purchased one fixed wing aircraft, for a total of $300.5 million. Also during fiscal year 2008, we spent an additional $28.0 million to upgrade aircraft within our existing aircraft fleet and to customize new aircraft delivered for our operations.

During fiscal year 2008, we received proceeds of $26.6 million from the disposal of 39 aircraft and certain other equipment, resulting in a gain of $9.4 million. Included in the $9.4 million gain is a total loss on one medium aircraft from a crash in Nigeria, a total loss on two small aircraft in the Gulf of Mexico in flight accidents and a total loss from storm damage to one medium aircraft, resulting in a net loss on asset disposals of $0.5 million. All of these losses were insured. Additionally, in fiscal year 2008, we settled an insurance claim on an aircraft that was damaged in the North Sea in November 2006, which resulted in a gain of $3.8 million. The proceeds from this claim totaling $15.6 million were received in May 2008. The proceeds are presented in non-cash investing activities in our consolidated statements of cash flows for fiscal year 2008.

As discussed in Note 2 in the “Notes to the Consolidated Financial Statements” included elsewhere in this prospectus summary, during fiscal year 2008 we acquired all of the common equity of Helicopter Adventures, Inc. (“HAI”), a leading flight training provider with operations in Titusville, Florida, and Concord, California, for $15.0 million in cash. We also assumed $5.7 million in debt as part of this transaction which was repaid during fiscal year 2008. Additionally, we acquired Vortex for $2.0 million in November 2007. We contributed capital of approximately $2.0 million to RLR, and we loaned RLR $4.1 million under a three-year term loan arrangement, the funds of which were used by RLR towards the purchase of a medium sized aircraft.

As discussed in Note 2 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus summary, on November 2, 2007, we sold Grasso for approximately $22.5 million, subject to post-closing adjustments, including $7.8 million received in fiscal year 2008.

Due to the significant investment in aircraft made in fiscal years 2006, 2007 and 2008, net capital expenditures exceeded cash flow from operations, and we expect this will continue to be the case in fiscal year 2009. Also, in fiscal year 2009, we expect to invest approximately $60 million in various infrastructure enhancements, including aircraft facilities, training centers and technology.

Fiscal Year 2007 — During fiscal year 2007, we made final payments in connection with the delivery of aircraft and progress payments on the construction of new aircraft to be delivered in future periods in conjunction with our aircraft commitments totaling $246.9 million. Also during fiscal year 2007, we spent an additional $47.5 million to upgrade aircraft within our existing aircraft fleet and to customize new aircraft delivered for our operations.

As discussed in Note 2 in the “Notes to the Consolidated Financial Statements” included elsewhere in this prospectus supplement, during fiscal year 2007, we received proceeds of $14.3 million (out of a total sales price of $14.6 million) for the sale of certain of the assets of Turbo to Timken, which closed on November 30, 2006 and resulted in a small gain for book purposes. We received the remaining $0.3 million due to us late in fiscal year 2008. Additionally, we received proceeds of $26.2 million, primarily from the disposal of 12 aircraft and certain other equipment, which together resulted in a net gain of $10.6 million.

Fiscal Year 2006 — During fiscal year 2006, we received proceeds of $16.8 million primarily from the disposal of one aircraft and certain equipment, and from insurance recoveries associated with hurricane Katrina damage, which together resulted in a net gain of $0.1 million.

Additionally, on December 30, 2005, we sold nine aircraft for $68.6 million in aggregate to a subsidiary of General Electric Capital Corporation, and then leased back each of the nine aircraft under separate operating leases with terms of ten years expiring in January 2016. See discussion of this arrangement in Note 6 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus summary.

Financing Activities

Cash flows used by financing activities were $5.4 million in fiscal year 2006 while cash flows provided by financing activities were $215.7 million and $328.9 million for fiscal years 2007 and 2008, respectively.

During fiscal year 2008, cash was provided by issuance of 7 1/2% Senior Notes completed in June and November 2007 resulting in net proceeds of $344.7 million and by our receipt of proceeds of $5.8 million from the exercise of options to acquire shares of our common stock primarily by our employees. Cash was used for the payment of Preferred Stock dividends of $12.7 million and the repayment of debt totaling $10.1 million. During fiscal year 2007, cash was provided by the issuance of Preferred Stock in September and October 2006 resulting in net proceeds of $222.6 million and by our receipt of proceeds of $3.9 million from the exercise of options to acquire shares of our common stock by our employees and former directors. Cash was used for the payment of Preferred Stock dividends of $6.1 million and the repayment of debt totaling $5.7 million. During fiscal year 2006, cash was used for the repayment of debt totaling $4.1 million and was partially provided by our receipt of proceeds of $1.4 million from the exercise of options to acquire shares of our common stock by our employees. See further discussion of outstanding debt as of March 31, 2008 and our debt issuances and redemptions in Note 5 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus summary.

Preferred Stock — Annual cumulative cash dividends of $2.75 per share of Preferred Stock are payable quarterly on the fifteenth day of each March, June, September and December. If declared, dividends on the 4,600,000 shares of Preferred Stock would be $3.2 million on each quarterly payment date through the conversion date on September 15, 2009. For further discussion of the terms and conditions of the Preferred Stock, see Note 9 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus summary.

Future Cash Requirements

Debt Obligations

Total debt as of March 31, 2008 was $606.2 million, of which $6.5 million was classified as current. Our significant debt maturities relate to our $230 million of 6 1/8% Senior Notes and $350 million of 7 1/2% Senior Notes, which mature in 2013 and 2017, respectively.

See further discussion of outstanding debt as of March 31, 2008 and our debt issuances and our debt redemptions in Note 5 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus summary.

Other Obligations

Pension Plan — As of March 31, 2008, we had recorded on our balance sheet a $134.2 million pension liability related to the Bristow Helicopters Group Limited (“Bristow Helicopters”, a wholly-owned subsidiary of Bristow Aviation) pension plan. The liability represents the excess of the present value of the defined benefit pension plan liabilities over the fair value of plan assets that existed at that date. The minimum funding rules of the U.K. require us to make scheduled contributions in amounts sufficient to bring the plan up to 90% funded (as defined by U.K. legislation) within three years and 100% funded within 10 years. In order to meet our funding requirements, we increased the contributions to the schemes to £7.3 million ($14.6 million) per year beginning in fiscal year 2008 and continuing in fiscal year 2009. Nevertheless, regulatory agencies in the U.K. may require us to further increase the contributions.

Contractual Obligations, Commercial Commitments and Off Balance Sheet Arrangements

We have various contractual obligations which are recorded as liabilities in our consolidated financial statements. Other items, such as certain purchase commitments, interest payments and other executory contracts are not recognized as liabilities in our consolidated financial statements but are included in the table below. For example, we are contractually committed to make certain minimum lease payments for the use of property and equipment under operating lease agreements.

The following tables summarize our significant contractual obligations and other commercial commitments on an undiscounted basis as of March 31, 2008 and the future periods in which such obligations are expected to be settled in cash. In addition, the table reflects the timing of principal and interest payments on outstanding borrowings. Additional details regarding these obligations are provided in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus supplement:

	Payments Due by Period
		Fiscal Year Ending March 31,
			2010-	2012-	2014 and
	Total	2009	2011	2013	Beyond	Other
	(In thousands)

Contractual obligations:
Long-term debt and short-term borrowings:
Principal(1)	$605,617	$6,484	$4,973	$4,602	$589,558	$—
Interest	332,084	41,644	82,578	81,961	125,901	—
Aircraft operating leases(2)	60,677	9,972	14,543	15,226	20,936	—
Other operating leases(3)	18,480	3,398	5,711	4,001	5,370	—
Pension obligations(4)	164,667	14,550	29,099	22,833	98,185	—
Aircraft purchase obligations(5)	349,278	262,200	87,078	—	—	—
Other purchase obligations(6)	38,462	36,175	2,287	—	—	—
Tax reserves(7)	3,006	—	—	—	—	3,006

Total contractual cash obligations	$1,572,271	$374,423	$226,269	$128,623	$839,950	$3,006

Other commercial commitments:
Debt guarantees(8)	$29,171	$9,296	$—	$19,875	$—	$—
Other guarantees(9)	19,057	3,860	5,959	—	9,238	—
Letter of credit	1,365	1,365	—	—	—	—

Total commercial commitments	$49,593	$14,521	$5,959	$19,875	$9,238	$—

(1)	Excludes unamortized premium on the 7 1/2% Senior Notes of $0.6 million.

(2)	Represents primarily separate operating leases for nine aircraft with a subsidiary of General Electric Capital Corporation with terms of ten years expiring in January 2016. Operating lease expense attributable to aircraft leases was $12.6 million in fiscal year 2008.

(3)	Represents minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year.

(4)	Represents expected funding for pension benefits in future periods. These amounts are undiscounted and are based on the expectation that the pension will be fully funded in approximately 10 years. As of March 31, 2008, we had recorded on our balance sheet a $134.2 million pension liability associated with this obligation. Also, the timing of the funding is dependent on actuarial valuations and resulting negotiations with the plan trustees.

(5)	For further details on our aircraft purchase obligations, see Note 6 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus supplement.

(6)	Other purchase obligations primarily represent unfilled purchase orders for aircraft parts, commitments associated with upgrading facilities at our bases and amounts committed under a supply agreement (See Note 2 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus supplement).

(7)	Represents gross unrecognized benefits in connection with the adoption of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”) (see discussion under “— Critical Accounting Policies and Estimates — Taxes” included elsewhere in this prospectus supplement) that may result in cash payments being made to certain tax authorities. We are not able to reasonably estimate in which future periods this amount will ultimately be settled and paid.

(8)	We have guaranteed the repayment of up to £10 million ($19.9 million) of the debt of FBS and $9.3 million of the debt of RLR, both unconsolidated affiliates. Additionally, the lender has an option to put to us the remaining amount of the RLR debt of $9.7 million, which we have guaranteed in the event of default of the other RLR shareholder. This amount is not included in the table above.

(9)	Relates to an indemnity agreement between us and Afianzadora Sofimex, S.A. to support issuance of surety bonds on behalf of HC from time to time. As of March 31, 2008, surety bonds denominated in Mexican pesos with an aggregate value of 184.9 million Mexican pesos ($17.3 million) and a surety bond denominated in U.S. dollars with a value of $1.7 million were outstanding.

We do not expect the guarantees shown in the table above to become obligations that we will have to fund.

Financial Condition and Sources of Liquidity

Our future cash requirements include the contractual obligations discussed in the previous section and our normal operations. Normally our operating cash flows are sufficient to fund our cash needs. Although there can be no assurances, we believe that our existing cash, future cash flows from operations and borrowing capacity under the $100 million revolving credit facility will be sufficient to meet our liquidity needs in the foreseeable future based on existing commitments. However, the expansion of our business through purchases of additional aircraft and increases in flight hours from our existing aircraft fleet may require additional cash in the future to fund new aircraft purchases and working capital requirements. Consistent with our desire to maintain a conservative use of leverage to fund growth, we raised capital through the sale of the Preferred Stock in September and October 2006. Additionally, we raised $344.7 million through the sale of the 7 1/2% Senior Notes completed in June and November 2007.

As of March 31, 2008, we had options to acquire an additional 17 large aircraft and an additional 33 medium aircraft. Depending on market conditions, we expect to exercise some or all of these additional options to acquire aircraft and purchase other aircraft, and we may elect to expand our business through acquisition, including acquisitions under consideration or negotiation. Cash on hand, cash flow from operations and available capacity under the revolving credit facility are estimated to provide sufficient capital to exercise a portion of the aircraft purchase options or allow us to complete several small acquisitions (under $50 million) over the next five years. However, our ability to exercise the remainder of our aircraft purchase options, make a major acquisition or purchase substantially more aircraft would likely require us to raise additional capital. See “Risk Factors — Risks Related to Our Business — In order to grow our business, we may require additional capital in the future, which may not be available to us” included elsewhere in this prospectus summary.

Cash and cash equivalents were $184.2 million and $290.1 million, as of March 31, 2007 and 2008, respectively. Working capital as of March 31, 2007 and 2008 was $368.0 million and $541.4 million, respectively. The increase in working capital during fiscal year 2008 was primarily a result of the $105.9 million increase in cash and cash equivalents resulting from the sale of the 7 1/2% Senior Notes completed in June and November 2007 and cash generated from operations, partially offset by capital expenditures primarily for aircraft.

Exposure to Currency Fluctuations

See our discussion of the impact of market risk, including our exposure to currency fluctuations, on our financial position and results of operations discussed under Item 7A. “Quantitative and Qualitative Disclosures about Market Risk” included in our Form 10-K for the fiscal year ended March 31, 2008 incorporated herein by reference.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, whereas, in other circumstances, generally accepted accounting principles require us to make estimates, judgments and assumptions that we believe are reasonable based upon information available. We base our estimates and judgments on historical experience, professional advice and various other sources that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions. We believe that of our significant accounting policies, as discussed in Note 1 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus summary, the following involve a higher degree of judgment and complexity. Our management has discussed the development and selection of critical accounting policies and estimates with the Audit Committee of our board of directors and the Audit Committee has reviewed the company’s disclosure.

Taxes

Our annual tax provision is based on expected taxable income, statutory rates and tax planning opportunities available to us in the various jurisdictions in which we operate. The determination and evaluation of our annual tax provision and tax positions involves the interpretation of the tax laws in the various jurisdictions in which we operate and requires significant judgment and the use of estimates and assumptions regarding significant future events such as the amount, timing and character of income, deductions and tax credits. Changes in tax laws, regulations, agreements, and treaties, foreign currency exchange restrictions or our level of operations or profitability in each jurisdiction would impact our tax liability in any given year. We also operate in many jurisdictions where the tax laws relating to the offshore oilfield service industry are not well developed. While our annual tax provision is based on the best information available at the time, a number of years may elapse before the ultimate tax liabilities in the various jurisdictions are determined.

We recognize foreign tax credits available to us to offset the U.S. income taxes due on income earned from foreign sources. These credits are limited by the total income tax on the U.S. income tax return as well as by the ratio of foreign source income in each statutory category to total income. In estimating the amount of foreign tax credits that are realizable, we estimate future taxable income in each statutory category. These estimates are subject to change based on changes in the market conditions in each statutory category and the timing of certain deductions available to us in each statutory category. We periodically reassess these estimates and record changes to the amount of realizable foreign tax credits based on these revised estimates. Changes to the amount of realizable foreign tax credits can be significant given any material change to our estimates on which the realizability of foreign tax credits is based.

We maintain reserves for estimated tax exposures in jurisdictions of operation, including reserves for income, value added, sales and payroll taxes. The expenses reported for these taxes, including our annual tax provision, include the effect of reserve provisions and changes to reserves that we consider appropriate, as well as related interest. Tax exposure items primarily include potential challenges to intercompany pricing, disposition transactions and the applicability or rate of various withholding taxes. These exposures are resolved primarily through the settlement of audits within these tax jurisdictions or by judicial means, but can also be affected by changes in applicable tax law or other factors, which could cause us to conclude that a revision of past estimates is appropriate. We believe that an appropriate liability has been established for estimated exposures. However, actual results may differ materially from these estimates. We review these liabilities quarterly. During fiscal years 2006, 2007 and 2008, we had net reversals of reserves for estimated income tax exposures of $11.4 million, $3.4 million and $2.2 million, respectively. These reversals were made in the periods in which the statute of limitations for the related exposures expired.

We do not believe it is possible to reasonably estimate the potential effect of changes to the assumptions and estimates identified because the resulting change to our tax liability, if any, is dependent on numerous factors which cannot be reasonably estimated. These include, among others, the amount and nature of additional taxes potentially asserted by local tax authorities; the willingness of local tax authorities to negotiate a fair settlement through an administrative process; the impartiality of the local courts; and the potential for changes in the tax paid to one country to either produce, or fail to produce, an offsetting tax change in other countries. Our experience has been that the estimates and assumptions we have used to provide for future tax assessments have proven to be appropriate. However, past experience is only a guide and the potential exists that the tax resulting from the resolution of current and potential future tax controversies may differ materially from the amounts accrued.

Judgment is required in determining whether deferred tax assets will be realized in full or in part. When it is estimated to be more likely than not that all or some portion of specific deferred tax assets, such as foreign tax credit carryovers or net operating loss carry forwards, will not be realized, a valuation allowance must be established for the amount of the deferred tax assets that are estimated to not be realizable. As of March 31, 2007, our valuation allowance against certain deferred tax assets, primarily U.S. foreign tax credit carry forwards was $9.4 million. We decreased the valuation allowance as of March 31, 2008 to $7.9 million. If our facts or financial results were to change, thereby impacting the likelihood of realizing the deferred tax assets, judgment would have to be applied to determine changes to the amount of the valuation allowance in any given period. Such changes could result in either a decrease or an increase in our provision for income taxes, depending on whether the change in judgment resulted in an increase or a decrease to the valuation allowance. We continually evaluate strategies that could allow for the future utilization of our deferred tax assets.

We have not provided for U.S. deferred taxes on the unremitted earnings of certain foreign subsidiaries as of March 31, 2008 that are indefinitely reinvested abroad of $90.5 million. Should we make a distribution from the unremitted earnings of these subsidiaries, we could be required to record additional taxes. At the current time, a determination of the amount of unrecognized deferred tax liability is not practical.

As discussed in Notes 1 and 7 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus summary, in April 2007 we adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”), which applies to all tax positions related to income taxes subject to Statement of Financial Accounting Standards (“SFAS”) No. 109. FIN 48 requires a new evaluation process for all tax positions taken, recognizing tax benefits when it is more-likely-than-not that a tax position will be sustained upon examination by the authorities. The benefit from a position that has surpassed the more-likely-than-not threshold is the largest amount of benefit that is more than 50% likely to be realized upon settlement. We recognize interest and penalties accrued related to unrecognized tax benefits as a component of income tax expense. As of the April 1, 2007 date of adoption of FIN 48 and March 31, 2008, we had $6.3 million and $3.0 million, respectively, of unrecognized tax benefits, all of which would have an impact on our effective tax rate, if recognized.

We have not provided for deferred taxes in circumstances where we expect that, due to the structure of operations and applicable law, the operations in such jurisdictions will not give rise to future tax consequences. Should our expectations change regarding the expected future tax consequences, we may be required to record additional deferred taxes that could have a material adverse effect on our consolidated financial position, results of operations and cash flows.

Property and Equipment

Our net property and equipment represents 59% percent of our total assets as of March 31, 2008. We determine the carrying value of these assets based on our property and equipment accounting policies, which incorporate our estimates, assumptions, and judgments relative to capitalized costs, useful lives and salvage values of our assets.

Our property and equipment accounting policies are also designed to depreciate our assets over their estimated useful lives. The assumptions and judgments we use in determining the estimated useful lives and residual values of our aircraft reflect both historical experience and expectations regarding future operations, utilization and performance of our assets. The use of different estimates, assumptions and judgments in the establishment of property and equipment accounting policies, especially those involving the useful lives and residual values of our aircraft, would likely result in materially different net book values of our assets and results of operations.

Useful lives of aircraft and residual values are difficult to estimate due to a variety of factors, including changes in operating conditions or environment, the introduction of technological advances in aviation equipment, changes in market or economic conditions including changes in demand for certain types of aircraft and changes in laws or regulations affecting the aviation or offshore oil and gas industry. We evaluate the remaining useful lives of our aircraft when certain events occur that directly impact our assessment of the remaining useful lives of the aircraft.

We review our property and equipment for impairment when events or changes in circumstances indicate that the carrying value of such assets or asset groups may be impaired or when reclassifications are made between property and equipment and assets held for sale.

Asset impairment evaluations are based on estimated undiscounted cash flows for the assets being evaluated. If the sum of the expected future cash flows is less than the carrying amount of the asset, we would be required to recognize an impairment loss. When determining fair value, we utilize various assumptions, including projections of future cash flows. A change in these underlying assumptions will cause a change in the results of the tests and, as such, could cause fair value to be less than the carrying amounts. In such event, we would then be required to record a corresponding charge, which would reduce our earnings. We continue to evaluate our estimates and assumptions and believe that our assumptions, which include an estimate of future cash flows based upon the anticipated performance of the underlying business units, are appropriate.

Supply and demand are the key drivers of aircraft idle time and our ability to contract our aircraft at economical rates. During periods of oversupply, it is not uncommon for us to have aircraft idled for extended periods of time, which could be an indication that an asset group may be impaired. In most instances our aircraft could be used interchangeably. In addition, our aircraft are generally equipped to operate throughout the world. Because our aircraft are mobile, we may move aircraft from a weak geographic market to a stronger geographic market if an adequate opportunity arises to do so. As such, our aircraft are considered to be interchangeable within classes or asset groups and accordingly, our impairment evaluation is made by asset group. Additionally, our management periodically makes strategic decisions related to our fleet that involve the possible removal of all or a substantial portion of specific aircraft types from our fleet, at which time these aircraft are reclassified to held for sale and subsequently sold or otherwise disposed of.

An impairment loss is recorded in the period in which it is determined that the aggregate carrying amount of assets within an asset group is not recoverable. This requires us to make judgments regarding long-term forecasts of future revenue and cost related to the assets subject to review. In turn, these forecasts are uncertain in that they require assumptions about demand for our services, future market conditions and technological developments. Significant and unanticipated changes to these assumptions could require a provision for impairment in a future period. Given the nature of these evaluations and their application to specific asset groups and specific times, it is not possible to reasonably quantify the impact of changes in these assumptions.

Revenue Recognition

In general, we recognize revenue when it is both realized or realizable and earned. We consider revenue to be realized or realizable and earned when the following conditions exist: the persuasive evidence of an arrangement, generally a customer contract; the services or products have been performed or delivered to the customer; the sales price is fixed or determinable within the contract; and collection is probable. More specifically, revenue from Helicopter Services is recognized based on contractual rates as the related services are performed. The charges under these contracts are generally based on a two-tier rate structure consisting of a daily or monthly fixed fee plus additional fees for each hour flown. These contracts are for varying periods and generally permit the customer to cancel the contract before the end of the term. We also provide services to customers on an “ad hoc” basis, which usually entails a shorter notice period and shorter duration. Our charges for ad hoc services are generally based on an hourly rate or a daily or monthly fixed fee plus additional fees for each hour flown. We estimate that our ad hoc services have a higher margin than other helicopter contracts. In order to offset potential increases in operating costs, our long-term contracts may provide for periodic increases in the contractual rates charged for our services. We recognize the impact of these rate increases when the criteria outlined above have been met. This generally includes written recognition from our customers that they are in agreement with the amount of the rate escalation. In addition, our standard rate structure is based on fuel costs remaining at or below a predetermined threshold. Fuel costs in excess of this threshold are generally reimbursed by the customer. Cost reimbursements from customers are recorded as reimbursable revenue in our consolidated statement of income.

Pension Benefits

Pension obligations are actuarially determined and are affected by assumptions including expected return on plan assets, discount rates, compensation increases and employee turnover rates. We evaluate our assumptions periodically and make adjustments to these assumptions and the recorded liabilities as necessary.

Three of the most critical assumptions are the expected long-term rate of return on plan assets, the assumed discount rate and the mortality rate. We evaluate our assumptions regarding the estimated long-term rate of return on plan assets based on historical experience and future expectations on investment returns, which are calculated by our third-party investment advisor utilizing the asset allocation classes held by the plan’s portfolios. We utilize a British pound sterling denominated AA corporate bond index as a basis for determining the discount rate for our U.K. plans. We base mortality rates utilized on actuarial research on these rates, which are adjusted to allow for expected mortality within our industry segment. Changes in these and other assumptions used in the actuarial computations could impact our projected benefit obligations, pension liabilities, pension expense and other comprehensive income. We base our determination of pension expense on a market-related valuation of assets that reduces year-to-year volatility. This market-related valuation recognizes investment gains or losses over the average remaining lifetime of the plan members. Investment gains or losses for this purpose are the difference between the expected return calculated using the market-related value of assets and the actual return based on the market-related value of assets.

Allowance for Doubtful Accounts

We establish reserves for doubtful accounts on a case-by-case basis when we believe the payment of amounts owed to us is unlikely to occur. In establishing these reserves, we consider our historical experience, changes in our customer’s financial position, restrictions placed on the conversion of local currency to U.S. dollars, as well as disputes with customers regarding the application of contract provisions to our services. We derive a significant portion of our revenue from services to international oil companies and government-owned or government-controlled oil companies. Our receivables are concentrated in certain oil-producing countries. We generally do not require collateral or other security to support client receivables. If the financial condition of our clients was to deteriorate or their access to freely-convertible currency was restricted, resulting in impairment of their ability to make the required payments, additional allowances may be required.

Inventory Reserve

We maintain inventory that primarily consists of spare parts to service our aircraft. We periodically review the condition and continuing usefulness of the parts to determine whether the realizable value of this inventory is lower than its book value. Parts related to aircraft types that our management has determined will no longer be included in our fleet or will be substantially reduced in our fleet in future periods are specifically reviewed. If our valuation of these parts is significantly lower than the book value of the parts, an additional provision may be required.

Insurance

We are self-insured for our group medical insurance plans in the U.S. In addition, we have several medical plans covering certain non-U.S. employee groups. We must make estimates to record the expenses related to these plans. We also have workers’ compensation programs in the U.S. for work-related injuries. In addition, we have insurance for work-related injuries covering certain non-U.S. employee groups. We estimate the expenses related to the retained portion of that risk. If actual experience under any of our insurance plans is greater than our original estimates, we may have to record charges to income when we identify the risk of additional loss. Conversely, if actual costs are lower than our estimates or return premiums are larger than originally projected, we may have to record credits to income.

Contingent Liabilities

We establish reserves for estimated loss contingencies when we believe a loss is probable and the amount of the loss can be reasonably estimated. Our contingent liability reserves relate primarily to potential tax assessments, litigation, personal injury claims and environmental liabilities. Income for each reporting period includes revisions to contingent liability reserves resulting from different facts or information which becomes known or circumstances which change that affect our previous assumptions with respect to the likelihood or amount of loss. Such revisions are based on information which becomes known after the reporting date for the previous period through the reporting date of the current period. Reserves for contingent liabilities are based upon our assumptions and estimates regarding the probable outcome of the matter. Should the outcome differ from our assumptions and estimates or other events result in a material adjustment to the accrued estimated reserves, revisions to the estimated reserves for contingent liabilities would be required to be recognized.

Goodwill Impairment

We perform a test for impairment of our goodwill annually as of March 31. Because our business is cyclical in nature, goodwill could be significantly impaired depending on when the assessment is performed in the business cycle. The fair value of our reporting units is based on a blend of estimated discounted cash flows, publicly traded company multiples and acquisition multiples. Estimated discounted cash flows are based on projected flight hours and rates. Publicly traded company multiples and acquisition multiples are derived from information on traded shares and analysis of recent acquisitions in the marketplace, respectively, for companies with operations similar to ours. Changes in the assumptions used in the fair value calculation could result in an estimated reporting unit fair value that is below the carrying value, which may give rise to an impairment of goodwill. In addition to the annual review, we also test for impairment should an event occur or circumstances change that may indicate a reduction in the fair value of a reporting unit below its carrying value.

Stock-Based Compensation

We have historically compensated our directors, executives and certain employees by awarding stock-based compensation, including stock options and restricted stock units. We use a Black-Scholes option pricing model to estimate the fair value of share-based awards. The Black-Scholes option pricing model incorporates various assumptions, including the risk-free interest rate, volatility, dividend yield and the expected term of the options, in order to determine the fair value of the options on the date of grant. Judgment is also required in estimating the amount of stock-based awards that are expected to be forfeited. Additionally, the service period over which compensation expense associated with awards of restricted stock units are recorded in our consolidated statements of income involve certain assumptions as to the expected vesting of the restricted stock units, which is based on factors relating to the future performance of our stock. As the determination of these various assumptions is subject to significant management judgment and different assumptions could result in material differences in amounts recorded in our consolidated financial statements, management believes that accounting estimates related to the valuation of stock options and the service period for restricted stock units are critical estimates.

The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for a period equal to the expected term of the option. Expected volatilities are based on historical volatility of shares of our common stock, which has not been adjusted for any expectation of future volatility given uncertainty related to the future performance of our common stock at this time. We also use historical data to estimate the expected term of the options within the option pricing model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of the options represents the period of time that the options granted are expected to be outstanding. For a detail of the assumptions used for fiscal year 2008, see Note 8 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus supplement.

Recent Accounting Pronouncements

See Note 1 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus supplement for discussion of recent accounting pronouncements.

BUSINESS

Overview

We are the leading provider of helicopter services to the worldwide offshore energy industry based on the number of aircraft operated. We are one of two helicopter service providers to the offshore energy industry with global operations. We have major operations in most of the major offshore oil and gas producing regions of the world, including in the North Sea, the U.S. Gulf of Mexico, Nigeria and Australia, and we generated 76% of our revenues from international operations in fiscal year 2008. We have a long history in the helicopter services industry through Bristow Helicopters Ltd. and Offshore Logistics, Inc., having been founded in 1955 and 1969, respectively.

As of March 31, 2008, we conduct our business in one segment: Helicopter Services. The Helicopter Services segment operations are conducted through three divisions, Western Hemisphere, Eastern Hemisphere and Global Training, and through eight business units within those divisions:

•	Western Hemisphere

•	North America

•	South and Central America

•	Eastern Hemisphere

•	Europe

•	West Africa

•	Southeast Asia

•	Other International

•	EH Centralized Operations

•	Global Training

•	Bristow Academy

We provide helicopter services to a broad base of major, independent, international and national energy companies. Customers charter our helicopters to transport personnel between onshore bases and offshore platforms, drilling rigs and installations. A majority of our helicopter revenue is attributable to oil and gas production activities, which have historically provided a more stable source of revenue than exploration and development related activities. As of March 31, 2008, we operated 406 aircraft (including 373 aircraft owned, 25 leased aircraft and 8 aircraft operated for one of our customers; 4 of the owned aircraft are held for sale) and our unconsolidated affiliates operated 142 aircraft in addition to those aircraft leased from us. Additionally, our Global Training division is approved to provide helicopter flight training to the commercial pilot and flight instructor level by both the FAA and the European Joint Aviation Authority. Bristow Academy, which forms the central core of our Global Training division, operates 69 aircraft (including 59 owned and 10 leased aircraft) and employs 165 people, including 74 flight instructors. The Global Training division supports, coordinates, standardizes, and in the case of the Bristow Academy schools, directly manages our flight training activities.

We previously provided production management services, contract personnel and medical support services in the U.S. Gulf of Mexico to the domestic oil and gas industry under the Grasso Production Management name. On November 2, 2007, we sold our Grasso business, which comprised our entire Production Management Services segment. The financial results for our Production Management Services segment are classified as discontinued operations. In conjunction with this sale, we agreed to continue to provide helicopter services to Grasso through December 31, 2010.

For additional information about our business units, see Note 10 in the “Notes to Consolidated Financial Statements” included elsewhere in this prospectus supplement. For a description of certain risks affecting our business and operations, see “Risk Factors” included elsewhere in this prospectus supplement.

Helicopter Services

Our customers charter our helicopters to transport personnel from onshore bases to offshore drilling rigs, platforms and other installations. To a lesser extent, customers also charter our helicopters to transport time-sensitive equipment to these offshore locations. Helicopters are generally classified as small (four to eight passengers), medium (12 to 16 passengers) and large helicopters (18 to 25 passengers), each of which serves a different transportation need of the offshore energy industry. Medium and large helicopters, which can fly in a wider variety of operating conditions and over longer distances and carry larger payloads than small helicopters, are most commonly used for crew changes on large offshore production facilities and drilling rigs. With their ability to carry greater payloads, travel greater distances and move at higher speeds, medium and large helicopters are preferred in international markets, where the offshore facilities tend to be larger, the drilling locations tend to be more remote and the onshore infrastructure tends to be more limited. Small helicopters are generally used for daytime flights on shorter routes and to reach production facilities that cannot accommodate medium and large helicopters. Our small helicopters operate primarily in the shallow waters of the U.S. Gulf of Mexico and Nigeria. Worldwide there are more than 8,800 production platforms and 660 rigs. As a result of the greater distances offshore, demand for medium and large helicopters is also driven by drilling, development and production activity levels in deepwater locations throughout the world. Additionally, some local governmental regulations in certain international markets require us to operate twin-engine medium and large aircraft in those markets.

We are able to deploy our aircraft to the regions with the greatest demand, subject to the satisfaction of local governmental regulations. There are also additional markets for helicopter services beyond the offshore energy industry, including agricultural support, air medical, tourism, firefighting, corporate transportation, traffic monitoring, police and military. The existence of these alternative markets enables us to better manage our helicopter fleet by providing potential purchasers for our excess aircraft during times of reduced demand in the offshore energy industry.

We also have technical services operations that provide helicopter repair services, engineering and design services, technical manpower support and transmission testing from facilities located in the U.S. and U.K. While most of this work is performed on our own aircraft, some of these services are performed for third parties.

Most countries in which we operate limit foreign ownership of aviation companies. To comply with these regulations and yet expand internationally, we have formed or acquired interests in a number of foreign helicopter operations. These investments typically combine a local ownership interest with our experience in providing helicopter services to the offshore energy industry. These arrangements have allowed us to expand operations while diversifying the risks and reducing the capital outlays associated with independent expansion. We refer to the entities in which we do not own a majority of the equity, maintain voting control or have the ability to control their policies, management or affairs as unconsolidated affiliates. We lease some of our aircraft to a number of these unconsolidated affiliates which in turn provide helicopter services to customers.

As of March 31, 2008, the aircraft in our fleet, the aircraft which we expect to take delivery of in the future and the aircraft which we have the option to acquire were as follows:

	Number of Aircraft
	Consolidated Affiliates			Unconsolidated	Maximum
		On	Under	Affiliates	Passenger	Speed
Type	In Fleet	Order(1)	Option(2)	In Fleet	Capacity	(MPH)(3)	Engine

Small Helicopters:
Bell 206L Series	74	—	—	7	6	115	Turbine
Bell 206B	19	—	—	4	4	100	Turbine
Bell 407	41	—	—	3	6	132	Turbine
BK-117	2	—	—	—	7	160	Twin Turbine
BO-105	2	—	—	—	4	125	Twin Turbine
EC120	1	—	—	—	4	110	Turbine
EC135	2	—	—	2	6	143	Twin Turbine
Agusta 109	—	—	—	2	8	177	Twin Turbine
AS 350BB	—	—	—	37	4	161	Turbine

	141	—	—	55

Medium Helicopters:
Bell 212	11	—	—	18	12	115	Twin Turbine
Bell 412	36	—	—	33	13	125	Twin Turbine
EC155	10	—	—	—	13	167	Twin Turbine
Sikorsky S-76	61	9	21	—	12	145	Twin Turbine
EC AS 365N	—	—	—	4	14	167	Twin Turbine
Agusta AW139	—	—	—	1	15	181	Twin Turbine
EC175	—	—	12	—	16	166	Twin Turbine

	118	9	33	56

Large Helicopters:
AS332L Super Puma	30	—	—	4	18	144	Twin Turbine
Bell 214ST	4	—	—	—	18	144	Twin Turbine
Sikorsky S-61	11	—	—	—	18	132	Twin Turbine
Sikorsky S-92	10	9	8	3	19	158	Twin Turbine
Mil Mi-8	7	—	—	1	20	138	Twin Turbine
EC225	6	7	9	—	25	167	Twin Turbine

	68	16	17	8

Training Helicopters:
Robinson R22	20	—	—	—	2	92	Piston
Schweizer 300CB/CBi	46	10	—	—	2	92	Piston
Bell 206B	2	—	—	—	4	100	Turbine
Fixed wing	1	—	—	—

	69	10	—	—

Fixed wing	10	—	—	23

Total(4)	406	35	50	142

(1)	Of the aircraft on order, 27 are expected to be delivered during fiscal year 2009 (10 of which are training aircraft). 18 of the non-training aircraft which are on order have been dedicated to customers for specific projects, including 8 under signed contracts. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Future Cash Requirements” included elsewhere in this prospectus supplement.

(2)	Represents aircraft which we have the option to acquire. If the options are exercised, we anticipate that the large aircraft would be delivered in fiscal years 2010 and 2011, while the medium aircraft would be delivered over fiscal years 2010 through 2013, principally in the later portion of that period. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Future Cash Requirements” included elsewhere in this prospectus supplement.

(3)	Represents the approximate normal cruise speed flying at gross weight and at sea level under standard operating conditions.

(4)	We own 373 of the 406 aircraft reflected in the table above, hold 25 of the remaining aircraft under operating leases and operate 8 of the aircraft for one of our customers. 4 of the owned aircraft are held for sale. Unconsolidated affiliates leased 25 of our 373 aircraft in addition to the 142 aircraft they operate.

The following table shows the distribution of our aircraft among our business units as of March 31, 2008.

		South &					EH
	North	Central		West	Southeast	Other	Cent.	Bristow
Type	America	America	Europe	Africa	Asia	Int’l	Ops.	Academy	Total

Small	121	4	1	12	3	—	—	—	141
Medium	30	28	10	28	11	11	—	—	118
Large	4	1	38	3	13	9	—	—	68
Training	—	—	—	—	—	—	—	68	68
Other (includes fixed wing)	1	—	—	7	—	2	—	1	11

Total consolidated affiliates	156	33	49	50	27	22	—	69	406
Unconsolidated affiliates	—	17	25	—	—	41	59	—	142

Total	156	50	74	50	27	63	59	69	548

Percentage of consolidated revenue for fiscal year 2008	23%	6%	36%	17%	11%	5%	1%	1%	100%

Fleet Capacity Expansion

We expect to incur additional capital expenditures over the next three to five years to replace certain of our aircraft and upgrade strategic base facilities. Our capital commitments in future periods related to this fleet capacity expansion are discussed under “Management’s Discussion and Analysis of Financial Condition — Liquidity and Capital Resources — Future Cash Requirements — Capital Commitments” included elsewhere in this prospectus supplement and are detailed in the table provided in that section.

North America

As of March 31, 2008, we conducted our North America operations primarily from ten operating facilities along the U.S. Gulf of Mexico, with additional operations in Alaska. Among our strengths in the U.S. Gulf of Mexico region are our ten operating facilities, our advanced flight-following systems and our widespread and strategically located offshore fuel stations. As of March 31, 2008, we operated 139 aircraft in the U.S. Gulf of Mexico and 17 aircraft in Alaska. During fiscal year 2008, our North America business unit contributed 23% of our gross revenue. We are one of the two largest suppliers of helicopter services in the U.S. Gulf of Mexico and a major supplier in Alaska, where we fly the entire length of the TransAlaska pipeline. The U.S. Gulf of Mexico is a major offshore oil and gas producing region with approximately 4,000 production platforms. The shallow water platforms are typically unmanned and are serviced by our small aircraft. The deep water platforms are serviced by our medium and large aircraft. The North America business unit includes our WH Centralized Operations, which performs major maintenance on aircraft operated by our Western Hemisphere business units. Beginning in fiscal year 2009, the North America business unit will be segregated into three separate business units: Gulf of Mexico, Arctic and WH Centralized Operations.

South and Central America

As of March 31, 2008, we conducted our South and Central America operations in Brazil, Colombia, Mexico, Peru and Trinidad. As of March 31, 2008, we operated 33 helicopters, most of which are medium sized, in South and Central America (2 in Brazil, 4 in Colombia, 13 in Mexico, 2 in Peru and 12 in Trinidad) and our unconsolidated affiliates operated 17 helicopters. In Trinidad, Bristow Caribbean Limited (“BCL”), a joint venture, is the largest helicopter services provider. In Mexico, we are the largest provider of helicopter services through our joint venture partners, conducting diverse operations ranging from seismic support to offshore crew transfers. In Brazil, Colombia and Peru, we provide dry lease and technical support services, typically to the local operators. During fiscal year 2008, our South and Central America business unit contributed 6% of our gross revenue. Beginning in fiscal year 2009, the South and Central America business unit will be referred to as the Latin America business unit.

Brazil

We own a 50% interest in HLA. HLA leases two aircraft from a third party, which it leases to the former joint venture of ours in Brazil as mentioned below. We currently provide dry lease and technical support to two Brazilian operators. Our aircraft are located at the operators’ base locations of Macae, Victoria and Uracu.

In March 2007, we sold our ownership interest in a joint venture that operates in Brazil to our partners in the joint venture while we and HLA continued to lease aircraft already in country to this entity. We sold six of our owned aircraft in Brazil in fiscal year 2008.

We have contracted to provide two new medium aircraft to another customer in Brazil beginning in June and September 2008.

Mexico

We own a 49% interest in HC, which provide onshore helicopter services to the Mexican Federal Electric Commission and offshore helicopter transportation to PEMEX and other companies on a contract and ad hoc basis. HC owns 3 aircraft and leases 7 aircraft from us, 13 aircraft from another affiliate of ours (discussed below) and 5 aircraft from a third party to provide helicopter services to its customers. HC services customers from the primary bases located in Mexico City, Cuidad del Carmen, Poza Rica, Tampico, Reynosa and Monterrey.

We own a 49% interest in RLR, which owns seven aircraft and leases six aircraft from us, all of which it leases to HC.

We have recently entered into an agreement with our co-shareholders in HC and RLR to effect changes to our ownership structure in these entities. Upon completion of the transaction, which we expect to close in June 2008, our interest in HC will be reduced to 24% and our interest in RLR will be increased to 70%.

Trinidad

We own a 40% interest in BCL, a joint venture in Trinidad with a local partner that holds the remaining 60% interest. BCL, the largest helicopter services provider in Trinidad, provides offshore helicopter services to customers of ours in Trinidad. BCL has 12 medium aircraft used to service our customers which are primarily engaged in oil and gas activities. Because we control the significant management decisions of this entity, including the payment of dividends to our partner, we account for this entity as a consolidated subsidiary. We have one base located at Trinidad’s airport at the Port of Spain where we constructed five helipads during fiscal year 2008.

Europe

As of March 31, 2008, we operated 49 aircraft in Europe. We operate from four bases in the U.K. and one base in Holland. Our Europe operations are managed out of our facilities in Aberdeen, Scotland. Based on the number of aircraft operating, we are the second largest provider of helicopter services in the North Sea, where there are harsh weather conditions and geographically concentrated offshore facilities. The offshore facilities in the North Sea are large and require frequent crew change flight services. We deploy the majority of the large aircraft in our consolidated fleet in this region. In addition to our oil and gas helicopter services, we are a civil supplier of search and rescue services to the Netherlands Oil and Gas Exploration and Production Association. We also have an ownership interest in and lease aircraft to our 49% owned Norwegian affiliate, Norsk, for use in its North Sea operations (see discussion below). During fiscal year 2008, our Europe business unit contributed 36% of our gross revenue.

During the period from July 1, 2007 to April 3, 2008, we provided search and rescue services using seven S-61 aircraft and operated four helicopter bases for the MCA under a contract that was transitioned to another operator. The conclusion of this contract ended a 24-year association of providing critical search and rescue services to the MCA. We are in a partnership with FBH, an unconsolidated affiliate of ours, and two third parties, Serco Limited and Agusta Westland, through which we are seeking to obtain the future U.K.-wide search and rescue contract that will require the provision of approximately 30 aircraft and is anticipated to start in 2012. We submitted a first round bid in January 2008 and expect final selection in 2009. See further discussion under “Management’s Discussion and Analysis of Financial Condition — Business Unit Operating Results — Fiscal Year 2008 Compared to Fiscal Year 2007 — Europe” included elsewhere in this prospectus supplement.

The U.K., as do other countries in which we operate, limits foreign ownership of aviation companies. To comply with these restrictions, we own only 49% of the common stock of Bristow Aviation. In addition, we have a put/call agreement with the other two stockholders of Bristow Aviation which grants us the right to buy all of their shares of Bristow Aviation common stock (and grants them the right to require us to buy all of their shares). Under U.K. regulations, to maintain Bristow Aviation’s operating license, we would be required to find a qualified European Union owner to acquire any of the Bristow Aviation shares that we have the right or obligation to acquire under the put/call agreement. In addition to our equity investment in Bristow Aviation, we own subordinated debt issued by Bristow Aviation.

We own a 49% interest in Norsk, a Norwegian corporation that provides helicopter services in the Norwegian sector of the North Sea. Norsk operates 12 aircraft, 6 of which are leased from us. Norsk owns 100% of Lufttransport AS, a Norwegian company, which operates 20 aircraft and is engaged in providing air ambulance services in Scandinavia. As of March 31, 2008, Norsk and its subsidiary operated a total of 32 aircraft.

West Africa

As of March 31, 2008, we operated 50 aircraft in West Africa (all of which were operating in Nigeria). We have the largest helicopter fleet and are the largest provider of helicopter services to the oil and gas industry in the area. In Nigeria, we deploy a combination of small, medium and large aircraft and operate and service a diverse oil and gas customer base from nine operational bases with the largest being our bases in Escravos, Warri, Port Harcourt and Lagos. The marketplace for such services had historically been concentrated predominantly in the oil rich swamp and shallow waters of the Niger Delta area. More recently we have been undertaking work further offshore in support of deep water exploration. During fiscal year 2008, our West Africa business unit contributed 17% of our gross revenue.

Southeast Asia

We conduct our Southeast Asia operations predominantly in Australia and Malaysia. As of March 31, 2008, we operated 27 helicopters in our Southeast Asia business unit (23 of which were operating in Australia). We have nine operational bases in Australia: six are located in Western Australia and Victoria, Queensland and the Solomon Islands each have one base. These operations are managed from our Australian head office facility in Perth, Western Australia. During fiscal year 2008, our Southeast Asia business unit contributed 11% of our gross revenue.

We are the largest provider of helicopter services to the oil and gas industry in Australia. Our client base is largely derived from large oil and gas operators. Our operating bases are located in the vicinity of the major oil and gas exploration and production fields in the North West Shelf, Browse and Carnarvon basins of Western Australia where the fleet provides helicopter services solely to offshore oil and gas operators. These platforms are largely serviced by medium and large aircraft. We provide engineering services to the Republic of Singapore Air Force from their base in Oakey, Queensland and in January 2008 began providing helicopter services to offshore oil and gas producers in the Gippsland Basin off the coast of Victoria.

Operations commenced in Malaysia in August 2007, and we currently have four medium aircraft in Malaysia. The Malaysian operations are serviced from bases in Kerteh and Bintulu with large oil and gas companies as customers.

Other International

We conduct our Other International operations in Egypt, India, Ireland, Kazakhstan, Mauritania, Morocco, Russia and Turkmenistan. As of March 31, 2008, we and our unconsolidated affiliates operated 63 aircraft (including 1 aircraft held for sale as of March 31, 2008) in our Other International business unit comprising a mixture of medium, large and fixed wing aircraft. During fiscal year 2008, our Other International business unit contributed 5% of our gross revenue. The following is a description of operations in our Other International business unit:

•	Egypt — We operate through our 25% interest in Petroleum Air Services (“PAS”), an Egyptian corporation. PAS provides helicopter and fixed wing transportation to the offshore energy industry. Additionally, spare fixed-wing capacity is chartered to tourism operators. PAS owns 40 aircraft and leases 1 aircraft from us.

•	India — We lease two aircraft to an Indian helicopter operator and operate from two locations.

•	Ireland — We lease an aircraft to another helicopter operator.

•	Kazakhstan — We operate four aircraft through our 49% interest in Atyrau Bristow Air Services (“ABAS”), a Kazakhstan corporation. ABAS owns one aircraft, and we lease the other three aircraft to them. ABAS provides helicopter services to an international oil company from a single location.

•	Mauritania — We operate two aircraft and provide services to an international oil company from a single location.

•	Morocco — We operate one aircraft and provide helicopter services to an international oil company from a single location.

•	Russia — We operate nine aircraft from three locations on Sakhalin Island and provide both helicopter and fixed wing services to international oil companies and domestic customers.

•	Turkmenistan — We operate two aircraft through our 51% interest in Turkmenistan Helicopters Limited (“THL”), a Turkmenistan corporation. THL provides helicopter services to an international oil company from a single location.

EH Centralized Operations

Our EH Centralized Operations business unit is comprised of our technical services business, other non-flight services business (e.g., provision of spare parts as well as maintenance and supply chain services to other Eastern Hemisphere business units) in the Eastern Hemisphere and division level expenses for our Eastern Hemisphere businesses. These operations are not included within any other business unit as they are managed separate and apart from these other operations. During fiscal year 2008, our EH Centralized Operations business unit contributed 1% of our gross revenue.

Our technical services portion of this business unit provides helicopter repair services from facilities located in Redhill, England, and Aberdeen, Scotland. While most of this work is performed on our own aircraft, some of these services are performed for third parties and unconsolidated affiliates.

We own a 50% interest in each of FBS, FBH and FB Leasing Limited (“FBL”) (collectively, the “FB Entities”), U.K. corporations which principally provide pilot training, maintenance and support services. Most of the FB Entities’ revenue is earned under an agreement with the British military that runs through March 31, 2012. The FB Entities provide services to military organizations in other countries as well. FBS and FBL own and operate a total of 59 aircraft.

Global Training

On April 2, 2007, we acquired all of the common equity of HAI, a leading flight training provider with operations in Titusville, Florida, and Concord, California. Upon purchase, HAI was renamed Bristow Academy, which, when combined with our existing training facilities in Norwich, England, forms a central core of our new Global Training division. Additionally, we acquired Vortex, a flight training school in New Iberia, Louisiana in November 2007.

We have made the strategic decision to expand our existing training operations based upon the anticipated long-term demand for skilled pilot and aircraft maintenance personnel in the rotorwing aviation services business. This view is based upon internal analysis of our existing pilot and aircraft maintenance personnel compared to requirements to meet growing demand and from public comments made by other participants in the rotorwing aviation services industry (both relating to offshore energy services and other sectors) regarding general shortages in qualified, experienced personnel. We believe that entry into the ab initio (“beginning”) aviation training business provides us with a strategic advantage over competitors. Bristow Academy represented 1% of consolidated revenue for fiscal year 2008. We expect profitability of Bristow Academy to improve in future periods, although the primary value of this business is the supply of pilots for use in our global operations. During fiscal year 2008, approximately 200 pilots graduated from Bristow Academy, and we hired 47 pilots into our other business units who are recent graduates of Bristow Academy.

Bristow Academy is a leading provider of aviation training services with over 20 years experience. Bristow Academy trains students from around the world to become helicopter pilots. Our ab initio flight training program typically lasts nine to twelve months and culminates with a student completing approximately 200 hours of flight instruction, passing written and flight exams and obtaining a commercial pilot license with instrument rating and flight instructor qualifications. Later, with 500 to 1,000 hours of flight experience, these employees then become qualified for offshore flight operations and have the opportunity to join Bristow’s Helicopter Services operations. Alternatively, graduates of Bristow Academy may pursue aviation careers in any number of flight services sectors. Currently, Bristow Academy has approximately 200 students enrolled in ab initio flight training. Additionally, Bristow has historically provided continuing education to its own staff of pilots and aircraft maintenance personnel worldwide.

Customers and Contracts

The principal customers for our Helicopter Services are national and international oil and gas companies. During fiscal years 2006, 2007 and 2008, respectively, the Shell Companies accounted for 10%, 18% and 21%, respectively, of our gross revenue. No other customer accounted for 10% or more of our gross revenue during those periods. During fiscal year 2008, our top ten customers accounted for 57% of our gross revenue.

Our helicopter contracts are generally based on a two-tier rate structure consisting of a daily or monthly fixed fee plus additional fees for each hour flown. We also provide services to customers on an “ad hoc” basis, which usually entails a shorter notice period and shorter duration. Our charges for ad hoc services are generally based on an hourly rate, or a daily or monthly fixed fee plus additional fees for each hour flown. Generally, our ad hoc services have a higher margin than our other helicopter contracts due to supply and demand dynamics. In addition, our standard rate structure is based on fuel costs remaining at or below a predetermined threshold. Fuel costs in excess of this threshold are generally charged to the customer. We also derive revenue from reimbursements for third party out of pocket cost such as certain landing and navigation costs, consultant salaries, travel and accommodation costs, and dispatcher charges. The costs incurred that are rebilled to our customers are presented as reimbursable expense and the related revenue is presented as reimbursable revenue in our consolidated statements of income.

Our helicopter contracts are for varying periods and in certain cases permit the customer to cancel the charter before the end of the contract term. These contracts provide that the customer will reimburse us for cost increases associated with the contract and are cancelable by the customer with notice of generally 30 days in the U.S. Gulf of Mexico, 90 to 180 days in Europe and 90 days in West Africa. In North America, we generally enter into short-term contracts for twelve months or less, although we occasionally enter into longer-term contracts. In Europe, contracts are longer term, generally between two and five years. In South and Central America, West Africa, Southeast Asia and Other International, contract length generally ranges from three to five years. At the expiration of a contract, our customers often negotiate renewal terms with us for the next contract period. In other instances, customers solicit new bids at the expiration of a contract. Contracts are generally awarded based on a number of factors, including price, quality of service, operational experience, record of safety, quality and type of equipment, customer relationship and professional reputation. Incumbent operators typically have a competitive advantage in the bidding process based on their relationship with the customer, knowledge of the site characteristics and understanding of the cost structure of the operations.

Competition

The helicopter transportation business is highly competitive throughout the world. We compete against several providers in almost all of our regions of operation. We have several significant competitors in the U.S. Gulf of Mexico, two significant competitors in the North Sea and one significant competitor in Nigeria. We believe that it is difficult for additional significant competitors to enter our industry because it requires considerable capital investment, working capital, a complex system of onshore and offshore bases, personnel and operating experience. However, these requirements can be overcome with the appropriate level of customer support and commitment. In addition, while not the predominant practice, certain of our customers and potential customers in the offshore energy industry perform their own helicopter services on a limited basis.

Generally, customers charter helicopters on the basis of competitive bidding. In some situations, our customers may renew or extend existing contracts without employing a competitive bid process. Contracts in our North America business unit are generally renewable on an annual or shorter basis. For our operations in the North Sea and other international locations, contracts tend to be of longer duration. While price is a key determinant in the award of a contract to a successful bidder, quality of service, operational experience, record of safety, quality and type of equipment, customer relationship and professional reputation are also factors taken into consideration. Since certain of our customers in the offshore energy industry have the capability to perform their own helicopter services, our ability to increase charter rates may be limited under certain circumstances.

Safety, Industry Hazards and Insurance

Hazards, such as harsh weather and marine conditions, mechanical failures, crashes and collisions are inherent in the offshore transportation industry and may cause losses of equipment and revenue, and death or injury to personnel. We have an industry leading safety record. Our air accident rate per 100,000 flight hours is substantially less than that of both the U.S. civil turbine engine helicopter average and the global oil and gas production helicopter average over the past four years for which data is published.

In fiscal year 2008, we had two helicopter crashes resulting in fatalities, both of which are still under investigation, and one other helicopter accident which resulted in no fatalities. In fiscal year 2007, we had no accidents resulting in fatalities. In fiscal year 2006, we had one helicopter accident in the U.S. Gulf of Mexico that resulted in two fatalities. Our accident rates have typically been significantly lower than the industry average.

During the fourth quarter of fiscal year 2007, we launched a global safety campaign to further improve and enhance safety. It is called ‘Target Zero’, as our common safety vision is to have zero accidents, zero harm to people, and zero harm to the environment. In conjunction with this initiative, we completed a global safety culture survey across most of our operations, providing us insight regarding our employees’ views about safety. Safety leadership workshops commenced in late April 2007 and have been delivered to over 550 managers and supervisors throughout fiscal year 2008. In early fiscal year 2009, we have extended the Target Zero program to ten additional seminars in which we are training champions (line pilots, maintenance staff and supervisors) who will continue to cascade the safety training to all line employees.

We maintain hull and liability insurance, which generally insures us against damage to our aircraft, as well as certain legal liabilities to others. We also carry workers’ compensation, employers’ liability, auto liability, property and casualty coverages for most of our U.S. and U.K. operations. We believe that our insurance coverage will be adequate to cover any claims ultimately paid related to accidents which have occurred in the past. It is also our policy to carry insurance for, or require our customers to indemnify us against, expropriation, war risk and confiscation of the helicopters we use in our operations internationally.

Terrorist attacks, the continuing threat of terrorist activity and economic and political uncertainties (including, but not limited to, our operations in Nigeria), may significantly affect our premiums for much of our insurance program. There is no assurance that in the future we will be able to maintain our existing coverage or that we will not experience substantial increases in premiums, nor is there any assurance that our liability coverage will be adequate to cover all potential claims that may arise.

Employees

As of March 31, 2008, we employed 3,644 employees. The following table shows the number of employees by business unit at March 31, 2008:

North America	1,044
South and Central America	177
Europe	604
West Africa	766
Southeast Asia	308
Other International	335
EH Centralized Operations	204
Bristow Academy	165
Corporate	41

3,644

We employ approximately 330 pilots in our North America business unit who are represented by the Office and Professional Employees International Union (“OPEIU”) under a collective bargaining agreement. We and the pilots represented by the OPEIU ratified an amended collective bargaining agreement on April 4, 2005. The terms under the amended agreement are fixed until October 3, 2008 and include wage increases for the pilot group and improvements to several benefit plans. We do not believe that these increases place us at a competitive, financial or operational disadvantage.

Additionally, as of March 31, 2008, substantially all of our employees in the U.K., Nigeria and Australia are represented by collective bargaining or union agreements which are ongoing. With respect to the U.K., these agreements have no specific termination dates. The collective bargaining agreements in Nigeria renew annually, typically on a retroactive basis.

We are currently involved in negotiations with unions representing our pilots and engineers in the U.K. As a result of the negotiations complete to date, labor rates under our existing contracts increased 4-5% starting in July 2007, and the new labor rates will continue through June 2008.

During the three months ended December 31, 2007, we completed annual contract negotiations with the unions in Nigeria, which resulted in increased labor costs.

As part of a strategic review and reorganization that commenced in 2007, our West Africa business unit embarked upon a plan to indigenize the local work force in line with the federal government targets for national development and content. A large scale training program was embarked upon in collaboration with air schools in South Africa and Bristow Academy in the U.S. to train Nigerian pilots. In addition to the pilot training, an initiative was put in place to foster and develop a partnership with the Nigeria College of Aviation Technology to train Nigerian engineers for the Nigerian Civil Aviation Authority examinations.

In April 2008, an agreement was successfully negotiated with the pilot’s union in Australia. The agreement extends to June 30, 2010 and we do not anticipate any industrial action by pilots prior to the expiration of the agreement. The agreement was lodged with the relevant authorities to become binding on all parties at the beginning of May 2008. As a result of this agreement, labor rates increased 20.4%, portions of which were retroactive to May 2007 and January 2008. Additional increases of 5% will become effective in September 2008 and July 2009.

Many of the employees of our affiliates are represented by collective bargaining agreements. Periodically, certain groups of our employees who are not covered by a collective bargaining agreement consider entering into such an agreement. We believe that our relations with our employees are generally satisfactory. We do not expect increased labor rates to result in a decline in our operating margins over the long-term.

Government Regulation

United States

As a commercial operator of aircraft, our U.S. operations are subject to regulations under the Federal Aviation Act of 1958, as amended, and other laws. We carry persons and property in our helicopters under an Air Taxi Certificate granted by the FAA. The FAA regulates our U.S. flight operations and, in this respect, exercises jurisdiction over personnel, aircraft, ground facilities and certain technical aspects of our operations. The National Transportation Safety Board is authorized to investigate aircraft accidents and to recommend improved safety standards. Our U.S. operations are also subject to the Federal Communications Act of 1934 because we use radio facilities in our operations.

Under the Federal Aviation Act, it is unlawful to operate certain aircraft for hire within the U.S. unless such aircraft are registered with the FAA and the FAA has issued an operating certificate to the operator. As a general rule, aircraft may be registered under the Federal Aviation Act only if the aircraft are owned or controlled by one or more citizens of the U.S. and an operating certificate may be granted only to a citizen of the U.S. For purposes of these requirements, a corporation is deemed to be a citizen of the U.S. only if at least 75% of its voting interests are owned or controlled by U.S. citizens, the president of our company is a U.S. citizen, two-thirds or more of our directors are U.S. citizens and our company is under the actual control of U.S. citizens. If persons other than U.S. citizens should come to own or control more than 25% of our voting interest or if any of the other requirements were not met, we have been advised that our aircraft may be subject to deregistration under the Federal Aviation Act, and we may lose our ability to operate within the U.S. Deregistration of our aircraft for any reason, including foreign ownership in excess of permitted levels, would have a material adverse effect on our ability to conduct operations within our North America business unit. Therefore, our organizational documents currently provide for the automatic suspension of voting rights of shares of our outstanding voting capital stock owned or controlled by non-U.S. citizens, and our right to redeem those shares, to the extent necessary to comply with these requirements. As of March 31, 2008, approximately 1,970,000 shares of our common stock, par value $.01 per share, were held by persons with foreign addresses. These shares represented approximately 8.2% of our total outstanding common stock as of March 31, 2008. Our foreign ownership may fluctuate on each trading day because a substantial portion of our common stock and our Preferred Stock is publicly traded.

United Kingdom

Our operations in the U.K. are subject to the Civil Aviation Act 1982 and other similar English and European statutes and regulations. We carry persons and property in our helicopters pursuant to an operating license issued by the Civil Aviation Authority (“CAA”). The holder of an operating license must meet the ownership and control requirements of Council Regulation 2407/92. To operate under this license, the company through which we conduct operations in the U.K., Bristow Helicopters Ltd., must be owned directly or through majority ownership by European Union nationals, and must at all times be effectively controlled by them. Bristow Helicopters Ltd. is a wholly owned subsidiary of Bristow Aviation. We own 49% and hold certain put/call rights over additional shares of common stock of Bristow Aviation.

The CAA regulates our U.K. flight operations and exercises jurisdiction over personnel, aircraft, ground facilities and certain technical aspects of those operations. The CAA often imposes improved safety standards. Under the Licensing of Air Carriers Regulations 1992, it is unlawful to operate certain aircraft for hire within the U.K. unless such aircraft are approved by the CAA. Changes in U.K. or European Union statutes or regulations, administrative requirements or their interpretation may have a material adverse effect on our business or financial condition or on our ability to continue operations in these areas.

Other

Our operations in areas other than the U.S. and the U.K. also are subject to local governmental regulations that may limit foreign ownership of aviation companies. Because of these local regulations, we conduct some of our operations through entities in which local citizens own a majority interest and we hold only a minority interest, or under contracts that provide for us to operate assets for the local companies or to conduct their flight operations. This includes our operations in Kazakhstan, Russia and Turkmenistan. Changes in local laws, regulations or administrative requirements or their interpretation may have a material adverse effect on our business or financial condition or on our ability to continue operations in these areas.

Environmental

All of our operations are subject to laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment. If we fail to comply with these environmental laws and regulations, administrative, civil and criminal penalties may be imposed, and we may become subject to regulatory enforcement actions in the form of injunctions and cease and desist orders. We may also be subject to civil claims arising out of a pollution event. These laws and regulations may expose us to strict, joint and several liability for the conduct of or conditions caused by others or for our own acts even though these actions were in compliance with all applicable laws at the time they were performed. To date, such laws and regulations have not had a material adverse effect on our business, results of operations or financial condition.

Increased public awareness and concern over the environment, however, may result in future changes in the regulation of the offshore energy industry, which in turn could adversely affect us. The trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment, and thus there can be no assurance as to the effect of such regulation on our operations or on the operations of our customers. We try to anticipate future regulatory requirements that might be imposed and plan accordingly to remain in compliance with changing environmental laws and regulations and to minimize the costs of such compliance. We do not believe that compliance with federal, state or local environmental laws and regulations will have a material adverse effect on our business, financial position or results of operations. We cannot assure you, however, that future events, such as changes in existing laws, the promulgation of new laws, or the development or discovery of new facts or conditions will not cause us to incur significant costs. Below is a discussion of the material U.S. environmental laws and regulations that relate to our business. We believe that we are in substantial compliance with all of these environmental laws and regulations.

Under the Comprehensive Environmental Response, Compensation and Liability Act, referred to as CERCLA or the Superfund law, and related state laws and regulations, strict, joint and several liability can be imposed without regard to fault or the legality of the original conduct on certain classes of persons that contributed to the release of a hazardous substance into the environment. These persons include the owner and operator of a contaminated site where a hazardous substance release occurred and any company that transported, disposed of or arranged for the transport or disposal of hazardous substances, even from inactive operations or closed facilities, that have been released into the environment. In addition, neighboring landowners or other third parties may file claims for personal injury, property damage and recovery of response cost. We currently own, lease, or operate properties and facilities that, in some cases, have been used for industrial activities for many years. Hazardous substances, wastes, or hydrocarbons may have been released on or under the properties owned or leased by us, or on or under other locations where such substances have been taken for disposal. In addition, some of these properties have been operated by third parties or by previous owners whose treatment and disposal or release of hazardous substances, wastes, or hydrocarbons was not under our control. These properties and the substances disposed or released on them may be subject to CERCLA and analogous state statutes. Under such laws, we could be required to remove previously disposed substances and wastes, remediate contaminated property, or perform remedial activities to prevent future contamination. These laws and regulations may also expose us to liability for our acts that were in compliance with applicable laws at the time the acts were performed. We have been named as a potentially responsible party in connection with certain sites. See further discussion under Item 3. “Legal Proceedings” included in our Annual Report on Form 10-K for the fiscal year ended March 31, 2008, incorporated herein by reference.

In addition, since our operations generate wastes, including some hazardous wastes, we may be subject to the provisions of the Resource, Conservation and Recovery Act, or RCRA, and analogous state laws that limit the approved methods of disposal for some types of hazardous and nonhazardous wastes and require owners and operators of facilities that treat, store or dispose of hazardous waste and to clean up releases of hazardous waste constituents into the environment associated with their operations. Some wastes handled by us in our field service activities that currently are exempt from treatment as hazardous wastes may in the future be designated as “hazardous wastes” under RCRA or other applicable statutes. If this were to occur, we would become subject to more rigorous and costly operating and disposal requirements.

The Federal Water Pollution Control Act, also known as the Clean Water Act, and analogous state laws impose restrictions and strict controls regarding the discharge of pollutants into state waters or waters of the U.S. The discharge of pollutants into jurisdictional waters is prohibited unless the discharge is permitted by the U.S. Environmental Protection Agency, also referred to as the EPA, or applicable state agencies. Some of our properties and operations require permits for discharges of wastewater and/or stormwater, and we have a system in place for securing and maintaining these permits. In addition, the Oil Pollution Act of 1990 imposes a variety of requirements on responsible parties related to the prevention of oil spills and liability for damages, including natural resource damages, resulting from such spills in the waters of the U.S. A responsible party includes the owner or operator of a facility. The Clean Water Act and analogous state laws provide for administrative, civil and criminal penalties for unauthorized discharges and, together with the Oil Pollution Act, impose rigorous requirements for spill prevention and response planning, as well as substantial potential liability for the costs of removal, remediation, and damages in connection with any unauthorized discharges.

Some of our operations also result in emissions of regulated air pollutants. The Federal Clean Air Act and analogous state laws require permits for facilities that have the potential to emit substances into the atmosphere that could adversely affect environmental quality. Failure to obtain a permit or to comply with permit requirements could result in the imposition of substantial administrative, civil and even criminal penalties.

Our facilities and operations are also governed by laws and regulations relating to worker health and workplace safety, including the Federal Occupational Safety and Health Act, or OSHA. We believe that appropriate precautions are taken to protect our employees and others from harmful exposure to potentially hazardous materials handled and managed at our facilities, and that we operate in substantial compliance with all OSHA or similar regulations.

Our operations outside of the U.S. are subject to similar foreign governmental controls relating to protection of the environment. We believe that, to date, our operations outside of the U.S. have been in substantial compliance with existing requirements of these foreign governmental bodies and that such compliance has not had a material adverse effect on our operations. There is no assurance, however, that future expenditures to maintain compliance will not become material.

DESCRIPTION OF INDEBTEDNESS

The following is a summary of certain of our other indebtedness. This summary does not purport to be complete and is qualified in its entirety by reference to the provisions in the documents governing such indebtedness, some of which are filed as exhibits to our reports filed with the SEC. See “Where You Can Find More Information.”

7 1/2% Senior Notes

On June 13 and November 13, 2007, we completed offerings totaling $350 million of 7 1/2% Senior Notes, of which $50 million of the notes were issued for a premium of $0.6 million which is being amortized over the life of the notes as a reduction of interest expense. These notes are unsecured senior obligations and rank effectively junior in right of payment to all of the company’s existing and future secured indebtedness, rank equally in right of payment with our existing and future senior unsecured indebtedness and rank senior in right of payment to any of our existing and future subordinated indebtedness. The 7 1/2% Senior Notes are guaranteed by certain of our U.S. subsidiaries (the “guarantor subsidiaries”), which are the same subsidiaries that are guarantors of the $230 million 6 1/8% Senior Notes. The indenture for the 7 1/2% Senior Notes includes restrictive covenants which limit, among other things, our ability to incur additional debt, issue disqualified stock, pay dividends, repurchase stock, invest in other entities, sell assets, incur additional liens or security, merge or consolidate the company, and enter into transactions with affiliates. In addition, holders of the 7 1/2% Senior Notes may require us to repurchase all or part of their notes following a “change of control” (as defined in the indenture) of our company. Certain of these restrictions will cease to apply following the 7 1/2% Senior Notes receiving an investment grade rating from Moody’s and Standard & Poor’s, so long as no event of default has occurred and is continuing. Interest on the 7 1/2% Senior Notes is paid on March 15 and September 15 of each year, and the 7 1/2% Senior Notes mature on September 15, 2017. The 7 1/2% Senior Notes are redeemable at our option; however, any payment or re-financing of these notes prior to September 15, 2012 is subject to a make-whole premium, and any payment or re-financing is subject to a prepayment premium of 103.75%, 102.50% and 101.25% if redeemed during the twelve-month period beginning on September 15 of 2012, 2013 and 2014, respectively.

6 1/8% Senior Notes

On June 20, 2003, we completed an offering of $230 million 6 1/8% Senior Notes. These notes are unsecured senior obligations and rank effectively junior in right of payment to all the company’s existing and future secured indebtedness, rank equally in right of payment with our existing and future senior unsecured indebtedness and rank senior in right of payment to any of our existing and future subordinated indebtedness. The 6 1/8% Senior Notes are guaranteed by the guarantor subsidiaries. The indenture to the 6 1/8% Senior Notes includes restrictive covenants which limit, among other things, our ability to pay cash dividends to stockholders; incur additional debt, issue disqualified stock, repurchase stock, invest in other entities, sell assets, incur additional liens or security interests, merge or consolidate the company, and enter into transactions with affiliates. In addition, holders of the 6 1/8% Senior Notes may require us to repurchase all or part of their notes following a “change of control” (as defined in the indenture) of our company. Certain of these restrictions will cease to apply following the 6 1/8% Senior Notes receiving an investment grade rating from Moody’s and Standard & Poor’s, so long as no event of default has occurred and is continuing. Interest on the 6 1/8% Senior Notes is paid on June 15 and December 15 of each year, and the 6 1/8% Senior Notes mature on June 15, 2013. The 6 1/8% Senior Notes are redeemable at our option; however, any payment or re-financing of these notes prior to June 15, 2008 is subject to a make-whole premium and any payment or re-financing after June 15, 2008 but prior to June 15, 2011 is subject to a prepayment premium (approximately 103%, 102% and 101% in June 15, 2008, 2009 and 2010, respectively).

Term Loan

In May 2007, BriLog Leasing Ltd., a subsidiary of ours, completed a new $18.7 million term loan financing, which is repayable by BriLog in quarterly installments with the first payment of $0.3 million in June 2007, followed by thirty-two consecutive quarterly principal payments of $0.6 million, the first of which was paid in September 2007. Interest is payable on the term loan at LIBOR plus a margin of 1.25% (about 3.95% as of March 31, 2008). The term loan is secured by the two aircraft, and we have provided a parent guarantee of the loan.

Hemisco Helicopters International, Inc. Note

As discussed in Note 3 in the Notes to the Consolidated Financial Statements included elsewhere in this prospectus supplement, in order to improve the financial condition of Heliservicio, we and our joint venture partner, Compania Inversora Corporativa, S.A de C.V (“CIC”), completed a recapitalization of Heliservicio on August 19, 2005. As a result of this recapitalization, Heliservicio’s two shareholders, the company and CIC, have notes payable to Hemisco of $4.4 million and $4.6 million, respectively, and obligations of Heliservicio in the same amounts were cancelled thereby increasing its capital. The $4.4 million note owed by us to Hemisco bears interest at 3% annually and is due on July 31, 2015.

Advance From Customer

This advance was made in relation to value added tax items in Kazakhstan and is non-interest bearing.

Sakhalin Debt

On July 16, 2004, we assumed various existing debt liabilities that were outstanding and secured against assets purchased as part of our acquisition of a business in Sakhalin, Russia. Two promissory notes totaling $0.8 million as of March 31, 2008 are being repaid over five years at an interest rate of 8.5% and are scheduled to be fully paid in 2009 and 2010. The other liabilities assumed include a finance lease on an aircraft totaling $2.2 million as of March 31, 2008, with an interest rate of 8.5% and expiring in fiscal year 2009 with a final termination payment of $2.0 million; and a note to the former owner of $0.2 million at March 31, 2008 which will be repaid in fiscal year 2009.

Senior Secured Credit Facilities

In August 2006, we entered into our syndicated senior secured Credit Facilities which consist of a $100 million revolving credit facility (with a subfacility of $25 million for letters of credit) and a $25 million letter of credit facility. Under the original agreement the aggregate commitments under the revolving credit facility may be increased to $200 million at our option following our 6 1/8% Senior Notes receiving an investment grade credit rating from Moody’s or Standard & Poor’s (so long as the rating of the other rating agency of such notes is no lower than one level below investment grade). As of March 31, 2008, our Moody’s and Standard & Poor’s ratings were Ba2 and BB, respectively, which are two levels below the investment grade ratings of Baa3 and BBB-, respectively. In May 2007, November 2007 and June 2008 we amended the Credit Facilities to increase the amount of permitted additional indebtedness to $325 million, $375 million and $625 million, respectively. The revolving credit facility may be used for general corporate purposes, including working capital and acquisitions. The letter of credit facility is used to issue letters of credit supporting or securing performance of statutory obligations, surety or appeal bonds, bid or performance bonds and similar obligations.

Borrowings under the revolving credit facility bear interest at an interest rate equal to, at our option, either the Base Rate or LIBOR (or EURIBO, in the case of Euro-denominated borrowings) plus the applicable margin. “Base Rate” means the higher of (1) the prime rate and (2) the Federal Funds rate plus 0.5% per annum. The applicable margin for borrowings range from 0.0% and 2.5% depending on whether the Base Rate or LIBOR is used, and is determined based on our credit rating. Fees owed on letters of credit issued under either the revolving credit facility or the letter of credit facility are equal to the margin for LIBOR borrowings. Based on our current ratings, the margins on Base Rate and LIBOR borrowings were 0.0% and 1.25%, respectively, as of March 31, 2008. There is also a commitment fee of 0.20% on undrawn borrowing capacity. Interest is payable at least quarterly, and the Credit Facilities mature in August 2011. Our obligations under the Credit Facilities are guaranteed by certain of our principal domestic subsidiaries and secured by the accounts receivable, inventory and equipment (excluding aircraft and their components) of Bristow Group Inc. and the guarantor subsidiaries, and the capital stock of certain of our principal foreign subsidiaries.

In addition, the Credit Facilities include covenants which are customary for these types of facilities, including certain financial covenants and restrictions on the ability of Bristow Group Inc. and its subsidiaries to enter into certain transactions, including those that could result in the incurrence of additional liens and indebtedness; the making of loans, guarantees or investments; sales of assets; payments of dividends or repurchases of our capital stock; and entering into transactions with affiliates.

In addition, the Credit Facilities contain various financial covenants, including, among others:

•	a covenant to maintain a leverage ratio not greater than 4.00:1.00;

•	a covenant to maintain an interest coverage ratio of not less than 3.00:1.00;

•	a covenant not to permit our consolidated net worth at any time to be less than an amount equal to the sum of (i) $485,216,000, plus (ii) as of the end of each fiscal quarter, 50% of our positive cumulative consolidated net income since March 31, 2006; plus (iii) 100% of the amount by which our total stockholders’ investment is increased as a result of any public or private offering of capital stock;

•	a covenant that during the time certain permitted investments exceed 5% of our consolidated net tangible assets, we will maintain a ratio of collateral asset value to senior secured debt of at least 1.20:1.00;

•	restrictions on conducting hedging transactions except in the ordinary course of business;

•	restrictions on amending our material agreements; and

•	restrictions on making changes to our accounting practices.

As of March 31, 2008, we had $0.4 million in letters of credit outstanding under the letter of credit facility and no borrowings or letters of credit outstanding under the revolving credit facility.

U.K. Facilities

As of March 31, 2008, Bristow Aviation had a £3.0 million ($6.0 million) facility for bank guarantees, of which £0.5 million ($1.0 million) was outstanding, and a £1.0 million ($2.0 million) net overdraft facility, under which no borrowings were outstanding. Both facilities are with a U.K. bank. The letter of credit facility is provided on an uncommitted basis, and outstanding letters of credit bear fees at a rate of 0.7% per annum. Borrowings under the net overdraft facility are payable upon demand and bear interest at the bank’s base rate plus a spread that can vary between 1% and 3% per annum depending on the net overdraft amount. The net overdraft facility will be reviewed by the bank annually on August 31 and is cancelable at any time upon notification from the bank. The facilities are guaranteed by certain of Bristow Aviation’s subsidiaries and secured by a negative pledge of Bristow Aviation’s assets.

RLR Note

RLR financed 90% of the purchase price of six aircraft acquired in July 2003 through a five-year $31.8 million term loan (the “RLR Note”). The RLR Note has $19.0 million remaining outstanding and is secured by the six aircraft which have a cumulative carrying value of $24.0 million as of March 31, 2008. The company and the other shareholder of RLR have guaranteed 49% and 51%, respectively, of the RLR Note outstanding. As of March 31, 2008, the company and the other shareholder had guaranteed $9.3 million and $9.7 million, respectively. In addition, the lender has a put option concerning the RLR Note, which it may exercise if the aircraft are not returned to the U.S. within 30 days of a default on the RLR Note. Any such exercise would require us to purchase 100% of the RLR Note from the lender. We simultaneously entered into a similar agreement with the other RLR shareholder which requires that, in event of exercise by the lender of its put option to us, the other shareholder will be required to purchase 51% of the RLR Note from us. As of March 31, 2008, a liability of $0.6 million representing the fair value of this guarantee was reflected in our consolidated balance sheet in other accrued liabilities. The fair value of the guarantee is being amortized over the term of the RLR Note which matures in July 2008. We expect the RLR Note to be refinanced prior to maturity.

DESCRIPTION OF THE NOTES

We will issue the notes as a series of debt securities under an indenture, as supplemented by a supplemental indenture, to be dated as of the closing date of this offering between us, the subsidiary guarantors and U.S. Bank National Association, as trustee. We refer to the indenture and any supplemental indenture collectively as the “indenture”. The indenture is governed by the Trust Indenture Act of 1939, or the “Trust Indenture Act.” The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the notes.

In this description, the words “we,” “us,” or “our” refer only to Bristow Group Inc. and not to any of its subsidiaries.

You may request a copy of the indenture from us. See “Where You Can Find More Information.”

General

We are offering $100,000,000 aggregate principal amount of our     % Convertible Senior Notes due 2038 (or $115,000,000 if the underwriters exercise their option to purchase additional notes in full), which we refer to as the “notes.” We use the term “note” in this prospectus supplement to refer to each $1,000 principal amount of notes. The notes will mature on June 15, 2038, subject to earlier conversion, redemption or repurchase.

The notes:

•	will be general unsecured senior obligations;

•	will be issued in denominations of $1,000 and integral multiples of $1,000;

•	will be represented by one or more registered notes in global form, but in certain limited circumstances may be represented by notes in certificated form as described below under “— Book-Entry, Settlement and Clearance;”

•	will not be subject to defeasance or any sinking fund provision;

•	will rank equally in right of payment to any of our existing or future unsecured senior debt;

•	will be unconditionally guaranteed on a senior basis by those of our subsidiaries that currently provide guarantees of our other senior notes or our revolving credit facility, as well as certain future subsidiaries; and

•	will effectively rank junior to any of our secured debt to the extent of the value of the assets securing such indebtedness, and will be structurally subordinated to all liabilities of our subsidiaries that are not guarantors.

On or prior to the business day immediately preceding the maturity date, subject to certain conditions described herein, the notes may be converted into cash and, if applicable, shares of our common as described below under “— Conversion Rights — Payment Upon Conversion.” Holders will not receive any separate cash payment for interest, if any, accrued and unpaid to the conversion date except under the circumstances described below under “— Conversion Rights — Conversion Procedures.”

We may redeem the notes at our option, in whole or in part, beginning on June 15, 2015, as described below under “— Optional Redemption by Us.”

The notes will be subject to repurchase by us at the holders’ option on June 15, 2015, June 15, 2020, June 15, 2025, June 15, 2030, and June 15, 2035, on the terms and at the repurchase prices set forth below under “— Repurchase of Notes by Us at Option of Holder.”

The notes will also be subject to repurchase by us at the holders’ option upon the occurrence of a fundamental change, on the terms and at the purchase prices set forth below under “— Fundamental Change Permits Holders to Require Us to Purchase Notes.”

If any interest payment date, maturity date, redemption date, repurchase date or fundamental change repurchase date falls on a day that is not a business day, then the required payment or delivery will be made on the next succeeding business day with the same force and effect as if made on the date that the payment or delivery was due, and no additional interest will accrue on that payment for the period from and after the interest payment date, maturity date, redemption date, repurchase date or fundamental change repurchase date, as the case may be, to that next succeeding business day.

We may, without the consent of the holders, issue additional notes under the indenture with the same terms and with the same CUSIP numbers as the notes offered hereby in an unlimited aggregate principal amount; provided that no such additional notes will be treated as part of the same series as the notes unless they will be fungible with the notes offered hereby for U.S. federal income tax purposes. We may also from time to time repurchase the notes in open market purchases or negotiated transactions without prior notice to holders.

The registered holder of a note will be treated as the owner of it for all purposes.

The indenture does not limit the amount of debt that may be issued by us or our subsidiaries under the indenture or otherwise. We may issue debt securities of other series from time to time under the indenture.

Other than restrictions described under “— Fundamental Change Permits Holders to Require Us to Purchase Notes” and “— Consolidation, Merger and Sale of Assets” below, and except for the provisions set forth under “— Conversion Rights — Increase of Applicable Conversion Rate Upon Conversion Upon Make-Whole Fundamental Change,” the indenture does not contain any covenants or other provisions designed to afford holders of the notes protection in the event of a change of control or highly leveraged transaction involving us or in the event of a decline in our credit rating, including as a result of a takeover, recapitalization, highly leveraged transaction or similar restructuring involving us that could adversely affect the holders of the notes.

Payments on the Notes; Paying Agent and Registrar

We will pay the principal of certificated notes at the office or agency designated by us in the United States. We have initially designated a corporate trust office of U.S. Bank National Association, as the paying agent and registrar of the notes and its agency in New York, New York, as a place where notes may be presented for payment or for registration of transfer. We may, however, change the paying agent or registrar without prior notice to the holders of the notes, and we may act as paying agent or registrar. Interest on certificated notes will be payable (1) to holders holding certificated notes having an aggregate principal amount of $1,000,000 or less of notes by check mailed to the holders of such notes and (2) to holders holding certificated notes having an aggregate principal amount of more than $1,000,000 of notes either by check mailed to each holder or, upon application by a holder to the registrar not later than the relevant record date, by wire transfer in immediately available funds to that holder’s account within the United States, which application shall remain in effect until the holder notifies, in writing, the registrar to the contrary.

We will pay principal of and interest on notes in global form registered in the name of or held by The Depository Trust Company or its nominee in immediately available funds to The Depository Trust Company or its nominee, as the case may be, as the registered holder of such global note.

Interest

The notes will bear interest at a rate of     % per year. Interest will accrue from          , 2008, and will be payable semi-annually in arrears on June 15 and December 15 of each year, beginning December 15, 2008.

Interest will be paid to the person in whose name a note is registered at the close of business on June 1 or December 1 (each a “record date”), as the case may be (whether or not a business day), immediately preceding the relevant interest payment date; provided, however, if notes are surrendered for conversion after 5:00 p.m., New York City time, on a regular record date but prior to 9:00 a.m., New York City time, on the immediately following interest payment date, holders of such notes at 5:00 p.m., New York City time, on the record date will receive the interest, if any, payable on such notes on the corresponding interest payment date notwithstanding the conversion. Notes, upon surrender for conversion during the period after 5:00 p.m., New York City time, on any regular record date but prior to 9:00 a.m., New York City time, on the immediately following interest payment date, must be accompanied by funds equal to the amount of interest, if any, payable on the notes so converted; provided that no such payment need be made:

•	if we have specified a redemption date or a fundamental change repurchase date (as defined below) that is after a record date and on or prior to the business day immediately following the interest payment date;

•	to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to such note; or

•	if the notes are surrendered for conversion after 5:00 p.m., New York City time, on the regular record date immediately preceding the maturity date and before 5:00 p.m., New York City time, on the business day immediately preceding the maturity date for the notes.

Interest on the notes will be computed on the basis of a 360-day year composed of twelve 30-day months.

Unless the context requires otherwise, all references to the term “interest” in this prospectus supplement are deemed to include additional interest, if any, that accrues and is payable in connection with our failure to comply with our reporting obligations under the indenture as set forth below under “— Events of Default.”

Subsidiary Guarantees

Our payment obligations under the notes will be jointly and severally guaranteed (the “subsidiary guarantees”) by all of our present material domestic and certain future subsidiaries (the “guarantors”). Initially, the guarantors will be the same subsidiaries who currently guarantee our existing 6 1/8% Senior Notes due 2013 and 7 1/2% Senior Notes due 2017. In the circumstances described below, the indenture may require certain of our other existing or future subsidiaries to execute supplements to the indenture providing for subsidiary guarantees. The obligations of each guarantor under its subsidiary guarantee will be a general unsecured obligation of such guarantor, ranking equal in right of payment with all other senior indebtedness of such guarantor and senior in right of payment to any subordinated indebtedness of such guarantor.

The indenture will provide that if, after issuance of the notes, any of our subsidiaries that is not a guarantor guarantees or becomes a co-obligor with respect to any indebtedness for money borrowed of us or another subsidiary guarantor, then such subsidiary shall, within 15 days thereof, execute a supplement to the indenture under which it shall become a guarantor of the notes in accordance with the terms of the indenture.

No guarantor may consolidate with or merge with or into (whether or not such guarantor is the surviving person) another person (other than us or another guarantor), whether or not affiliated with such guarantor, unless

(1) subject to the provisions of the following paragraph, the person formed by or surviving any such consolidation or merger (if other than such guarantor) shall execute a supplement to the indenture providing for a guarantee and deliver an opinion of counsel in accordance with the terms of the indenture;

(2) immediately after giving effect to such transaction, no default or event of default shall have occurred and be continuing.

In the event of a sale or other disposition (including by way of merger or consolidation) of all or substantially all of the assets or all of the capital stock of any guarantor owned by us our or subsidiaries, then such guarantor will be released and relieved of any obligations under its subsidiary guarantee. In addition, if no events of default have occurred and are continuing and a guarantor ceases to guarantee or be a co-obligor with respect to any indebtedness of us or another subsidiary guarantor for borrowed money, other than the notes, then upon delivery to the trustee of an officers’ certificate to the foregoing effect, the subsidiary guarantees will be released and the obligations discussed under “Subsidiary Guarantees” will cease to apply, subject to reinstatement if the foregoing release condition is no longer satisfied.

The obligations of any guarantor under its subsidiary guarantee will be limited to the maximum amount that will not result in the obligations of the guarantor under the subsidiary guarantee constituting a fraudulent conveyance or fraudulent transfer under federal or state law, after giving effect to any other contingent and fixed liabilities of the guarantor. See “Risk Factors.”

Ranking

The notes will be:

•	our general unsecured senior obligations;

•	equal (“pari passu”) in ranking with all of our existing and future unsecured senior indebtedness; and

•	senior in right of payment to all of our future subordinated indebtedness.

The subsidiary guarantees:

•	will be general unsecured, senior obligations of the guarantors;

•	will rank equally in right of payment to any other senior indebtedness of the guarantors; and

•	will rank senior in right of payment to any future subordinated indebtedness of the guarantors.

Not all of our subsidiaries will guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor subsidiaries, the non-guarantor subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to us. Revenue related to our non-guarantor subsidiaries constituted 70% of our operating revenue during fiscal year 2008 (excluding intercompany revenues), and our non-guarantor subsidiaries held approximately 57% of our consolidated assets as of March 31, 2008. As of March 31, 2008, the notes and the subsidiary guarantees would have ranked effectively junior in right of payment to $358.4 million of indebtedness and other liabilities, including trade payables, of our non-guarantor subsidiaries.

The notes and the subsidiary guarantees will be effectively subordinated in right of payment to all existing and future secured indebtedness of us or the guarantors to the extent of the value of the assets securing such indebtedness. As of March 31, 2008, we and the guarantors had no outstanding secured indebtedness.

Conversion Rights

General

Subject to the restrictions described below, a holder may convert any outstanding notes into cash and, if applicable, shares of our common stock in accordance with the procedures described below under “— Payment Upon Conversion”.

Prior to January 1, 2038, the notes will be convertible as provided herein only in the circumstances described below under “— Conversion Upon Satisfaction of Common Stock Price Condition,” “— Conversion Upon Satisfaction of Trading Price Condition,” “— Conversion Upon Notice of Redemption” or “— Conversion Upon Specified Corporate Transactions.” On or after January 1, 2038, a holder may surrender notes for conversion at any time prior to 5:00 p.m., New York City time, on the business day immediately preceding the maturity date without regard to the foregoing conditions. Notwithstanding the foregoing, a holder’s right to convert a note called for redemption will terminate at the close of business on the business day immediately preceding the redemption date for that note, unless we default in making the payment due upon redemption. In addition, if a holder has exercised its right to require us to repurchase its notes, subject to all other restrictions on conversion, such holder may not convert its notes unless it withdraws its repurchase notice prior to 5:00 p.m., New York City time, on the business day immediately preceding such repurchase date.

Our delivery to the holder of the settlement amount (as defined below under “— Payment Upon Conversion”) together with any cash payment for such holder’s fractional shares, will be deemed to satisfy our obligation to pay the principal amount of the notes and to satisfy our obligation to pay accrued and unpaid interest through the conversion date, except as provided above under “— Interest.” As a result, accrued interest is deemed paid in full rather than cancelled, extinguished or forfeited.

Holders of our ordinary shares issued upon conversion, if any, will not be entitled to receive any dividends payable to holders of our ordinary shares as of any record time or date before the applicable conversion date.

Conversion Upon Satisfaction of Common Stock Price Condition

With respect to any calendar quarter commencing after June 30, 2008, a holder may surrender any of its notes for conversion during such calendar quarter (and only during such quarter) if the last reported sale price of our common stock for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter is greater than 120% of the base conversion price (as defined below under “— Payment Upon Conversion”) on such last trading day.

“Trading day” means a day during which trading in our common stock generally occurs on the principal U.S. national or regional securities exchange on which our common stock is listed for trading and during which there is no market disruption event; provided that if our common stock is not listed for trading on a U.S. national or regional securities exchange, trading day will mean a business day.

The term “market disruption event” means (1) a failure by the primary exchange or quotation system on which our common stock trades or is quoted to open for trading during its regular trading session or (2) the occurrence or existence on any trading day for our common stock of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our common stock or in any options, contracts or future contracts relating to our common stock for an aggregate period in excess of one half hour.

Conversion Upon Satisfaction of Trading Price Condition

A holder may surrender notes for conversion prior to maturity during the five business-day period following any five consecutive trading-day period in which the trading price per $1,000 principal amount of notes, as determined by the trustee following a request by a holder of notes in accordance with the procedures described below, for each trading day of such five trading-day period was less than 97% of the product of the last reported sale price of our common stock for such trading day and the applicable conversion rate (determined for this purpose in the manner described below).

The trustee shall have no obligation to determine the trading price of the notes for this purpose unless we have requested such determination in writing, and we shall have no obligation to make such request unless a holder of at least $2,000,000 principal amount of notes provides us with reasonable evidence that the trading price of the notes on any date would be less than 97% of the product of the last reported sale price and the applicable conversion rate on such date. At such time, we shall instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price of the notes is greater than or equal to 97% of the product of the last reported sale price and the applicable conversion rate on such date.

For purposes of the foregoing, if the bid solicitation agent cannot reasonably obtain at least one bid for $5,000,000 aggregate principal amount of the notes from an independent nationally recognized securities dealer, then the trading price of the notes will be deemed to be less than 97% of the product of the last reported sale price of our common stock for such trading day and the applicable conversion rate.

“Trading price” of the notes on any determination date means the average of the secondary market bid quotations per note obtained by the bid solicitation agent for $5,000,000 aggregate principal amount of the notes at approximately 3:30 p.m., New York City time, on the determination date from three independent nationally recognized securities dealers we select; provided that if:

•	three such bids cannot reasonably be obtained by the bid solicitation agent, but two such bids are obtained, then the average of the two bids shall be used, and

•	only one such bid can reasonably be obtained by the bid solicitation agent, that one bid shall be used.

For purposes of the foregoing, the “applicable conversion rate” on any day will be (i) if the last reported sale price of our common stock on the trading day immediately preceding such day is less than or equal to the base conversion price, the base conversion rate and (ii) if such last reported sale price of our common stock is greater than the base conversion price, the base conversion rate plus a number of shares equal to the product of (a) the incremental share factor and (b) (1) the difference between such last reported sale price and the base conversion price divided by (2) such last reported sale price. The bid solicitation agent will initially be the trustee. We may change the bid solicitation agent, but the bid solicitation agent may not be an affiliate of ours.

The “last reported sale price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the principal U.S. national or regional securities exchange on which our common stock is listed for trading. If our common stock is not listed for trading on a U.S. national or regional securities exchange on the relevant date, the “last reported sale price” will be the last quoted bid price for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization. If our common stock is not so quoted, the “last reported sale price” will be the average of the mid-point of the last bid and ask prices for our common stock on the relevant date from each of at least three nationally recognized independent investment banking firms selected by us for this purpose.

Conversion Upon Notice of Redemption

A holder may surrender for conversion any note called for redemption at any time after we issue a notice of redemption and prior to the close of business on the business day prior to the redemption date, whether or not the notes are otherwise convertible at such time.

Conversion Prior to Maturity

A holder may surrender notes for conversion at any time during the period beginning January 1, 2038, and ending at the close of business on the business day immediately preceding the maturity date.

Conversion Upon Specified Corporate Transactions

If we elect to:

•	distribute, to all or substantially all holders of our common stock, rights, warrants or options entitling them to subscribe for or purchase, for a period expiring not more than 45 days from the record date of the distribution, shares of our common stock at a price per share less than the average of the last reported sale price of our common stock for each of the ten trading days immediately preceding the date that such distribution was first publicly announced; or

•	distribute, to all or substantially all holders of our common stock, cash or other assets, debt securities or certain rights or warrants to purchase our securities (excluding distributions described in clauses (1) and (2) under “Conversion Rate Adjustments”), which distribution has a per share value exceeding 15% of the average of the last reported sale price of our common stock for the ten trading days immediately preceding the date that such distribution was first publicly announced, we must notify the holders of notes at least 25 trading days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place. If the distribution does not occur as anticipated, we will issue a press release and notify holders who have elected to convert their notes promptly after we determine that the distribution will not occur and each such holder may elect to withdraw any then pending election to convert by a written notice of withdrawal delivered to the conversion agent within ten business days after we make such announcement. In such event, holders who do not make such a withdrawal election will receive the applicable settlement amount with respect to notes surrendered for conversion three trading days following the later of (i) the end of the applicable cash settlement averaging period, or (ii) the expiration of the ten business day withdrawal period referred to above. No adjustment to the ability of the holders to convert will be made if the holders are entitled to participate in the distribution without conversion.

In addition, if we are a party to a consolidation, merger, share exchange, sale of all or substantially all of our assets or other similar transaction (in each case other than with one of our wholly-owned subsidiaries), in each case pursuant to which the shares of our common stock would be converted into (or holders of such shares would be entitled to receive) cash, securities or other property, a holder may surrender its notes for conversion at any time from and including the effective date of such transaction until and including the date that is 30 days after the effective date of such transaction.

In the event of a make-whole fundamental change (as defined below under ‘— Increase of Applicable Conversion Rate Upon Conversion Upon Make-Whole Fundamental Change”), a holder may surrender its notes for conversion at any time from and including the effective date of the make-whole fundamental change (or 15 trading days prior to the date we have announced as the anticipated effective date of such make-whole fundamental change if such event constitutes a fundamental change as described under clause (4) of the definition of fundamental change as described below under “— Fundamental Change Permits Holders to Require Us to Purchase Notes”) until and including the business day immediately preceding the fundamental change repurchase date with respect to such fundamental change; provided, however, we will have no obligation to deliver any settlement amount in respect of any such conversion prior to the effective date of such make-whole fundamental change. However, in the case of a transaction described in clause (4) of the definition of fundamental change as described below under “Fundamental Change Permits Holders to Require Us to Purchase Notes,” if such transaction does not occur, we will not be obligated to increase the applicable conversion rate in connection with such transaction, regardless of the fact that holders may have elected to convert notes in anticipation of the effective date of such event and we will issue a press release and notify holders who have so elected to convert their notes promptly after we determine that the transaction in question will not occur and each such holder may elect to withdraw any then pending election to convert by a written notice of withdrawal delivered to the conversion agent within ten business days after we make such announcement. In such event, holders who do not make such a withdrawal election will receive the applicable settlement amount with respect to notes surrendered for conversion three trading days following the later of (i) the end of the applicable cash settlement averaging period, or (ii) the expiration of the ten business day withdrawal period referred to above.

If a transaction also constitutes a fundamental change (as described below), such holder can instead require us to repurchase all or a portion of its notes as described under “— Fundamental Change Permits Holders to Require Us to Purchase Notes.”

Payment Upon Conversion

Subject to certain exceptions described below under “— Increase of Applicable Conversion Rate Upon Conversion Upon Make-Whole Fundamental Change,” we will deliver to holders in respect of each $1,000 principal amount of notes surrendered for conversion a “settlement amount” equal to the sum of the daily settlement amounts for each of the 20 consecutive trading days during the applicable cash settlement averaging period.

The “cash settlement averaging period” with respect to any note being converted means the 20 consecutive trading-day period beginning on and including the second trading day after the conversion date (as defined below), except that with respect to any conversion date that is on or after the 24th scheduled trading day immediately preceding the maturity date or a redemption date, as applicable, the cash settlement averaging period means the 20 consecutive trading days beginning on and including the 22nd scheduled trading day prior to the maturity date or redemption date, as the case may be.

The “daily settlement amount,” for each of the 20 consecutive trading days during the cash settlement averaging period, shall consist of:

•	cash equal to $50 or, if less, the daily conversion value; and

•	to the extent the daily conversion value exceeds $50, a number of shares of common stock (the “daily share amount”) equal to (A) the difference between the daily conversion value and $50, divided by (B) the applicable stock price of our common stock for such day.

The “daily conversion value” means, for each of the 20 consecutive trading days during the cash settlement averaging period, the product of (1) the daily conversion rate fraction for such day and (2) the applicable stock price of our common stock on such day. In addition, for purposes of the foregoing, the daily conversion values of reference property (as defined below under “— Conversion Rate Adjustments — Treatment of Reference Property”) will be determined by reference to (i) in the case of reference property or part of reference property that is traded on a United States national securities exchange, including the NASDAQ Global Market or NASDAQ Global Select Market, the applicable stock price of such security or common stock, (ii) in the case of any other property other than cash, the value thereof as determined by two independent nationally recognized investment banks as of the effective date of the transaction, and (iii) in the case of cash, at 100% of the amount thereof.

The applicable conversion rate for any notes to be converted will be equal to the sum of the daily conversion rate fractions for each day during the 20 trading days in the relevant cash settlement averaging period. The daily conversion rate fraction for each trading day during the relevant cash settlement averaging period will be determined as follows:

•	if the applicable stock price (as defined below) of our common stock on such trading day is less than or equal to the base conversion price (as defined below), the daily conversion rate fraction for such trading day will be equal to the base conversion rate divided by 20; and

•	if the applicable stock price of our common stock on such trading day is greater than the base conversion price, the daily conversion rate fraction for such trading day will be equal to 1/20th of the following:

Base Conversion Rate	+	(Applicable Stock Price of our Common Stock on such Trading Day − Base Conversion Price) Applicable Stock Price of our Common Stock on such Trading Day	×	Incremental Share Factor

In no event, however, will the daily conversion rate fraction for any day during the cash settlement averaging period exceed 1/20th of           shares of our common stock (the “daily share cap”), subject to adjustment in the same manner as the base conversion rate as described herein.

The “base conversion rate” is initially           shares of our common stock, subject to adjustment as described under “— Conversion Rate Adjustments.” The daily conversion rate fractions may also be adjusted in certain corporate transactions. See “— Increase of Applicable Conversion Rate Upon Conversion Upon Make-Whole Fundamental Change.”

The “base conversion price” is a dollar amount (initially, approximately $     ) determined by dividing $1,000 by the base conversion rate.

The “incremental share factor” is initially          , subject to the same proportional adjustment as the base conversion rate.

The “applicable stock price” per share of our common stock on any trading day means the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg (or any successor service) page BRS.N <Equity> AQR (or any equivalent successor page) in respect of the period from the scheduled open of trading on the principal securities exchange or market on which the common stock is traded on such trading day, or, if such volume-weighted average price is not available, the applicable stock price means the volume-weighted average price per share of our common stock on such day as determined by a nationally recognized investment banking firm retained for this purpose by us. The applicable stock price of other securities that constitute reference property and that are traded on a national securities exchange shall be determined in a manner substantially equivalent to the foregoing as determined in good faith by us.

“Scheduled trading day” means any day that is scheduled to be a trading day.

Except as otherwise provided below, we will deliver the settlement amount to holders who have surrendered notes for conversion on the third business day immediately following the last day of the cash settlement averaging period in respect of such notes.

No fractional shares of common stock or securities representing fractional shares of common stock will be issued upon conversion. Any fractional interest in a share of common stock resulting from conversion will be paid in cash based on the average of the applicable stock prices on each trading day during the relevant cash settlement averaging period. For purposes of the foregoing, fractional shares arising from the calculation of the daily settlement amount for any day in the cash settlement averaging period shall be aggregated with fractional shares for all other days in such period in determining the settlement amount, and any whole shares resulting therefrom shall be issued and any remaining fractional shares shall be paid in cash.

Settlement Upon Conversion Upon Certain Corporate Transactions

As described below under “— Conversion Rate Adjustments — Treatment of Reference Property,” upon effectiveness of specified corporate transactions, the notes will be convertible into cash and reference property. We will settle conversion with respect to such transactions as described under “— Payment Upon Conversion” above (based on the applicable conversion rate as increased by the additional shares described below under “— Increase of Applicable Conversion Rate Upon Conversion Upon Make-Whole Fundamental Change,” if applicable) on the later to occur of (i) the third trading day immediately following the effective date of the transaction and (ii) the third trading day immediately following the last day of the applicable cash settlement averaging period; provided that, if the reference property consists entirely of cash or property other than publicly traded securities, we will deliver the settlement amount to holders no later than the third business day after the date of determination of the value of such consideration, but no earlier than the third trading day immediately following the effective date of the transaction.

Limitation on Foreign Ownership of Our Common Stock

We are subject to the Federal Aviation Act, under which our aircraft may be subject to deregistration, and we may lose our ability to operate within the United States, if persons other than citizens of the United States should come to own or control more than 25% of our voting interest. Consistent with the requirements of the Federal Aviation Act, our certificate of incorporation, as amended, provides that persons or entities that are not “citizens of the United States” (as defined in the Federal Aviation Act) shall not collectively own or control more than 25% of the voting power of our outstanding capital stock (the “Permitted Foreign Ownership Percentage”) and that, if at any time persons that are not citizens of the United States nevertheless collectively own or control more than the Permitted Foreign Ownership Percentage, the voting rights of our outstanding voting capital stock in excess of the Permitted Foreign Ownership Percentage owned by certain stockholders who are not citizens of the United States shall automatically be suspended. These voting rights will be suspended in reverse chronological order by date of registry until the number of voting shares held by persons that are not citizens of the United States is less than or equal to the Permitted Foreign Ownership Percentage. Our certificate of incorporation, as amended, further authorizes us to redeem any such suspended shares to the extent necessary for us to comply with any present or future requirements of the Federal Aviation Act.

Conversion Procedures

If you hold a beneficial interest in a global note, to convert you must comply with DTC’s procedures for converting a beneficial interest in a global note and, if required as described above under “— General,” pay funds equal to interest payable on the next interest payment date and all transfer or similar taxes, if any.

If you hold a certificated note, to convert you must:

•	complete and manually sign the conversion notice on the back of the note, or a facsimile of the conversion notice;

•	deliver the conversion notice, which is irrevocable, and the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.

The date you comply with these requirements is the “conversion date” under the indenture.

If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of any shares of our common stock upon the conversion, unless the tax is due because the holder requests any shares to be issued in a name other than the holder’s name, in which case the holder will pay that tax.

Exchange in Lieu of Conversion

When a holder surrenders notes for conversion, we may, at our election, direct in writing the conversion agent to surrender such notes to a financial institution designated by us for exchange in lieu of conversion. In order to accept any notes surrendered for conversion, the designated financial institution must agree to deliver, in exchange for such notes, the cash and number of shares of our common stock, if any, due upon conversion based upon the applicable conversion rate, as determined above under ‘‘— Payment Upon Conversion.” If we make an exchange election, we will, by the close of business on the scheduled trading day immediately preceding the start of the cash settlement averaging period, provide written notification to the holder surrendering notes for conversion that we have directed the designated financial institution to make an exchange in lieu of conversion. If the designated financial institution accepts any such notes, it will deliver the cash, and the number of shares of our common stock, if any, due upon conversion to the conversion agent and the conversion agent will deliver such cash and shares of our common stock to the converting holder. Any notes exchanged by the designated financial institution will remain outstanding. If such designated financial institution does not accept the notes for exchange, or if the designated financial institution agrees to accept any notes for exchange but does not timely deliver the related cash and shares of our common stock, we will, as promptly as practical thereafter (but no later than the fourth trading day immediately following the last trading day of the relevant cash settlement averaging period) convert the notes into cash and, if applicable, shares of our common stock due upon conversion as set forth above under “— Conversion Rights — Payment Upon Conversion.” Our designation of a financial institution to which the notes may be submitted for exchange does not require the institution to accept any notes. We will not pay any consideration to, or otherwise enter into any agreement with, the designated financial institution for or with respect to such designation.

Conversion Rate Adjustments

Adjustment Events

The base conversion rate will be subject to adjustment as described below. The incremental share factor will be proportionately adjusted on the same basis as the base conversion rate.

(1) If we issue shares of our common stock as a dividend or distribution on shares of our common stock, or if we effect a share split or share combination, the base conversion rate will be adjusted based on the following formula:

CR’	=	CR0	×	OS’ OS0

where,

CR0 = the base conversion rate in effect immediately prior to the open of business on the ex-dividend date for such dividend or distribution, or immediately prior to the open of business on the effective date of such share split or share combination, as the case may be;

CR’ = the new base conversion rate in effect immediately after the open of business on the ex-dividend date for such dividend or distribution, or immediately after the open of business on the effective date of such share split or share combination, as the case may be;

OS0 = the number of shares of our common stock outstanding immediately prior to the open of business on the ex-dividend date for such dividend or distribution, or immediately prior to the open of business on the effective date of such share split or share combination, as the case may be; and

OS’ = the number of shares of our common stock outstanding immediately prior to the open of business on the ex-dividend date for such dividend or distribution, or immediately prior to the open of business on the effective date of such share split or share combination, as the case may be, assuming, for this purpose only, the completion of such dividend, distribution, share split or share combination, as the case may be, immediately prior to the open of business on such date.

If any dividend or distribution described in this clause (1) is declared but not so paid or made, the new base conversion rate shall be readjusted to the base conversion rate that would then be in effect if such dividend or distribution had not been declared.

(2) If we distribute to all or substantially all holders of our common stock any rights or warrants entitling them for a period of not more than 45 days from the record date of such distribution to subscribe for or purchase shares of our common stock, at a price per share less than the average of the last reported sale prices of our common stock on the ten trading days immediately preceding the date that such distribution was first publicly announced, the base conversion rate will be adjusted based on the following formula:

CR’	=	CR0	×	OS0 + X OS0 + Y

where,

CR0 = the base conversion rate in effect immediately prior to the open of business on the ex-dividend date for such distribution;

CR’ = the new base conversion rate in effect immediately after the open of business on the ex-dividend date for such distribution;

OS0 = the number of shares of our common stock outstanding immediately prior to the open of business on the ex-dividend date for such distribution;

X = the total number of shares of our common stock issuable pursuant to such rights or warrants; and

Y = the number of shares of our common stock equal to the aggregate price payable to exercise such rights or warrants divided by the average of the last reported sale prices of our common stock over the ten consecutive trading-day period ending on the trading day immediately preceding the ex-dividend date for such distribution.

For purposes of this clause (2), in determining whether any rights or warrants entitle the holders to subscribe for or purchase common stock at less than the applicable last reported sale prices of our common stock, and in determining the aggregate exercise price payable for such common stock, there shall be taken into account any consideration received by us for such rights or warrants and any amount payable upon exercise thereof, with the value of such consideration, if other than cash, to be determined by our board of directors. To the extent any rights or warrants described in this clause (2) are not exercised or converted prior to the expiration of the exercisability or convertability thereof, the new base conversion rate shall be readjusted to the base conversion rate that would then be in effect if such rights or warrants had not been so issued.

(3) If we distribute shares of our capital stock, evidences of our indebtedness or other assets or property of ours to all or substantially all holders of our common stock, excluding:

•	dividends or distributions referred to in clause (1) or (2) above;

•	dividends or distributions paid exclusively in cash; and

•	spin-offs to which the provisions set forth below in this paragraph (3) shall apply,

then the base conversion rate will be adjusted based on the following formula:

CR’	=	CR0	×	SP0 SP0 − FMV

where,

CR0 = the base conversion rate in effect immediately prior to the open of business on the ex-dividend date for such distribution;

CR’ = the new base conversion rate in effect immediately after the open of business on the ex-dividend date for such distribution;

SP0 = the average of the last reported sale prices of our common stock over the ten consecutive trading-day period ending on the trading day immediately preceding the ex-dividend date for such distribution; and

FMV = the fair market value (as determined by our board of directors or a committee thereof) of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of our common stock on the ex-dividend date for such distribution.

With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our common stock of shares of capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit, which we refer to as a “spin-off,” the base conversion rate will be adjusted based on the following formula:

CR’	=	CR0	×	FMV + MP0 MP0

where,

CR0 = the base conversion rate in effect immediately prior to the open of business on the ex-dividend date of the spin-off;

CR’ = the new base conversion rate in effect immediately after the open of business on the ex-dividend date of the spin-off;

FMV = the average of the last reported sale prices of the capital stock or similar equity interest distributed to holders of our common stock applicable to one share of our common stock over the first ten consecutive trading-day period immediately following, and including, the ex-dividend date of the spin-off (the “spin-off valuation period”); and

MP0 = the average of the last reported sale prices of our common stock over the spin-off valuation period.

The adjustment to the base conversion rate under the preceding paragraph will be deemed to occur at the open of business on the ex-dividend date of the spin-off; provided that, for purposes of determining the base conversion rate, in respect of any trading day during a cash settlement averaging period during the ten trading days following the effective date of any spin-off, references within the portion of this paragraph (3) related to “spin-offs” to ten trading days shall be deemed replaced with such lesser number of trading days as have elapsed between the effective date of such spin-off and such trading day.

If any such dividend or distribution described in this clause (3) is declared but not paid or made, the new base conversion rate shall be readjusted to be the base conversion rate that would then be in effect if such dividend or distribution had not been declared.

For the avoidance of doubt, the adjustment in this clause (3) does not apply to any distributions to the extent that the right to convert notes has been changed into the right to convert into reference property in respect of such distribution as described under “— Treatment of Reference Property.”

(4) If we pay any cash dividend to all or substantially all holders of our common stock, the base conversion rate will be adjusted based on the following formula:

CR’	=	CR0	×	SP0 SP0 − C

where,

CR0 = the base conversion rate in effect immediately prior to the open of business on the ex-dividend date for such distribution;

CR’ = the new base conversion rate in effect immediately after the open of business on the ex-dividend date for such distribution;

SP0 = the average of the last reported sale prices of our common stock over the ten consecutive trading-day period ending on the trading day immediately preceding the ex- dividend date for such distribution; and

C = the amount of such cash dividend applicable to one share of common stock.

If any dividend or distribution described in this clause (4) is declared but not so paid or made, the new base conversion rate shall be readjusted to the base conversion rate that would then be in effect if such dividend or distribution had not been declared.

For the avoidance of doubt, the adjustment in this clause (4) does not apply to any distributions to the extent that the right to convert notes has been changed into the right to convert into reference property in respect of such distribution as described under “— Treatment of Reference Property.”

(5) If we or any of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock, if the cash and value of any other consideration included in the payment per share of common stock exceeds the last reported sale price of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the base conversion rate will be increased based on the following formula:

CR’	=	CR0	×	AC + (SP’ × OS’) OS0 × SP’

where,

CR0 = the base conversion rate in effect immediately prior to the close of business on the trading day next succeeding the date such tender or exchange offer expires;

CR’ = the new base conversion rate in effect immediately after the close of business on the trading day next succeeding the date such tender or exchange offer expires;

AC = the aggregate value of all cash and any other consideration (as determined by our board of directors or a committee thereof) paid or payable for shares purchased in such tender or exchange offer;

OS0 = the number of shares of our common stock outstanding immediately prior to the date such tender or exchange offer expires;

OS’ = the number of shares of our common stock outstanding immediately after the date such tender or exchange offer expires (after giving effect to the purchase of all shares accepted for purchase or exchange pursuant to such tender offer or exchange offer); and

SP’ = the average of the last reported sale prices of our common stock over the ten consecutive trading-day period commencing on, and including, the trading day next succeeding the date such tender or exchange offer expires.

The adjustment to the base conversion rate under the preceding paragraph will occur on the trading day immediately following the date such tender or exchange offer expires; provided that, for purposes of determining the base conversion rate, in respect of any trading day during a cash settlement averaging period during the ten trading days immediately following, but excluding, the date that any tender or exchange offer expires, references within this paragraph (5) to ten trading days shall be deemed replaced with such lesser number of trading days as have elapsed between the date such tender or exchange offer expires and such trading day. If we or one of our subsidiaries is obligated to purchase our common stock pursuant to any such tender or exchange offer but is permanently prevented by applicable law from effecting any such purchase or all such purchases are rescinded, the new base conversion rate shall be readjusted to the base conversion rate that would be in effect if such tender or exchange offer had not been made.

Treatment of Rights

We have adopted a shareholder rights agreement, referred to as a “stockholder rights plan,” pursuant to which rights, referred to as “Rights,” are distributed to the holders of our common stock. Our stockholder rights plan provides that each share of common stock issued (including upon conversion of the notes) at any time prior to the distribution of separate certificates representing such Rights will be entitled to receive such Rights. As a result, there shall not be any adjustment to the conversion privilege, base conversion rate or incremental share factor at any time based on our stockholder rights plan, any amendment to that plan, or any further stockholder rights plan we may adopt prior to the distribution of separate certificates representing such Rights. If, however, prior to any conversion, the Rights have separated from the common stock, the base conversion rate and incremental share factor shall be adjusted at the time of separation as if we distributed to all holders of our common stock, shares of capital stock, evidences of indebtedness, our assets, debt securities or rights as described in clause (3) under “— Adjustment Events” above, subject to readjustment in the event of the expiration, termination or redemption of such Rights; provided, however, that no person (including a participant in a group) whose actions or ownership caused the separation of the Rights from the common stock shall be entitled to such adjustments.

Treatment of Reference Property

In the event of:

•	any reclassification of our common stock (other than a change only in par value, or from par value to no par value or from no par value to par value, or a change as a result of a subdivision or combination of our common stock);

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person of all or substantially all of our property and assets,

in each case as a result of which our common stock is converted into, or exchanged for, stock, other securities, other property or assets (including cash) or any combination thereof, then, at the effective time of the transaction, the right to receive shares of our common stock, if any, upon conversion of a note with respect to the portion of the daily conversion value in excess of $50 as provided under “— Conversion Rights —

Payment Upon Conversion,” will be changed into the right to receive the kind and amount of shares of stock, other securities or other property and assets (including cash) or any combination thereof (in the same proportions) that the holder would have been entitled to receive (the “reference property”) in such transaction in respect of such common stock, and the daily conversion values and daily share amounts will be determined based on the values and amounts, respectively, of one unit of reference property (a “unit” of reference property being the kind and amount (in the same proportions) of reference property that a holder of one share of our common stock would receive in such transaction) determined as provided under “— Payment Upon Conversion” and the daily conversion rate fractions will relate to such units of reference property.

If the transaction causes our common stock to be converted into the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election), the reference property into which the notes will be convertible will be deemed to be the weighted average of the types and amounts of such consideration received by the holders of our common stock that affirmatively make such an election.

Voluntary Increases in Conversion Rate

We are permitted to increase the base conversion rate of the notes by any amount for a period of at least 20 business days. We may also (but are not required to) increase the base conversion rate to avoid or diminish income tax to holders of our common stock or rights to purchase shares of our common stock in connection with a dividend or distribution of shares (or rights to acquire shares) or similar event.

Events That Will Not Result in Adjustment

Except as stated herein, we will not adjust the base conversion rate for the issuance or acquisition of shares of our common stock or any securities convertible into or exchangeable for shares of our common stock or the right to purchase shares of our common stock or such convertible or exchangeable securities.

The base conversion rate will not be adjusted:

•	upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•	upon the issuance of any shares of our common stock or restricted stock units or options or rights (including shareholder appreciation rights) to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•	upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

•	upon the repurchase of any of our shares pursuant to an open-market share repurchase program or other buy-back transaction that is not a tender offer or exchange offer of the nature described in “— Conversion Rights — Conversion Rate Adjustments — Adjustment Events”;

•	for a change in the par value of the common stock; or

•	for accrued and unpaid interest, if any.

Adjustments to the base conversion rate and incremental share factor will be calculated to the nearest 1/10,000th.

Notwithstanding anything in this section “— Conversion Rights — Conversion Rate Adjustments” to the contrary, we will not be required to adjust the base conversion rate unless the adjustment would result in a change of at least 1% of the base conversion rate. However, we will carry forward any adjustments that are less than 1% of the base conversion rate and take them into account when determining subsequent adjustments. In addition, we will make any carry forward adjustments not otherwise effected (1) upon conversion of the notes, (2) in connection with a call for redemption, and (3) 25 scheduled trading days prior to the maturity date of the notes. No adjustment to the base conversion rate will be made if it results in a base conversion price that is less than the par value (if any) of our common stock.

If the effective date of any adjustment event described in this section ‘— Conversion Rate Adjustments” occurs during a cash settlement averaging period for any notes, then we will make proportional adjustments to the number of deliverable shares for each trading day during the portion of the cash settlement averaging period preceding the effective date of such adjustment event.

A holder may, in some circumstances, including the distribution of cash dividends to holders of our shares of common stock, be deemed to have received a distribution or dividend subject to U.S. federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the base conversion rate. For a discussion of the U.S. federal income tax treatment of an adjustment to the base conversion rate, see “Material U.S. Federal Income and Estate Tax Considerations.”

Increase of Applicable Conversion Rate Upon Conversion Upon Make-Whole Fundamental Change

If you elect to convert your notes in connection with a “make-whole fundamental change” (as defined below), we will increase the applicable conversion rate by a number of shares (the “additional shares”) as described below. Any conversion of the notes by a holder will be deemed for these purposes to be “in connection with” such make-whole fundamental change if it occurs during the period that begins on the date on which such make-whole fundamental change becomes effective (or 15 trading days prior to the date we announce as the anticipated effective date of such make-whole fundamental change if such event constitutes a fundamental change as described under clause (4) of the definition of fundamental change as described below under “— Fundamental Change Permits Holders to Require Us to Purchase Notes”) and ends on (and includes) the business day prior to the repurchase date relating to such make-whole fundamental change as described below under “— Fundamental Change Permits Holders to Require Us to Purchase Notes.” A “make-whole fundamental change” means any transaction or event that occurs prior to June 15, 2015, and constitutes a fundamental change pursuant to clause (1) or clause (4) under the definition of fundamental change as described below under “— Fundamental Change Permits Holders to Require Us to Purchase Notes.” However, in the case of a transaction described in clause (4) of the definition of fundamental change as described below under “— Fundamental Change Permits Holders to Require Us to Purchase Notes,” if such transaction does not occur, we will not be obligated to increase the applicable conversion rate in connection with such transaction, regardless of the fact that holders may have elected to convert notes in anticipation of the effective date of such event, and we will issue a press release and notify holders who have so elected to convert their notes promptly after we determine that the transaction in question will not occur. Each such holder may elect to withdraw any election to convert by a written notice of withdrawal delivered to the conversion agent within ten business days after we announce that the transaction will not occur as anticipated. We will give notice of an anticipated make-whole fundamental change to all record holders of the notes no later than the 15th scheduled trading day prior to the date on which a make-whole fundamental change described under such clause (4) is anticipated to become effective and no later than two business days after we learn of a make whole fundamental change described in such clause (1), to the extent practicable.

The number of additional shares by which the applicable conversion rate for the notes will be increased for conversions in connection with a make-whole fundamental change will be determined by reference to the table below, based on the date on which the fundamental change occurs or becomes effective (the “effective date”), and the stock price described below. Any such increase in the applicable conversion rate will be effected by adding to each of the daily conversion rate fractions (determined as set forth above under “— Payment Upon Conversion”) 1/20th of the applicable number of additional shares set forth in the table below with respect to such make-whole fundamental change.

If holders of our common stock receive only cash in such transaction, the stock price shall be the cash amount paid per share. In all other cases, the stock price will be the average of the last reported sale prices of our common stock over the five consecutive trading days prior to but not including the date of effectiveness of the make-whole fundamental change.

The stock prices set forth in the first row of the table below (i.e., column headers) will be adjusted as of any date on which the base conversion rate of the notes is otherwise adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the base conversion rate in effect immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the base conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the base conversion rate as set forth above under “— Conversion Rate Adjustments.”

The following table sets forth the stock price, effective date and number of additional shares by which the applicable conversion rate will be increased upon a conversion in connection with a make-whole fundamental change that occurs in the corresponding period to be determined by reference to the stock price and effective date of the make-whole fundamental change:

Number of Additional Shares
(per $1,000 principal amount of the notes)

Effective Date	Stock Price
	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$	$

June , 2008

June 15, 2009

June 15, 2010

June 15, 2011

June 15, 2012

June 15, 2013

June 15, 2014

June 15, 2015

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•	if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, based on a 365-day year, as applicable;

•	if the stock price is greater than $ per share (subject to adjustment in the same manner as the stock prices set forth in the first row of the table above), no additional shares will be issued upon conversion; and

•	if the stock price is less than $ per share (subject to adjustment in the same manner as the stock prices set forth in the first row of the table above), no additional shares will be issued upon conversion.

Our obligation to increase the applicable conversion rate as described above could be considered a penalty, in which case the enforceability thereof would be subject to general principles of law and equity. In addition, in no event will the applicable conversion rate after adjustment exceed           per $1,000 principal amount of notes, subject to adjustments in the same manner as the base conversion rate as set forth under “— Conversion Rate Adjustments.”

A holder may be deemed to have received a distribution or dividend subject to U.S. federal income tax as a result of an adjustment to the applicable conversion rate of notes converted in connection with a make-whole fundamental change. For a discussion of the U.S. federal income tax treatment of an adjustment to the base conversion rate, see “Material U.S. Federal Income and Estate Tax Considerations.”

Optional Redemption by Us

Prior to June 15, 2015, the notes will not be redeemable at our option. On or after June 15, 2015, we may redeem the notes for cash, in whole or in part, at any time at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest up to, but excluding, the redemption date.

If the relevant redemption date occurs after a record date and on or prior to the interest payment date to which that record date relates, the full amount of accrued and unpaid interest shall be paid on such interest payment date to the record holder on the relevant record date, and the redemption price will be equal to 100% of the principal amount of the notes to be redeemed.

We will provide not less than 30 nor more than 60 days’ written notice of redemption by electronic transmission or mail to each registered holder of notes to be redeemed. If the redemption notice is given and funds are deposited as required, then interest will cease to accrue on and after the redemption date on those notes or portions of notes called for redemption.

If we call the notes for redemption, notes or portions of notes to be redeemed will be convertible by the holder until the close of business on the business day before the redemption date.

If we decide to redeem fewer than all of the outstanding notes, the trustee will select the notes to be redeemed (in principal amounts of $1,000 or integral multiples thereof) by lot, on a pro rata basis, at random, or by another method the trustee considers fair and appropriate. If the trustee selects a portion of a holder’s notes for partial redemption and the holder converts a portion of its notes, the converted portion will be deemed to be from the portion selected for redemption.

We may not redeem the notes on any date if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date.

We may, to the extent permitted by applicable law, at any time purchase the notes in the open market or by tender at any price or by private agreement. Any note so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any notes surrendered to the trustee may not be reissued or resold and will be canceled promptly.

Fundamental Change Permits Holders to Require Us to Purchase Notes

If a fundamental change (as defined below in this section) occurs at any time, you will have the right, at your option, to require us to purchase any or all of your notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000, on a date (the date being referred to as the “fundamental change repurchase date”) of our choosing that is not less than 20 or more than 35 business days (or any longer period required by law) after the date we give the notice of such fundamental change referred to below. The price we are required to pay is equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest, to, but excluding, the fundamental change repurchase date (unless the fundamental change repurchase date is after a regular record date and on or prior to the interest payment date to which it relates, in which case interest accrued to the interest payment date will be paid to holders of the notes as of the preceding record date and the price we are required to pay will be equal to the principal amount of notes subject to repurchase). Any notes purchased by us will be paid for in cash.

A “fundamental change” will be deemed to have occurred at the time after the notes are originally issued that any of the following occurs:

(1) a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act becomes the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of shares of our common stock representing more than 50% of the voting power of our common stock entitled to vote generally in the election of directors and (i) files a Schedule 13D or Schedule TO or any other schedule, form or report under the Exchange Act disclosing such beneficial ownership or (ii) we otherwise become aware of any such person or group; provided that this clause (1) shall not apply to a transaction covered in clause (4) below, including any exception thereto; or

(2) the common stock into which the notes are then convertible ceases to be listed for trading on the New York Stock Exchange, the NASDAQ Global Select Market, the NASDAQ Global Market or another national securities exchange for a period of 20 consecutive trading days; or

(3) the first day on which a majority of the members of our board of directors does not consist of continuing directors; or

(4) we are a party to a consolidation, merger or binding share exchange, or any conveyance, transfer, sale, lease or other disposition in a single transaction or a series of related transactions of all or substantially all of our properties and assets other than any transaction that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock and pursuant to which holders of our capital stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in elections of directors of the continuing or surviving or successor person (or any parent thereof) immediately after giving effect to such transaction; or

(5) our shareholders approve any plan or proposal for our liquidation or dissolution.

For purposes of this fundamental change definition:

•	“board of directors” means the board of directors or other governing body charged with the ultimate management of any person;

•	“continuing director” means a director who either was a member of our board of directors on the date the notes are first issued or who becomes a member of our board of directors subsequent to that date and whose initial election, appointment or nomination for election by our shareholders is duly approved by a majority of the continuing directors on our board of directors at the time of such approval, either by a specific vote or by approval of the proxy statement issued by us on behalf of our entire board of directors in which such individual is named as a nominee for director; and

•	the term “person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.

However, a fundamental change will be deemed not to have occurred if more than 90% of the consideration in the transaction or transactions (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) which otherwise would constitute a fundamental change under clause (4) above consists of shares of common stock, depositary receipts or other certificates representing common equity interests traded or to be traded immediately following such transaction on a U.S. national securities exchange and, as a result of the transaction or transactions, the notes become convertible, upon satisfaction of the conditions to conversion, into such common stock, depositary receipts or other certificates representing common equity interests (and any rights attached thereto) and other applicable consideration.

This fundamental change repurchase feature may make more difficult or discourage a takeover of us and the removal of incumbent management. We are not, however, aware of any specific effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise. In addition, the fundamental change repurchase feature is not part of a plan by management to adopt a series of antitakeover provisions. Instead, the fundamental change repurchase feature is a result of negotiations between us and the underwriters.

The term fundamental change is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

We could, in the future, enter into certain transactions, including mergers or recapitalizations, that would not constitute a fundamental change but would increase the amount of debt, including other senior indebtedness, outstanding or otherwise adversely affect a holder. Neither we nor our subsidiaries are prohibited from incurring debt, including other senior indebtedness, under the indenture. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, including the notes.

Our ability to repurchase notes may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries and the terms of our then existing borrowing agreements.

Within 15 business days after a fundamental change, we will provide to all holders of the notes and the trustee and paying agent a written notice of the occurrence of the fundamental change and of the resulting purchase right. Such notice shall state, among other things:

•	the events causing a fundamental change;

•	the effective date of the fundamental change;

•	the last date on which a holder may exercise the purchase right;

•	the fundamental change purchase price;

•	the fundamental change repurchase date;

•	the name and address of the paying agent and the conversion agent;

•	if applicable, the base conversion rate and any adjustments to the applicable conversion rate;

•	if applicable, that the notes with respect to which a fundamental change purchase notice has been delivered by a holder may be converted only if the holder withdraws the fundamental change purchase notice in accordance with the terms of the indenture; and

•	the procedures that holders must follow to require us to purchase their notes.

Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our website or through such other public medium as we may use at that time.

To exercise the purchase right, you must deliver, on or before the business day immediately preceding the fundamental change repurchase date, the notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled “Form of Fundamental Change Purchase Notice” on the reverse side of the notes duly completed, to the paying agent. Your purchase notice must state:

•	if certificated notes have been issued, the certificate numbers of your notes to be delivered for purchase, or if not certificated, your notice must comply with appropriate DTC procedures;

•	the portion of the principal amount of notes to be purchased, which must be $1,000 or an integral multiple thereof; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

You may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to 5:00 p.m., New York City time, on the business day immediately preceding the fundamental change repurchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes, or if not certificated, your notice must comply with appropriate DTC procedures; and

•	the principal amount, if any, which remains subject to the purchase notice.

We will be required to purchase the notes on the fundamental change repurchase date. You will receive payment of the fundamental change purchase price on the later of the business day following the fundamental change repurchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities sufficient to pay the fundamental change purchase price of the notes on the business day following the fundamental change repurchase date, then:

•	the notes will cease to be outstanding and interest, if any, will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the fundamental change purchase price upon delivery or transfer of the notes).

No notes may be repurchased by us at the option of the holders upon a fundamental change if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date.

The definition of fundamental change includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the notes to require us to purchase its notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

In connection with any purchase offer, we will, to the extent applicable:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other applicable tender offer rules under the Exchange Act;

•	file a Schedule TO or any successor or similar schedule, if required, under the Exchange Act; and

•	otherwise comply with all applicable federal and state securities laws in connection with any offer by us to purchase the notes.

Repurchase of Notes by Us at Option of Holder

On June 15, 2015, June 15, 2020, June 15, 2025, June 15, 2030, and June 15, 2035 (each, a “repurchase date”), any holder may require us to repurchase for cash any outstanding notes for which that holder has properly delivered and not withdrawn a written repurchase notice. The repurchase price will equal 100% of the principal amount of the notes to be repurchased plus any accrued and unpaid interest to, but excluding, the repurchase date. We will pay interest due on any such repurchase date to the holder of record on the relevant record date, which may or may not be the same person to whom we will pay the repurchase price, and the repurchase price will not include such interest so paid.

At least 20 business days before any repurchase date, we are required to give written notice to each holder and the trustee of the repurchase date and of each holder’s repurchase rights and the procedures that each holder must follow in order to require us to repurchase its notes as described below.

A holder may submit a repurchase notice to the paying agent at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the business day immediately preceding the repurchase date.

Any repurchase notice given by a holder electing to require us to repurchase notes shall be given so as to be received by the paying agent no later than the close of business on the business day immediately preceding the repurchase date and must state:

•	if certificated notes have been issued, the certificate numbers of the holders’ notes to be delivered for repurchase, or if not certificated, the notice of repurchase must comply with appropriate DTC procedures;

•	the portion of the principal amount of notes to be repurchased, which must be $1,000 or an integral multiple thereof; and

•	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

A holder may withdraw its repurchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to 5:00 p.m., New York City time, on the business day immediately preceding the repurchase date. The notice of withdrawal shall state:

•	the principal amount of notes being withdrawn;

•	if certificated notes have been issued, the certificate numbers of the notes being withdrawn, or if not certificated, the notice of withdrawal must comply with appropriate DTC procedures; and

•	the principal amount of the notes, if any, which remains subject to the repurchase notice.

If holders require us to repurchase any outstanding notes on any repurchase date, we may not have enough funds to pay the repurchase price. In addition, payment of the repurchase price may be limited by law or the terms of our future debt agreements or securities. See “Risk Factors — Risks Related to Our Level of Indebtedness — We may not be able to pay interest on the notes or repurchase the notes at the option of the holder on specified dates or upon a fundamental change.” If we fail to repurchase the notes when required, we will be in default under the indenture. In addition, we have, and may in the future incur, other indebtedness with similar provisions permitting our holders to require us to repurchase our indebtedness on some specific dates.

In connection with any repurchase, we will, to the extent applicable:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other applicable tender offer rules under the Exchange Act;

•	file a Schedule TO or any successor or similar schedule, if required, under the Exchange Act; and

•	otherwise comply with all applicable federal and state securities laws in connection with any offer by us to purchase the notes.

Our obligation to pay the repurchase price for notes for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon the holder effecting book-entry transfer of the notes or delivering certificated notes, together with necessary endorsements, to the paying agent at any time after delivery of the repurchase notice. We will cause the repurchase price for the notes to be paid promptly following the later of the business day following the repurchase date and the time of book-entry transfer or delivery of certificated notes, together with such endorsements.

No notes may be purchased by us at the option of holders on a repurchase date if the principal amount of the notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date.

If, on the business day following the relevant repurchase date, the paying agent holds money sufficient to pay the repurchase price of the notes for which a repurchase notice has been delivered and not validly withdrawn in accordance with the terms of the indenture, then, immediately after the repurchase date, the notes will cease to be outstanding and interest on the notes will cease to accrue, whether or not the notes are transferred by book entry or delivered to the paying agent. Thereafter, all of the holder’s other rights shall terminate, other than the right to receive the repurchase price upon book-entry transfer of the notes or delivery of the notes.

Consolidation, Merger and Sale of Assets

We may not consolidate with or merge into any other person or convey, transfer or lease all or substantially all of our assets to any successor person in a single transaction or series of related transactions, unless:

•	we are the continuing person or the resulting, surviving or transferee person, if other than us, is organized and validly existing under the laws of the United States of America, any state thereof, or the District of Columbia and assumes our obligations on the notes and under the indenture;

•	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and

•	other conditions described in the indenture are met.

When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture. Although the indenture permits these transactions, some of the transactions could constitute a fundamental change of us and permit each holder to require us to repurchase the notes of such holder as described under “— Fundamental Change

Permits Holders to Require Us to Purchase Notes.” An assumption of our obligations under the notes and the indenture by such person might be deemed for U.S. federal income tax purposes to be an exchange of the notes for new notes by the beneficial owners thereof, possibly resulting in recognition of gain or loss for such purposes and other adverse tax consequences to the beneficial owner. You should consult your own tax advisors regarding the tax consequences of such an assumption.

This covenant includes a phrase relating to the conveyance, transfer, sale, lease or other disposition of all or substantially all of our assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the effect of this covenant may be uncertain in connection with a conveyance, transfer, sale, lease or other disposition of less than all of our assets.

Events of Default

The following are events of default with respect to the notes under the indenture:

•	our default in the payment of any principal amount or any redemption price, purchase price or fundamental change purchase price, in each case when due and payable, whether at the final maturity date, upon redemption, required purchase, acceleration or otherwise;

•	our default in the payment of any interest under the notes, which default continues for 30 days;

•	our default in the delivery when due of all cash and any shares of common stock or other consideration payable upon conversion with respect to the notes, which default continues for 10 days;

•	our failure to provide any notice of a fundamental change within the time required to provide such notice;

•	our failure to comply with the covenant described above under “— Consolidation, Merger and Sale of Assets” upon our receipt of notice of such default from the trustee or from holders of not less than 25% in aggregate principal amount of the notes then outstanding, and the failure to cure (or obtain a waiver of) such default within 30 days after receipt of such notice;

•	our failure to comply with any of our other agreements in the notes or the indenture upon our receipt of notice of such default from the trustee or from holders of not less than 25% in aggregate principal amount of the notes then outstanding, and the failure to cure (or obtain a waiver of) such default within 60 days after receipt of such notice;

•	a default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us or any of our subsidiaries (or the payment of which is guaranteed by us or any of our subsidiaries), which default is caused by a failure to pay principal of or premium or interest on such indebtedness prior to the expiration of any grace period provided in such indebtedness, including any extension thereof (a “payment default”), or results in the acceleration of such indebtedness prior to its stated maturity and, in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates in excess of $25.0 million and provided, further, that if any such default is cured or waived or any such acceleration rescinded, or such indebtedness is repaid, within a period of 10 days from the continuation of such default beyond the applicable grace period or the occurrence of such acceleration, as the case may be, such event of default and any consequential acceleration of the notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree;

•	failure by any guarantor to perform any covenant set forth in its subsidiary guarantee, or the repudiation by any guarantor of its obligations under its subsidiary guarantee or the unenforceability of any subsidiary guarantee against a guarantor for any reason; and

•	certain events of bankruptcy, insolvency or reorganization affecting us, any guarantor or any of our significant subsidiaries (as defined in Regulation S-X under the Securities Act).

Notwithstanding the foregoing, if we so elect, the sole remedy of holders for an event of default relating to the failure to comply with the reporting obligations in the indenture, which are described below under “— Reports,” will, for the period beginning on the 91st day after the written notice of the occurrence of such failure to report from the trustee or holders of 25% of the outstanding principal amount of the notes, consist exclusively of the right to receive additional interest on the notes at an annual rate equal to 0.25% of the principal amount of the notes. This additional interest will be payable in the same manner and on the same dates as the stated interest payable on the notes. If we so elect, this additional interest will accrue on all outstanding notes from and including the 91st day following the date of such written notice of the failure to comply with the reporting obligations in the indenture to but not including the date on which the event of default relating to the reporting obligations shall have been cured or waived. On the 180th day after the commencement of such additional interest (if such violation is not cured or waived prior to such 180th day), the notes will be subject to acceleration upon written notice from the trustee or holders of 25% of the outstanding principal amount of the notes.

In order to exercise the extension right and elect to pay the additional interest as the sole remedy following the occurrence of any event of default relating to the failure to comply with the reporting obligations in accordance with the preceding paragraph, we must notify all holders of notes and the trustee and paying agent of our election prior to the close of business on the 91st day after the written notice to us of such failure to report (or, if such date is not a business day, on the first business day thereafter). Upon our failure to timely give such notice, the notes will be subject to acceleration as provided in the indenture.

The provisions of the indenture described in the preceding paragraphs will not affect the rights of holders of notes in the event of an occurrence of any other event of default.

If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding may declare the principal of the notes and any accrued and unpaid interest through the date of such declaration immediately due and payable. Upon any such declaration, such principal, premium, if any, and interest shall become due and payable immediately. In the case of certain events of bankruptcy or insolvency relating to us or a significant subsidiary, the principal amount of the notes together with any accrued interest through the occurrence of such event shall automatically become and be immediately due and payable. A declaration of acceleration of the notes may be rescinded subject to conditions specified in the indenture. In addition, the holders of a majority in principal amount of the notes may waive certain defaults under the indenture.

Subject to the provisions of the indenture relating to the duties of the trustee, in case an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders of notes unless such holders have offered to the trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of notes may pursue any remedy with respect to the indenture or the notes unless:

(i) such holder has previously given the trustee notice that an event of default is continuing;

(ii) holders of at least 25% in principal amount of the outstanding notes have requested the trustee in writing to pursue the remedy;

(iii) such holders have offered the trustee reasonable security or indemnity against any loss, liability or expense;

(iv) the trustee has not complied with such request within 15 days after the receipt of the request and the offer of security or indemnity; and

(v) the holders of a majority in principal amount of the outstanding notes have not given the trustee a direction inconsistent with such request within such 15 day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability.

We are required to notify the trustee promptly upon becoming aware of the occurrence of any default under the indenture known to us. The trustee is then required within 30 calendar days of becoming aware of the occurrence of any default to give to the registered holders of the notes notice of all uncured defaults known to it. However, the trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal or interest on the notes, if the trustee, in good faith, determines that the withholding of such notice is in the interests of the holders. We are also required to deliver to the trustee, on or before a date not more than 120 calendar days after the end of each fiscal year, a written statement as to compliance with the indenture, including whether or not any default has occurred.

Modification and Waiver

The trustee and we may amend the indenture or the notes with the consent of the holders of not less than a majority in aggregate principal amount of the notes then outstanding. However, the consent of the holder of each outstanding note affected is required to:

•	alter the manner of calculation or rate of accrual of interest on the note or change the time of payment of any installment of interest;

•	make the note payable in money or securities other than that stated in the note;

•	change the stated maturity of the note;

•	reduce the principal amount, redemption price, purchase price or fundamental change purchase price with respect to the note;

•	make any change that adversely affects the rights of a holder to convert the note or, except as provided for in the indenture, changes the consideration to be received upon any such conversion;

•	make any change that adversely affects the right to require us to purchase the note;

•	impair the right to institute suit for the enforcement of any payment with respect to the note or with respect to conversion of the note; or

•	change the provisions in the indenture that relate to modifying or amending the indenture or waiving any past defaults in the payment of principal, premium, if any, or interest on the notes.

Without providing notice to or obtaining the consent of any holder of notes, the trustee and we may amend the indenture:

•	to evidence a successor to us and the assumption by that successor of our obligations under the indenture and the notes;

•	to add to our covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us;

•	to secure our obligations in respect of the notes or to add a guarantor of the notes;

•	to evidence and provide the acceptance of the appointment of a successor trustee under the indenture;

•	to comply with the requirements of the SEC in order to effect or maintain qualification of the indenture under the Trust Indenture Act, as contemplated by the indenture or otherwise;

•	to provide for conversion rights of holders if any reclassification or change of common stock or any consolidation, merger or sale of all or substantially all of our property and assets occurs or otherwise comply with the provisions of the indenture in the event of such a transaction;

•	to increase the conversion rate in accordance with the terms of the notes;

•	to cure any ambiguity, omission, defect or inconsistency in the indenture; or

•	to make any change that does not adversely affect the rights of the holders of the notes in any material respect.

The holders of a majority in aggregate principal amount of the outstanding notes may, on behalf of all the holders of all notes:

•	waive compliance by us with restrictive provisions of the indenture, as detailed in the indenture; or

•	waive any past default or event of default under the indenture and its consequences, except a default or event of default in the payment of any amount due, or in the obligation to deliver consideration upon conversion or with respect to any note or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.

Discharge of the Indenture

We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after all outstanding notes have become due and payable, whether at stated maturity or any redemption date, or any purchase date, or a fundamental change purchase date, or upon conversion or otherwise, cash and shares of common stock or other consideration (as applicable under the terms of the indenture) sufficient to pay all amounts due under the outstanding notes and paying all other sums payable under the indenture.

Calculations in Respect of Notes

Except as otherwise provided above, we will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determinations of the last reported sale prices and the applicable stock prices of our common stock, accrued interest payable on the notes, the daily conversion rate fractions and the settlement amounts. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to each of the trustee and the conversion agent, and each of the trustee and conversion agent is entitled to rely conclusively upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of notes upon the request of that holder.

Trustee

U.S. Bank National Association, is the trustee and has been appointed by us as registrar and paying agent with regard to the notes. From time to time, we may have banking relationships in the ordinary course of business with U.S. Bank National Association, or its affiliates.

Reports

Notwithstanding that we may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, we will file with the U.S. Securities and Exchange Commission (the “Commission”) (unless the Commission will not accept such a filing) within the time periods specified in the Exchange Act and, within 15 days of filing, or attempting to file, the same with the Commission, furnish to the trustee and the holders of the outstanding notes:

(1) all quarterly and annual financial and other information with respect to us and our subsidiaries that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if we were required to file such forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report thereon by our certified independent accountants; and

(2) all current reports that would be required to be filed with the Commission on Form 8-K if we were required to file such reports.

So long as we are required to file periodic reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, our obligation to deliver the information referred to above shall be deemed satisfied upon the filing of such information in the EDGAR system and the giving of notice to the trustee as to the public availability of such information from such source.

Governing Law

The indenture provides that it and the notes and the subsidiary guarantees will be governed by, and construed in accordance with, the laws of the State of New York.

Book-Entry, Settlement and Clearance

The Global Notes

The notes will be initially issued in the form of one or more registered notes in global form, without interest coupons, which we refer to as the “global notes.” Upon issuance, each of the global notes will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as nominee of DTC.

Ownership of beneficial interests in a global note will be limited to persons who have accounts with DTC, which we refer to as “DTC participants,” or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•	upon deposit of a global note with DTC’s custodian, DTC will credit portions of the principal amount of the global note to the accounts of the DTC participants designated by the underwriter; and

•	ownership of beneficial interests in a global note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global note).

Beneficial interests in global notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.

Book-Entry Procedures for the Global Notes

All interests in the global notes will be subject to the operations and procedures of DTC. We provide the following summary of those operations and procedures solely for the convenience of investors. The operations and procedures of DTC are controlled by that settlement system and may be changed at any time. Neither we nor the underwriter are responsible for those operations or procedures.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	“clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers, including the underwriter; banks and trust companies; clearing corporations and other organizations. Indirect access to DTC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly. Investors who are not

DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC’s nominee is the registered owner of a global note, that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note:

•	will not be entitled to have notes represented by the global note registered in their names;

•	will not receive or be entitled to receive physical, certificated notes; and

•	will not be considered the owners or holders of the notes under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the indenture.

As a result, each investor who owns a beneficial interest in a global note must rely on the procedures of DTC to exercise any rights of a holder of notes under the indenture (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through which the investor owns its interest).

Payments of principal, and interest with respect to the notes represented by a global note will be made by the trustee to DTC’s nominee as the registered holder of the global note. Neither we nor the trustee will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global note, for any aspect of the records relating to or payments made on account of those interests by DTC, or for maintaining, supervising or reviewing any records of DTC relating to those interests.

Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds.

Certificated Notes

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related notes only if:

•	DTC notifies us at any time that it is unwilling or unable to continue as depositary for the global notes and a successor depositary is not appointed within 90 days;

•	DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days; or

•	an event of default in respect of the notes has occurred and is continuing and any holder of notes requests that the notes be issued in physical, certificated form.

In addition, beneficial interests in a global note may be exchanged for certificated notes upon request of a DTC participant by written notice given to the trustee by or on behalf of DTC in accordance with customary procedures of DTC.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS

Scope of Discussion

The following discussion summarizes the material U.S. federal income and, in the case of non-U.S. holders (as defined below), estate tax considerations relating to the ownership and disposition of the notes and shares of common stock into which the notes are convertible and represents the opinion of our counsel, Baker Botts L.L.P., insofar as it relates to matters of U.S. federal income tax law and legal conclusions with respect to those matters.

This discussion is based upon the Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated under the Internal Revenue Code, court decisions, published positions of the Internal Revenue Service and other applicable authorities, all as in effect on the date of this document and all of which are subject to change or differing interpretations, possibly with retroactive effect. This discussion is limited to holders of the notes who purchase the notes at their “issue price” and who hold the notes and the ordinary shares into which such notes are convertible as capital assets. For this purpose only, the “issue price” of the notes is the first price at which a substantial amount of the notes are sold for cash to persons other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. For purposes of this discussion, “holder” means either a U.S. holder (as defined below) or a non-U.S. holder (as defined below) or both, as the context may require.

This discussion does not address all of the U.S. federal income tax consequences that may be relevant to holders in light of their particular circumstances or to holders who may be subject to special treatment under U.S. federal income tax laws, such as:

•	a financial institution,

•	a tax-exempt organization,

•	an S corporation or other pass-through entity,

•	an insurance company,

•	a mutual fund,

•	a dealer in stocks and securities, or foreign currencies,

•	a trader in securities who elects the mark-to-market method of accounting for its securities,

•	a holder who is subject to the alternative minimum tax provisions of the Internal Revenue Code,

•	certain expatriates or former long-term residents of the United States or a United States person that has a functional currency other than the U.S. dollar,

•	a domestic personal holding company,

•	a regulated investment company,

•	a real estate investment trust, or

•	a holder who holds the notes as part of a hedge, conversion or constructive sale transaction, straddle, wash sale, or other risk reduction transaction.

Moreover, this discussion does not address any aspect of non-income taxation (other than the discussion set forth below in “— Non-U.S. Holders — United States Federal Estate Tax”) or state, local or foreign taxation. No ruling has been or will be obtained from the Internal Revenue Service regarding the U.S. federal tax consequences relating to the purchase, ownership or disposition of the notes or the shares of common stock into which the notes are convertible. As a result, no assurance can be given that the Internal Revenue Service will not assert, or that a court will not sustain, a position contrary to the conclusions set forth below.

If an entity classified as a partnership holds the notes or common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding the notes or common stock, you should consult your own tax advisors.

THIS SUMMARY IS NOT A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF THE TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP OR DISPOSITION OF THE NOTES OR THE SHARES OF COMMON STOCK INTO WHICH THE NOTES ARE CONVERTIBLE. WE URGE YOU TO CONSULT A TAX ADVISOR REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP OR DISPOSITION OF THE NOTES OR THE SHARES OF COMMON STOCK INTO WHICH THE NOTES ARE CONVERTIBLE IN LIGHT OF YOUR OWN SITUATION.

U.S. Holders

The following is a discussion of the material U.S. federal income tax consequences that will apply to U.S. holders of the notes. The discussion is subject to the assumptions and limitations set forth above in “— Scope of Discussion.” As used in this discussion, a “U.S. holder” is a beneficial owner of a note who, for U.S. federal income tax purposes, is:

•	an individual U.S. citizen or resident alien,

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under U.S. law (federal or state),

•	an estate whose worldwide income is subject to U.S. federal income tax, or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons (as defined in the Internal Revenue Code) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

Payments of Interest on the Notes

In general, a U.S. holder will be required to include interest received on a note as ordinary income at the time it accrues or is received in accordance with the holder’s regular method of accounting for U.S. federal income tax purposes.

Additional Interest Amounts

We intend to take the position that the possibility that holders of the notes will be paid additional interest as described under the heading “Description of the Notes — Events of Default” is a remote and incidental contingency as of the issue date of the notes within the meaning of the applicable Treasury Regulations. Accordingly, any such additional amount should be taxable to U.S. holders as ordinary income only at the time it accrues or is received in accordance with such holder’s regular method of accounting for U.S. federal income tax purposes. Our determination that the payment of additional amounts is a remote and incidental contingency is binding upon all holders of the notes, unless a holder properly discloses to the Internal Revenue Service that it is taking a contrary position.

Sale, Exchange, Redemption or Other Taxable Disposition of the Notes

Generally, the sale, exchange, redemption or other taxable disposition of a note (other than a conversion of a note into cash and shares of common stock described below under “— Conversion of the Notes”) will result in taxable gain or loss to a U.S. holder equal to the difference between (1) the amount of cash plus the fair market value of any other property received by the U.S. holder in the sale, exchange, redemption or other taxable disposition (excluding amounts attributable to accrued but unpaid interest, which will be taxed as described under “— Payments of Interest on the Notes,” above) and (2) the holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in a note will generally equal the holder’s original purchase price for the note.

Gain or loss recognized on the sale, exchange, redemption or other taxable disposition of a note will generally be capital gain or loss and will be long-term capital gain or loss if the note is held for more than one year. A reduced tax rate on capital gain generally will apply to long term capital gain of a non-corporate shareholder. There are limitations on the deductibility of capital losses.

Exchange in Lieu of Conversion

If a holder of notes surrenders notes for conversion, we may, at our election, direct in writing the conversion agent to surrender such notes to a financial institution designated by us for exchange in lieu of conversion. In order to accept any notes surrendered for conversion, the designated financial institution must agree to deliver, in exchange for such notes, the cash and number of shares of our common stock, if any, due upon conversion based upon the applicable conversion rate. See “Description of the Notes — Conversion Rights — Exchange in Lieu of Conversion,” above. If the designated financial institution accepts such notes and delivers cash and any common stock in exchange for the notes, the holder will be taxed on the transfer as a sale or exchange of the notes, as described above under “— Sale, Exchange, Redemption or Other Taxable Disposition of the Notes,” above.

Conversion of the Notes

If a holder converts a note and we deliver solely cash in satisfaction of our obligation, the holder will generally be subject to the rules described under “— Sale, Exchange, Redemption or Other Taxable Disposition of the Notes,” above.

If a holder converts a note and we deliver a combination of cash and shares of common stock, the holder generally should recognize gain, but not loss. Such gain generally should equal the excess of the sum of the fair market value of the shares of common stock and cash received (excluding amounts attributable to accrued but unpaid interest, which will be taxable as described under “— Payments of Interest on the Notes,” above, and cash received in lieu of a fractional share) over the holder’s tax basis in the notes (excluding the portion of the tax basis that is allocable to a fractional share), except that in no event should the gain recognized exceed the amount of cash the holder receives (other than cash received in lieu of a fractional share or cash attributable to accrued interest).

Cash received in lieu of a fractional share should be treated as a payment in exchange for the fractional share. Accordingly, the receipt of cash in lieu of a fractional share should generally result in a holder’s recognition of gain or loss, if any, measured by the difference between the cash received for the fractional share and the portion of the holder’s tax basis in the notes that is allocable to the fractional share.

Any gain recognized on the conversion or gain or loss recognized on the receipt of cash in lieu of a fractional share would generally be capital gain or loss, and would be taxable as described under “— Sale, Exchange, Redemption or Other Taxable Disposition of the Notes,” above.

A holder’s tax basis in any shares of common stock received upon conversion (other than shares attributable to accrued interest, the tax basis of which would equal the amount of accrued interest with respect to which the shares were received) should generally equal the holder’s adjusted tax basis in the note at the time of the conversion, subject to the following adjustments:

•	a reduction by an amount equal to that portion of the holder’s tax basis in the note that is allocable to any fractional share,

•	a reduction by the amount of cash the holder received in the conversion (other than cash received in lieu of a fractional share or cash attributable to accrued interest) and

•	an increase by the amount of gain, if any, recognized by the holder on the conversion (other than gain with respect to a fractional share).

The holding period for common shares received on conversion should generally include the holding period of the note converted.

Notwithstanding the above, there is a possibility that the conversion could be treated as a partial taxable sale of the note and a partial tax-free conversion of the note. A holder should consult its tax advisor regarding the U.S. federal income tax consequences of the receipt of both cash and shares of common stock upon conversion of a note.

Constructive Distributions

Holders of convertible debt instruments such as the notes may, in certain circumstances, be deemed to have received distributions on shares if the conversion rate of such instruments is adjusted. However, adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the notes will generally not be deemed to result in a constructive distribution of shares.

Certain of the possible adjustments provided in the notes may not qualify as being pursuant to a bona fide reasonable adjustment formula. For example, a constructive distribution would result if the conversion rate were adjusted to compensate holders of notes for distributions of cash to our shareholders. The adjustment to the conversion rate of notes converted in connection with certain changes in control, as described under “Description of the Notes — Conversion Rights — Increase of Applicable Conversion Rate Upon Conversion Upon Make-Whole Fundamental Change,” may also be treated as a constructive distribution.

If such adjustments are made, a holder may be deemed to have received constructive distributions includible in its income in the manner described below under “— Distributions on and Sales of the Common Stock” even though the holder has not received any cash or property as a result of such adjustments (although it is not entirely clear whether the lower applicable capital gains rate described in “— Distributions on and Sales of the Common Stock” would apply to such a constructive distribution).

In addition, in certain circumstances, the failure to provide for such an adjustment may also result in a constructive distribution to a holder. Generally, a holder’s tax basis in the notes will be increased to the extent of any such constructive distribution treated as a dividend.

It is unclear whether corporate holders would be entitled to claim the dividends-received deduction with respect to any such constructive dividends.

Distributions on and Sales of the Common Stock

U.S. holders will be required to include in gross income as ordinary income the gross amount of any distribution on the shares of common stock to the extent that the distribution is paid out of our current or accumulated earnings and profits as determined for U.S. tax purposes (a “dividend”). Under current law, dividends received by a non-corporate shareholder will generally be subject to U.S. federal income tax at a maximum rate of 15%, provided certain holding period requirements are met. This reduced rate of tax on dividends is scheduled to expire effective for taxable years beginning after December 31, 2010. Dividends received by a corporation may be eligible for a dividends-received deduction, subject to applicable limitations.

Distributions in excess of current and accumulated earnings and profits will be applied first to reduce the U.S. holder’s tax basis in the shares. To the extent that the distribution exceeds the holder’s tax basis, the excess will constitute gain from a sale or exchange of the shares.

A U.S. holder of our shares of common stock will generally recognize gain or loss for U.S. tax purposes upon the sale or exchange of such shares in an amount equal to the difference between the amount realized from such sale or exchange and the holder’s tax basis in such shares. Such gain or loss generally will be capital gain or loss.

Under current law, long-term capital gain of non-corporate shareholders is subject to tax at a maximum rate of 15%. However, this reduced rate is scheduled to expire effective for taxable years beginning after December 31, 2010. There are limitations on the deductibility of capital losses.

Information Reporting and Backup Withholding

Information reporting requirements generally will apply to payments of interest on the notes and dividends on shares of common stock and to the proceeds of a sale or other disposition of a note or share of common stock paid to a U.S. holder unless the holder is an exempt recipient, such as a corporation. Backup withholding will apply to those payments if the U.S. holder fails to provide the holder’s taxpayer identification number, or certification of exempt status, or if the holder otherwise fails to comply with applicable requirements to establish an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Non-U.S. Holders

The following is a discussion of the material U.S. federal income tax consequences that will apply to non-U.S. holders of the notes or shares of common stock. The discussion is subject to the assumptions and limitations set forth above in “— Scope of Discussion.” As used in this discussion, a “non-U.S. holder” is a beneficial owner of the notes, other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes, that is not a U.S. holder.

Payments of Interest on the Notes

The payment of interest on a note to a non-U.S. holder will not be subject to U.S. federal withholding tax under the “portfolio interest exemption,” provided that:

•	interest paid on the note is not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States;

•	the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our shares of stock entitled to vote;

•	the non-U.S. holder is not a controlled foreign corporation that is related to us through stock ownership within the meaning of the Code; and

•	the U.S. payor does not have actual knowledge or reason to know that the holder is a U.S. person and either (1) the beneficial owner of the note certifies to the applicable payor or its agent, under penalties of perjury, that it is not a U.S. holder and provides its name and address on IRS Form W-8BEN (or a suitable substitute form), or (2) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business (a “financial institution”) and holds the note, certifies under penalties of perjury that an IRS Form W-8BEN (or a substitute form) has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy of the form or the U.S. payor otherwise possesses documentation upon which it may rely to treat the payment as made to a non-U.S. person in accordance with U.S. Treasury Regulations.

If the non-U.S. holder cannot satisfy the requirements described above, payments of interest made to the holder will be subject to a 30% U.S. federal withholding tax, unless the holder provides the payor with either (i) a properly executed IRS Form W-8BEN (or suitable substitute form) claiming an exemption from or reduction in withholding under an applicable income tax treaty or (ii) a properly executed IRS Form W-8ECI (or suitable substitute form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with the holder’s conduct of a trade or business in the United States.

Except to the extent otherwise provided under an applicable tax treaty, a non-U.S. holder generally will be taxed in the same manner as a U.S. holder with respect to interest on a note if such interest is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business and, where a treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder. Effectively connected interest received by a corporate non-U.S. holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or, if applicable, a lower treaty rate), subject to certain adjustments.

Distributions (and Constructive Distributions) on Our Common Stock

Except as provided below, any dividends paid to a non-U.S. holder with respect to the shares of common stock (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the conversion rate including, without limitation, adjustments in respect of taxable distributions to holders of our common stock, see “— Conversion of the Notes — Constructive Distributions” above) will be subject to withholding tax at a 30% rate (or lower applicable income tax treaty rate). Any withholding tax on a deemed dividend may be withheld from interest, shares of common stock or sales proceeds subsequently paid or credited to the non-U.S. holder. In order to obtain a reduced rate of withholding under an applicable income tax treaty, the non-U.S. holder will be required to provide a properly executed IRS Form W-8BEN (or suitable substitute form) certifying the holder’s entitlement to benefits under the treaty.

Dividends that are effectively connected with the conduct of a trade or business of the non-U.S. holder within the United States and, where a tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. holder, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. A non-U.S. holder will be required to provide a properly executed IRS Form W-8ECI (or suitable substitute form) in order for the holder’s effectively connected income to be exempt from withholding. Any such effectively connected income received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate (or lower applicable income tax treaty rate).

Sale, Exchange, Redemption, Conversion or other Disposition of Notes or Shares of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on the sale, exchange or retirement of a note, including the exchange of a note for a combination of cash and shares of common stock, or the sale or exchange of shares of common stock, unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the holder);

•	the non-U.S. holder is an individual present in the United States for 183 days or more in the year of such sale, exchange or retirement and either (1) has a “tax home” in the United States and certain other requirements are met, or (2) the gain from the disposition is attributable to an office or other fixed place of business the non-U.S. holder maintains in the United States; or

•	we are or have been a “U.S. real property holding corporation,” or a USRPHC, for U.S. federal income tax purposes (i.e., a domestic corporation whose trade or business and real property assets consist primarily of “United States real property interests”).

If the non-U.S. holder is an individual described in the first bullet point above, the holder will be subject to tax on the net gain derived from the sale, exchange, redemption, conversion or other taxable disposition under regular graduated U.S. federal income tax rates. If the non-U.S. holder is an individual described in the second bullet point above, the holder will be subject to a flat 30% tax on the gain derived from the sale, exchange, redemption, conversion or other taxable disposition, which may be offset by U.S. source capital losses, even though the non-U.S. holder is not considered a resident of the United States. If the non-U.S. holder is a foreign corporation that falls under the first bullet point above, the holder will be subject to tax on the net gain in the same manner as if the holder were a United States person as defined under the Code, and, in addition, the holder may be subject to the branch profits tax equal to 30% of the holder’s effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

With respect to third bullet point above, we believe that we currently are not, and we do not expect to be for the foreseeable future, a USRPHC.

Any cash or shares of common stock that a non-U.S. holder receives on the sale, exchange, redemption, conversion or other disposition of a note which is attributable to accrued interest will be subject to U.S. federal income tax in accordance with the rules for taxation of interest described above under “— Payments of Interest on the Notes.”

United States Federal Estate Tax

A non-U.S. holder’s estate will not be subject to United States federal estate tax on notes beneficially owned by the holder at the time of the holder’s death, provided that any payment to such holder on the notes would be eligible for exemption from the 30% U.S. federal withholding tax under the “portfolio interest exemption” described above under “— Payments of Interest on the Notes” without regard to the statement requirement described in the last bullet point. However, shares of common stock held by a non-U.S. holder or an entity the property of which is potentially includible in such holder’s gross estate for U.S. federal estate tax purposes at the time of the holder’s death will be treated as U.S. situs property subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Generally, we must report to the Internal Revenue Service and to the non-U.S. holder the amount of interest and dividends paid to such holder and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

In general, a non-U.S. holder will not be subject to backup withholding with respect to payments of interest or dividends that we make to the holder provided that we do not have actual knowledge or reason to know that the holder is a United States person, as defined under the Internal Revenue Code, and we have received from the non-U.S. holder the statement described above in the last bullet point under “— Payments of Interest on the Notes.”

In addition, no information reporting or backup withholding will be required regarding the proceeds of the sale or other disposition of a note made within the United States or conducted through certain U.S.-related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge or reason to know that the holder is a United States person, as defined under the Internal Revenue Code, or the holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated June   , 2008, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and J.P. Morgan Securities Inc. are acting as joint bookrunners, the following respective principal amounts of notes:

Principal
Amount
Underwriter	of Notes

Credit Suisse Securities (USA) LLC	$
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.

Total	$100,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all of the notes, if any are purchased, other than those notes covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults on its purchase commitments, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase an aggregate of not more than $15 million additional principal amount of the notes at the initial public offering price less the underwriting discounts and commissions. The underwriters may exercise this option at any time within the 30-day period beginning on the date of this prospectus supplement.

The underwriters propose to offer the notes initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of     % of the principal amount per note. After the initial public offering the representative may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Note				Total
	Without		With		Without	With
	Over-Allotment		Over-Allotment		Over-Allotment	Over-Allotment

Underwriting discounts and commissions payable by us		%		%	$	$
Expenses payable by us		%		%	$	$

The notes are a new issue of securities with no established trading market. The underwriters have advised us that one or more of the underwriters intends to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

We have agreed that we will not offer, sell, pledge, contract to sell or otherwise dispose of, or grant any option, right or warrant to purchase from us directly or indirectly, enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership, establish or increase a “put equivalent position” or liquidate or decrease a “call equivalent position” within the meaning of Section 16 of the Exchange Act, or file with the SEC a registration statement (other than a registration statement relating to our director and employee stock plans in effect on the date of this prospectus supplement) under the Securities Act relating to, any securities substantially similar to the notes, shares of our common stock, or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose our intention to make any offer, sale, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and J.P. Morgan Securities Inc. for a period of 90 days after the date of this prospectus supplement, subject to certain exceptions, including exceptions that permit us to offer and sell securities pursuant to our proposed concurrent common stock offering, the Caledonia Private Placement, any private sales of up to 2,000,000 shares of our common stock or such other securities convertible into or exchangeable or exercisable for such shares in connection with acquisitions in which the purchaser agrees to be bound by the restrictions described in this paragraph and our director and employee stock plans existing on the date hereof and awards thereunder, including the forfeiture to us of common stock in satisfaction of tax withholding obligations arising in connection with the issuance, vesting or exercise of an award under any such plan.

Caledonia, our executive officers and our board of directors have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, offer, sell, contract to sell, contract to purchase any option, right or warrant to purchase any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, or such other securities, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement or make any demand for or exercise any right with respect to, the registration of our common stock or any security convertible into or exercisable or exchangeable for our common stock, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and J.P. Morgan Securities Inc. for a period of 90 days after the date of this prospectus supplement, subject to certain exceptions, including exceptions that permit transfers as bona fide gifts or by will or intestacy by our executive officers and directors in which the transferee agrees to be bound by the restrictions described in the paragraph above.

We have agreed to indemnify the underwriters against liabilities, including liabilities under the Securities Act, or to contribute to payments which the underwriters may be required to make in that respect.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of notes in excess of the principal amount of notes the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the principal amount of the notes over-allotted by the underwriters is not greater than the principal amount of notes that they may purchase in the over-allotment option. In a naked short position, the principal amount of notes involved is greater than the principal amount of the notes in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing notes in the open market.

•	Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of notes to close out the short position, the underwriters will consider, among other things, the price of notes available for purchase in the open market as compared to the price at which they may purchase notes through the over-allotment option. If the underwriters sell more notes than could be covered by the over-allotment option, a naked short position, that position can only be closed out by buying notes in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the notes originally sold by the syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the notes who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of the notes until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate securities to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriter for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of notes shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe to purchase the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act (“FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

All of the foregoing restrictions relating to the notes offered hereby also apply to the common stock issuable upon conversion of the notes.

The underwriters are also acting as underwriters in connection with our proposed concurrent common stock offering. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the company, for which they received or will receive customary fees and expenses.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the notes are made. Any resale of the notes in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.

Representations of Purchasers

By purchasing in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the notes without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the notes to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the notes, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the notes. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the notes were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and about the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the notes offered in this prospectus supplement will be passed upon for us by Baker Botts L.L.P., Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

The consolidated financial statements of Bristow Group Inc. as of March 31, 2008 and 2007, and for each of the years in the three-year period ended March 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2008, have been incorporated by reference herein, in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the March 31, 2008, consolidated financial statements refers to a change in the method of accounting for uncertainty in income taxes as of April 1, 2007, the method of accounting for defined benefit plans as of March 31, 2007, and the method of accounting for stock-based compensation plans as of April 1, 2006.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549.

Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public on the SEC’s website at http://www.sec.gov and on our website at http://www.bristowgroup.com. However, the information on our website does not constitute a part of this prospectus supplement and prospectus. Reports and other information concerning us can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Our common stock is listed and traded on the New York Stock Exchange under the trading symbol “BRS.”

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement, and information we file later with the SEC will automatically update and supersede this information. Except to the extent that information is deemed furnished and not filed pursuant to securities laws and regulations, we incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the notes offered hereby have been sold or we have filed with the SEC an amendment to the registration statement relating to this offering which deregisters all securities then remaining unsold:

•	our Annual Report on Form 10-K for the fiscal year ended March 31, 2008, which was filed with the SEC on May 21, 2008; and

•	the description of our common stock contained in our Registration Statement on Form 8-A/A, filed on March 7, 2003, and any subsequent amendment thereto filed for the purpose of updating such description.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Bristow Group Inc.
2000 W. Sam Houston Pkwy S., Suite 1700
Houston, Texas 77042
Attention: Corporate Secretary
Telephone number is (713) 267-7600

INDEX TO FINANCIAL STATEMENTS

BRISTOW GROUP INC. AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Bristow Group Inc.:

We have audited the accompanying consolidated balance sheets of Bristow Group Inc. (the Company) and subsidiaries as of March 31, 2008 and 2007, and the related consolidated statements of income, stockholders’ investment and cash flows for each of the years in the three-year period ended March 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bristow Group Inc. and subsidiaries as of March 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 1, 8 and 9 respectively to the consolidated financial statements, the Company changed its method of accounting for uncertainty in income taxes as of April 1, 2007, its method of accounting for defined benefit plans as of March 31, 2007, and its method of accounting for stock-based compensation plans as of April 1, 2006, respectively.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 21, 2008 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/  KPMG LLP

Houston, Texas
May 21, 2008

BRISTOW GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Fiscal Year Ended March 31,
	2006	2007	2008
	(In thousands, except per share amounts)

Gross revenue:
Operating revenue from non-affiliates	$595,139	$709,254	$868,929
Operating revenue from affiliates	51,832	48,170	49,806
Reimbursable revenue from non-affiliates	58,570	80,244	87,325
Reimbursable revenue from affiliates	4,360	5,927	6,704

	709,901	843,595	1,012,764

Operating expense:
Direct cost	478,421	548,364	635,327
Reimbursable expense	61,889	85,938	91,106
Depreciation and amortization	42,060	42,459	54,140
General and administrative	59,167	66,321	92,833
Gain on disposal of assets	(103)	(10,615)	(9,390)

	641,434	732,467	864,016

Operating income	68,467	111,128	148,748
Earnings from unconsolidated affiliates, net of losses	6,758	11,423	12,978
Interest income	4,046	8,716	12,725
Interest expense	(14,689)	(10,940)	(23,779)
Other income (expense), net	4,615	(8,998)	1,585

Income from continuing operations before provision for income taxes and minority interest	69,197	111,329	152,257
Provision for income taxes	(14,668)	(38,781)	(44,526)
Minority interest	(219)	(1,200)	83

Income from continuing operations	54,310	71,348	107,814
Discontinued operations:
Income from discontinued operations before provision for income taxes	5,438	4,409	1,722
Provision for income taxes on discontinued operations	(1,939)	(1,585)	(5,544)

Income (loss) from discontinued operations	3,499	2,824	(3,822)

Net income	57,809	74,172	103,992
Preferred stock dividends	—	(6,633)	(12,650)

Net income available to common stockholders	$57,809	$67,539	$91,342

Basic earnings per common share:
Earnings from continuing operations	$2.33	$2.75	$4.00
Earnings (loss) from discontinued operations	0.15	0.12	(0.16)

Net earnings	$2.48	$2.87	$3.84

Diluted earnings per common share:
Earnings from continuing operations	$2.30	$2.64	$3.53
Earnings (loss) from discontinued operations	0.15	0.10	(0.12)

Net earnings	$2.45	$2.74	$3.41

The accompanying notes are an integral part of these consolidated financial statements.

BRISTOW GROUP INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31,
	2007	2008
	(In thousands)

ASSETS
Current assets:
Cash and cash equivalents	$184,188	$290,050
Accounts receivable from non-affiliates, net of allowance for doubtful accounts of $1.8 million and $1.8 million, respectively	147,608	204,599
Accounts receivable from affiliates, net of allowance for doubtful accounts of $3.2 million and $4.0 million, respectively	17,199	11,316
Inventories	157,563	176,239
Prepaid expenses and other	17,387	24,177
Current assets from discontinued operations	12,029	—

Total current assets	535,974	706,381
Investment in unconsolidated affiliates	46,828	52,467
Property and equipment — at cost:
Land and buildings	51,785	60,056
Aircraft and equipment	1,139,781	1,428,996

	1,191,566	1,489,052
Less — Accumulated depreciation and amortization	(300,045)	(316,514)

	891,521	1,172,538
Goodwill	6,630	15,676
Other assets	10,725	30,293
Long-term assets from discontinued operations	14,125	—

	$1,505,803	$1,977,355

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
Current liabilities:
Accounts payable	$40,459	$49,650
Accrued wages, benefits and related taxes	36,390	35,523
Income taxes payable	3,412	5,862
Other accrued taxes	9,042	1,589
Deferred revenues	16,283	15,415
Accrued maintenance and repairs	12,309	13,250
Accrued interest	4,511	5,656
Other accrued liabilities	17,151	22,235
Deferred taxes	17,611	9,238
Short-term borrowings and current maturities of long-term debt	4,852	6,541
Current liabilities from discontinued operations	5,948	—

Total current liabilities	167,968	164,959
Long-term debt, less current maturities	254,230	599,677
Accrued pension liabilities	113,069	134,156
Other liabilities and deferred credits	17,345	14,805
Deferred taxes	76,089	91,747
Minority interest	5,445	4,570
Commitments and contingencies (Note 6)
Stockholders’ investment:
5.50% mandatory convertible preferred stock, $.01 par value, authorized and outstanding 4,600,000 shares; entitled in liquidation to $230 million; net of offering costs of $7.4 million	222,554	222,554
Common stock, $.01 par value, authorized 35,000,000 shares as of March 31, 2007 and 90,000,000 shares as of March 31, 2008; outstanding 23,585,370 as of March 31, 2007 and 23,923,685 as of March 31, 2008 (exclusive of 1,281,050 treasury shares)	236	239
Additional paid-in capital	169,353	186,390
Retained earnings	515,589	606,931
Accumulated other comprehensive loss	(36,075)	(48,673)

	871,657	967,441

	$1,505,803	$1,977,355

The accompanying notes are an integral part of these consolidated financial statements.

BRISTOW GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended March 31,
	2006	2007	2008
		(In thousands)

Cash flows from operating activities:
Net income	$57,809	$74,172	$103,992
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	42,256	42,643	54,241
Deferred income taxes	1,488	21,031	17,571
Gain on disposal of discontinued operations	—	—	(1,019)
Gain on asset dispositions	(102)	(10,618)	(9,393)
Stock-based compensation expense	613	4,903	9,546
Equity in earnings from unconsolidated affiliates in excess of dividends received	(337)	(3,754)	(3,720)
Minority interest in earnings	219	1,200	(83)
Tax benefit related to stock-based compensation	—	(1,132)	(1,738)
Increase (decrease) in cash resulting from changes in:
Accounts receivable	(34,718)	(1,428)	(32,600)
Inventories	(12,518)	(10,225)	(18,969)
Prepaid expenses and other	(5,925)	(6,634)	(18,249)
Accounts payable	15,944	(10,688)	7,019
Accrued liabilities	(35,397)	5,771	(36,766)
Other liabilities and deferred credits	9,933	(811)	17,725

Net cash provided by operating activities	39,265	104,430	87,557

Cash flows from investing activities:
Capital expenditures	(139,572)	(304,776)	(338,003)
Proceeds from asset dispositions	85,392	40,441	26,623
Acquisitions, net of cash received	—	—	(14,622)
Net proceeds from sale of discontinued operations	—	—	21,958
Note issued to unconsolidated affiliate	—	—	(4,141)
Investment in unconsolidated affiliate	—	—	(1,960)

Net cash used in investing activities	(54,180)	(264,335)	(310,145)

Cash flows from financing activities:
Proceeds from borrowings	—	—	350,622
Debt issuance costs	(2,564)	—	(5,882)
Issuance of Preferred Stock	—	223,550	—
Preferred Stock issuance costs	—	(996)	—
Repayment of debt and debt redemption premiums	(4,070)	(5,716)	(10,054)
Partial prepayment of put/call obligation	(129)	(130)	(163)
Acquisition of minority interest	—	—	(507)
Preferred Stock dividends paid	—	(6,107)	(12,650)
Issuance of common stock	1,369	3,949	5,756
Tax benefit related to stock-based compensation	—	1,132	1,738

Net cash (used in) provided by financing activities	(5,394)	215,682	328,860

Effect of exchange rate changes on cash and cash equivalents	(3,649)	5,929	(410)

Net increase (decrease) in cash and cash equivalents	(23,958)	61,706	105,862
Cash and cash equivalents at beginning of period	146,440	122,482	184,188

Cash and cash equivalents at end of period	$122,482	$184,188	$290,050

Supplemental disclosure of non-cash investing activities:
Non-monetary exchange of assets	$11,511	$—	$—
Capital expenditures funded by short-term notes	$3,179	$—	$—
Recapitalization of Hemisco funded by note payable	$4,380	$—	$—
Accrued proceeds on insurance claim	$—	$—	$15,582

The accompanying notes are an integral part of these consolidated financial statements.

BRISTOW GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ INVESTMENT

	Fiscal Year Ended March 31,
	2006	2007	2008
	(In thousands, except share amounts)

5.50% mandatory convertible Preferred Stock (shares):
Balance — beginning of fiscal year	—	—	4,600,000
Preferred Stock issued	—	4,600,000	—

Balance — end of fiscal year	—	4,600,000	4,600,000

5.50% mandatory convertible Preferred Stock ($.01 Par):
Balance — beginning of fiscal year	$—	$—	$222,554
Preferred Stock issued, net of offering costs of $7.4 million	—	222,554	—

Balance — end of fiscal year	$—	$222,554	$222,554

Common Stock (shares, exclusive of treasury shares):
Balance — beginning of fiscal year	23,314,708	23,385,473	23,585,037
Stock options exercised	70,765	196,672	230,570
Issuance of Common Stock	—	2,892	108,078

Balance — end of fiscal year	23,385,473	23,585,037	23,923,685

Common Stock ($.01 Par):
Balance — beginning of fiscal year	$233	$234	$236
Stock options exercised	1	2	3

Balance — end of fiscal year	$234	$236	$239

Additional paid in capital:
Balance — beginning of fiscal year	$157,100	$158,762	$169,353
Stock options exercised	1,368	3,946	5,753
Tax benefit related to the exercise of employee stock options	294	1,131	1,738
Stock-based compensation expense	—	4,903	9,546
Reclassified prior year stock-based compensation liability	—	611	—

Balance — end of fiscal year	$158,762	$169,353	$186,390

Retained earnings:
Balance — beginning of fiscal year	$389,715	$447,524	$515,589
Net income	57,809	74,172	103,992
Preferred Stock dividends declared	—	(6,107)	(12,650)

Balance — end of fiscal year	$447,524	$515,589	$606,931

Accumulated other comprehensive loss:
Balance — beginning of fiscal year	$(54,055)	$(68,823)	$(36,075)
Other comprehensive income (loss):
Translation adjustments	(20,729)	27,084	4,087
Pension liability adjustment(1)	5,961	5,664	(20,030)
Equity method investment other comprehensive loss	—	—	(360)
Unrealized gain on cash flow hedges(2)	—	—	3,705

Total other comprehensive income (loss)	(14,768)	32,748	(12,598)

Balance — end of fiscal year	$(68,823)	$(36,075)	$(48,673)

Comprehensive income:
Net income	$57,809	$74,172	$103,992
Other comprehensive income (loss)	(14,768)	32,748	(12,598)

Total comprehensive income	$43,041	$106,920	$91,394

(1)	Net of tax provision of $3.0 million, $2.6 million, and $9.6 million for the fiscal years ended March 31, 2006, 2007 and 2008, respectively.

(2)	Net of tax provision of $2.0 million for the fiscal year ended March 31, 2008.

The accompanying notes are an integral part of these consolidated financial statements.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — OPERATIONS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations

Bristow Group Inc., a Delaware corporation (together with its consolidated entities and predecessors, unless the context requires otherwise, “Bristow Group,” the “Company,” “we,” “us,” or “our”), is the leading provider of helicopter services to the worldwide offshore energy industry based on the number of aircraft operated. With a fleet of 548 aircraft as of March 31, 2008, Bristow Group and its affiliates conduct helicopter operations in most of the major offshore oil-producing regions of the world. Certain of our affiliates also provide helicopter military training, search and rescue services and emergency medical transportation.

Basis of Presentation

The consolidated financial statements include the accounts of Bristow Group Inc. and its consolidated entities after elimination of all significant intercompany accounts and transactions. Investments in affiliates in which we own 50% or less of the equity but have retained the majority of the economic risk of the operating assets and related results are consolidated. Certain of these entities are Variable Interest Entities (“VIEs”) of which we are the primary beneficiary. See discussion of these VIEs in Note 3. Other investments in affiliates in which we own 50% or less of the equity but have the ability to exercise significant influence are accounted for using the equity method. Investments which we do not consolidate or in which we do not exercise significant influence are accounted for under the cost method whereby dividends are recognized when declared.

The historical financial statements and footnote disclosures have been revised to reflect our Grasso Production Management (“Grasso”) business as discontinued operations as discussed in Note 2.

Our fiscal year ends March 31, and we refer to fiscal years based on the end of such period. Therefore, the fiscal year ended March 31, 2008 is referred to as fiscal year 2008.

Summary of Significant Accounting Policies

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates. Areas where critical accounting estimates are made by management include:

•	Taxes;

•	Property and equipment;

•	Revenue recognition;

•	Pension benefits;

•	Allowance for doubtful accounts;

•	Inventory reserve;

•	Insurance;

•	Contingent liabilities;

•	Goodwill impairment; and

•	Stock — based compensation.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash and Cash Equivalents — Our cash equivalents include funds invested in highly-liquid debt instruments with original maturities of 90 days or less.

Accounts Receivable — Trade and other receivables are stated at net realizable value. We grant short-term credit to our customers, primarily major and independent oil and gas companies. We establish reserves for doubtful accounts on a case-by-case basis when a determination is made that the required payment is unlikely to occur. In making the determination, we consider a number of factors, including changes in the financial position of the customer,restrictions placed on the conversion of local currency into U.S. dollars and disputes with the customer. During fiscal years 2006, 2007 and 2008 we reduced revenue for reserves of $1.8 million, $6.6 million and $10.0 million, respectively, against invoices billed to our unconsolidated affiliate in Mexico, which have not been recognized in our results. During fiscal years 2007 and 2008 we recognized revenue and decreased our reserves for $8.3 million and $8.8 million, respectively, collected from this affiliate, including $1.8 million and $0.6 million, respectively, related to amounts billed in fiscal years 2006 and 2007. See Note 3 for a discussion of receivables with unconsolidated affiliates.

The following table is a rollforward of the allowance for doubtful accounts, including affiliates and non-affiliates, for fiscal years 2006, 2007 and 2008:

	Fiscal Year Ended March 31,
	2006	2007	2008
		(In thousands)

Balance — beginning of fiscal year	$8,961	$8,923	$5,009
Expense	3,263	7,842	12,370
Write-offs and collections	(2,884)	(12,121)	(11,662)
Foreign currency effects	(417)	365	100

Balance — end of fiscal year	$8,923	$5,009	$5,817

Inventories — Inventories are stated at the lower of average cost or market and consist primarily of spare parts. The following table is a rollforward of the valuation reserve related to obsolete and excess inventory for fiscal years 2006, 2007 and 2008:

	Fiscal Year Ended March 31,
	2006	2007	2008
		(In thousands)

Balance — beginning of fiscal year	$10,325	$13,147	$10,993
Expense	3,769	5,485	3,269
Inventory disposed and scrapped	(429)	(8,611)	(2,529)
Foreign currency effects	(518)	972	94

Balance — end of fiscal year	$13,147	$10,993	$11,827

Property and Equipment — Property and equipment are stated at cost. Interest costs applicable to the construction of qualifying assets are capitalized as a component of the cost of such assets. Property and equipment includes construction in progress, primarily consisting of progress payments on aircraft purchases and facility construction, of $167.8 million and $182.9 million as of March 31, 2007 and 2008, respectively. We account for exchanges of productive assets at fair value, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transaction lacks commercial substance.

Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets. The estimated useful lives of aircraft range from five to 15 years, and the residual value used in calculating depreciation of aircraft ranges from 30% to 50% of cost. The estimated useful lives for buildings

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

on owned properties range from 15 to 40 years. Other depreciable assets are depreciated over estimated useful lives ranging from three to 15 years, except for leasehold improvements which are depreciated over the lesser of the useful life of the improvement or the lease term (including any period where we have options to renew if it is probable that we will renew the lease). The costs and related accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and the resulting gains or losses are included in income.

Goodwill and Other Intangible Assets — Goodwill represents the excess of cost over fair value of assets of businesses acquired. Goodwill and other intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized. We test the carrying amount of goodwill for impairment annually in the fourth quarter and whenever events or circumstances indicate impairment may have occurred. Intangible assets with finite useful lives are amortized over their respective estimated useful lives to their estimated residual values.

We had goodwill of $6.8 million and $8.9 million relating to our West Africa and Bristow Academy business units, respectively, as of March 31, 2008. As of March 31, 2007 and 2008, the goodwill impairment test on these balances, which involved the use of estimates related to the fair market value of our business units to which goodwill was allocated, indicated no impairment. Goodwill totaling approximately $4.8 million is expected to be deductible for tax purposes.

Included in other assets as of March 31, 2008 are intangible assets of $2.7 million, net of $0.7 million in amortization, related to a non-compete agreement which is being amortized over its contractual life of five years. The gross carrying value at March 31, 2008 was $3.4 million, amortization for fiscal year 2008 was $0.7 million, and estimated amortization per year is $0.7 million for the four years remaining in the contractual life.

Impairment of Long-Lived Assets — Long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of an asset to be held and used exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are classified as current assets in prepaid expenses and other current assets in our consolidated balance sheet and recorded at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale (if any) are presented separately in the appropriate asset and liability sections of the balance sheet.

Other Assets — In addition to the intangible asset discussed above, other assets as of March 31, 2007 and 2008 include debt issuance costs of $6.4 million and $11.2 million, respectively, which are being amortized over the life of the related debt.

Contingent Liabilities and Assets — We establish reserves for estimated loss contingencies when we believe a loss is probable and the amount of the loss can be reasonably estimated. Our contingent liability reserves relate primarily to potential tax assessments, litigation, personal injury claims and environmental liabilities. Income for each reporting period includes revisions to contingent liability reserves resulting from different facts or information which become known or changes in circumstances that affect our previous assumptions with respect to the likelihood or amount of loss. Such revisions are based on information which becomes known after the reporting date for the previous period through the reporting date of the current period. Reserves for contingent liabilities are based upon our assumptions and estimates regarding the probable outcome of the matter. Should the outcome differ from our assumptions and estimates or other events result in a material adjustment to the accrued estimated reserves, revisions to the estimated reserves for contingent liabilities would be required to be recognized.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Proceeds from casualty insurance settlements in excess of the carrying value of damaged assets are recognized in other income (expense), where we have received proof of loss documentation or are otherwise assured of collection of these amounts.

Revenue Recognition — In general, we recognize revenue when it is both realized or realizable and earned. We consider revenue to be realized or realizable and earned when the following conditions exist: the persuasive evidence of an arrangement, generally a customer contract; the services or products have been performed or delivered to the customer; the sales price is fixed or determinable within the contract; and collection is probable. More specifically, revenue from helicopter services is recognized based on contractual rates as the related services are performed. The charges under these contracts are generally based on a two-tier rate structure consisting of a daily or monthly fixed fee plus additional fees for each hour flown. These contracts are for varying periods and generally permit the customer to cancel the contract before the end of the term. We also provide services to customers on an “ad hoc” basis, which usually entails a shorter notice period and shorter duration. The charges for ad hoc services are based on an hourly rate or a daily or monthly fixed fee plus additional fees for each hour flown. In order to offset potential increases in operating costs, our long-term contracts may provide for periodic increases in the contractual rates charged for our services. We recognize the impact of these rate increases when the criteria outlined above have been met. This generally includes written recognition from the customers that they are in agreement with the amount of the rate escalation. In addition, our standard rate structure is based on fuel costs remaining at or below a predetermined threshold. Fuel costs in excess of this threshold are generally reimbursed by the customer. Cost reimbursements from customers are recorded as reimbursable revenue in our consolidated statements of income.

Pension Benefits — See Note 8 for a discussion of our accounting for pension benefits.

Maintenance and Repairs — We charge maintenance and repair costs, including major aircraft component overhaul costs, to earnings as the costs are incurred. However, certain major aircraft components, primarily engines and transmissions, are maintained by third-party vendors under contractual arrangements. Under these agreements, we are charged an agreed amount per hour of flying time. The costs charged under these contractual arrangements are recognized in the period in which the flight hours occur. To the extent that we have not yet been billed for costs incurred under these arrangements, these costs are included in accrued maintenance and repairs on our consolidated balance sheets.

We capitalize betterments and improvements to our aircraft and amortize such costs over the useful lives of the aircraft. Betterments and improvements increase the life or utility of an aircraft.

Taxes — We follow the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based upon temporary differences between the carrying amount and tax basis of our assets and liabilities and measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period in which the change occurs. We record a valuation reserve when we believe that it is more likely than not that any deferred tax asset created will not be realized.

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

In April 2007, we adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”), which applies to all tax positions related to income taxes subject to Statement of Financial Accounting Standards (“SFAS”) No. 109. FIN 48 requires a new evaluation process for all tax positions taken, recognizing tax benefits when it is more-likely-than-not that a tax position will be sustained upon examination by the authorities. The benefit from a position that has surpassed the more-likely-than-not threshold is the largest

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amount of benefit that is more than 50% likely to be realized upon settlement. We recognize interest and penalties accrued related to unrecognized tax benefits as a component of provision for income tax expense. See Note 7 for further discussion on the adoption of FIN 48.

In May 2007, the FASB issued FASB Staff Position (“FSP”) FIN 48-1, an amendment to FIN 48, which provides guidance on how an entity is to determine whether a tax position has effectively settled for purposes of recognizing previously unrecognized tax benefits. Specifically, this guidance states that an entity would recognize a benefit when a tax position is effectively settled using the following criteria: (1) the taxing authority has completed its examination including all appeals and administrative reviews; (2) the entity does not plan to appeal or litigate any aspect of the tax position; and (3) it is remote that the taxing authority would examine or reexamine any aspect of the tax position, assuming the taxing authority has full knowledge of all relevant information relative to making their assessment on the position. We have applied this guidance, as applicable.

Foreign Currency Translation — In preparing our financial statements, we must convert all non-U.S. dollar currencies to U.S. dollars. Balance sheet information is presented based on the exchange rate as of the balance sheet date, and income statement information is presented based on the average conversion rate for the period. The various components of stockholders’ investment are presented at their historical average exchange rates. The resulting difference after applying the different exchange rates is the cumulative translation adjustment. Foreign currency translation gains and losses result from the effect of changes in exchange rates on transactions denominated in currencies other than a company’s functional currency, including transactions between consolidated companies. An exception is made where an intercompany loan or advance is deemed to be of a long-term investment nature, in which instance foreign currency transaction gains or losses are included with cumulative translation gains and losses and are reported in stockholders’ investment as accumulated other comprehensive gains or losses. In the past three fiscal years our stockholders’ investment has increased by $10.4 million as a result of translation adjustments. Changes in exchange rates could cause significant changes in our financial position and results of operations in the future.

As a result of the changes in exchange rates during fiscal years 2006 and 2008, we recorded foreign currency transaction gains of approximately $5.4 million and $1.5 million, respectively, primarily related to the British pound sterling, compared to foreign currency transaction losses of approximately $9.8 million during fiscal year 2007. The significant gains and losses in fiscal years 2006 and 2007 arose primarily from the following U.S. dollar-denominated transactions entered into by Bristow Aviation Holdings Limited (“Bristow Aviation”) (whose functional currency is the British pound sterling):

•	Cash and cash equivalents held in U.S. dollar-denominated accounts. Beginning in July 2006, we reduced a portion of Bristow Aviation’s U.S. dollar-denominated cash balances.

•	U.S. dollar-denominated intercompany loans and U.S. dollar-denominated receivables. On August 14, 2006, we entered into a derivative contract to mitigate our exposure to exchange rate fluctuations on our U.S. dollar-denominated intercompany loans. This derivative contract provided us with a call option on £12.9 million and a put option on $24.5 million, with a strike price of 1.895 U.S. dollars per British pound sterling, and was exercised by us prior to the scheduled expiration on November 14, 2006, resulting in a net loss of $0.3 million. On November 14, 2006, we entered into another derivative contract for the same amount and strike price that expired on May 14, 2007, resulting in a cumulative gain of $0.6 million, of which $0.1 million related to fiscal year 2008 and is included in other income (expense) net in our consolidated statement of income. On April 1, 2007, primarily as a result of changes in the manner in which certain of our consolidated subsidiaries create and manage intercompany balances, we changed the functional currency of two of our consolidated subsidiaries, Bristow Helicopters (International) Ltd. and Caledonia Helicopters Ltd., from the British pound sterling to the U.S. dollar, which reduced our exposure to U.S. dollar-denominated intercompany loans and advances. The changes we made to the manner in which we manage intercompany balances for these two entities

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

has simplified our business as it allows for a clearer view of sales and purchases required to run these businesses and assists in resource management.

•	Euro- and Nigerian Naira-denominated intercompany loans. The economic effect of the foreign currency transaction losses during fiscal year 2007 was offset by a corresponding benefit during those periods reflected as a cumulative translation adjustment in stockholders’ investment on our consolidated balance sheet. Additionally, in April 2007 we significantly reduced our euro-denominated intercompany loans, thereby reducing our exposure to fluctuations in exchange rates for this foreign currency.

The following table presents the applicable exchange rates (of one British pound sterling into U.S. dollars) for the indicated periods:

	Fiscal Year Ended March 31,
	2006	2007	2008

High	$1.92	$1.99	$2.11
Average	1.79	1.89	2.01
Low	1.71	1.74	1.94

As of March 31, 2006, 2007 and 2008 the exchange rate was $1.74, $1.96 and $1.99, respectively.

In addition, certain of our contractual commitments, including aircraft purchase commitments, are payable in currencies other than the U.S. dollar, which exposes us to cash flow risk during periods when the U.S. dollar weakens against those currencies. During fiscal year 2008, the U.S. dollar has weakened substantially against the euro exposing us to significant cash flow risk related to euro-denominated aircraft purchase commitments. The exchange rate (of one euro into U.S. dollars) as of March 31, 2007 and 2008 was $1.32 and $1.58, respectively. In fiscal years 2007 and 2008, we entered into forward contracts to mitigate our exposure to exchange rate fluctuations.

Derivative Financial Instruments — All derivatives are recognized as either assets or liabilities and measured at fair value. We do not speculate in derivatives and hedge only existing economic exposures. We enter into forward exchange contracts from time to time to hedge committed transactions denominated in currencies other than the functional currency of the business. Foreign currency contracts are scheduled to mature at the anticipated currency requirement date and rarely exceed one year. The purpose of our foreign currency hedging activities is to protect us from the risk that foreign currency outflows resulting from payments to foreign suppliers will be adversely affected by changes in exchange rates.

Financial instruments are designated as a hedge at inception where there is a direct relationship to the price risk associated with the related hedged item. Hedge contracts are recorded at cost and periodic adjustments to fair market value are deferred and recorded as a component of stockholders’ investment in other comprehensive income. Settlements of hedge contracts are recorded to cost or revenue as they occur. If the direct relationship to price risk ceases to exist, and a hedge is no longer deemed effective at reducing the intended exposure, fair value of a forward contract at that date is recognized over the remaining term of the contract. Subsequent changes in the fair value of ineffective contracts are recorded to current earnings.

We entered into forward contracts in fiscal year 2008 to mitigate our exposure to exchange rate fluctuations on our euro-denominated aircraft purchase commitments, which have been designated as cash flow hedges for accounting purposes. These forward contracts allow us to purchase euros with delivery dates ranging from March 2008 to May 2009 at rates ranging from 1.4615 U.S. dollars per euro to 1.5439 U.S. dollars per euro. As of March 31, 2008, the fair value of the forward contracts was an asset of $5.7 million. As of March 31, 2008, an unrecognized gain of $3.7 million, net of tax, on the open foreign currency forward contracts is included as a component of accumulated other comprehensive loss and a derivative asset of $5.7 million is included in prepaid expenses and other ($4.5 million) and other assets ($1.2 million) in our consolidated balance sheet.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Gains were recognized in earnings on other foreign currency hedging contracts during fiscal years 2007 and 2008 of $0.5 million and $0.1 million, respectively. No gains or losses were recognized in fiscal year 2006. These contracts related to hedging of changes in the U.S. dollar to British pound exchange rate for U.S. dollars held by entities with a British pound functional currency. These hedges were not designated as hedges for accounting purposes.

Stock-Based Compensation — See Note 8 for a discussion of our accounting for stock-based compensation arrangements.

Other Income (Expense), Net — The amounts for fiscal years 2006, 2007 and 2008 primarily include the foreign currency transaction gains and losses described under “Foreign Currency Translation” above. Additionally, fiscal year 2007 includes a $2.5 million gain resulting from the sale of our investment in a Brazilian joint venture in March 2007 and a charge of $1.9 million for acquisition costs previously deferred in connection with an acquisition we were evaluating as we determined that the acquisition was no longer probable (see Note 3).

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements, but does not require any new fair value measurements. In November 2007, the FASB deferred the effective date of SFAS No. 157 by a full year for all nonfinancial assets and liabilities except those that are recognized or disclosed at fair value on a recurring basis. SFAS No. 157 becomes effective for fiscal year 2009 and interim periods therein for assets and liabilities not subject to the deferral and for fiscal year 2010 and interim periods therein for assets and liabilities which are subject to the deferral. We have not yet completed our evaluation of the impact of SFAS No. 157.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115.” This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates. After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurs. SFAS No. 159 becomes effective for fiscal year 2009. We have not yet completed our evaluation of the impact of SFAS No. 159.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations.” This pronouncement establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired in the business combination or a gain from a bargain purchase, and also establishes disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141R becomes effective for business combinations entered into during fiscal year 2010 and thereafter and does not have any impact on business combinations prior to such date.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51.” This pronouncement requires noncontrolling interests (previously referred to as minority interests) to be reported as a component of stockholders’ investment, which changes the accounting for transactions with noncontrolling interest holders. SFAS No. 160 becomes effective for fiscal year 2010 and interim periods therein. We have not yet completed our evaluation of the impact of SFAS No. 160.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative and Hedging Instruments — an amendment of FASB Statements No. 133.” This pronouncement requires enhanced

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

disclosures about an entity’s derivative and hedging activities, but does not impact the accounting for such activities. SFAS No. 161 becomes effective for fiscal year 2010 and interim periods therein.

In May 2008, the FASB issued FSP APB 14-a, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion.” This FSP requires entities with cash settled convertibles to bifurcate the securities into a debt component and an equity component and accrete the debt component to par over the expected life of the convertible. This FSP will be effective for fiscal year 2010. Early adoption will not be permitted, and the FSP must be applied retrospectively to all instruments. We do not currently have any convertible debt instruments that would be impacted by FSP APB14-a; however, this pronouncement could impact the accounting for such instruments should we issue them in the future.

Note 2 —	ACQUISITIONS AND DISPOSITIONS

Grasso Disposition

On November 2, 2007, we sold our Grasso business, which comprised our entire Production Management Services segment, for approximately $22.5 million, subject to post-closing adjustments including $7.8 million received in fiscal year 2008. The financial results for our Production Management Services segment through November 2, 2007 are classified as discontinued operations. In conjunction with this sale, we agreed to continue to provide helicopter services to Grasso through December 31, 2010. In addition, we executed supplemental indentures with the trustee for our 7 1/2% and 6 1/8% Senior Notes releasing Grasso Corporation and its subsidiaries as guarantors under the Indentures. The obligations of Grasso and its subsidiaries under our senior secured credit facilities were also released in connection with the disposition.

The following table summarizes the after-tax loss on the Grasso sale recorded in fiscal year 2008 (in thousands):

Sale price	$22,500
Adjustment for working capital	7,801

Gross proceeds	30,301
Net assets sold	(29,282)

1,019
Transaction expenses	(1,542)

Pre-tax loss on sale	(523)
Provision for income taxes(1)	(4,784)

After-tax loss on sale of discontinued operations	$(5,307)

(1)	Includes $4.9 million of tax expense related to taxes on non-deductible goodwill.

Revenue related to Grasso was $59.0 million, $54.3 million and $30.8 million for fiscal years 2006, 2007 and 2008, respectively. Net cash flows for discontinued operations attributable to operating, investing and financing activities were not significant for fiscal years 2006, 2007 and 2008.

Bristow Academy Acquisitions

On April 2, 2007, we acquired all of the common equity of Helicopter Adventures, Inc. (“HAI”), a leading flight training provider with operations in Titusville, Florida, and Concord, California, for approximately $15 million in cash. We also assumed $5.7 million of debt as part of this transaction. Upon purchase, HAI was renamed Bristow Academy Inc. (“Bristow Academy”). In November 2007, Bristow Academy acquired Vortex Helicopters, Inc. (“Vortex”), a flight training school in New Iberia, Louisiana, for $2.0 million.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

When combined with our existing training facilities in Norwich, England, Bristow Academy forms a central core of our new Global Training division. As of the acquisition date, HAI operated 51 aircraft (including 38 owned and 13 leased aircraft) and employed 122 people, including 48 flight instructors. As of March 31, 2008, Bristow Academy operated 69 aircraft (including 59 owned and 10 leased aircraft) and employed 165 people, including 74 flight instructors. Bristow Academy is the only school approved to provide helicopter flight training to the commercial pilot and flight instructor level by both the U.S. Federal Aviation Administration (“FAA”) and the European Joint Aviation Authority. The Global Training division supports, coordinates, standardizes, and in the case of the Bristow Academy schools, directly manages all flight training activities.

The acquisition of HAI was accounted for under the purchase method, and we have consolidated the results of Bristow Academy from the date of acquisition. The purchase price has been allocated based on estimates of the fair value of assets acquired and liabilities assumed as of the acquisition date and resulted in goodwill of approximately $8.9 million.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

April 2, 2007
(In thousands)

Current assets	$2,916
Property and equipment	8,743
Other assets	12,440

Total assets acquired	24,099

Current liabilities, including debt	9,068

Total liabilities assumed	9,068

Net assets acquired	$15,031

The pro forma effect of operations of Bristow Academy presented as of the beginning of each of the fiscal years presented was approximately 1% of our consolidated gross revenue, operating income and net income.

Aeroleo Disposition

On March 30, 2007, we sold our 50% ownership interest in Aeroleo Taxi Aereo S.A. (“Aeroleo”), resulting in a pre-tax gain of $2.5 million. During fiscal year 2006, we recorded an impairment charge of $1.0 million to reduce the recorded value of our investment in the joint venture. During fiscal years 2006 and 2007, we derived approximately $8.0 million and $7.6 million, respectively, of leasing and other revenue from this joint venture.

Turbo Disposition

On November 30, 2006, we sold certain of the assets of our aircraft engine overhaul business, Turbo Engines, Inc. (“Turbo”), to Timken Alcor Aerospace Technologies, Inc. (“Timken”) for approximately $14.6 million ($14.3 million of which was received in fiscal year 2007 and $0.3 million was received in late fiscal year 2008). The sale was effective November 30, 2006 and resulted in a pretax gain of $0.1 million. However, the transaction resulted in additional tax expense of $2.5 million related to non-deductible goodwill recorded at the time we acquired Turbo in 2001. This additional tax expense resulted in an increase in our tax rate for fiscal year 2007 (see Note 7). In conjunction with this sale, we signed a supply agreement with Timken through which we are obligated to purchase parts and components and obtain repair services totaling

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$10.5 million over a three-year period beginning December 1, 2006 at prices consistent with prior arrangements with Timken. During fiscal years 2007 and 2008, we purchased $0.6 million and $4.2 million, respectively, under this agreement.

Note 3 —	INVESTMENTS IN SIGNIFICANT AFFILIATES

Consolidated Affiliates

Bristow Aviation — On December 19, 1996, we, along with one of our subsidiaries, acquired 49% of Bristow Aviation’s common stock and a significant amount of its subordinated debt as further discussed below. Bristow Aviation is incorporated in England and holds all of the outstanding shares in Bristow Helicopter Group Limited (“Bristow Helicopters”). Bristow Aviation is organized with three different classes of ordinary shares having disproportionate voting rights. The Company, Caledonia Investments plc and its subsidiary, Caledonia Industrial & Services Limited (collectively, “Caledonia”) and a European Union investor (the “E.U. Investor”) own 49%, 46% and 5%, respectively, of Bristow Aviation’s total outstanding ordinary shares, although Caledonia has voting control over the E.U. Investor’s shares.

In addition to our ownership of 49% of Bristow Aviation’s outstanding ordinary shares, in May 2004, we acquired eight million shares of deferred stock, essentially a subordinated class of stock with no voting rights, from Bristow Aviation for £1 per share ($14.4 million in total). We also have £91.0 million (approximately $181 million) principal amount of subordinated unsecured loan stock (debt) of Bristow Aviation bearing interest at an annual rate of 13.5% and payable semi-annually. Payment of interest on such debt has been deferred since its incurrence in 1996. Deferred interest accrues at an annual rate of 13.5% and aggregated $535.7 million as of March 31, 2008. No interest payments have been paid through March 31, 2008.

The Company, Caledonia, the E.U. Investor and Bristow Aviation have entered into a shareholders’ agreement respecting, among other things, the composition of the board of directors of Bristow Aviation. On matters coming before Bristow Aviation’s board, Caledonia’s representatives have a total of three votes and the two other directors have one vote each. So long as Caledonia has a significant interest in the shares of the common stock of Bristow Group Inc., par value $.01 per share (“Common Stock”), issued to it pursuant to the transaction or maintains its voting control of Bristow Aviation, Caledonia will have the right to nominate two persons to our board of directors and to replace any such directors so nominated.

Caledonia, the Company and the E.U. Investor also have entered into a put/call agreement under which, upon giving specified prior notice, we have the right to buy all the Bristow Aviation shares held by Caledonia and the E.U. Investor, who, in turn, each have the right to require us to purchase such shares. Under current English law, we would be required, in order for Bristow Aviation to retain its operating license, to find a qualified European investor to own any Bristow Aviation shares we have the right to acquire under the put/call agreement. The only restriction under the put/call agreement limiting our ability to exercise the put/call option is a requirement to consult with the Civil Aviation Authority (“CAA”) regarding the suitability of the new holder of the Bristow Aviation shares. The put/call agreement does not contain any provisions should the CAA not approve the new European investor. However, we would work diligently to find a European investor suitable to the CAA. The amount by which we could purchase the shares of the other investors holding 51% of the equity of Bristow Aviation is fixed under the terms of the call option, and we have reflected this amount on our consolidated balance sheets as minority interest. Furthermore, the call option provides a mechanism whereby the economic risk for the other investors is limited should the financial condition of Bristow Aviation deteriorate. The call option price is the nominal value of the ordinary shares held by the minority shareholders (£1.0 million as of March 31, 2008) plus an annual guaranteed rate of return less any prepayments of such call option price and any dividends paid on the shares concerned. The Company can elect to pre-pay the guaranteed return element of the call option price wholly or in part without exercising the call option. No dividends have been paid. We have accrued the annual return due to the other shareholders at a rate of sterling LIBOR plus 3% (prior to May 2004, the rate was fixed at 12%) by recognizing minority interest expense in

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

our consolidated statements of income, with a corresponding increase in minority interest on our consolidated balance sheets. Prepayments of the guaranteed return element of the call option are reflected as a reduction in minority interest on our consolidated balance sheets. The other investors have an option to put their shares in Bristow Aviation to the Company. The put option price is calculated in the same way as the call option price except that the guaranteed rate for the period to April 2004 was 10% per annum. If the put option is exercised, any pre-payments of the call option price are set off against the put option price. As a result of the death of the E.U. Investor, Caledonia and the Company are in the process of nominating a replacement investor suitable to U.K. authorities. We expect the change of shareholder to be complete by the end of 2008.

Changes in the balance for the minority interest associated with Bristow Aviation are as follows:

	Fiscal Year Ended March 31,
	2006	2007	2008
	(In thousands)

Balance — beginning of fiscal year	$2,130	$1,804	$2,042
Payments to minority interest shareholders	(156)	(157)	(189)
Minority interest expense	155	163	192
Currency translation	(325)	232	27

Balance — end of fiscal year	$1,804	$2,042	$2,072

During September and October 2006, we conducted a public offering of 4,600,000 shares of our 5.50% mandatory convertible preferred stock, par value $0.01 per share and liquidation preference of $50.00 per share (the “Preferred Stock”) (see Note 9). Caledonia purchased an aggregate of 300,000 shares of the Preferred Stock in this offering at a price equal to the public offering price. The underwriters for this offering received no discount or commission on the sale of these 300,000 shares to Caledonia.

Bristow Caribbean Ltd. — Bristow Caribbean Ltd. (“BCL”) is a joint venture in Trinidad, in which we own a 40% interest with a local partner that holds the remaining 60% interest. BCL provides offshore helicopter services to customers of ours in Trinidad. We control the significant management decisions of this entity, including the payment of dividends to our partner. We consolidate this VIE as the primary beneficiary of the entity. BCL operates twelve aircraft in Trinidad.

Aviashelf Aviation Co. (“Aviashelf”) — On July 15, 2004, Bristow Aviation, through certain wholly-owned subsidiaries, acquired an interest in an operation in Russia in an arm’s-length transaction with previously unrelated parties. This transaction included the purchase of a 48.5% interest in Aviashelf, a Russian helicopter company that owns five large twin-engine helicopters. Simultaneously, through two newly formed 51%-owned U.K. joint venture companies, Bristow Helicopters Leasing Ltd. (“BHL”) and Sakhalin Bristow Air Services Ltd.(“SBAS”), Bristow Aviation purchased two large twin-engine helicopters and two fixed-wing aircraft. These two U.K. companies hold the contracts for our Russian operations and lease aircraft to Aviashelf. The acquisition was accounted for under the purchase method, and we have consolidated the results of Aviashelf from the date of acquisition. Aviashelf has been consolidated based on the ability of certain consolidated subsidiaries of Bristow Aviation to control the vote on a majority of the shares of Aviashelf, rights to manage the day to day operations of the company which were granted under a shareholders’ agreement, and our ability to acquire an additional 8.5% interest in Aviashelf under a put/call option agreement.

On May 25, 2007, we acquired an additional 9% interest in each of BHL and SBAS for $300,000 in accordance with a put/call option agreement. In addition, on May 25, 2007, we entered into an agreement for grant of a new call option under which we can acquire an additional 8.5% interest in Aviashelf. This agreement replaces the previous put/call option agreement.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Bristow Helicopters Nigeria Ltd. and Pan African Airlines Nigeria Ltd. — Bristow Helicopters Nigeria Ltd. (“BHNL”) and Pan African Airlines Nigeria Ltd. (“PAAN”) are joint ventures in Nigeria with local partners, in which we own interests of 40% and 50.17%, respectively. BHNL and PAAN provide helicopter services to customers in Nigeria. These entities are VIEs that we consolidate as the primary beneficiary.

Heliair Leasing Limited — Heliair Leasing Limited (“Heliair”) is a Cayman Islands company that as of March 31, 2007 owned two aircraft that it leased to BriLog Leasing Ltd. (“BriLog”), a wholly-owned subsidiary of ours. In fiscal year 1999, Heliair purchased the aircraft with proceeds from two limited recourse term loans with a U.K. bank. The term loans were secured by both aircraft and our guarantee of the underlying lease obligations. In addition, we provided asset value guarantees totaling up to $3.8 million, which were payable at expiration of the leases depending on the value received for the aircraft at the time of disposition. The sole purpose of Heliair was to finance the purchase of the two aircraft. As a result of the guarantees and the terms of the underlying leases, for financial statement purposes, the aircraft and associated term loans had been reflected on our consolidated balance sheets, effectively consolidating Heliair.

As discussed in Note 5, in May 2007, we completed a long-term financing, the proceeds of which were used to purchase the two aircraft discussed above from Heliair in May and July 2007. Heliair used the sales proceeds to repay the term loans concurrently. As a result of the sale of the aircraft and repayment of the term loans, Heliair has no assets and liabilities and no longer leases any aircraft to BriLog. Additionally, as we no longer guarantee any obligations of Heliair, we no longer consolidate this entity as of July 2, 2007 upon repayment of the second term loan.

Unconsolidated Affiliates

We have investments in three unconsolidated affiliates that are accounted for under the cost method as we are unable to exert significant influence over their operations: Hemisco Helicopters International, Inc. (“Hemisco”) and Heliservicio Campeche S.A. de C.V. (“Heliservicio”) (collectively, “HC”); and Petroleum Air Services (“PAS”). We also have investments in several unconsolidated affiliates that we account for under the equity method: FBS Limited (“FBS”), FB Heliservices Limited (“FBH”), FB Heliservices Limited (“FBL”), collectively referred to as the FB Entities; Helicopter Leasing Associates, L.L.C. (“HLA”); Norsk Helikopter AS (“Norsk”); and Rotorwing Leasing Resources, L.L.C. (“RLR”). Each of these entities is principally involved in the provision of helicopter transportation services to the offshore oil and gas industry, with the exception of the FB Entities, whose activities are described in further detail below, and Norsk, whose subsidiary provides air ambulance services.

HC — We own a 49% interest in each of Hemisco, a Panamanian corporation, and Heliservicio, a Mexican corporation, which provide onshore helicopter services to the Mexican Federal Electric Commission and offshore helicopter transportation to Petróleos Mexicanos (“PEMEX”) and other companies on a contract and ad hoc basis. HC owns 3 aircraft and leases 7 aircraft from us, 13 aircraft from RLR and 5 aircraft from a third party to provide helicopter services to its customers.

In order to improve the financial condition of Heliservicio, we and our joint venture partner, Compania Inversora Corporativa, S.A de C.V (“CIC”), completed a recapitalization of Heliservicio on August 19, 2005. As a result of this recapitalization, Heliservicio’s two shareholders, the Company and CIC, have notes payable to Hemisco of $4.4 million and $4.6 million, respectively, and obligations of Heliservicio in the same amounts were cancelled thereby increasing its capital. The $4.4 million note owed by us to Hemisco bears interest at 3% annually and is due on July 31, 2015. This transaction was a non-cash investing activity as disclosed in the supplemental disclosure of non-cash investing activities on the consolidated statement of cash flows for fiscal year 2006.

After the conclusion of the contract with PEMEX in February 2005, HC experienced difficulties during fiscal year 2006 in meeting its obligations to make lease rental payments to us and to RLR. During fiscal year

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2006, RLR and we made a determination that, because of the uncertainties as to collectibility, lease revenue from HC would be recognized as they were collected. As of March 31, 2008, $1.8 million of amounts billed but not collected from HC have not been recognized in our results, and our 49% share of the equity in earnings of RLR has been reduced by $3.5 million for amounts billed but not collected from HC. During fiscal year 2008, we recognized revenue of $0.6 million upon receipt of payment from HC for amounts billed in fiscal year 2007 and recorded equity earnings from RLR of $0.8 million related to receipt of payment by RLR from HC for amounts billed in fiscal year 2007. We have taken several actions which have improved the financial condition and profitability of HC, and we will continue to evaluate the improving results for HC to determine if and when we will change our accounting for this joint venture from the cash to accrual basis.

PAS — In Egypt, we operate through our 25% interest in PAS, an Egyptian corporation. PAS provides helicopter and fixed wing transportation to the offshore energy industry. Additionally, spare fixed-wing capacity is chartered to tourism operators. PAS owns 40 aircraft and leases 1 aircraft from us.

FB Entities — We own a 50% interest in each of the FB Entities, U.K. corporations which principally provide pilot training, maintenance and support services to the British military under an agreement that runs through March 31, 2012. FBS and FBL own and operate a total of 59 aircraft.

The FB Entities originated in 1996 when Bristow Aviation was awarded a contract to provide pilot training and maintenance services to the Defence Helicopter Flying School, a then newly established training school for all branches of the British military, under a fifteen-year contract valued at approximately £500 million over the full term. FBS purchased and specially modified 47 aircraft dedicated to conducting these training activities, which began in May 1997. Bristow Aviation and its partner have given joint and several guarantees of up to £15.0 million ($29.8 million) related to the performance of this contract. Bristow Aviation has also guaranteed repayment of up to £10 million ($19.9 million) of FBS’s outstanding debt obligation, which is primarily collateralized by the 47 aircraft discussed above. Since May 1997, the FB Entities have been awarded additional government work. These entities together have purchased and modified 12 additional aircraft and maintain a staff of approximately 575 employees.

HLA — We own a 50% interest in HLA, a Louisiana limited liability company. HLA leases two aircraft from a third party, which it leases to Aeroleo.

Norsk — We own a 49% interest in Norsk, a Norwegian corporation that provides helicopter transportation services in the Norwegian sector of the North Sea. Norsk operates 12 aircraft, 6 of which are leased from us. Norsk owns 100% of Lufttransport AS, a Norwegian company which operates 20 aircraft and is engaged in providing air ambulance services in Scandinavia. As of March 31, 2008, Norsk and its subsidiary operated a total of 32 aircraft.

RLR — We own a 49% interest in RLR, a Louisiana limited liability company. RLR owns seven aircraft and leases six aircraft from us, all of which it leases to HC.

In July 2003, we sold six aircraft, at cost, to RLR. RLR financed 90% of the purchase price of these aircraft through a five-year $31.8 million term loan (the “RLR Note”). The RLR Note has $19.0 million remaining outstanding and is secured by the six aircraft which have a cumulative carrying value of $24.0 million as of March 31, 2008. The Company and other shareholder of RLR have provided guarantees of 49% and 51%, respectively, of the RLR Note outstanding as of the most recent July anniversary date. As of March 31, 2008, the Company and other shareholder of RLR had guaranteed $9.3 million and $9.7 million, respectively. In addition, the lender has a put option concerning the RLR Note which it may exercise if the aircraft are not returned to the U.S. within 30 days of a default on the RLR Note. Any such exercise would require us to purchase 100% of the RLR Note from the lender. We simultaneously entered into a similar agreement with the other RLR shareholder which requires that, in event of exercise by the lender of its put option to us, the other shareholder will be required to purchase 51% of the RLR Note from us. As of March 31, 2008, a liability of $0.6 million representing the fair value of this guarantee was reflected in our

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

consolidated balance sheet in other accrued liabilities. The fair value of the guarantee is being amortized over the term of the RLR Note which matures in July 2008. We expect the RLR Note to be refinanced prior to maturity.

During September 2007, we and the other RLR shareholder each contributed additional capital of approximately $2.0 million to RLR and we loaned RLR $4.1 million under a three-year term loan arrangement which is included in other assets in the consolidated balance sheet as of March 31, 2008. The funds were used by RLR to purchase an aircraft delivered in September 2007 which was leased to HC.

Aeroleo — In March 2007, we sold our 50% interest in Aeroleo, a Brazilian corporation, to our partners in the joint venture. We continued to lease aircraft already in country to this entity until the agreements expired in late fiscal year 2008. Aeroleo provides offshore helicopter transportation services primarily to the Brazilian national oil company and also serves other oil and gas companies. Aeroleo leases two aircraft from another unconsolidated affiliate of ours (discussed under “HLA”) under agreements that expire in fiscal year 2009.

Other — Historically, in addition to the expansion of our business through purchases of new and used aircraft, we have also established new joint ventures with local partners or purchased significant ownership interests in companies with ongoing helicopter operations, particularly in countries where we have no operations or our operations are limited in scope, and we continue to evaluate similar opportunities which could enhance our operations. Where we believe that it is probable that an investment will result, the costs associated with such investment evaluations are deferred and included in investment in unconsolidated affiliates in our consolidated balance sheets. For each investment evaluated, an impairment of the deferred costs is recognized in the period in which we determine that it is no longer probable that an investment will be made. In December 2006, we recorded expense of $1.9 million in other income (expense), net, in our consolidated statements of income for acquisition costs previously deferred in connection with an acquisition we were evaluating as we determined that the acquisition was no longer probable. As of March 31, 2008, other costs associated with investment evaluations were not significant.

Our percentage ownership and investment balance for the unconsolidated affiliates is as follows (in thousands):

	Percentage	March 31,
	Ownership	2007	2008

Cost Method:
HC	49%	$7,017	$7,017
PAS	25%	6,286	6,286
Other		1,046	933
Equity Method:
FB Entities	50%	20,011	24,296
Norsk	49%	10,323	9,912
RLR	49%	1,724	3,541
Other		421	482

Total		$46,828	$52,467

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Earnings from unconsolidated affiliates were as follows (in thousands):

	Fiscal Year Ended March 31,
	2006	2007	2008

Dividends from entities accounted for on the cost method:
PAS	$2,500	$2,500	$2,750
Other	180	137	179

	2,680	2,637	2,929
Earnings (losses) from entities accounted for on the equity method:
FB Entities	3,694	7,154	10,573
Norsk	2,675	1,635	(467)
RLR	(2,744)	(187)	(142)
Other	453	184	85

	4,078	8,786	10,049

Total	$6,758	$11,423	$12,978

A summary of combined financial information of our unconsolidated affiliates accounted for under the equity method of accounting is set forth below (in thousands):

	March 31,
	2007	2008
	(Unaudited)	(Unaudited)

Current assets	$129,428	$143,506
Non-current assets	304,940	311,215

Total assets	$434,368	$454,721

Current liabilities	$80,191	$119,298
Non-current liabilities	292,049	268,968
Equity	62,128	66,455

Total liabilities and equity	$434,368	$454,721

	Fiscal Year Ended March 31,
	2006	2007	2008
	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	$248,576	$318,589	$342,458
Gross profit	$31,590	$45,906	$48,375
Net income	$8,282	$18,357	$23,048

Note 4 —	PROPERTY AND EQUIPMENT

During fiscal year 2008, we received proceeds of $26.6 million from the disposal of 39 aircraft and certain other equipment, resulting in a gain of $9.4 million. Included in the $9.4 million gain is a total loss on one medium aircraft from a crash in Nigeria, a total loss on two small aircraft in the Gulf of Mexico in flight accidents and a total loss from storm damage to one medium aircraft, resulting in a net loss on asset disposals of $0.5 million. All of these losses were insured. Additionally, in fiscal year 2008, we settled an insurance claim on an aircraft that was damaged in the North Sea in November 2006, which resulted in a gain of $3.8 million. The proceeds from this claim totaling $15.6 million were received in May 2008. The proceeds are presented in non-cash investing activities in our consolidated statement of cash flows for fiscal year 2008.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During fiscal year 2007, we received proceeds of $26.2 million, primarily from the disposal of 12 aircraft and certain other equipment, which together resulted in a net gain of $10.6 million.

During fiscal year 2006, we received proceeds of $16.8 million, primarily from the disposal of one aircraft and certain equipment and from insurance recoveries associated with hurricane Katrina damage, which together resulted in a gain of $0.1 million.

Additionally, on December 30, 2005, we sold nine aircraft for $68.6 million in aggregate to a subsidiary of General Electric Capital Corporation, and then leased back each of the nine aircraft under separate operating leases with terms of ten years expiring in January 2016. See further discussion of this transaction in Note 6.

In January 2004, we entered into a purchase agreement with Eurocopter for two new large aircraft to be delivered in calendar year 2005. In connection with this purchase agreement, Eurocopter found a purchaser for five of our used large aircraft. Two of these aircraft were not ready for trade-in upon execution of the contract, ultimately resulting in our issuance of two short-term promissory notes to Eurocopter in August 2005 for the remaining purchase price of these aircraft. The promissory notes totaled €12.1 million ($14.7 million) in aggregate, which was due to Eurocopter in the event that the two aircraft were not provided to Eurocopter. In February 2006, the two aircraft were traded in for a value of €9.4 million ($11.5 million), leaving €2.7 million ($3.2 million) outstanding on these notes as of March 31, 2006. In April 2006, we paid the remaining balance due on these notes, thereby settling the obligation for these aircraft with Eurocopter. During fiscal year 2006, this transaction was accounted for as a non-monetary exchange of productive assets based on the recorded amount of the non-monetary asset relinquished, and no gain or loss was recorded. As such, the transaction is included as a non-cash investing activity on our statement of cash flows.

As of March 31, 2007 and 2008, prepaid expense and other current assets included $8.5 million and $6.4 million, respectively, associated with 12 and 4 aircraft, respectively, classified as held for sale. We recorded impairment charges of $0.5 million and $0.1 million during fiscal years 2006 and 2007, respectively, related to the reduction of the carrying value of aircraft to their fair values. No impairment charges were recorded in fiscal year 2008 to reduce the carrying value of aircraft to their fair values.

Note 5 —	DEBT

Debt as of March 31, 2007 and 2008 consisted of the following (in thousands):

	March 31,
	2007	2008

7 1/2% Senior Notes due 2017, including $0.6 million of unamortized premium	$—	$350,601
6 1/8% Senior Notes due 2013	230,000	230,000
Term loans	18,848	16,683
Hemisco Helicopters International, Inc. note	4,380	4,380
Advance from customer	1,400	1,400
Sakhalin debt	4,454	3,154

Total debt	259,082	606,218
Less short-term borrowings and current maturities of long-term debt	(4,852)	(6,541)

Total long-term debt	$254,230	$599,677

7 1/2% Senior Notes due 2017 — On June 13 and November 13, 2007, we completed offerings totaling $350 million of 7 1/2% Senior Notes due 2017 (“7 1/2% Senior Notes”). $50 million of the notes were issued for a premium of $0.6 million which is being amortized over the life of the notes as a reduction of interest

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expense. These notes are unsecured senior obligations and rank effectively junior in right of payment to all of the Company’s existing and future secured indebtedness, rank equally in right of payment with our existing and future senior unsecured indebtedness and rank senior in right of payment to any of our existing and future subordinated indebtedness. The 7 1/2% Senior Notes are guaranteed by certain of our U.S. subsidiaries (the “Guarantor Subsidiaries”), which are the same subsidiaries that are guarantors of the $230 million 6 1/8% Senior Notes due 2013 (discussed below). We have used and expect to continue using the net proceeds from the offerings to fund additional aircraft purchases, including aircraft under options, and for general corporate purposes. The indenture for the 7 1/2% Senior Notes includes restrictive covenants which limits, among other things, our ability to incur additional debt, issue disqualified stock, pay dividends, repurchase stock, invest in other entities, sell assets, incur additional liens or security, merge or consolidate the Company and enter into transactions with affiliates. Interest on the 7 1/2% Senior Notes is paid on March 15 and September 15 of each year, beginning on September 15, 2007, and the 7 1/2% Senior Notes mature on September 15, 2017. The 7 1/2% Senior Notes are redeemable at our option; however, any payment or re-financing of these notes prior to September 15, 2012 is subject to a make-whole premium, and any payment or re-financing is subject to a prepayment premium of 103.75%, 102.50% and 101.25% if redeemed during the twelve-month period beginning on September 15 of 2012, 2013 and 2014, respectively.

Pursuant to a registration rights agreement with the holders of our 7 1/2% Senior Notes, we exchanged their notes for publicly registered notes with identical terms on March 3, 2008.

6 1/8% Senior Notes due 2013 — On June 20, 2003, we completed an offering of $230 million 6 1/8% Senior Notes due 2013 (“6 1/8% Senior Notes”). These notes are unsecured senior obligations and rank effectively junior in right of payment to all the Company’s existing and future secured indebtedness, rank equally in right of payment with our existing and future senior unsecured indebtedness and rank senior in right of payment to any of our existing and future subordinated indebtedness. The 6 1/8% Senior Notes are guaranteed by the Guarantor Subsidiaries. The indenture to the 6 1/8% Senior Notes includes restrictive covenants which limits, among other things, our ability to incur additional debt, issue disqualified stock, pay dividends, repurchase stock, invest in other entities, sell assets, incur additional liens or security, merge or consolidate the Company and enter into transactions with affiliates. The 6 1/8% Senior Notes are redeemable at our option; however, any payment or re-financing of these notes prior to June 2008 is subject to a make-whole premium and any payment or re-financing after June 2008 but prior to June 2011 is subject to a prepayment premium (approximately 103%, 102% and 101% in June 2008, 2009 and 2010, respectively).

Term Loans — As discussed further in Note 3, two limited recourse term loans were created in connection with sale and lease transactions for two aircraft entered into with Heliair in fiscal year 1999. In May 2007, BriLog completed a new $18.7 million term loan financing, the proceeds of which were used to purchase the two aircraft from Heliair in May and July 2007. Heliair used the sales proceeds to repay the limited recourse term loans concurrently. This financing and aircraft purchase did not involve the transfer of cash. See Note 3 for a discussion of our relationship with Heliair.

The new term loan is repayable by BriLog in quarterly installments with the first payment of $0.3 million in June 2007, followed by thirty-two consecutive quarterly principal payments of $0.6 million, the first of which was paid in September 2007. Interest is payable on the new term loan at LIBOR plus a margin of 1.25% (about 3.95% as of March 31, 2008). The new term loan is secured by the two aircraft, and we have provided a parent guarantee of the loan.

Hemisco Helicopters International, Inc. note — As discussed in Note 3 above, in order to improve the financial condition of Heliservicio, we and our joint venture partner, CIC, completed a recapitalization of Heliservicio on August 19, 2005. As a result of this recapitalization, Heliservicio’s two shareholders, the Company and CIC, have notes payable to Hemisco of $4.4 million and $4.6 million, respectively, and obligations of Heliservicio in the same amounts were cancelled thereby increasing its capital. The $4.4 million note owed by us to Hemisco bears interest at 3% annually and is due on July 31, 2015.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Advance from customer — This advance was made in relation to value added tax items in Kazakhstan and is non-interest bearing.

Sakhalin Debt — On July 16, 2004, we assumed various existing liabilities that were outstanding and secured against assets purchased as part of our acquisition of a business in Sakhalin, Russia. Two promissory notes totaling $0.8 million as of March 31, 2008 are being repaid over five years at an interest rate of 8.5% and are scheduled to be fully paid in fiscal years 2009 and 2010. The other liabilities assumed include a finance lease on an aircraft which was fully repaid in fiscal year 2008; a finance lease on an aircraft totaling $2.2 million as of March 31, 2008, with an interest rate of 8.5% and expiring in fiscal year 2009 with a final termination payment of $2.0 million; and a note to the former owner of $0.2 million at March 31, 2008 which will be repaid in fiscal year 2009.

Senior Secured Credit Facilities — In August 2006, we entered into syndicated senior secured credit facilities which consist of a $100 million revolving credit facility (with a subfacility of $25 million for letters of credit) and a $25 million letter of credit facility (the “Credit Facilities”). The aggregate commitments under the revolving credit facility may be increased to $200 million at our option following our 6 1/8% Senior Notes receiving an investment grade credit rating from Moody’s or Standard & Poor’s (so long as the rating of the other rating agency of such notes is no lower than one level below investment grade). As of March 31, 2008, our Moody’s and Standard & Poor’s ratings were Ba2 and BB, respectively, which are two levels below the investment grade ratings of Baa3 and BBB–, respectively. In May and November 2007, we amended the Credit Facilities to increase the amount of permitted additional indebtedness to $325 million and $375 million, respectively. The revolving credit facility may be used for general corporate purposes, including working capital and acquisitions. The letter of credit facility is used to issue letters of credit supporting or securing performance of statutory obligations, surety or appeal bonds, bid or performance bonds and similar obligations.

Borrowings under the revolving credit facility bear interest at an interest rate equal to, at our option, either the Base Rate or LIBOR (or EURIBO, in the case of Euro-denominated borrowings) plus the applicable margin. “Base Rate” means the higher of (1) the prime rate and (2) the Federal Funds rate plus 0.5% per annum. The applicable margin for borrowings range from 0.0% and 2.5% depending on whether the Base Rate or LIBOR is used, and is determined based on our credit rating. Fees owed on letters of credit issued under either the revolving credit facility or the letter of credit facility are equal to the margin for LIBOR borrowings. Based on our current ratings, the margins on Base Rate and LIBOR borrowings were 0.0% and 1.25%, respectively, as of March 31, 2008. There is also a commitment fee of 0.20% on undrawn borrowing capacity. Interest is payable at least quarterly, and the Credit Facilities mature in August 2011. Our obligations under the Credit Facilities are guaranteed by certain of our principal domestic subsidiaries and secured by the accounts receivable, inventory and equipment (excluding aircraft and their components) of Bristow Group and the Guarantor Subsidiaries, and the capital stock of certain of our principal foreign subsidiaries.

In addition, the Credit Facilities include covenants which are customary for these types of facilities, including certain financial covenants and restrictions on the ability of Bristow Group and its subsidiaries to enter into certain transactions, including those that could result in the incurrence of additional liens and indebtedness; the making of loans, guarantees or investments; sales of assets; payments of dividends or repurchases of our capital stock; and entering into transactions with affiliates.

As of March 31, 2008, we had $0.4 million in letters of credit outstanding under the letter of credit facility and no borrowings or letters of credit outstanding under the revolving credit facility.

U.K. Facilities — As of March 31, 2008, Bristow Aviation had a £3.0 million ($6.0 million) facility for bank guarantees, of which £0.5 million ($1.0 million) was outstanding, and a £1.0 million ($2.0 million) net overdraft facility, under which no borrowings were outstanding. Both facilities are with a U.K. bank. The letter of credit facility is provided on an uncommitted basis, and outstanding letters of credit bear fees at a rate of

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

0.7% per annum. Borrowings under the net overdraft facility are payable upon demand and bear interest at the bank’s base rate plus a spread that can vary between 1% and 3% per annum depending on the net overdraft amount. The net overdraft facility will be reviewed by the bank annually on August 31 and is cancelable at any time upon notification from the bank. The facilities are guaranteed by certain of Bristow Aviation’s subsidiaries and secured by a negative pledge of Bristow Aviation’s assets.

RLR Note — As discussed in Note 3 above, we guaranteed 49% of the RLR Note ($9.3 million as of March 31, 2008). In addition, we have given the lender a put option concerning the RLR Note which it may exercise if the aircraft are not returned to the U.S. within 30 days of a default on the RLR Note. The RLR Note matures in July 2008. We expect the RLR Note to be refinanced prior to maturity.

Surety Bond — We have provided an indemnity agreement to Afianzadora Sofimex, S.A. to support issuance of surety bonds on behalf of HC from time to time. As of March 31, 2008, surety bonds denominated in Mexican pesos with an aggregate value of 184.9 million Mexican pesos ($17.3 million) and a surety bond denominated in U.S. dollars with a value of $1.7 million were outstanding.

Other Matters — Aggregate annual maturities (which excludes unamortized premium of $0.6 million) for all debt for the next five fiscal years and thereafter are as follows (in thousands):

Fiscal Year ending March 31
2009	$6,484
2010	2,631
2011	2,342
2012	2,301
2013	2,301
Thereafter	589,558

$605,617

Interest paid in fiscal years 2006, 2007 and 2008 was $16.2 million, $16.1 million and $34.1 million, respectively. Capitalized interest was $2.4 million, $6.4 million and $12.9 million in fiscal years 2006, 2007 and 2008, respectively.

The estimated fair value of our total debt as of March 31, 2007 and 2008 was $241.8 million and $600.5 million, respectively, based on quoted market prices for the publicly listed 7 1/2% Senior Notes, 6 1/8% Senior Notes and the carrying value for all our other debt, which approximates fair value.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 6 —	COMMITMENTS AND CONTINGENCIES

Aircraft Purchase Contracts — As shown in the table below, we expect to make additional capital expenditures over the next five fiscal years to purchase additional aircraft. As of March 31, 2008, we had 35 aircraft on order and options to acquire an additional 50 aircraft. Although a similar number of our existing aircraft may be sold during the same period, the additional aircraft on order will provide incremental fleet capacity in terms of revenue and operating margin.

	Fiscal Year Ending March 31,
	2009		2010		2011	2012	2013	Total

Commitments as of March 31, 2008:
Number of aircraft:
Medium	6		3		—	—	—	9
Large	11		5		—	—	—	16
Training	10		—		—	—	—	10

	27	(1)	8	(2)	—	—	—	35

Related expenditures (in thousands)(3)	$262,200		$87,078		$—	$—	$—	$349,278

Options as of March 31, 2008:
Number of aircraft:
Medium	—		3		6	11	13	33
Large	—		6		10	1	—	17

	—		9		16	12	13	50

Related expenditures (in thousands)(3)	$63,628		$229,972		$226,283	$155,407	$127,086	$802,376

(1)	Signed customer contracts are currently in place for 8 of these 17 non-training aircraft.

(2)	No signed customer contracts are currently in place for these 8 aircraft.

(3)	Includes progress payments on aircraft scheduled to be delivered in future periods.

The following chart presents an analysis of our aircraft orders and options during fiscal years 2006, 2007 and 2008:

	Fiscal Year Ending
	March 31, 2006		March 31, 2007		March 31, 2008
	Orders	Options	Orders	Options	Orders	Options

Beginning of fiscal year	14	—	51	24	31	52
Aircraft delivered(1)	(12)	—	(25)	—	(34)	—
Aircraft ordered	49	—	17	(9)	20	(19)
New options	—	24	—	31	—	17
Training aircraft	—	—	—	—	18	—
Orders converted to options	—	—	(12)	12	—	—
Expired options	—	—	—	(6)	—	—

End of fiscal year	51	24	31	52	35	50

(1)	Includes nine training aircraft delivered during fiscal year 2008.

Sale and Leaseback Financing — On December 30, 2005, we sold nine aircraft for $68.6 million in aggregate to a subsidiary of General Electric Capital Corporation, and then leased back each of the nine

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

aircraft under separate operating leases with terms of ten years expiring in January 2016. Each “net” lease agreement requires us to be responsible for all operating costs and has an effective interest rate of approximately 5% for the first 60 months. Rent payments under each lease are payable monthly and total $6.3 million and $7.6 million annually during the first 60 months and second 60 months, respectively, for all nine leases in aggregate. Each lease has a purchase option upon expiration and an early purchase option at 60 months (December 2010). The early purchase option price for the nine aircraft at 60 months is approximately $52 million in aggregate. There was a deferred gain on the sale of the aircraft in the amount of $10.8 million in aggregate. The deferred gain is being amortized as a reduction in lease expense over the 10 year lease in proportion to the rent payments. Additional collateral in the amount of $11.8 million, which consists of five aircraft and a $2.5 million letter of credit, was released in fiscal year 2008 following the conclusion of the U.S. Securities and Exchange Commission (“SEC”) investigation related to the Internal Review (see discussion below). The leases contain terms customary in transactions of this type, including provisions that allow the lessor to repossess the aircraft and require the lessee to pay a stipulated amount if the lessee defaults on its obligations under the leases.

Operating Leases — We have noncancelable operating leases in connection with the lease of certain equipment, land and facilities, including the leases with a subsidiary of General Electric Capital Corporation discussed above. Rental expense incurred under all operating leases included in income from continuing operations, except for those with terms of a month or less that were not renewed, was $9.8 million, $17.5 million and $22.8 million in fiscal years 2006, 2007 and 2008, respectively. As of March 31, 2008, aggregate future payments under noncancelable operating leases that have initial or remaining terms in excess of one year are as follows (in thousands):

Fiscal year ending March 31,
2009	$13,370
2010	10,578
2011	9,676
2012	9,856
2013	9,371
Thereafter	26,306

$79,157

Collective Bargaining Agreement — We employ approximately 330 pilots in our North America operations who are represented by the Office and Professional Employees International Union (“OPEIU”) under a collective bargaining agreement. We and the pilots represented by the OPEIU ratified an amended collective bargaining agreement on April 4, 2005. The terms under the amended agreement are fixed until October 3, 2008 and include wage increases for the pilot group and improvements to several other benefit plans.

We are currently involved in negotiations with unions representing our pilots and engineers in the U.K. As a result of the negotiations complete to date, labor rates under our existing contracts increased 4-5% starting in July 2007, and the new labor rates will continue through June 2008.

During the three months ended December 31, 2007, we completed annual contract negotiations with the unions in Nigeria, which resulted in increased labor costs.

In April 2008, an agreement was successfully negotiated with the pilot’s union in Australia. The agreement extends to June 30, 2010 and we do not anticipate any action by pilots prior to the expiration of the agreement. The agreement was lodged with the relevant authorities to become binding on all parties at the beginning of May 2008. As a result of this agreement, labor rates increased 20.4%, portions of which were

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

retroactive to May 2007 and January 2008. Additional increases of 5% will become effective in September 2008 and July 2009.

Internal Review — In February 2005, we voluntarily advised the staff of the SEC that the Audit Committee of our board of directors had engaged special outside counsel to undertake a review of certain payments made by two of our affiliated entities in a foreign country. The review of these payments, which initially focused on Foreign Corrupt Practices Act matters, was subsequently expanded by the Audit Committee to cover operations in other countries and other issues (the “Internal Review”). As a result of the findings of the Internal Review (which was completed in late 2005), our quarter ended December 31, 2004 and prior financial statements were restated. We also provided the SEC with documentation resulting from the Internal Review which eventually resulted in a formal SEC investigation. In September 2007, we consented to the issuance of an administrative cease-and-desist order by the SEC, in final settlement of the SEC investigation. The SEC did not impose any fine or other monetary sanction upon the Company. Without admitting or denying the SEC’s findings, we consented to be ordered not to engage in future violations of certain provisions of the federal securities laws involving improper foreign payments, internal controls and books and records. For further information on the restatements, see our Annual Report on Form 10-K for the fiscal year ended March 31, 2005.

Following the previously disclosed settlement with the SEC regarding improper payments made by foreign affiliates of the Company in Nigeria, outside counsel to the Company was contacted by the U.S. Department of Justice (the “DOJ”) and was asked to provide certain information regarding the Audit Committee’s related Internal Review. We previously provided disclosure regarding the Internal Review in our Annual Report on Form 10-K for the fiscal year ended March 31, 2005. We have entered into an agreement with the DOJ that tolls the statute of limitations relating to these matters. We intend to continue to be responsive to the DOJ’s requests. At this time, it is not possible to predict what the outcome of the DOJ’s investigation into these matters will be for the Company.

As a result of the disclosure and remediation of a number of activities identified in the Internal Review, we may encounter difficulties conducting business in certain foreign countries and retaining and attracting additional business with certain customers. We cannot predict the extent of these difficulties; however, our ability to continue conducting business in these countries and with these customers and through agents may be significantly impacted. We could still face legal and administrative proceedings, the institution of administrative, civil injunctive or criminal proceedings involving us and/or current or former employees, officers and/or directors who are within the jurisdictions of such authorities, the imposition of fines and other penalties, remedies and/or sanctions, including precluding us from participating in business operations in their countries. It is also possible that we may become subject to claims by third parties, possibly resulting in litigation. The matters identified in the Internal Review and their effects could have a material adverse effect on our business, financial condition and results of operations.

In addition, we face legal actions relating to remedial actions which we have taken as a result of the Internal Review, and may face further legal action of this type in the future. In November 2005, two of our consolidated foreign affiliates were named in a lawsuit filed with the High Court of Lagos State, Nigeria by Mr. Benneth Osita Onwubalili and his affiliated company, Kensit Nigeria Limited, which allegedly acted as agents of our affiliates in Nigeria. The claimants allege that an agreement between the parties was terminated without justification and seek damages of $16.3 million. We have responded to this claim and are continuing to investigate this matter.

As we continue to operate our compliance program, other situations involving foreign operations, similar to those matters disclosed to the SEC in February 2005 and described above, could arise that warrant further investigation and subsequent disclosures. As a result, new issues may be identified that may impact our financial statements and lead us to take other remedial actions or otherwise adversely impact us.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During fiscal years 2006 and 2007, we incurred approximately $10.5 million and $3.1 million in professional fees related to the Internal Review and related matters. During fiscal year 2008, we reversed $1.0 million of previously accrued settlement costs due to the fact that we settled the investigation with the SEC and incurred $0.6 million for legal fees related to the DOJ investigation relating to the Internal Review.

Document Subpoena Relating to DOJ Antitrust Investigation — In June 2005, one of our subsidiaries received a document subpoena from the Antitrust Division of the DOJ. The subpoena related to a grand jury investigation of potential antitrust violations among providers of helicopter transportation services in the U.S. Gulf of Mexico. The subpoena focused on activities during the period from January 1, 2000 to June 13, 2005. We believe we have submitted to the DOJ substantially all documents responsive to the subpoena. We have had discussions with the DOJ and provided documents related to our operations in the U.S. as well as internationally. We intend to continue to provide additional information as required by the DOJ in connection with the investigation. There is no assurance that, after review of any information furnished by us or by third parties, the DOJ will not ultimately conclude that violations of U.S. antitrust laws have occurred. The period of time necessary to resolve the DOJ antitrust investigation is uncertain, and this matter could require significant management and financial resources that could otherwise be devoted to the operation of our business.

The outcome of the DOJ antitrust investigation and any related legal proceedings in other countries could include civil injunctive or criminal proceedings involving us or our current or former officers, directors or employees, the imposition of fines and other penalties, remedies and/or sanctions, including potential disbarments, and referrals to other governmental agencies. In addition, in cases where anti-competitive conduct is found by the government, there is greater likelihood for civil litigation to be brought by third parties seeking recovery. Any such civil litigation could have serious consequences for our Company, including the costs of the litigation and potential orders to pay restitution or other damages or penalties, including potentially treble damages, to any parties that were determined to be injured as a result of any impermissible anti-competitive conduct. Any of these adverse consequences could have a material adverse effect on our business, financial condition and results of operations. The DOJ antitrust investigation, any related proceedings in other countries and any third-party litigation, as well as any negative outcome that may result from the investigation, proceedings or litigation, could also negatively impact our relationships with customers and our ability to generate revenue.

In connection with this matter, we incurred $2.6 million, $1.9 million and $0.7 million in legal and other professional fees in fiscal years 2006, 2007 and 2008, respectively, and significant expenditures may continue to be incurred in the future.

Environmental Contingencies — The U.S. Environmental Protection Agency, also referred to as the EPA, has in the past notified us that we are a potential responsible party, or PRP, at four former waste disposal facilities that are on the National Priorities List of contaminated sites. Under the federal Comprehensive Environmental Response, Compensation and Liability Act, also known as the Superfund law, persons who are identified as PRPs may be subject to strict, joint and several liability for the costs of cleaning up environmental contamination resulting from releases of hazardous substances at National Priorities List sites. We were identified by the EPA as a PRP at the Western Sand and Gravel Superfund site in Rhode Island in 1984, at the Sheridan Disposal Services Superfund site in Waller County, Texas, in 1989, at the Gulf Coast Vacuum Services Superfund site near Abbeville, Louisiana, in 1989, and at the Operating Industries, Inc. Superfund site in Monterey Park, California, in 2003. We have not received any correspondence from the EPA with respect to the Western Sand and Gravel Superfund site since February 1991, nor with respect to the Sheridan Disposal Services Superfund site since 1989. Remedial activities at the Gulf Coast Vacuum Services Superfund site were completed in September 1999 and the site was removed from the National Priorities List in July 2001.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The EPA has offered to submit a settlement offer to us in return for which we would be recognized as a de minimis party in regard to the Operating Industries Superfund site, but we have not yet received this settlement proposal. Although we have not obtained a formal release of liability from the EPA with respect to any of these sites, we believe that our potential liability in connection with these sites is not likely to have a material adverse effect on our business, financial condition or results of operations.

Hurricanes Katrina and Rita — As a result of hurricanes Katrina and Rita in the fall of 2005, several of our shorebase facilities located along the U.S. Gulf Coast sustained significant hurricane damage. In particular, hurricane Katrina caused a total loss of our Venice, Louisiana, shorebase facility, and hurricane Rita severely damaged the Creole, Louisiana, base and flooded the Intracoastal City, Louisiana, base. These facilities have since been reopened. We recorded a $0.2 million net gain during fiscal year 2006, ($2.8 million in probable insurance recoveries offset by $2.6 million of involuntary conversion losses) related to property damage to these facilities. During fiscal year 2008, we settled our claim for $0.3 million less than anticipated resulting in a pre-tax net loss of $0.1 million. Total insurance recoveries received relating to the hurricanes were $2.5 million.

Supply Agreement with Timken — As discussed in Note 2, in conjunction with the sale of certain of the assets of Turbo to Timken, we signed a supply agreement with Timken through which we are obligated to purchase parts and components and obtain repair services totaling $10.5 million over a three-year period beginning December 1, 2006 at prices consistent with prior arrangements with Timken. In fiscal years 2007 and 2008, we purchased $0.6 million and $4.2 million, respectively, under this agreement.

Guarantees — We have guaranteed the repayment of up to £10 million ($19.9 million) of the debt of FBS and $9.3 million of the debt of RLR, both unconsolidated affiliates. See discussion of these commitments in Note 3. As of March 31, 2008, we have recorded a liability of $0.6 million representing the fair value of the guarantee of the RLR Note, which is reflected in our consolidated balance sheet in other accrued liabilities. Additionally, we provided an indemnity agreement to Afianzadora Sofimex, S.A. to support issuance of surety bonds on behalf of HC from time to time; as of March 31, 2008, surety bonds denominated in Mexican pesos with an aggregate value of 184.9 million Mexican pesos ($17.3 million) and a surety bond denominated in U.S. dollars with a value of $1.7 million were outstanding.

The following table summarizes our commitments under these guarantees as of March 31, 2008:

Amount of Commitment Expiration per Period
				Fiscal Year
	Fiscal Year	Fiscal Years	Fiscal Years	2014 and
Total	2009	2010-2011	2012-2013	Thereafter
(In thousands)

$49,220	$14,150	$5,959	$19,875	$9,238

Other Matters — Although infrequent, aircraft accidents have occurred in the past, and the related losses and liability claims have been covered by insurance subject to a deductible. We are a defendant in certain claims and litigation arising out of operations in the normal course of business. In the opinion of management, uninsured losses, if any, will not be material to our financial position, results of operations or cash flows.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 7 —	TAXES

The components of deferred tax assets and liabilities are as follows:

	March 31,
	2007	2008
	(In thousands)

Deferred tax assets:
Foreign tax credits	$35,910	$15,502
Accrued pension liability	61,658	70,518
Maintenance and repair	9,898	13,852
Accrued equity compensation	—	4,662
Deferred revenues	3,028	2,992
Other	7,048	6,787
Valuation allowance	(9,417)	(7,865)

Total deferred tax assets	108,125	106,448

Deferred tax liabilities:
Property and equipment	(169,957)	(173,249)
Inventories	(13,172)	(12,700)
Investments in unconsolidated affiliates	(14,889)	(17,298)
Other	(3,807)	(4,186)

Total deferred tax liabilities	(201,825)	(207,433)

Net deferred tax liabilities	$(93,700)	$(100,985)

Companies may use foreign tax credits to offset the U.S. income taxes due on income earned from foreign sources. However, the credit that may be claimed for a particular taxable year is limited by the total income tax on the U.S. income tax return as well as by the ratio of foreign source net income in each statutory category to total net income. The amount of creditable foreign taxes available for the taxable year that exceeds the limitation (i.e.; “excess foreign tax credits”) may be carried back one year and forward ten years. As of March 31, 2007 and 2008, we did not believe it was more likely than not that we would generate sufficient foreign sourced income within the appropriate period to utilize all of our excess foreign tax credits. Therefore, the valuation allowance was established for the deferred tax asset related to foreign tax credits.

A portion of the above foreign tax credit asset represents the expected U.S. foreign tax credit that would result from the recognition of foreign deferred tax liabilities. As such, the credit may not be claimed on the U.S. income tax return until such time that the related foreign deferred tax liabilities become current. As of March 31, 2007 and 2008, $27.9 million and $11.1 million, respectively, of the above foreign deferred tax asset represent credits that relate to deferred foreign tax liabilities with respect to which the limitation on utilization and timing of carryovers have yet to begin.

As of March 31, 2008, our U.S. foreign tax credit carryovers generated by fiscal year and the related expiration dates of those credits if they were to expire unutilized are as follows:

Fiscal Year Generated	Amount of Carryover	Expiration Date
	(In thousands)

2004	$3,392	March 31, 2014

Total carryover to fiscal year 2009	$3,392

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The components of income from continuing operations before provision for income taxes and minority interest for fiscal years 2006, 2007 and 2008 are as follows:

	Fiscal Year Ended March 31,
	2006	2007	2008
	(In thousands)

Domestic	$3,986	$27,376	$29,455
Foreign	65,211	83,953	122,802

Total	$69,197	$111,329	$152,257

The provision for income taxes from continuing operations for fiscal years 2006, 2007 and 2008 consisted of the following:

	Fiscal Year Ended March 31,
	2006	2007	2008
	(In thousands)

Current:
Domestic	$816	$(2,764)	$4,321
Foreign	12,225	21,824	27,478

	13,041	19,060	31,799

Deferred:
Domestic	(1,117)	18,352	16,312
Foreign	3,616	5,332	(2,033)

	2,499	23,684	14,279

Increase (decrease) in valuation allowance	(872)	(3,963)	(1,552)

Total	$14,668	$38,781	$44,526

The reconciliation of U.S. Federal statutory tax rate to the effective income tax rate for the provision of income taxes from continuing operations is shown below:

	Fiscal Year Ended March 31,
	2006	2007	2008

Statutory rate	35.0%	35.0%	35.0%
Foreign earnings taxed at rates other than the U.S. rate	5.6%	11.1%	7.2%
Foreign earnings indefinitely reinvested abroad	(24.5)%	(8.7)%	(11.2)%
Foreign earnings repatriated at reduced U.S. rate	5.8%	—%	—%
Change in valuation allowance	(1.2)%	(3.5)%	(1.0)%
State taxes provided	1.8%	0.2%	(0.3)%
Taxes related to goodwill recognized upon the disposition of Turbo (Note 2)	—%	2.2%	—%
Effect of reduction in U.K. corporate income tax rate	—%	—%	(1.7)%
Release of deferred tax on entity restructuring	—%	—%	(2.3)%
Other, net	(1.3)%	(1.5)%	3.5%

Effective tax rate	21.2%	34.8%	29.2%

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The U.S. Internal Revenue Service has examined our U.S. Federal income tax returns for all years through 1996. All tax years through 2003 have been closed, either through settlement or expiration of the statute of limitations. An examination of the Company’s U.S. income tax return for fiscal years 2004 and 2005 began in late 2006. The examination has yet to be concluded, but a number of proposed adjustments have been agreed to, and those adjustments have been reflected in the current year tax provision.

Effective April 1, 2008, the corporation income tax rate in the U.K. decreases from 30% to 28%. As such, the portion of our deferred tax assets and liabilities related to the U.K. were revalued based on the 28% rate to be effective in prospective periods, resulting in a tax benefit of $2.5 million in our tax provision for fiscal year 2008.

On April 1, 2008, we completed an internal reorganization that restructured our holdings in Bristow Aviation in an effort to simplify our legal entity structure and reduce administrative costs associated with our ownership in Bristow Aviation. In late March 2008, we completed part of this overall restructuring that resulted in the need to release $3.5 million of previously provided U.S. deferred tax on the assets subject to the restructuring. The additional transactions completed on April 1, 2008 are expected to result in a charge to other comprehensive income in the first quarter of fiscal year 2009 as a result of a reduction of approximately $10 million in deferred tax assets associated with our net pension liability; however, we do not expect these transactions to result in a material impact on net income.

Our operations are subject to the jurisdiction of multiple tax authorities, which impose various types of taxes on us, including income, value added, sales and payroll taxes. Determination of taxes owed in any jurisdiction requires the interpretation of related tax laws, regulations, judicial decisions and administrative interpretations of the local tax authority. As a result, we are subject to tax assessments in such jurisdictions including the re-determination of taxable amounts by tax authorities that may not agree with our interpretations and positions taken. The following table summarizes the years open by jurisdiction at March 31, 2008:

Jurisdiction	Years Open

U.S.	2004 to present
U.K.	1998 to present
Nigeria	2000 to present

As discussed under “Recent Accounting Pronouncements” in Note 1, on April 1, 2007 we adopted FIN 48, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 requires enterprises to evaluate tax positions using a two-step process consisting of recognition and measurement. The effects of a tax position are recognized in the period in which we determine that it is more likely than not (defined as a more than 50% likelihood) that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measured as the largest amount of tax benefit that is greater than 50% likely of being recognized upon ultimate settlement.

We have analyzed filing positions in the federal, state and foreign jurisdictions where we are required to file income tax returns for all open tax years. The adoption of FIN 48 on April 1, 2007 did not affect our beginning retained earnings because we had previously reserved for uncertain tax positions. We believe that the settlement of any tax contingencies would not have a significant impact on our consolidated financial position, results of operations and/or liquidity. In fiscal years 2006, 2007 and 2008, we had net reversals of $11.4 million, $3.4 million and $2.2 million, respectively, of reserves for tax contingencies as a result of the expiration of the related statutes of limitations or resolution of matters with tax authorities. Our policy is to accrue interest and penalties associated with uncertain tax positions in our provision for income taxes. As of

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

March 31, 2007 and 2008, $0.3 million and $0.4 million, respectively, in interest and penalties were accrued in connection with uncertain tax positions.

As of the April 1, 2007 date of adoption of FIN 48 and March 31, 2008, we had $6.3 million and $3.0 million, respectively, of unrecognized tax benefits, all of which would have an impact on our effective tax rate, if recognized.

The activity associated with our unrecognized tax benefit during fiscal year 2008 is as follows (in thousands):

Unrecognized tax benefits at April 1, 2007	$6,310
Increases for tax positions taken in prior years	1,487
Decreases for tax positions taken in prior years	(4,380)
Decreases related to settlements with tax authorities	(411)

Unrecognized tax benefits at March 31, 2008	$3,006

Unremitted foreign earnings reinvested abroad upon which U.S. income taxes have not been provided aggregated approximately $56.6 million and $90.5 million as of March 31, 2007 and 2008, respectively. Due to the timing and circumstances of repatriation of such earnings, if any, it is not practicable to determine the unrecognized deferred tax liability relating to such amounts. Therefore, no accrual of income tax has been made for fiscal year 2008 related to these indefinitely reinvested earnings as there was no plan in place to repatriate any of these foreign earnings to the U.S. as of the end of the fiscal year. Withholding taxes, if any, upon repatriation would not be significant.

The American Jobs Creation Act of 2004 (the “Jobs Act”), enacted in October 2004, included a provision creating a temporary incentive for U.S. corporations to repatriate foreign earnings by providing an 85% deduction for certain dividends paid by controlled foreign corporations of U.S. corporations. The favorable U.S. tax treatment of repatriations under the Jobs Act applied to qualifying distributions of $46.1 million that we received through March 31, 2006. After consideration of the 85% dividends received deduction, $11.4 million of the distribution is taxable in the U.S. resulting in a current tax liability of $4.0 million, which has been reflected in our tax position for fiscal year 2006.

We receive a tax benefit that is generated by certain employee stock benefit plan transactions. This benefit is recorded directly to additional paid-in-capital on our consolidated balance sheets and does not reduce our effective income tax rate. The tax benefit for fiscal years 2006, 2007 and 2008 totaled approximately $0.3 million, $1.1 million and $1.7 million, respectively.

Income taxes paid during fiscal years 2006, 2007 and 2008 were $31.3 million, $21.6 million and $33.8 million, respectively.

Other Taxes

During fiscal year 2008, we reversed $5.4 million and $1.3 million in accruals for sales tax contingency and employee taxes in West Africa, respectively, and $1.6 million in accruals for employee taxes in Europe, all of which was included as a reduction in direct costs in our consolidated statement of income.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 8 —	EMPLOYEE BENEFIT PLANS

Savings and Retirement Plans

We currently have two qualified defined contribution plans, which cover substantially all employees other than Bristow Aviation employees.

The Bristow Group Inc. Employee Savings and Retirement Plan (“Bristow Plan”) covers corporate and Air Logistics employees. Under the Bristow Plan, we match each participant’s contributions up to 3% of the employee’s compensation. In addition, under the Bristow Plan, we contribute an additional 3% of the employee’s compensation at the end of each calendar year.

Bristow Helicopters (a wholly owned subsidiary of Bristow Aviation) and Bristow International Aviation (Guernsey) Limited (“BIAGL”) have a defined contribution plan. A defined contribution plan has replaced the defined benefit pension plans for future accrual. The defined benefit pension plans, which covered all full-time employees of Bristow Aviation and BIAGL employed on or before December 31, 1997, are closed to future accrual and any deficits are funded by contributions by Bristow Helicopters and BIAGL. The defined benefits were based on the employee’s annualized average last three years’ pensionable salaries up to the date of closure for future accrual. Plan assets are held in separate funds administered by the trustees (the “Trustees”), which are primarily invested in equities and bonds in the U.K. This plan limits the rate of annual increases in pensionable salary to the lesser of annual increases in a retail price index or 5%. For members of the two closed defined benefits pension plans, since January 2005, Bristow Helicopters contributes a maximum of 7% of a participant’s non-variable salary, and since April 2006, the maximum employer contribution into the scheme has been 7.35% for pilots. Each member is required to contribute a minimum of 5% of non-variable salary for Bristow Helicopters to match the contribution. In addition, there are three defined contribution plans for staff who were not members of the original benefit plans, two of which are closed to new members.

Our contributions to our defined contribution plans were $7.2 million, $8.2 million and $10.2 million for fiscal years 2006, 2007 and 2008, respectively.

We adopted SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)” on March 31, 2007. The adoption of SFAS No. 158 had no impact on our net income or comprehensive income. The primary impact was the reflection of a net accrued pension liability ($113.1 million as of March 31, 2007) versus the prior presentation of showing the prepaid pension costs separately from the accrued pension liability.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following tables provide a rollforward of the projected benefit obligation and the fair value of plan assets, set forth the defined benefit retirement plan’s funded status and provide a detail of the components of net periodic pension cost calculated. The measurement date adopted is March 31. For the purposes of amortizing gains and losses, the 10% corridor approach has been adopted and assets are taken at fair market value. Any such gains or losses are amortized over the average remaining life expectancy of the plan members.

	Fiscal Year Ended
	March 31,
	2007	2008
	(In thousands)

Change in benefit obligation:
Projected benefit obligation (PBO) at beginning of period	$429,085	$499,387
Service cost	261	285
Interest cost	22,703	26,521
Actuarial gain (loss)	9,162	(2,776)
Benefit payments and expenses	(17,547)	(17,603)
Effect of exchange rate changes	55,723	6,166

Projected benefit obligation (PBO) at end of period	$499,387	$511,980

Change in plan assets:
Market value of assets at beginning of period	$329,771	$386,318
Actual return on assets	20,347	(10,556)
Employer contributions	10,832	14,703
Benefit payments and expenses	(17,547)	(17,603)
Effect of exchange rate changes	42,915	4,962

Market value of assets at end of period	$386,318	$377,824

Reconciliation of funded status:
Accumulated benefit obligation (ABO)	$499,387	$511,980

Projected benefit obligation (PBO)	$499,387	$511,980
Fair value of assets	(386,318)	(377,824)

Net recognized pension liability	$113,069	$134,156

Amounts recognized in accumulated other comprehensive loss	$163,096	$195,902

	Fiscal Year Ended March 31,
	2006	2007	2008
	(In thousands)

Components of net periodic pension cost:
Service cost for benefits earned during the period	$280	$261	$285
Interest cost on PBO	21,326	22,703	26,521
Expected return on assets	(19,401)	(23,490)	(27,454)
Amortization of unrecognized losses	3,649	3,641	4,141

Net periodic pension cost	$5,854	$3,115	$3,493

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The amount in accumulated other comprehensive loss as of March 31, 2008 expected to be recognized as a component of net periodic pension cost in fiscal year 2009 is $3.4 million, net of tax, and represents amortization of the net actuarial losses.

Actuarial assumptions used to develop these components were as follows:

	Fiscal Year Ended March 31,
	2006	2007	2008

Discount rate	4.95%	5.30%	6.20%
Expected long-term rate of return on assets	6.90%	6.60%	7.10%
Rate of compensation increase	2.70%	3.00%	3.50%

The expected rate of return assumptions have been determined following consultation with our actuarial advisors. In the case of bond investments, the rates assumed have been directly based on market redemption yields at the measurement date, and those on other asset classes represent forward-looking rates that have typically been based on other independent research by investment specialists.

Under U.K. legislation, it is the Trustees who are responsible for the investment strategy of the two plans, although day-to-day management of the assets is delegated to a team of regulated investment fund managers. The Trustees of the Bristow Staff Pension Scheme (the “Scheme”) have the following three stated primary objectives when determining investment strategy:

(i) to ensure that sufficient assets are available to pay out members’ benefits as and when they arise;

(ii) to ensure that, should the Scheme be discontinued at any point in time, there would be sufficient assets to meet the discontinued liabilities (on actuarial advice) at the cost of securing benefits for pensioners with an insurance company, and provide deferred members with the cash equivalent of their deferred benefits; and

(iii) subject to these constraints, the Trustees’ investment objective is to maximize the return on the assets held.

The types of investment are held, and the relative allocation of assets to investments is selected, in light of the liability profile of the plan, its cash flow requirements and the funding level. In addition, in order to avoid an undue concentration of risk, a spread of assets is held, this diversification being within and across asset classes.

In determining the overall investment strategy for the plans, the Trustees undertake regular asset and liability modeling (“ALM”) with the assistance of their U.K. actuary. The ALM looks at a number of different investment scenarios and projects both a range and a best estimate of likely return from each one. Based on these analyses, and following consultation with us, the Trustees determine the benchmark allocation for the plans’ assets.

The market value of the plan assets as of March 31, 2007 and 2008 was allocated between asset classes as follows. Details of target allocation percentages under the Trustees’ investment strategies as of the same dates are also included.

	Target Allocation		Actual Allocation
	As of March 31,		as of March 31,
Asset Category	2007	2008	2007	2008

Equity securities	66.0%	68.0%	67.8%	64.8%
Debt securities	34.0%	31.7%	31.7%	34.3%
Other assets	0.0%	0.3%	0.5%	0.9%

Total	100.0%	100.0%	100.0%	100.0%

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Estimated future benefit payments over each of the next five fiscal years from March 31, 2008 and in aggregate for the following five fiscal years after fiscal year 2013, including life assurance premiums, are as follows:

Projected Benefit Payments by the Plan for Fiscal Years Ending March 31,	Payments
(In thousands)

2009	$20,074
2010	21,465
2011	23,453
2012	25,440
2013	27,030
Aggregate 2014 — 2018	162,975

We expect to fund these payments with our cash contributions to the plans, plan assets and earnings on plan assets.

In May 2006, the Pensions Regulator (“TPR”) in the U.K. published a statement on regulating the funding of defined benefit schemes. In this statement, TPR focused on a number of items including the use of triggers to determine the level of funding of the schemes. Our contributions to the plans for the fiscal year ending March 31, 2009 are expected to be $14.6 million.

Stock–Based Compensation

Incentive and Stock Option Plans — Stock-based awards are currently made under the Bristow Group Inc. 2007 Long-Term Incentive Plan (“2007 Plan”). 1,200,000 shares of Common Stock are reserved, including 1,168,183 available for incentive awards under the 2007 Plan. Awards granted under the 2007 Plan may be in the form of stock options, stock appreciation rights, shares of restricted stock, other stock-based awards (payable in cash or Common Stock) or performance awards, or any combination thereof, and may be made to outside directors, employees or consultants.

The 2003 Non-qualified Stock Option Plan for Non-employee Directors (“2003 Director Plan”) provides for a maximum of 250,000 shares of Common Stock to be issued pursuant to such plan. As of the date of each annual meeting, each non-employee director who meets certain attendance criteria is automatically granted an option to purchase 5,000 shares of our Common Stock. The exercise price of the options granted is equal to the fair market value of the Common Stock on the date of grant, and the options are exercisable not earlier than six months after the date of grant and expire no more than ten years after the date of grant. 25,000 shares remain for future grants under this plan.

In addition, the Company has the following incentive and stock plans which have awards outstanding as of March 31, 2008 but under which we no longer make future grants:

•	The 1994 Long-Term Management Incentive Plan, as amended (“1994 Plan”), which provided for awards to officers and key employees in the form of stock options, stock appreciation rights, restricted stock, deferred stock, other stock-based awards or any combination thereof. Options become exercisable at such time or times as determined at the date of grant and expire no more than ten years after the date of grant. This plan expired in 2005.

•	The 2004 Stock Incentive Plan (“2004 Plan”), which provided for awards to officers and key employees in the form of stock options, stock appreciation rights, restricted stock, other stock-based awards or any combination thereof. Options become exercisable at such time or times as determined at the date of grant and expire no more than ten years after the date of grant. This plan expired in 2007.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	The 1991 Non-qualified Stock Option Plan for Non-employee Directors, as amended, (“1991 Director Plan”), which provided that as of the date of each annual meeting, each non-employee director who meets certain attendance criteria was automatically granted an option to purchase 2,000 shares of our Common Stock. The exercise price of the options granted is equal to the fair market value of the Common Stock on the date of grant, and the options are exercisable not earlier than six months after the date of grant and have an indefinite term. This plan expired in 2003.

On December 5, 2007, our board of directors established a new program to allow vesting of outstanding stock options and restricted stock grants and to waive forfeitures of outstanding performance restricted stock units in retirement if the employee has achieved no less than five consecutive years of employment with the Company, voluntarily terminates employment after the age of 62 and enters into a noncompetition/nonsolicitation agreement in the form approved and provided by the Company. Upon termination of employment, any unexercised options to purchase Common Stock and shares of restricted stock under the 1994, 2004 and 2007 Plans will automatically vest and options will remain exercisable for the remainder of the term specified in the applicable award document and any outstanding performance restricted stock units granted under the 2004 or 2007 Plans will not be forfeited solely due to termination of employment so that the right remains to receive shares of Common Stock if the applicable performance measures are achieved in accordance with the 2004 or 2007 Plans. This change affected 19 employees and resulted in additional stock-based compensation expense of $0.4 million for fiscal year 2008.

Prior to April 1, 2006, we accounted for these stock-based compensation plans in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” Under APB No. 25, no compensation expense was reflected in net income for stock options that we had issued to our employees, as all options granted under those plans had an exercise price equal to the market value of the underlying shares on the date of grant. Additionally, as required under the disclosure provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” we provided pro forma net income and earnings per share for each period as if we had applied the fair value method to measure stock-based compensation expense. Compensation expense related to awards of restricted stock units was recorded in our statements of income over the vesting period of the awards.

Effective April 1, 2006, we adopted the provisions of SFAS No. 123(R), “Share-Based Payment,” and related interpretations, to account for stock-based compensation using the modified prospective transition method and therefore did not restate our prior period results. SFAS No. 123(R) supersedes and revises guidance in APB No. 25 and SFAS No. 123. Among other things, SFAS No. 123(R) requires that compensation expense be recognized in the financial statements for share-based awards based on the grant date fair value of those awards. The modified prospective transition method applies to (1) unvested stock options under our stock option plans as of March 31, 2006 based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS No. 123, and (2) any new share-based awards granted subsequent to March 31, 2006 (including restricted stock units), based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). Additionally, stock-based compensation expense includes an estimate for pre-vesting forfeitures and is recognized over the requisite service periods of the awards on a straight-line basis, which is commensurate with the vesting term.

The adoption of SFAS No. 123(R) on April 1, 2006 had the effect of reducing our income before provision for income taxes and minority interest and net income in fiscal year 2007 as follows:

Fiscal Year Ended
March 31, 2007
(In thousands)

Reduction in income before provision for income taxes and minority interest	$2,527
Reduction in net income	1,643

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Basic and diluted earnings per share in fiscal year 2007 were impacted by the adoption of SFAS No. 123(R) as follows:

Fiscal Year Ended
March 31, 2007

Decrease in earnings per share:
Basic	$(0.07)
Diluted	(0.06)

Total share-based compensation expense, which includes stock options, restricted stock and restricted stock units was $0.6 million, $4.9 million and $9.5 million for fiscal years 2006, 2007 and 2008, respectively. Stock-based compensation expense has been allocated to our various business units.

Under our incentive and stock option plans there are 2,450,218 shares of Common Stock reserved for issuance as of March 31, 2008, of which 1,193,183 shares are available for future grants.

A summary of our stock option activity for fiscal year 2008 is presented below:

			Weighted
	Weighted		Average
	Average		Remaining	Aggregate
	Exercise	Number	Contractual	Intrinsic
	Prices	of Shares	Life	Value
			(In years)	(In thousands)

Outstanding at March 31, 2007	$28.42	763,301
Granted	46.84	246,960
Exercised	25.11	(230,570)
Expired or forfeited	35.37	(17,826)

Outstanding at March 31, 2008	35.40	761,865	8.30	$13,783

Exercisable at March 31, 2008	31.19	437,451	7.97	$10,041

Stock options granted to employees under the 1994, 2004 and 2007 Plans during fiscal years 2006, 2007 and 2008 vest ratably over three years on each anniversary from the date of grant and expire ten years from the date of grant. Stock options granted to non-employee directors under the 1991 and 2003 Director Plans vest after six months.

We use a Black-Scholes option pricing model to estimate the fair value of share-based awards under SFAS No. 123(R). The Black-Scholes option pricing model incorporates various assumptions, including the risk-free interest rate, volatility, dividend yield and the expected term of the options.

The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for a period equal to the expected term of the option. Expected volatilities are based on the historical volatility of shares of our Common Stock, which has not been adjusted for any expectation of future volatility given uncertainty related to the future performance of our Common Stock at this time. We also use historical data to estimate the expected term of the options within the option pricing model; groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of the options represents the period of time that the options granted are expected to be outstanding. Additionally, SFAS No. 123(R) requires us to estimate pre-vesting option forfeitures at the time of grant and periodically revise those estimates in subsequent periods if actual pre-vesting forfeitures differ from those estimates. We record stock-based compensation expense only for those awards expected to vest using an estimated forfeiture rate based on our historical forfeiture data.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table shows the assumptions we used to compute the stock-based compensation expense for stock option grants issued during fiscal years 2007 and 2008.

	Fiscal Years Ended
	March 31,
	2007	2008

Risk free interest rate	5.0% - 5.2%	3.0% - 4.7%
Expected life (years)	4	4
Volatility	30% - 34%	34% - 45%
Dividend yield	—	—
Weighted average grant-date fair value of options granted	$12.01	$18.94

Unrecognized stock-based compensation expense related to nonvested stock options was approximately $3.5 million as of March 31, 2008, relating to a total of 324,414 unvested stock options under our stock option plans. We expect to recognize this stock-based compensation expense over a weighted average period of approximately 1.94 years. The total fair value of options vested during fiscal years 2006, 2007 and 2008 was approximately $1.3 million, $1.7 million and $2.6 million, respectively.

The total intrinsic value, determined as of the date of exercise, of options exercised during fiscal years 2006, 2007 and 2008 was $0.8 million, $3.2 million and $6.1 million, respectively. The total amount of cash that we received from option exercises during fiscal years 2006, 2007 and 2008 was $1.4 million, $3.9 million and $5.8 million, respectively. The total tax benefit attributable to options exercised during fiscal years 2007 and 2008 was $1.1 million and $1.7 million, respectively.

SFAS No. 123(R) requires the benefits associated with tax deductions in excess of recognized compensation cost to be reported as a financing cash flow rather than as an operating cash flow as previously required. The excess tax benefits from stock-based compensation for fiscal years 2007 and 2008 of $1.1 million and $1.7 million, respectively, are reported on our consolidated statements of cash flows in financing activities. This represents the reduction in income taxes otherwise payable during the period attributable to the actual gross tax benefits in excess of the expected tax benefits for options exercised in current and prior periods.

Bristow Group has two forms of restricted stock units that vest under different conditions. The first form of restricted stock units fully vest on the third anniversary from the date of grant if the “Cumulative Annual Shareholder Return” as defined in the restricted stock unit agreement (“CASR”) equals or exceeds 15%, or partially vests if the CASR is less than 15% but greater than or equal to 10%. Any unvested restricted stock units will vest on the fourth anniversary from the date of grant under the same conditions as outline above, or on the fifth anniversary from the date of grant if the CASR equals or exceeds 3%. Any restricted stock units that do not vest on the fifth anniversary from the date of grant will expire.

The second form of restricted stock units fully vest on the third anniversary from the date of grant if the CASR equals or exceeds 3%. Any unvested restricted stock units will vest on the fifth anniversary date from the date of grant if the CASR equals or exceeds 3%. Any restricted stock units that do not vest on the fifth anniversary from the date of grant will expire.

Additionally, we have restricted stock awards that cliff vest on the third anniversary from the date of grant provided the grantee is still employed by the Company, subject to the Company’s retirement policy.

We record compensation expense for restricted stock units based on an estimate of the service period related to the awards, which is tied to the future performance of our stock over certain time periods under the terms of the award agreements. The estimated service period is reassessed quarterly. Changes in this estimate may cause the timing of expense recognized in future periods to accelerate. Compensation expense related to awards of restricted stock and restricted stock units for fiscal years 2006, 2007 and 2008 was $0.6 million, $2.4 million and $6.4 million, respectively.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following is a summary of non-vested restricted stock and restricted stock units as of March 31, 2008 and changes during fiscal year 2008:

		Weighted
		Average
		Grant
		Date Fair
		Value
	Units	per Unit

Non-vested as of March 31, 2007	371,940	$32.20
Granted	214,610	45.17
Forfeited	(34,030)	35.63
Vested	(57,350)	33.02

Non-vested as of March 31, 2008	495,170	37.47

Unrecognized stock-based compensation expense related to non-vested restricted stock and restricted stock units was approximately $12.3 million as of March 31, 2008, relating to a total of 495,170 unvested restricted stock and restricted stock units. We expect to recognize this stock-based compensation expense over a weighted average period of approximately 2.61 years.

Prior Period Pro Forma Presentation — The following table illustrates the effect on net income and earnings per share for fiscal year 2006 as if we had applied the fair value method to measure stock-based compensation, as required under the disclosure provisions of SFAS No. 123:

Fiscal Year Ended
March 31, 2006
(In thousands,
except per share amounts)

Net income, as reported	$57,809
Stock-based employee compensation expense included in reported net income, net of tax	476
Stock-based employee compensation expense, net of tax	(1,758)

Pro forma net income	$56,527

Basic earnings per common share:
Earnings per common share, as reported	$2.48
Stock-based employee compensation expense, net of tax	(0.06)

Pro forma basic earnings per common share	$2.42

Diluted earnings per common share:
Earnings per common share, as reported	$2.45
Stock-based employee compensation expense, net of tax	(0.06)

Pro forma diluted earnings per common share	$2.39

For purposes of determining compensation expense using the provision of SFAS No. 123, the fair value of option grants was determined using the Black-Scholes option pricing method. The key input variables used in valuing options granted in fiscal year 2006 were: risk-free interest rate of 4.0% to 5.2%; dividend yield of zero; stock price volatility of 30%; and expected option lives of four years. The weighted average grant-date fair value of options granted during fiscal year 2006 was $9.24.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Compensation Plans

The Annual Incentive Compensation Plan (“Annual Plan”) provides for an annual award of cash bonuses to key employees based primarily on pre-established objective measures of Company and subsidiary performance. The bonuses related to this plan were $3.9 million, $4.9 million and $6.6 million for fiscal years 2006, 2007 and 2008, respectively.

In January 2004, we instituted a new non-qualified deferred compensation plan for our senior executives. Under the terms of the plan, participants can elect to defer a portion of their compensation for distribution at a later date. In addition, we have the discretion to make annual tax deferred contributions to the plan on the participants’ behalf. We contributed $0.2 million, $0.4 million and $0.6 million to this plan in fiscal years 2006, 2007 and 2008, respectively. The assets of the plan are held in a rabbi trust and are subject to our general creditors. As of March 31, 2008, the amount held in trust was $3.0 million.

Note 9 —	STOCKHOLDERS’ INVESTMENT AND EARNINGS PER SHARE

Stockholders’ Investment

Preferred Stock — In September and October 2006, we issued 4,600,000 shares of Preferred Stock, in a public offering, for net proceeds of $222.6 million. We used the net proceeds from this offering to acquire aircraft and for working capital and other general corporate purposes, including acquisitions.

Unless converted earlier pursuant to the terms discussed below, on September 15, 2009, the Preferred Stock will convert into Common Stock based on the following conversion rates:

	Number of Shares of	Total Number of Shares of
Market Value of	Common Stock Issued	Common Stock Issued
Common Stock on	for Each Share of	for 4,600,000 Shares of
September 15, 2009	Preferred Stock	Preferred Stock

$35.26 or less	1.4180	6,522,800
Between $35.26 and $43.19	1.4180 to 1.1577	6,522,799 to 5,324,961
$43.19 or greater	1.1576	5,324,960

The “Market Value” of our Common Stock is the average of the closing price per share of Common Stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding the mandatory conversion date. Each share of Preferred Stock is convertible at the holder’s option at any time into approximately 1.1576 shares of our Common Stock based on a conversion price of $43.19 per share, subject to specified adjustments; however, upon such optional conversion of Preferred Stock, we will make no payment of any future dividends. If, at any time prior to the mandatory conversion date, the closing price per share of our Common Stock exceeds $64.785, subject to anti-dilution requirements, for at least 20 days within a period of 30 consecutive trading days, we may elect to cause the conversion of all of the Preferred Stock then outstanding at the conversion rate of 1.1576 shares of Common Stock (or a total of 5,324,960 shares of Common Stock upon conversion of 4,600,000 shares of Preferred Stock), subject to specified adjustments including payment of unpaid future dividends. There are also conversion and other requirements applicable upon the cash acquisition of our Company.

Annual cumulative cash dividends of $2.75 per share of Preferred Stock are payable quarterly on the fifteenth day of each March, June, September and December. Holders of the Preferred Stock on the mandatory conversion date will have the right to receive the dividend due on such date (including any accrued, cumulated and unpaid dividends), whether or not declared, to the extent we are legally permitted to pay such dividends at such time.

Common Stock — On August 2, 2007, our stockholders approved an increase to the number of authorized shares of our Common Stock from 35,000,000 to 90,000,000.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The total number of authorized shares of Common Stock reserved as of March 31, 2008 was 9,886,311. These shares are reserved in connection with our Preferred Stock and our stock-based compensation plans. We no longer have any authorized shares of Common Stock reserved in connection with prior acquisitions.

Restrictions on Foreign Ownership of Common Stock — Under the Federal Aviation Act, it is unlawful to operate certain aircraft for hire within the U.S. unless such aircraft are registered with the FAA and the FAA has issued an operating certificate to the operator. As a general rule, aircraft may be registered under the Federal Aviation Act only if the aircraft are owned or controlled by one or more citizens of the U.S. and an operating certificate may be granted only to a citizen of the U.S. For purposes of these requirements, a corporation is deemed to be a citizen of the U.S. only if, among other things, at least 75% of its voting interests are owned or controlled by U.S. citizens. If persons other than U.S. citizens should come to own or control more than 25% of our voting interest, we have been advised that our aircraft may be subject to deregistration under the Federal Aviation Act, and we may lose our ability to operate within the U.S. Deregistration of our aircraft for any reason, including foreign ownership in excess of permitted levels, would have a material adverse effect on our ability to conduct operations within our North America business unit. Therefore, our organizational documents currently provide for the automatic suspension of voting rights of shares of our Common Stock owned or controlled by non-U.S. citizens, and our right to redeem those shares, to the extent necessary to comply with these requirements. As of March 31, 2008, approximately 1,970,000 shares of our Common Stock were held by persons with foreign addresses. These shares represented approximately 8.2% of our total outstanding common shares as of March 31, 2008. Our foreign ownership may fluctuate on each trading day because a substantial portion of our Common Stock and our Preferred Stock is publicly traded.

Other — We adopted a stockholder rights plan on February 9, 1996, as amended on May 6, 1997 and on January 10, 2003, designed to assure that our stockholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, squeeze-outs, open market accumulations and other abusive tactics to gain control without paying all stockholders a fair price. The rights plan was not adopted in response to any specific takeover proposal. Under the rights plan, we declared a dividend of one right (“Right”) on each share of our Common Stock. Each Right entitles the holder to purchase one one-hundredth of a share of a new Series A Junior Participating Preferred Stock, par value $1.00 per share, at an exercise price of $50.00. Each Right entitles its holder to purchase a number of common shares of the Company having a market value of twice the exercise price. The Rights are not currently exercisable and will become exercisable only in the event a person or group acquires beneficial ownership of ten percent or more of our Common Stock (except that certain institutional investors may hold up to 12.5%). The dividend distribution was made on February 29, 1996 to stockholders of record on that date. In February 2006, the stockholder rights plan was amended to extend the expiration date of the Rights from February 28, 2006 to February 28, 2009.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Earnings Per Share

Basic earnings per common share was computed by dividing income available to common stockholders by the weighted average number of shares of Common Stock outstanding during the period. Diluted earnings per common share for fiscal years 2006, 2007 and 2008 excluded options to purchase 100,235, 256,773 and 409,229 shares, respectively, at weighted average exercise prices of $33.70, $34.14 and $38.16, respectively, which were outstanding during the period but were anti-dilutive. Diluted earnings per share for fiscal years 2007 and 2008 also included weighted average shares resulting from the assumed conversion of the Preferred Stock at the conversion rate that results in the most dilution, which is 1.4180 shares of Common Stock for each share of Preferred Stock. The following table sets forth the computation of basic and diluted earnings per share:

	Fiscal Year Ended March 31,
	2006	2007	2008

Earnings (in thousands):
Continuing operations:
Income available to common stockholders — basic	$54,310	$64,715	$95,164
Preferred Stock dividends	—	6,633	12,650

Income available to common stockholders — diluted	$54,310	$71,348	$107,814

Discontinued operations:
Income (loss) available to common stockholders — basic and diluted	$3,499	$2,824	$(3,822)

Net earnings:
Income available to common stockholders — basic	$57,809	$67,539	$91,342
Preferred Stock dividends	—	6,633	12,650

Income available to common stockholders — diluted	$57,809	$74,172	$103,992

Shares:
Weighted average number of common shares outstanding — basic	23,341,315	23,496,253	23,772,425
Assumed conversion of Preferred Stock outstanding during the period	—	3,420,621	6,522,800
Net effect of dilutive stock options and restricted stock units based on the treasury stock method	262,877	137,880	218,677

Weighted average number of common shares outstanding — diluted	23,604,192	27,054,754	30,513,902

Basic earnings per common share:
Earnings from continuing operations	$2.33	$2.75	$4.00
Earnings (loss) from discontinued operations	0.15	0.12	(0.16)

Net earnings	$2.48	$2.87	$3.84

Diluted earnings per common share:
Earnings from continuing operations	$2.30	$2.64	$3.53
Earnings (loss) from discontinued operations	0.15	0.10	(0.12)

Net earnings	$2.45	$2.74	$3.41

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 10 —	SEGMENT INFORMATION

As of March 31, 2008, we conducted our business in one segment: Helicopter Services. The Helicopter Services segment operations are conducted through three divisions, Western Hemisphere, Eastern Hemisphere and Global Training, and through eight business units within those divisions: North America and South and Central America within the Western Hemisphere division; Europe, West Africa, Southeast Asia, Other International and Eastern Hemisphere (“EH”) Centralized Operations within the Eastern Hemisphere division; and Bristow Academy within the Global Training division. Our EH Centralized Operations business unit is comprised of our technical services business and other non-flight services business (e.g., provision of maintenance and supply chain parts and services to other Eastern Hemisphere business units) in the Eastern Hemisphere and division level expenses for our Eastern Hemisphere businesses. These operations are not included within any other business unit as they are managed centrally by our Eastern Hemisphere management separate and apart from these other operations. Our EH Centralized Operations expense maintenance costs as incurred and charge the other business units maintenance cost based on a rate per flight hour. These charges are reflected as a reduction in direct costs for EH Centralized Operations and an increase in direct costs of the other business units.

We previously provided production management services, contract personnel and medical support services in the U.S. Gulf of Mexico to the domestic oil and gas industry under the Grasso name. As discussed in Note 2, on November 2, 2007, we sold Grasso, and therefore the financial results for our Production Management Services segment are classified as discontinued operations.

Amounts presented in the capital expenditures table for fiscal years 2006 and 2007, and in the identifiable assets and long-lived assets tables as of March 31, 2007, have been reclassified from our prior presentation to conform to current period presentation.

The following shows reportable segment information for the fiscal years ended March 31, 2006, 2007 and 2008, reconciled to consolidated totals, and prepared on the same basis as our consolidated financial statements:

	Fiscal Year Ended March 31,
	2006	2007	2008
	(In thousands)

Segment gross revenue from external customers:
North America	$211,469	$235,178	$234,717
South and Central America	42,869	52,820	63,863
Europe	241,750	292,705	359,706
West Africa	107,411	131,141	170,770
Southeast Asia	61,168	73,404	111,117
Other International	33,934	45,876	46,737
EH Centralized Operations	10,607	11,996	10,931
Bristow Academy	—	—	14,787
Corporate	693	475	136

Total segment gross revenue	$709,901	$843,595	$1,012,764

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Fiscal Year Ended March 31,
	2006	2007	2008
	(In thousands)

Intrasegment gross revenue:
North America	$5,013	$4,800	$2,941
South and Central America	—	—	—
Europe	3,544	5,229	2,038
West Africa	—	—	—
Southeast Asia	—	—	—
Other International	1,405	129	781
EH Centralized Operations	142	1,900	11,435
Bristow Academy	—	—	—

Total intrasegment gross revenue	$10,104	$12,058	$17,195

	Fiscal Year Ended March 31,
	2006	2007	2008
	(In thousands)

Consolidated gross revenue reconciliation:
North America	$216,482	$239,978	$237,658
South and Central America	42,869	52,820	63,863
Europe	245,294	297,934	361,744
West Africa	107,411	131,141	170,770
Southeast Asia	61,168	73,404	111,117
Other International	35,339	46,005	47,518
EH Centralized Operations	10,749	13,896	22,366
Bristow Academy	—	—	14,787
Intrasegment eliminations	(10,104)	(12,058)	(17,195)
Corporate	693	475	136

Total consolidated gross revenue	$709,901	$843,595	$1,012,764

Consolidated operating income (loss) reconciliation:
North America	$30,717	$29,210	$32,559
South and Central America	6,662	15,825	14,852
Europe	48,692	52,819	77,348
West Africa	11,981	18,798	31,941
Southeast Asia	9,851	13,370	23,754
Other International	9,062	9,309	(283)
EH Centralized Operations	(25,012)	(13,580)	(13,391)
Bristow Academy	—	—	(809)
Gain on disposal of assets	103	10,615	9,390
Corporate	(23,589)	(25,238)	(26,613)

Total consolidated operating income	$68,467	$111,128	$148,748

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Fiscal Year Ended March 31,
	2006	2007	2008
	(In thousands)

Capital expenditures:
North America	$16,541	$29,064	$34,518
South and Central America	537	30,025	9,007
Europe	39,521	88,400	107,212
West Africa	28,716	1,892	15,823
Southeast Asia	1,349	221	4,355
Other International	1,007	1,861	8,974
EH Centralized Operations	4	63	297
Bristow Academy	—	—	7,073
Corporate(1)	66,480	153,080	150,608

Total capital expenditures(2)	$154,155	$304,606	$337,867

Depreciation and amortization:
North America	$12,436	$11,553	$12,245
South and Central America	3,661	3,891	3,878
Europe	10,803	11,671	17,668
West Africa	5,741	6,601	8,090
Southeast Asia	3,681	3,497	4,090
Other International	3,031	3,511	5,161
EH Centralized Operations	2,612	1,510	753
Bristow Academy	—	—	1,840
Corporate	95	225	415

Total depreciation and amortization	$42,060	$42,459	$54,140

	March 31,
	2007	2008
	(In thousands)

Identifiable assets:
North America	$249,084	$301,494
South and Central America	109,279	132,038
Europe	416,447	509,413
West Africa	167,826	252,458
Southeast Asia	92,173	165,431
Other International	79,385	99,185
EH Centralized Operations	47,049	51,291
Bristow Academy	—	33,966
Corporate(3)	318,406	432,079

Total identifiable assets(4)	$1,479,649	$1,977,355

(1)	Includes $66.1 million, $152.9 million and $150.4 million of construction in progress payments that were not allocated to business units in fiscal years 2006, 2007 and 2008, respectively.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(2)	Excludes $0.1 million, $0.2 million and $0.1 million of capital expenditures for discontinued operations for fiscal years 2006, 2007 and 2008, respectively.

(3)	Includes $167.8 million and $182.9 million in progress payments on aircraft scheduled to be delivered in future periods for fiscal years 2007 and 2008, respectively, which is included in construction in progress within property and equipment on our consolidated balance sheets as of March 31, 2007 and 2008.

(4)	Excludes $26.2 million in identifiable assets from discontinued operations as of March 31, 2007.

We attribute revenue to various countries based on the location where helicopter services are actually performed. Long-lived assets consist primarily of helicopters and are attributed to various countries based on the physical location of the asset at a given fiscal year end. Entity-wide information by geographic area is as follows:

	Fiscal Year Ended March 31,
	2006	2007	2008
	(In thousands)

Gross revenue:
United Kingdom	$250,304	$304,669	$357,706
United States	158,135	186,187	249,641
Nigeria	107,411	131,141	170,770
Australia	52,382	66,679	102,774
Trinidad	24,659	30,355	37,441
Mexico	10,849	14,021	17,014
Other countries	106,161	110,543	77,418

	$709,901	$843,595	$1,012,764

	March 31,
	2007	2008
	(In thousands)

Long-lived assets
United States(1)	$141,963	$194,482
United Kingdom	234,710	333,686
Nigeria	114,916	132,935
Norway	59,004	95,651
Australia	59,027	74,533
Trinidad	40,813	46,179
Other countries	73,298	112,190
Construction in progress attributable to aircraft(2)	167,790	182,882

	$891,521	$1,172,538

(1)	Excludes $0.4 million in long-lived assets from discontinued operations as of March 31, 2007.

(2)	These costs have been disclosed separately as the physical location where the aircraft will ultimately be operated is subject to change.

Goodwill was $6.6 million and $15.7 million as of March 31, 2007 and 2008, respectively. The increase in goodwill between March 31, 2007 and March 31, 2008 is primarily the result of the acquisition of HAI in fiscal year 2008, which had $8.9 million in goodwill (see Note 2).

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During fiscal year 2008, we conducted operations in over 20 countries including the U.S. and the U.K. Due to the nature of our principal assets, aircraft are regularly and routinely moved between operating areas (both domestic and foreign) to meet changes in market and operating conditions. During fiscal years 2006, 2007 and 2008, the aggregate activities of one international oil company customer accounted for 10%, 18% and 21%, respectively, of consolidated gross revenue. During fiscal year 2008, our top ten customers accounted for 57% of consolidated gross revenue.

Note 11 —	QUARTERLY FINANCIAL INFORMATION (Unaudited)

	Fiscal Quarter Ended
	June 30	September 30(1)	December 31(2)	March 31(3)(4)
	(In thousands, except per share amounts)

Fiscal Year 2007
Gross revenue	$206,280	$209,629	$211,009	$216,677
Operating income(5)(6)	29,641	29,470	20,241	31,776
Income from continuing operations(5)(6)(7)	16,289	18,145	9,934	26,980
Income from discontinued operations(8)	940	930	517	437

Basic earnings per common share:
Earnings from continuing operations	$0.70	$0.76	$0.29	$1.01
Earnings from discontinued operations	0.04	0.04	0.02	0.02

Net earnings	$0.74	$0.80	$0.31	$1.03

Diluted earnings per share:
Earnings from continuing operations	$0.69	$0.75	$0.29	$0.89
Earnings from discontinued operations	0.04	0.04	0.02	0.02

Net earnings	$0.73	$0.79	$0.31	$0.91

Fiscal Year 2008
Gross revenue	$231,151	$259,808	$261,520	$260,285
Operating income(5)(6)	28,786	49,718	36,748	33,496
Income from continuing operations(5)(6)(7)(9)	21,910	33,335	26,234	26,335
Income (loss) from discontinued operations(8)	762	615	(6,086)	887

Basic earnings per common share:
Earnings from continuing operations	$0.80	$1.27	$0.97	$0.97
Earnings (loss) from discontinued operations	0.03	0.03	(0.26)	0.04

Net earnings	$0.83	$1.30	$0.71	$1.01

Diluted earnings per share:
Earnings from continuing operations	$0.73	$1.10	$0.86	$0.86
Earnings (loss) from discontinued operations	0.02	0.02	(0.20)	0.03

Net earnings	$0.75	$1.12	$0.66	$0.89

(1)	Operating income and income from continuing operations for the fiscal quarter ended September 30, 2007 included $5.4 million in reversal of accrual for sales tax contingency ($2.8 million of which was originally accrued in the fiscal quarter ended December 31, 2006) in West Africa which is included in direct costs in our consolidated statements of income.

(2)	Income from continuing operations for the fiscal quarter ended December 31, 2006 included expense of $1.2 million, net of taxes, for acquisition costs previously deferred in connection with an acquisition we were

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

evaluating as we determined that the acquisition was no longer probable. This quarter also included additional tax expense of $2.5 million related to the sale of certain assets of Turbo completed in November 2006. See discussion of the Turbo asset sale in Note 2.

(3)	Income from continuing operations for the fiscal quarter ended March 31, 2007 included an after-tax gain on the sale of our investment in Aeroleo of $1.6 million on March 30, 2007, which is included in other income (expense), net in our consolidated statements of income. See discussion in Note 3.

(4)	Income from continuing operations for the fiscal quarters ended March 31, 2007 and 2008 included dividend income received from an unconsolidated affiliate, net of taxes, of $1.7 million and $1.8 million, respectively. Operating income and income from continuing operations for the fiscal quarter ended March 31, 2008 included expense of $2.9 million, net of taxes, related to a claim by a former agent who we terminated in connection with the Internal Review. These costs are included in general and administrative expenses in our consolidated statements of income. Also for the fiscal quarter ended March 31, 2008, operating income and income from continuing operations included reversals of accruals for tax items of $1.0 million and $0.8 million, net of taxes, in Europe and West Africa, respectively, and $6.0 million in tax benefit which directly reduced our provision of income taxes associated with reduced U.K. corporate tax rates and an internal reorganization (see Note 7). The reversals of accruals in Europe and West Africa are included in direct costs in our consolidated statements of income. Operating income and income from continuing operations for the fiscal quarter ended March 31, 2008 included $1.2 million, net of taxes, of retirement related expenses for retirement agreements executed between the Company and two of our corporate officers, which were recorded in general and administrative expenses in our consolidated statements of income.

(5)	Operating income and income from continuing operations included legal and professional costs in connection with the Internal Review and DOJ investigation totaling $0.7 million and $0.5 million, respectively, for the fiscal quarter ended June 30, 2006; $0.3 million and $0.2 million, respectively, for the fiscal quarter ended September 30, 2006; $3.7 million and $2.4 million, respectively, for the fiscal quarter ended December 31, 2006; and $0.4 million and $0.3 million, respectively, for the fiscal quarter ended March 31, 2007. Operating income and income from continuing operations included legal and professional costs in connection with the Internal Review and DOJ investigation totaling; $0.5 million and $0.3 million, respectively, for the fiscal quarter ended September 30, 2007; $0.3 million and $0.2 million, respectively, for the fiscal quarter ended December 31, 2007; and $0.5 million and $0.3 million, respectively, for the fiscal quarter ended March 31, 2008. Income from continuing operations amounts are presented on an after-tax basis. In December 2006, we recorded a pre-tax charge of $3.0 million for costs and fees we expected to incur in connection with the resolution of the SEC investigation regarding findings resulting from the Internal Review, a substantial portion of which related to legal fees in connection with the investigation. We reversed $1.0 million ($0.7 million, net of taxes) of this charge in September 2007 upon settlement of the investigation with the SEC.

(6)	Operating income and income from continuing operations for the fiscal quarters ended June 30, September 30 and December 31, 2006 and March 31, 2007 included $0.7 million, $2.4 million, $0.7 million and $3.2 million, respectively, in gains on disposal of assets, net of taxes. Operating income and income from continuing operations for the fiscal quarters ended June 30, September 30 and December 31, 2007 and March 31, 2008 included $0.4 million, $(0.5) million, $2.7 million and $3.5 million, respectively, in gains (losses) on disposal of assets, net of taxes.

(7)	Income from continuing operations for the fiscal quarters ended June 30, September 30 and December 31, 2006 and March 31, 2007 included $3.1 million, $0.9 million, $2.2 million and $0.1 million, respectively, of foreign currency transaction losses, net of taxes. Income from continuing operations for fiscal quarters ended June 30, September 30 and December 31, 2007 and March 31, 2008 included $0.4 million, $0.2 million, $0.6 million, and $(0.2) million, respectively, of foreign currency transaction gains (losses), net of taxes.

(8)	On November 2, 2007, we sold our Grasso business, which comprised our entire Production Management Services segment. The financial results for our Production Management Services segment through

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

November 2, 2007 are classified as discontinued operations. Income from discontinued operations for the fiscal quarter ended December 31, 2007 included an after-tax loss of $5.3 million related to the sale.

(9)	Income from continuing operations for the fiscal quarters ended June, September and December 2007 and March 31, 2008 included $0.2 million, $1.5 million, $2.0 million and $2.8 million, respectively, of interest expense, net of interest income from invested proceeds, from issuance of the 7 1/2% Senior Notes in June and November 2007, net of taxes. See a discussion of the 7 1/2% Senior Notes in Note 5.

Note 12 —	SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

In connection with the sale of the 7 1/2% Senior Notes and the 6 1/8% Senior Notes, the Guarantor Subsidiaries jointly, severally and unconditionally guaranteed the payment obligations under these notes. The following supplemental financial information sets forth, on a consolidating basis, the balance sheet, statement of income and cash flow information for Bristow Group Inc. (“Parent Company Only”), for the Guarantor Subsidiaries and for our other subsidiaries (the “Non-Guarantor Subsidiaries”). We have not presented separate financial statements and other disclosures concerning the Guarantor Subsidiaries because management has determined that such information is not material to investors.

The supplemental condensed consolidating financial information has been prepared pursuant to the rules and regulations for condensed financial information and does not include all disclosures included in annual financial statements, although we believe that the disclosures made are adequate to make the information presented not misleading. The principal eliminating entries eliminate investments in subsidiaries, intercompany balances and intercompany revenue and expense.

The allocation of the consolidated income tax provision was made using the with and without allocation method.

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental Condensed Consolidating Statement of Income
Fiscal Year Ended March 31, 2006

	Parent		Non-
	Company	Guarantor	Guarantor
	Only	Subsidiaries	Subsidiaries	Eliminations	Consolidated
			(In thousands)

Revenue:
Gross revenue	$692	$236,543	$472,666	$—	$709,901
Intercompany revenue	—	8,263	8,831	(17,094)	—

	692	244,806	481,497	(17,094)	709,901

Operating expense:
Direct cost	16	172,047	368,247	—	540,310
Intercompany expenses	—	8,831	7,823	(16,654)	—
Depreciation and amortization	95	17,559	24,406	—	42,060
General and administrative	24,168	12,246	23,193	(440)	59,167
Gain on disposal of assets	4	(589)	482	—	(103)

	24,283	210,094	424,151	(17,094)	641,434

Operating income (loss)	(23,591)	34,712	57,346	—	68,467
Earnings (losses) from unconsolidated affiliates, net	35,737	(2,534)	9,500	(35,945)	6,758
Interest income	54,920	90	4,244	(55,208)	4,046
Interest expense	(14,597)	(11)	(55,289)	55,208	(14,689)
Other income net	(515)	10	5,120	—	4,615

Income from continuing operations before provision for income taxes and minority interest	51,954	32,267	20,921	(35,945)	69,197
Allocation of consolidated income taxes	6,010	(458)	(20,220)	—	(14,668)
Minority interest	(155)	—	(64)	—	(219)

Income from continuing operations	57,809	31,809	637	(35,945)	54,310
Discontinued operations:
Income from discontinued operations before provision for income taxes	—	5,438	—	—	5,438
Provision for income taxes on discontinued operations	—	(1,939)	—	—	(1,939)

Income from discontinued operations	—	3,499	—	—	3,499

Net income	$57,809	$35,308	$637	$(35,945)	$57,809

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental Condensed Consolidating Statement of Cash Flows
Fiscal Year Ended March 31, 2006

	Parent		Non-
	Company	Guarantor	Guarantor
	Only	Subsidiaries	Subsidiaries	Eliminations	Consolidated
			(In thousands)

Net cash provided by operating activities	$42,235	$48,593	$16,797	$(68,360)	$39,265
Cash flows from investing activities:
Capital expenditures	(520)	(109,618)	(29,434)	—	(139,572)
Proceeds from asset dispositions	73	61,581	23,738	—	85,392
Investments	—	2,000	(2,000)	—	—

Net cash used in investing activities	(447)	(46,037)	(7,696)	—	(54,180)

Cash flows from financing activities:
Proceeds from borrowings	20,691	—	—	(20,691)	—
Debt issuance costs	(2,564)	—	—	—	(2,564)
Repayment of debt and debt redemption premiums	—	—	(4,070)	—	(4,070)
Increases (decreases) in cash related to intercompany advances and debt	(10,501)	(4,600)	(6,804)	21,905	—
Partial prepayment of put/call obligation	(129)	—	—	—	(129)
Dividends paid	—	(4,500)	(62,646)	67,146	—
Issuance of common stock	1,369	—	—	—	1,369

Net cash provided (used in) by financing activities	8,866	(9,100)	(73,520)	68,360	(5,394)
Effect of exchange rate changes on cash and cash equivalents	—	—	(3,649)	—	(3,649)

Net increase (decrease) in cash and cash equivalents	50,654	(6,544)	(68,068)	—	(23,958)
Cash and cash equivalents at beginning of period	23,947	7,907	114,586	—	146,440

Cash and cash equivalents at end of period	$74,601	$1,363	$46,518	$—	$122,482

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental Condensed Consolidating Statement of Income
Fiscal Year Ended March 31, 2007

	Parent		Non-
	Company	Guarantor	Guarantor
	Only	Subsidiaries	Subsidiaries	Eliminations	Consolidated
			(In thousands)

Revenue:
Gross revenue	$475	$275,606	$567,514	$—	$843,595
Intercompany revenue	—	15,705	12,173	(27,878)	—

	475	291,311	579,687	(27,878)	843,595

Operating expense:
Direct cost	9	196,920	437,373	—	634,302
Intercompany expenses	—	12,161	15,667	(27,828)	—
Depreciation and amortization	225	18,435	23,799	—	42,459
General and administrative	25,480	13,464	27,427	(50)	66,321
Gain on disposal of assets	—	(1,110)	(9,505)	—	(10,615)

	25,714	239,870	494,761	(27,878)	732,467

Operating income (loss)	(25,239)	51,441	84,926	—	111,128
Earnings from unconsolidated affiliates, net	37,626	25	11,613	(37,841)	11,423
Interest income	70,711	115	3,957	(66,067)	8,716
Interest expense	(11,652)	—	(65,355)	66,067	(10,940)
Other income net	(1,927)	(111)	(6,960)	—	(8,998)

Income from continuing operations before provision for income taxes and minority interest	69,519	51,470	28,181	(37,841)	111,329
Allocation of consolidated income taxes	4,816	(5,239)	(38,358)	—	(38,781)
Minority interest	(163)	—	(1,037)	—	(1,200)

Income from continuing operations	74,172	46,231	(11,214)	(37,841)	71,348
Discontinued operations:
Income from discontinued operations before provision for income taxes	—	4,409	—	—	4,409
Provision for income taxes on discontinued operations	—	(1,585)	—	—	(1,585)

Income from discontinued operations	—	2,824	—	—	2,824

Net income	$74,172	$49,055	$(11,214)	$(37,841)	$74,172

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental Condensed Consolidating Balance Sheet
As of March 31, 2007

	Parent		Non-
	Company	Guarantor	Guarantor
	Only	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(In thousands)

ASSETS
Current assets:
Cash and cash equivalents	$133,010	$3,434	$47,744	$—	$184,188
Accounts receivable	32,103	51,331	123,453	(42,080)	164,807
Inventories	—	72,527	85,036	—	157,563
Prepaid expenses and other	830	9,391	7,166	—	17,387
Current assets from discontinued operations	—	12,029	—	—	12,029

Total current assets	165,943	148,712	263,399	(42,080)	535,974
Intercompany investment	297,113	1,046	—	(298,159)	—
Investment in unconsolidated affiliates	4,643	1,611	40,574	—	46,828
Intercompany notes receivable	825,203	—	11,980	(837,183)	—
Property and equipment — at cost:
Land and buildings	263	36,624	14,898	—	51,785
Aircraft and equipment	2,259	548,814	588,708	—	1,139,781

	2,522	585,438	603,606	—	1,191,566
Less: Accumulated depreciation and amortization	(1,471)	(121,892)	(176,682)	—	(300,045)

	1,051	463,546	426,924	—	891,521
Goodwill	—	4,745	1,774	111	6,630
Other assets	9,348	224	1,153	—	10,725
Long-term assets from discontinued operations	—	14,125	—	—	14,125

	$1,303,301	$634,009	$745,804	$(1,177,311)	$1,505,803

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
Current liabilities:
Accounts payable	$1,043	$14,744	$36,028	$(11,356)	$40,459
Accrued liabilities	10,736	15,945	103,141	(30,724)	99,098
Deferred taxes	217	—	17,394	—	17,611
Short-term borrowings and current maturities of long-term debt	—	—	4,852	—	4,852
Current liabilities from discontinued operations	—	5,948	—	—	5,948

Total current liabilities	11,996	36,637	161,415	(42,080)	167,968
Long-term debt, less current maturities	234,379	—	19,851	—	254,230
Intercompany notes payable	14,569	230,773	591,841	(837,183)	—
Accrued pension liabilities	—	—	113,069	—	113,069
Other liabilities and deferred credits	4,529	9,644	3,172	—	17,345
Deferred taxes	42,655	2,295	31,139	—	76,089
Minority interest	2,042	—	3,403	—	5,445
Stockholders’ investment:
Preferred stock	222,554	—	—	—	222,554
Common stock	236	4,062	35,426	(39,488)	236
Additional paid-in-capital	169,353	51,170	8,015	(59,185)	169,353
Retained earnings	515,589	299,428	(82,414)	(217,014)	515,589
Accumulated other comprehensive income (loss)	85,399	—	(139,113)	17,639	(36,075)

	993,131	354,660	(178,086)	(298,048)	871,657

	$1,303,301	$634,009	$745,804	$(1,177,311)	$1,505,803

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental Condensed Consolidating Statement of Cash Flows
Fiscal Year Ended March 31, 2007

	Parent		Non-
	Company	Guarantor	Guarantor
	Only	Subsidiaries	Subsidiaries	Eliminations	Consolidated
	(In thousands)

Net cash provided by (used in) operating activities	$(15,795)	$52,987	$76,739	$(9,501)	$104,430

Cash flows from investing activities:
Capital expenditures	(643)	(215,728)	(88,405)	—	(304,776)
Proceeds from asset dispositions	14,241	3,872	22,328	—	40,441

Net cash provided by (used in) investing activities	13,598	(211,856)	(66,077)	—	(264,335)

Cash flows from financing activities:
Issuance of Preferred Stock	223,550	—	—	—	223,550
Preferred Stock issuance costs	(996)	—	—	—	(996)
Repayment of debt and debt redemption premiums	—	—	(5,716)	—	(5,716)
Increases (decreases) in cash related to intercompany advances and debt	(160,940)	160,940	(2,760)	2,760	—
Partial prepayment of put/call obligation	(130)	—	—	—	(130)
Preferred Stock dividends paid	(6,107)	—	—	—	(6,107)
Dividends paid	—	—	(6,741)	6,741	—
Issuance of common stock	3,949	—	—	—	3,949
Tax benefit related to exercise of stock options	1,132	—	—	—	1,132

Net cash provided by (used in) financing activities	60,458	160,940	(15,217)	9,501	215,682
Effect of exchange rate changes on cash and cash equivalents	148	—	5,781	—	5,929

Net increase in cash and cash equivalents	58,409	2,071	1,226	—	61,706
Cash and cash equivalents at beginning of period	74,601	1,363	46,518	—	122,482

Cash and cash equivalents at end of period	$133,010	$3,434	$47,744	$—	$184,188

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental Condensed Consolidating Statement of Income
Fiscal Year Ended March 31, 2008

	Parent		Non-
	Company	Guarantor	Guarantor
	Only	Subsidiaries	Subsidiaries	Eliminations	Consolidated
			(In thousands)

Revenue:
Gross revenue	$271	$302,510	$709,983	$—	$1,012,764
Intercompany revenue	—	23,220	25,694	(48,914)	—

	271	325,730	735,677	(48,914)	1,012,764

Operating expense:
Direct cost	144	203,962	522,327	—	726,433
Intercompany expenses	—	25,845	23,069	(48,914)	—
Depreciation and amortization	291	21,357	32,492	—	54,140
General and administrative	27,651	12,832	52,350	—	92,833
Gain on disposal of assets	2	(3,967)	(5,425)	—	(9,390)

	28,088	260,029	624,813	(48,914)	864,016

Operating income (loss)	(27,817)	65,701	110,864	—	148,748
Earnings (losses) from unconsolidated affiliates, net	85,395	68	12,910	(85,395)	12,978
Interest income	87,441	224	2,268	(77,208)	12,725
Interest expense	(26,643)	—	(74,344)	77,208	(23,779)
Other income (expense), net	1,080	(997)	1,502	—	1,585

Income from continuing operations before provision for income taxes and minority interest	119,456	64,996	53,200	(85,395)	152,257
Allocation of consolidated income taxes	(15,272)	1,893	(31,147)	—	(44,526)
Minority interest	(192)	—	275	—	83

Income from continuing operations	103,992	66,889	22,328	(85,395)	107,814
Discontinued operations:
Income from discontinued operations before provision for income taxes	—	1,722	—	—	1,722
Provision for income taxes on discontinued operations	—	(5,544)	—	—	(5,544)

Loss from discontinued operations	—	(3,822)	—	—	(3,822)

Net income	$103,992	$63,067	$22,328	$(85,395)	$103,992

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental Condensed Consolidating Balance Sheet
Fiscal Year Ended March 31, 2008

	Parent		Non-
	Company	Guarantor	Guarantor
	Only	Subsidiaries	Subsidiaries	Eliminations	Consolidated
			(In thousands)

ASSETS
Current assets:
Cash and cash equivalents	$226,494	$361	$63,195	$—	$290,050
Accounts receivable	34,679	73,023	155,232	(47,019)	215,915
Inventories	—	76,706	99,533	—	176,239
Prepaid expenses and other	1,145	2,856	20,176	—	24,177

Total current assets	262,318	152,946	338,136	(47,019)	706,381

Intercompany investment	602,282	1,047	16,990	(620,319)	—
Investment in unconsolidated affiliates	4,433	3,639	44,395	—	52,467
Intercompany notes receivable	875,856	—	(15,145)	(860,711)	—
Property and equipment — at cost:
Land and buildings	212	44,230	15,614	—	60,056
Aircraft and equipment	2,957	552,429	873,610	—	1,428,996

	3,169	596,659	889,224	—	1,489,052
Less: Accumulated depreciation and amortization	(1,146)	(139,100)	(176,268)	—	(316,514)

	2,023	457,559	712,956	—	1,172,538
Goodwill	—	4,755	10,921	—	15,676
Other assets	14,183	4,457	11,653	—	30,293

	$1,761,095	$624,403	$1,119,906	$(1,528,049)	$1,977,355

LIABILITIES AND STOCKHOLDERS’ INVESTMENT
Current liabilities:
Accounts payable	$686	$14,486	$47,986	$(13,508)	$49,650
Accrued liabilities	10,893	15,780	106,368	(33,511)	99,530
Deferred taxes	(1,909)	—	11,147	—	9,238
Short-term borrowings and current maturities of long-term debt	—	—	6,541	—	6,541

Total current liabilities	9,670	30,266	172,042	(47,019)	164,959

Long-term debt, less current maturities	584,981	—	14,696	—	599,677
Intercompany notes payable	—	190,498	670,213	(860,711)	—
Accrued pension liabilities	—	—	134,156	—	134,156
Other liabilities and deferred credits	3,834	9,379	1,592	—	14,805
Deferred taxes	52,190	3,669	35,888	—	91,747
Minority interest	2,072	—	2,498	—	4,570

Stockholders’ investment:
Preferred stock	222,554	—	—	—	222,554
Common stock	239	4,996	68,986	(73,982)	239
Additional paid-in-capital	186,390	23,100	242,983	(266,083)	186,390
Retained earnings	606,931	362,495	(60,086)	(302,409)	606,931
Accumulated other comprehensive income (loss)	92,234	—	(163,062)	22,155	(48,673)

	1,108,348	390,591	88,821	(620,319)	967,441

	$1,761,095	$624,403	$1,119,906	$(1,528,049)	$1,977,355

BRISTOW GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Supplemental Condensed Consolidating Statement of Cash Flows
Fiscal Year Ended March 31, 2008

	Parent		Non-
	Company	Guarantor	Guarantor
	Only	Subsidiaries	Subsidiaries	Eliminations	Consolidated
			(In thousands)

Net cash provided by (used in) operating activities	$(418)	$83,358	$7,803	$(3,186)	$87,557
Cash flows from investing activities:
Capital expenditures	(164)	(270,819)	(67,020)	—	(338,003)
Proceeds from asset dispositions	—	19,376	7,247	—	26,623
Acquisitions, net of cash received	(16,990)	—	2,368	—	(14,622)
Net proceeds from sale of discontinued operations	21,958	—	—	—	21,958
Notes issued to unconsolidated affiliate	—	(4,141)	—	—	(4,141)
Investment in unconsolidated affiliate	—	(1,960)	—	—	(1,960)

Net cash provided by (used in) investing activities	4,804	(257,544)	(57,405)	—	(310,145)

Cash flows from financing activities:
Proceeds from borrowings	350,622	—	—	—	350,622
Debt issuance costs	(5,882)	—	—	—	(5,882)
Repayment of debt and debt redemption premiums	—	—	(10,054)	—	(10,054)
Increases (decreases) in cash related to intercompany advances and debt	(250,586)	171,113	76,287	3,186	—
Partial prepayment of put/call obligation	(163)	—	—	—	(163)
Acquisition of minority interest	—	—	(507)	—	(507)
Preferred Stock dividends paid	(12,650)	—	—	—	(12,650)
Issuance of common stock	5,756	—	—	—	5,756
Tax benefit related to exercise of stock options	1,738	—	—	—	1,738

Net cash provided by financing activities	88,835	171,113	65,726	3,186	328,860
Effect of exchange rate changes on cash and cash equivalents	263	—	(673)	—	(410)

Net increase (decrease) in cash and cash equivalents	93,484	(3,073)	15,451	—	105,862
Cash and cash equivalents at beginning of period	133,010	3,434	47,744	—	184,188

Cash and cash equivalents at end of period	$226,494	$361	$63,195	$—	$290,050

Prospectus

Bristow Group Inc.

Senior Debt Securities
Subordinated Debt Securities
Common Stock
Preferred Stock
Warrants
Guarantees of Debt Securities

We may offer and sell the securities listed above from time to time in one or more classes or series and in amounts, at prices and on terms that we will determine at the time of the offering. Any debt securities we issue under this prospectus may be guaranteed by Air Logistics, L.L.C., Air Logistics of Alaska, Inc. and Airlog International, Ltd., our wholly owned subsidiaries.

We will provide the specific terms of the securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

Our common stock is listed on the New York Stock Exchange under the symbol “BRS.”

You should consider carefully the risk factors on page 2 of this prospectus and in any applicable prospectus supplement before purchasing any of our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 9, 2008.

About This Prospectus

This prospectus is part of a registration statement that we have filed with the U.S. Securities and Exchange Commission (“SEC”) using a “shelf” registration process. Using this process, we may offer any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we use this prospectus to offer securities, we will provide a prospectus supplement and, if applicable, a pricing supplement that will describe the specific terms of the offering. The prospectus supplement and any pricing supplement may also add to, update or change the information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. Please carefully read this prospectus, the prospectus supplement and any pricing supplement, in addition to the information contained in the documents we refer to under the heading “Where You Can Find More Information.”

You should rely only on the information contained in or incorporated by reference into this prospectus, the prospectus supplement and any pricing supplement. We have not authorized anyone to provide you with different information. You should assume that the information appearing in or incorporated by reference into this prospectus, any prospectus supplement and any pricing supplement is accurate only as of the date on its cover page and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since such dates.

i

Bristow Group Inc.

We are the leading provider of helicopter services to the worldwide offshore energy industry based on the number of aircraft operated. We are one of two helicopter service providers to the offshore energy industry with global operations. We have operations in most of the major offshore oil and gas producing regions of the world, including in the North Sea, the U.S. Gulf of Mexico, Nigeria and Australia. We have a long history in the helicopter services industry through Bristow Helicopters Ltd. and Offshore Logistics, Inc., having been founded in 1955 and 1969, respectively.

We provide helicopter services to a broad base of major, independent, international and national energy companies. Customers charter our helicopters to transport personnel between onshore bases and offshore platforms, drilling rigs and installations. A majority of our helicopter revenue is attributable to oil and gas production activities, which have historically provided a more stable source of revenue than exploration and development related activities. Additionally, our Global Training division is approved to provide helicopter flight training to the commercial pilot and flight instructor level by both the U.S. Federal Aviation Administration and the European Joint Aviation Authority. The Global Training division supports, coordinates, standardizes, and in the case of the Bristow Academy schools, directly manages our flight training activities.

We use the pronouns “we”, “our” and “us” and the terms “Bristow Group” and the “Company” to refer collectively to Bristow Group Inc. and its consolidated subsidiaries and affiliates, unless the context indicates otherwise. We also own interests in other entities that we do not consolidate for financial reporting purposes, which we refer to as unconsolidated affiliates, unless the context indicates otherwise. Bristow Group, Bristow Aviation Holdings Limited, its consolidated subsidiaries and affiliates, and the unconsolidated affiliates are each separate corporations, limited liability companies or other legal entities, and our use of the terms “we”, “our” and “us” does not suggest that we have abandoned their separate identities or the legal protections given to them as separate legal entities. The term “you” refers to a prospective investor.

Our principal executive offices are located at 2000 W. Sam Houston Pkwy. S., Suite 1700, Houston, Texas, 77042. Our telephone number is (713) 267-7600. Our website address is www.bristowgroup.com. Information contained on our website does not constitute part of this prospectus.

Risk Factors

An investment in our securities involves risks. You should carefully consider all of the information contained in or incorporated by reference in this prospectus and other information which may be incorporated by reference in this prospectus or any prospectus supplement as provided under “Where You Can Find More Information,” including the risks described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Reports on Form 10-K and our Quarterly Reports on Form 10-Q. This prospectus also contains forward-looking statements that involve risks and uncertainties. Please read “Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described elsewhere in this prospectus or any prospectus supplement and in the documents incorporated by reference into this prospectus or any prospectus supplement. If any of these risks occur, our business, financial condition or results of operations could be adversely affected. Additional risks not currently known to us or that we currently deem immaterial may also have a material adverse effect on us.

Forward-Looking Statements

This prospectus and the documents incorporated by reference in this prospectus contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements about our future business, strategy, operations, capabilities and results; use of proceeds; financial projections; plans and objectives of our management; expected actions by us and by third parties, including our customers, competitors and regulators; and other matters. Some of the forward-looking statements can be identified by the use of words such as “believes”, “belief”, “expects”, “plans”, “anticipates”, “intends”, “projects”, “estimates”, “may”, “might”, “would”, “could” or other similar words; however, all statements in this prospectus, other than statements of historical fact or historical financial results are forward-looking statements.

Our forward-looking statements reflect our views and assumptions on the date we are filing this prospectus regarding future events and operating performance. We believe that they are reasonable, but they involve known and unknown risks, uncertainties and other factors, many of which may be beyond our control, that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Accordingly, you should not put undue reliance on any forward-looking statements. Factors that could cause our forward-looking statements to be incorrect and actual events or our actual results to differ from those that are anticipated include all of the following:

•	the risks and uncertainties described under “Risk Factors” in this prospectus, in any prospectus supplement and in the “Risk Factors” and other sections of the documents that we incorporated by reference into this prospectus, including our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q and in our other reports filed with the SEC;

•	the level of activity in the oil and natural gas industry is lower than anticipated;

•	production-related activities become more sensitive to variances in commodity prices;

•	the major oil companies do not continue to expand internationally;

•	market conditions are weaker than anticipated;

•	we are unable to acquire additional aircraft due to limited availability;

•	we are not able to re-deploy our aircraft to regions with the greater demand;

•	we do not achieve the anticipated benefit of our fleet capacity expansion program;

•	the outcome of the United States Department of Justice (“DOJ”) investigation relating to our internal review of Foreign Corrupt Practices Act and other matters, which is ongoing, has a greater than anticipated financial or business impact; and

•	the outcome of the DOJ antitrust investigation, which is ongoing, has a greater than anticipated financial or business impact.

All forward-looking statements in this prospectus are qualified by these cautionary statements and are only made as of the date of this prospectus. We do not undertake any obligation, other than as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Use of Proceeds

Unless we inform you otherwise in the prospectus supplement, the net proceeds from the sale of the securities will be used for general corporate purposes, including:

•	helicopter purchases,

•	acquisitions,

•	working capital,

•	capital expenditures,

•	repayment or refinancing of debt, and

•	repurchases and redemptions of securities.

Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of other short-term indebtedness.

Ratio of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and
Preferred Stock Dividends

The following table sets forth our consolidated ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated:

	Fiscal Year Ended March 31,
	2004		2005		2006		2007		2008

Ratio of Earnings to Fixed Charges	4.1	x	5.0	x	4.3	x	5.4	x	4.5	x
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	4.1	x	5.0	x	4.3	x	3.7	x	3.2	x

For purposes of this table, “earnings” are defined as income from continuing operations before provision for income taxes and minority interest, undistributed earnings of unconsolidated equity affiliates, amortization of capitalized interest and fixed charges, less capitalized interest. “Fixed charges” consist of interest (whether expensed or capitalized), amortization of debt issuance costs, and the estimated interest portion of rental expense deemed to be representative of interest.

Description of Debt Securities

The debt securities will be senior debt securities or subordinated debt securities. We will describe in a supplement to this prospectus the specific terms of each series of debt securities being offered, including the terms, if any, on which a series of debt securities may be convertible into or exchangeable for our common stock, preferred stock or other debt securities and the name of the trustee under the applicable indenture. The debt securities will be issued under a senior indenture or a subordinated indenture. The forms of these indentures are filed as exhibits to the registration statement of which this prospectus forms a part. The statements and descriptions in this prospectus or in any prospectus supplement regarding provisions of the indentures and debt securities are summaries thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the indentures (and any amendments or supplements we may enter into from time to time which are permitted under each indenture) and the debt securities, including the definitions therein of certain terms.

Unless otherwise specified in a prospectus supplement, the debt securities will be direct unsecured obligations of Bristow Group Inc. The senior debt securities will rank equally with any of our other senior and unsubordinated debt. The subordinated debt securities will be subordinate and junior in right of payment to any senior indebtedness. The indentures do not limit the aggregate principal amount of debt securities that we may issue and provide that we may issue debt securities from time to time in one or more series, in each case with the same or various maturities, at par or at a discount. Unless indicated in a prospectus supplement, we may issue additional debt securities of a particular series without the consent of the holders of the debt securities of such series outstanding at the time of the issuance. Any such additional debt securities, together with all other outstanding debt securities of that series, will constitute a single series of debt securities under the applicable indenture.

Description of Guarantees of the Debt Securities

If specified in the applicable prospectus supplement, one or more of our subsidiaries Air Logistics, L.L.C., Air Logistics of Alaska, Inc. or Airlog International, Ltd. will guarantee the debt securities. The particular terms of any guarantee will be described in the related prospectus supplement.

Description of Capital Stock

The following description of our common stock, our preferred stock, our certificate of incorporation, as amended, our amended and restated bylaws and our stockholder rights agreement, as amended, are summaries thereof and are qualified by reference to our certificate of incorporation, as amended, our amended and restated bylaws and rights agreement, as amended. For more detail, please see our certificate of incorporation and the amendments thereto, our amended and restated bylaws and our rights agreement, as amended, and the amendments thereto, each of which is incorporated herein by reference.

General

We are authorized to issue 90,000,000 shares of common stock, par value $.01 per share, 8,000,000 shares of preferred stock, par value $.01 per share, of which 1,000,000 shares have been designated as Series A Junior Participating Preferred Stock and 4,600,000 shares have been designated as 5.50% Mandatory Convertible Preferred Stock. We are authorized to issue capital stock in certificated or uncertificated form.

Common Stock

Holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Our common stock has non cumulative voting rights, meaning that the holders of more than 50% of the voting power of the shares voting for the election of directors can elect 100% of the directors if they choose to do so. In such event, the holders of the remaining less-than-50% of the voting power of the shares voting for the election of directors will not be able to elect any directors. Subject to any preferential rights of any outstanding shares of preferred stock, the holders of the common stock are entitled to such dividends as may be declared from time-to-time at the discretion of the board of directors out of funds legally available therefore. Holders of common stock are entitled to share ratably in our net assets upon liquidation after payment or provision of all liabilities and any preferential liquidation rights of any preferred stock then outstanding. The holders of common stock have no preemptive rights to purchase additional shares of our capital stock. Shares of common stock are not subject to any redemption or sinking fund provisions and are not convertible into any other of our securities. Our common stock is subject to certain restrictions and limitations on ownership by non-U.S. citizens. See “— Certificate of Incorporation and Bylaws — Foreign Ownership.”

BNY Mellon Shareowner Services is the registrar and transfer agent for our common stock. Our common stock is listed on the New York Stock Exchange under the symbol “BRS.”

Preferred Stock

The rights of holders of common stock are subject to the rights of holders of any preferred stock. Our board of directors is empowered, without approval of the stockholders, to cause shares of preferred stock to be issued in one or more series, with the number of shares of each series and the rights, preferences and limitations of each series to be determined by it.

Among the specific matters that may be determined by the board of directors, and may be included in any prospectus supplement relating to any series of preferred stock we are offering, are the following:

•	the number of shares that shall constitute any such series and whether the number of shares may be increased or decreased by action of our board of directors;

•	whether the shares of any such series shall be convertible into or exchangeable for shares of stock of any other class or classes or shares of any other series of the same class;

•	the price or prices, or the rate or rates, of conversion if our board of directors determines that the shares of any such series shall be convertible;

•	any limitations or restrictions to be effective while any shares of any such series are outstanding upon the payment of dividends or the making of other distributions or upon the acquisition in any manner by the company or any of our subsidiaries of any of the shares of the company’s common, preferred, or other class or classes of stock;

•	any conditions or any restrictions upon the creation of indebtedness of the company or any of our subsidiaries or upon the issuance of any additional stock of any kind while the shares of any series are outstanding;

•	the annual rate of dividends, if any, payable on the shares of any such series and the conditions upon which such dividends shall be payable;

•	whether dividends, if authorized, shall be cumulative and, if so, the date from which such dividends shall be cumulative;

•	voting rights, if any;

•	when and at what price or prices (whether in cash or in debentures of the company) the shares of any such series shall be redeemable or, at the option of the company, exchangeable or both;

•	whether the shares of any such series shall be subject to the operation of any purchase, retirement or sinking fund or funds and, if so, the terms and provisions relative to the operation of any such fund or funds; and

•	the amount payable on the shares of any such series in the event of voluntary liquidation, dissolution or winding up of the affairs of the company; and any other powers, preferences and relative, participating, option and other special rights, and any qualifications, limitations and restrictions thereof.

Our board of directors may change the designation, rights, preferences, descriptions and terms of, and the number of shares in, any series of which no shares thereof have been issued. We will file the form of preferred stock with the SEC before issuance, and you should read the form of preferred stock for provisions that may be important to you. Our preferred stock is subject to certain restrictions and limitations on ownership by non-U.S. citizens. See “— Certificate of Incorporation and Bylaws — Foreign Ownership.”

The issuance of preferred stock, while providing us with flexibility in connection with possible acquisitions and other corporate purposes, could reduce the relative voting power of holders of our common stock. It could also affect the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation.

The issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an attempt to obtain control of our company. For example, if, in the exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal was not in the best interest of our stockholders, the Board could authorize the issuance of a series of preferred stock containing class voting rights that would enable the holder or holders of this series to prevent a change of control transaction or make it more difficult. Alternatively, a change of control transaction deemed by the Board to be in the best interest of our stockholders could be facilitated by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders.

5.50% Mandatory Convertible Preferred Stock

The following is a summary of certain provisions of the certificate of designations for the 4,600,000 shares of 5.50% Mandatory Convertible Preferred Stock issued in a public offering in September and October 2006 for net proceeds of $222.6 million.

Conversion.  Unless converted earlier pursuant to the terms discussed below, on September 15, 2009, the 5.50% Mandatory Convertible Preferred Stock will convert into common stock based on the following conversion rates:

Market Value of	Number of Shares of	Total Number of Shares of
Common Stock on	Common Stock Issued	Common Stock Issued
September 15,	for Each Share of	for 4,600,000 Shares of
2009	Preferred Stock	Preferred Stock

$35.26 or less	1.4180	6,522,800
Between $35.26 and $43.19	1.4180 to 1.1577	6,522,799 to 5,324,961
$43.19 or greater	1.1576	5,324,960

The “Market Value” of our common stock is the average of the closing price per share of our common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding the mandatory conversion date. Each share of 5.50% Mandatory Convertible Preferred Stock is convertible at the holder’s option at any time into approximately 1.1576 shares of our common stock based on a conversion price of $43.19 per share, subject to specified adjustments; however, upon such optional conversion of 5.50% Mandatory Convertible Preferred Stock, we will make no payment of any future dividends. If, at any time prior to the mandatory conversion date, the closing price per share of our common stock exceeds $64.785, subject to anti-dilution requirements, for at least 20 days within a period of 30 consecutive trading days, we may elect to cause the conversion of all of the 5.50% Mandatory Convertible Preferred Stock then outstanding at the conversion rate of 1.1576 shares of common stock (or a total of 5,324,960 shares of common stock upon conversion of 4,600,000 shares of 5.50% Mandatory Convertible Preferred Stock), subject to specified adjustments including payment of unpaid future dividends. There are also conversion and other requirements applicable upon the cash acquisition of our company.

Dividends.  Annual cumulative cash dividends of $2.75 per share of 5.50% Mandatory Convertible Preferred Stock are payable quarterly on the fifteenth day of each March, June, September and December. Holders of the 5.50% Mandatory Convertible Preferred Stock on the mandatory conversion date will have the right to receive the dividend due on such date (including any accrued, cumulated and unpaid dividends), whether or not declared, to the extent we are legally permitted to pay such dividends at such time.

Ranking.  With respect to both dividend rights and rights upon liquidation, winding-up or dissolution, the 5.50% Mandatory Convertible Preferred Stock will rank senior to all classes of common stock of the company and the Series A Junior Participating Preferred Stock and each other class of capital stock or series of preferred stock established subsequently unless provided otherwise by our board of directors. The 5.50% Mandatory Convertible Preferred Stock will rank junior to, or on parity with, any class of capital stock or series of preferred stock established subsequently by our board of directors, the terms of which expressly provide that such class or series will rank senior to, or on parity with, as applicable, the 5.50% Mandatory Convertible Preferred Stock.

Voting.  The shares of the 5.50% Mandatory Convertible Preferred Stock shall have no voting rights except as required by Delaware law from time to time or as follows:

•	upon a “Voting Rights Triggering Event,” which is generally defined as our failure to pay dividends on the 5.50% Mandatory Convertible Preferred Stock with respect to six or more dividend periods, the

5.50% Mandatory Convertible Preferred Stock, voting as a single class with any other securities on parity with similar voting rights (the “Voting Rights Class”), will be entitled to elect two additional directors of our company;

•	we shall not, without the affirmative vote or consent of the holders of at least 66 2/3% of the voting power of the outstanding 5.50% Mandatory Convertible Preferred Stock and the Voting Rights Class, create, authorize or issue any class of series of securities senior thereto; and

•	we shall not, without the affirmative vote or consent of the holders of at least 66 2/3% of the voting power of the outstanding 5.50% Mandatory Convertible Preferred Stock, amend, alter or repeal any of the provisions of our certificate of incorporation or any certificate of designation that would adversely affect the rights, preferences or voting powers of the 5.50% Mandatory Convertible Preferred Stock.

In exercising any voting rights, each share of 5.50% Mandatory Convertible Preferred Stock shall be entitled to one vote.

Certificate of Incorporation and Bylaws

Stockholder Meetings

Our bylaws provide that special meetings of our stockholders may be called only by our president or by a resolution of our directors.

Certain Limitations on Stockholder Actions

Our bylaws also impose some procedural requirements on stockholders who wish to:

•	make nominations in the election of directors;

•	propose that a director be removed;

•	propose any repeal or change in our bylaws; or

•	propose any other business to be brought before an annual or special meeting of stockholders.

In order to bring a proposal before an annual meeting of stockholders, our bylaws require that a stockholder deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary containing the following information:

•	a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting;

•	any material interest of the stockholder in the proposal and the beneficial owner, if any, on whose behalf the proposal is made;

•	the name, address and number of shares owned beneficially and of record by the stockholder or the beneficial owner on whose behalf the nomination or proposal is being made, if any; and

•	with respect to each person nominated for election to our board of directors, all information relating to such person that is required to be disclosed in proxy statements with respect to the election of directors by Section 14A of the Exchange Act and the related rules of the SEC.

Our bylaws provide that only such business may be conducted at a special meeting of stockholders as has been brought before the meeting by the company’s notice of meeting. Nominations of persons for election to our board of directors may be made at a special meeting by our board of directors or, provided that our board has determined that directors shall be elected at such meeting, by our stockholders. In order to nominate a person for election to our board of directors at a special meeting of stockholders, a stockholder must deliver timely notice of such nomination to our corporate secretary. Such notice must contain the information described above with respect to notices of nomination of persons for election to our board of directors at annual meetings of stockholders.

To be timely, a stockholder must generally deliver notice:

•	in connection with an annual meeting of stockholders, not earlier than the close of business on the 90th day prior to and not later than the close of business on the 60th day prior to the first anniversary of the preceding year’s annual meeting. However, if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice is required not earlier than the 90th day prior to such annual meeting and not later than the later of the 60th day prior to the annual meeting or the 10th day following the day on which we first publicly announce the date of such meeting; or

•	in connection with the election of a director at a special meeting of stockholders, not earlier than the close of business on the 90th day prior to and not later than the close of business on the later of the 60th day prior to such special meeting or the 10th day following the day on which we first publicly announce the date of such meeting.

Limitation of Liability of Directors

Our certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability as a result of any of the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above. Furthermore, our certificate of incorporation provides that, if the Delaware General Corporation Law is amended to authorize corporate action further limiting or eliminating the personal liability of directors, then the liability of our directors shall be limited or eliminated to the extent permitted by the Delaware General Corporation Law, as then amended.

Our bylaws provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred and arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director or officer. We will pay such expenses in advance of the final disposition of such action only when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment. We have entered into indemnification agreements with each of our directors that provide that we will indemnify the indemnitee against, and advance certain expenses relating to, liabilities incurred in the performance of such indemnitee’s duties on our behalf to the fullest extent permitted under Delaware law and our bylaws.

Foreign Ownership

We are subject to the Federal Aviation Act, under which our aircraft may be subject to deregistration, and we may lose our ability to operate within the United States, if persons other than citizens of the United States should come to own or control more than 25% of our voting interest. Consistent with the requirements of the Federal Aviation Act, our certificate of incorporation, as amended, provides that persons or entities that are not “citizens of the United States” (as defined in the Federal Aviation Act) shall not collectively own or control more than 25% of the voting power of our outstanding capital stock (the “Permitted Foreign Ownership Percentage”) and that, if at any time persons that are not citizens of the United States nevertheless collectively own or control more than the Permitted Foreign Ownership Percentage, the voting rights of our outstanding voting capital stock in excess of the Permitted Foreign Ownership Percentage owned by certain stockholders who are not citizens of the United States shall automatically be suspended. These voting rights will be suspended in reverse chronological order by date of registry until the number of voting shares held by persons that are not citizens of the United States is less than or equal to the Permitted Foreign Ownership Percentage. Our certificate of incorporation, as amended, further authorizes us to redeem any such suspended shares to the extent necessary for us to comply with any present or future requirements of the Federal Aviation Act.

Stockholder Rights Plan

We adopted the Rights Plan on February 9, 1996. The Rights Plan was amended in May 1997, January 2003 and February 2006. The Rights Plan is designed to assure that our stockholders receive fair and equal treatment in the event of any proposed takeover of our company and to guard against partial tender offers, squeeze-outs, open market accumulations and other abusive tactics to gain control without paying all stockholders a fair price. The Rights Plan was not adopted in response to any specific takeover proposal.

The following is a description of the terms of the preferred share purchase rights (the “Rights”) as set forth in the Rights Agreement, as amended to the date of this prospectus. This description is only a summary, and is not complete, and should be read together with the Rights Plan and each amendment thereto, each of which has been filed as an exhibit to the registration statement of which this prospectus is a part.

On February 8, 1996, our board of directors declared a dividend of one Right for each share of our common stock. The dividend distribution was made on February 29, 1996 to stockholders of record on that date. Each Right entitles the registered holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the “Preferred Shares”), of our company at a price of $50.00 per one one-hundredth of a Preferred Share (the “Purchase Price”), subject to adjustment.

Until the earlier to occur of (1) 10 days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) have acquired beneficial ownership of 10% or more of our outstanding common stock or (2) 10 business days (or such later date as may be determined by action of our board of directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 10% or more of our outstanding common stock (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the common stock share certificates outstanding as of the Record Date, by such common stock share certificate with a copy of the Summary of Rights attached thereto. Notwithstanding the foregoing, certain institutional investors are permitted to acquire and hold no more than 12.5% of our outstanding common stock without becoming an Acquiring Person, provided that the common stock is held in the ordinary course of the investor’s business and not with the purpose nor with the effect of changing or influencing the control of our company.

The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with shares of common stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new common stock share certificates issued after the Record Date upon transfer or new issuance of shares of common stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of common stock outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the shares of common stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the shares of our common stock as of the close of business on the Distribution Date, and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on February 28, 2009 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by us, in each case, as described below.

The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (1) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (2) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares or (3) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the shares of common stock or a stock dividend on shares of our common stock payable in shares of common stock or subdivisions, consolidations or combinations of shares of our common stock occurring, in any such case, prior to the Distribution Date.

Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of our common stock. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of our common stock. Each Preferred Share will have 100 votes, voting together with the shares of our common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of our common stock are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per share of our common stock. These rights are protected by customary antidilution provisions.

Because of the nature of the Preferred Shares’ dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one share of our common stock.

In the event that we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of our common stock having a market value of two times the exercise price of the Right.

At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of our common stock, our board of directors may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of our common stock, or one one-hundredth of a Preferred Share (or of a share of a class or series of our preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at our election, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 10% or more of the outstanding shares of our common stock, the board of directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time on such basis with such conditions as our board of directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

The terms of the Rights may be amended by our board of directors without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (1) the sum of .001% and the largest percentage of the outstanding shares of common stock then known to us to be beneficially owned by any person or group of affiliated or associated persons and (2) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of our company, including, without limitation, the right to vote or to receive dividends.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire our company in a manner or on terms not approved by our board of directors. The Rights, however, should not deter any prospective offeror willing to negotiate in good faith with the board of directors, nor should the Rights interfere with any merger or business combination approved by our board of directors prior to an Acquiring Person’s acquiring 10% or more of the shares of our common stock.

Delaware Business Combination Statute

We have elected to be subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:

•	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•	following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. Section 203 also may have the effect of preventing changes in our management and could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Description of Warrants

We may issue warrants to purchase debt securities, common stock, preferred stock, rights or other securities of the Company or any other entity or any combination of the foregoing. We may issue warrants independently or together with other securities. Warrants sold with other securities may be attached to or separate from the other securities. We will issue warrants under one or more warrant agreements between us and a warrant agent that we will name in the prospectus supplement.

The prospectus supplement relating to any warrants we are offering will include specific terms relating to the offering. We will file the form of any warrant agreement with the SEC, and you should read the warrant agreement for provisions that may be important to you. The prospectus supplement will include some or all of the following terms:

•	the title of the warrants;

•	the aggregate number of warrants offered;

•	the designation, number and terms of the debt securities, common stock, preferred stock, rights or other securities purchasable upon exercise of the warrants, and procedures that will result in the adjustment of those numbers;

•	the exercise price of the warrants;

•	the dates or periods during which the warrants are exercisable;

•	the designation and terms of any securities with which the warrants are issued;

•	if the warrants are issued as a unit with another security, the date, if any, on and after which the warrants and the other security will be separately transferable;

•	if the exercise price is not payable in U.S. dollars, the foreign currency, currency unit or composite currency in which the exercise price is denominated;

•	any minimum or maximum amount of warrants that may be exercised at any one time;

•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants; and

•	any other terms of the warrants.

Plan of Distribution

We may sell the securities in and outside the United States through underwriters or dealers, directly to purchasers or through agents. The prospectus supplement will include the following information:

•	the terms of the offering;

•	the names of any underwriters or agents;

•	the purchase price of the securities from us and, if the purchase price is not payable in U.S. dollars, the currency or composite currency in which the purchase price is payable;

•	the net proceeds to us from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Sale Through Underwriters or Dealers

If we use underwriters in the sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to conditions, and the underwriters will be obligated to purchase all the securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if such offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, these activities may be discontinued at any time.

If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The dealers participating in any sale of the securities may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

We may sell the securities directly. In that event, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

Remarketing

We may offer and sell any of the securities in connection with a remarketing upon their purchase, in accordance with a redemption or repayment by their terms or otherwise, by one or more remarketing firms acting as principals for their own accounts or as our agents. We will identify any remarketing firm, the terms of any remarketing agreement and the compensation to be paid to the remarketing firm in the prospectus supplement. Remarketing firms may be deemed underwriters under the Securities Act.

Derivative Transactions

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third parties may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock.

We or one of our affiliates may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus. Such financial institution or third party may transfer its short position to investors in our securities or in connection with a simultaneous offering of other securities offered by this prospectus or otherwise.

The third parties in any of the sale transactions described above will be underwriters and will be identified in the applicable prospectus supplement or in a post-effective amendment to the registration statement of which this prospectus forms a part.

General Information

We may have agreements with the agents, dealers and underwriters to indemnify them against civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may engage in transactions with us or perform services for us in the ordinary course of their businesses.

The securities may or may not be listed on a national securities exchange. We cannot assure you that there will be a market for the securities.

Legal Matters

The validity of the offered securities and other matters in connection with any offering of the securities will be passed upon for us by Baker Botts L.L.P., Houston, Texas, our outside counsel. Any underwriters will be advised about legal matters relating to any offering by their own legal counsel, which will be named in the related prospectus supplement.

Experts

The consolidated financial statements of Bristow Group Inc. as of March 31, 2008 and 2007, and for each of the years in the three-year period ended March 31, 2008, and management’s assessment of the effectiveness of internal control over financial reporting as of March 31, 2008, have been incorporated by reference herein, in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the March 31, 2008, consolidated financial statements refers to a change in the method of accounting for uncertainty in income taxes as of April 1, 2007, the method of accounting for defined benefit plans as of March 31, 2007, and the method of accounting for stock-based compensation plans as of April 1, 2006.

Where You Can Find More Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy this registration statement and any other document we file at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549.

Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public on the SEC’s website at http://www.sec.gov and on our website at http://www.bristowgroup.com. However, the information on our website does not constitute a part of this prospectus. Reports and other information concerning us can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Our common stock is listed and traded on the New York Stock Exchange under the trading symbol “BRS.”

This prospectus is part of a registration statement and, as permitted by SEC rules, does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus or any prospectus supplement to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are part of or incorporated by reference into the registration statement.

The SEC allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is considered to be part of this prospectus. Any statement contained in this prospectus or a document incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is incorporated by reference in this prospectus modifies or superseded the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below and future filings we make with the SEC (File No. 001-31617) under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information “furnished” but not “filed,” unless we specifically provide that such “furnished” information is to be incorporated by reference) after the effectiveness of this registration statement and until the termination of offerings under this prospectus:

•	our Annual Report on Form 10-K for the fiscal year ended March 31, 2008, which was filed with the SEC on May 21, 2008; and

•	the description of our common stock contained in our Registration Statement on Form 8-A/A, filed on March 7, 2003, and any subsequent amendment thereto filed for the purpose of updating such description.

We will provide, at no charge, to any person, including any beneficial owner, to whom a prospectus is delivered, a copy of any and all documents that have been incorporated by reference into this prospectus. Requests for copies of any such document should be made by written or oral request to:

Bristow Group Inc.
2000 W. Sam Houston Pkwy S., Suite 1700
Houston, Texas 77042
Attention: Corporate Secretary
Telephone number is (713) 267-7600